Form 20-F
period 2003-09-30
GENTERRA INC
filed 2004-04-15
CIK 1220859

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON,DC 20549

                                    FORM 20-F

(Mark One)
         [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

         [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended:       September 30, 2003
                          ---------------------------------------------

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 Genterra Inc.
                          (f/k/a MIRTRONICS INC.*)
             ------------------------------------------------------
               (exact name of Company as specified in its charter)

                           PROVINCE OF ONTARIO, CANADA
                 (Jurisdiction of Incorporation or organization)

                   106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

      Class C Preferred Shares,Series 1, no par value
      Class A Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

     At March 19, 2004 Genterra Inc. had outstanding 18,279,224 Class A shares and 1,703,615 Class C Preferred Shares, Series 1

     Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Company was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark which financial statement the Company has elected to
follow.     Item 17    Item 18 X
                 --         --
This Annual Report consists of __ pages including this cover page and exhibits.

* EFFECTIVE DECEMBER 31, 2003, MIRTRONICS AMALGAMATED WITH GENTERRA INVESTMENT CORPORATION AS GENTERRA INC.

UNLESS OTHERWISE NOTED, THE DOLLAR AMOUNTS CONTAINED IN THIS REPORT ARE IN CANADIAN CURRENCY ($1 CDN = $0.7513 U.S. AT March 19, 2004) AND ARE PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA.


Historic rates of exchange appear in Part I, Item 3 of this report. The effect of material differences between Canadian and United States generally accepted accounting principles which would bear upon Mirtronics Inc.'s (the "Company") financial statements, are set forth in the Note 13 to the Company's Audited Consolidated Financial Statements which are included in Part III Item 18 herein.

                                     PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.  KEY INFORMATION.

     At a shareholders meeting held on March 27, 2003, the shareholders of Mirtronics Inc. and Genterra Investment Corporation approved the amalgamation of the two companies to form Genterra Inc. ("Genterra"). The amalgamation was effected on December 31, 2003.

     In the amalgamation, shareholders of Mirtronics received 1.25 shares of Genterra Class A Shares for each share of Mirtronics common stock and 1 share of Genterra Class C Preferred Shares, Series 1 for each share of Mirtronics Class B Preferred Shares.

     After the amalgamation, Mirtronics shareholders and Genterra Investment Shareholders own 63.52% and 36.48%, respectively, of the voting shares in Genterra.

     We have included herein unaudited financials of Genterra Investment Corporation as of December 31, 2003 and proforma financials of the amalgamated company as at September 30, 2003 which account for the amalgamation as if it had occured as of that date.

     For a more detailed description of the amalgamation, we refer you to the Registration Statement on Form F-4, filed with the Securities and Exchange Commission on December 11, 2003, file number 333-103743.


A. Selected Financial Data

     The following tables sets forth in Canadian dollars selected financial data for Mirtronics for the fiscal years indicated below prepared in accordance with Canadian Generally Accepted Accounting Principles unless otherwise noted. The following selected financial data should be read in conjunction with the more detailed financial statements and the related notes thereto appearing elsewhere in this Form 20-F and the discussion under Item 5 "Operating and Analysis of Financial Condition and Results of Operation" herein. The selected financial data does not include statements of operations data or balance sheet data of any acquired operations prior to their respective acquisition effective dates.

SELECTED FINANCIAL DATA - FISCAL YEAR END

The fiscal years 2000 and 1999 were restated in 2001 to reflect the adoption of the new deferred tax rules.

                                 MIRTRONICS INC.
                            Summary of operating data
                        (All figures in Canadian dollars)
                       (Prepared Under Canadian G.A.A.P.)
                            Year Ending September 30,
                                  (As restated)

                                     2003           2002            2001                2000                  1999
                                                                                     (Restated)            (Restated)
                                    ----            ----             ----               ----                  ----
Sales                                    --      $26,616,978      $30,616,884        $28,111,834          $25,346,613

Cost of sales                            --       18,555,088       20,810,855         18,886,653           17,215,552
                                 ----------       ----------         ----------       ----------          ----------

Gross profit                                       8,061,890        9,806,029          9,225,181            8,131,061

Expenses                            144,227        8,866,314        8,220,403          7,864,237            7,506,760
                                  ---------        ---------          ---------        ---------           ---------

(Loss) earnings  from
 Operations                        (144,227)        (804,424)       1,585,626          1,360,944              624,301

Equity in earnings
  of equity investee                 96,205               --               --                 --             104,351

Gain (loss) on issue of
 shares by equitee investee             613          (90,477)              --           (116,459)                 --

(Loss) on sale of shares
 of equity investee                (175,794)        (354,983)              --                 --             (185,970)

Income taxes                         38,376           87,840         (539,406)          (651,069)            (271,288)

Non-controlling Interest                 --          236,031         (578,628)          (452,651)            (211,484)
                                    -------         ---------        ---------          ---------           ---------

Net (loss) earnings for
 the year                          (184,827)       ($926,013)        $467,592           $140,765              $59,910
                                   =========        =========         ========          =========            =========

(Loss) earnings per share
 for the year                       ($0.01)          ($0.07)           $0.04              $0.01                $  --
                                    -------           -----            -----              -----                 -----

Weighted average number
of equity shares outstanding
 during the year                 12,867,581       13,100,914       13,117,581         13,325,915           13,372,581
---------------------------------------------------------------------------------------------------------------------------


Balance Sheet Data:                                        As at September 30,

                                     2003            2002            2001                 2000                1999
                                   -------         --------         --------           ---------           ---------
Working
 capital                         $1,476,914       $9,389,706      $10,123,772         $9,227,324           $9,340,976

Total assets                      4,173,703       16,213,684       18,416,027         16,541,905           15,152,853

Long-term
 debt                                    --        1,497,233        2,312,198          2,522,081            3,291,724

Shareholders'
 equity                           3,844,656        4,254,636       5,235,4405         $4,767,848           $4,691,253

Cash dividends per
 Common Share                     Nil               Nil                Nil                 Nil                  Nil

---------------------------------------------------------------------------------------------------------------------------


The effect on net earnings (loss), earnings (loss) per share and total assets of the differences between accounting principles generally accepted in Canada and those accepted in the United States as described in Note 16 to the Audited Consolidated Financial Statements for the five years ended September 30, 2003, 2002, 2001, 2000, and 1999 are summarized as follows:

Five year historical data
Years ended September 30
Balance Sheet Data

                                                Canadian                              U.S.
                                              Accounting           Increase        Accounting
      Year ended September 30, 2003           Principles          (Decrease)       Principles
                                            -------------      -------------      ------------

Working capital                               $1,476,914         $15,798          $1,492,712
                                            =============                         ============

Total assets                                   4,173,703          15,798           4,189,501
                                            =============                         ============

Long-term debt                                        --              --                  --
                                            =============                         ============

Shareholders' equity                           3,844,656          15,798           3,860,454
                                            =============                         ============

Cash dividends per common share                      Nil                                  Nil
                                            =============                         ============


                                                Canadian                              U.S.
                                              Accounting          Increase         Accounting
      Year ended September 30, 2002           Principles         (Decrease)        Principles
                                            -------------      -------------      ------------
Working capital                             $  9,389,706        $(8,274,335)      $ 1,115,371
                                            =============                         ============

Total assets                                  16,213,684        (11,675,982)        4,537,702
                                            =============                         ============

Long-term debt                                 1,497,233         (1,497,233)                -
                                            =============                         ============

Shareholders' equity                           4,254,636            (54,221)        4,200,415
                                            =============                         ============

Cash dividends per common share                      Nil                                  Nil
                                            =============                         ============

                                                Canadian                              U.S.
                                              Accounting           Increase        Accounting
      Year ended September 30, 2001           Principles          (Decrease)       Principles
                                            -------------      -------------      ------------

Working capital                               10,123,772         (8,969,776)        1,153,996
                                            =============                         ============

Total assets                                  18,416,027        (12,918,909)        5,497,118
                                            =============                         ============

Long-term debt                                 2,312,198         (2,312,198)                -
                                            =============                         ============

Shareholders' equity                           5,235,405            (14,097)        5,221,308
                                            =============                         ============

Cash dividends per common share                      Nil                                  Nil
                                            =============                         ============

                                                Canadian                              U.S.
                                              Accounting           Increase        Accounting
      Year ended September 30, 2000           Principles          (Decrease)       Principles
                                            -------------      -------------      ------------
Working capital                                9,327,324         (8,477,950)          849,374
                                            =============                         ============

Total assets                                  16,541,905        (11,350,824)        5,191,081
                                            =============                         ============

Long-term debt                                 2,522,081         (2,522,081)                -
                                            =============                         ============

Shareholders' equity                           4,767,848             48,251         4,816,099
                                            =============                         ============

Cash dividends per common share                      Nil                                  Nil
                                            =============                         ============

                                                Canadian                              U.S.
                                              Accounting           Increase        Accounting
      Year ended September 30, 1999           Principles          (Decrease)       Principles
                                            -------------      -------------      ------------

Working capital                                9,340,976         (8,694,800)          646,176
                                            =============                         ============

Total assets                                  15,152,853        (10,084,327)        5,068,526
                                            =============                         ============

Long-term debt                                 3,291,724         (3,291,724)                -
                                            =============                         ============

Shareholders' equity                           4,691,253             34,962         4,726,215
                                            =============                         ============

Cash dividends per common share                      Nil                                  Nil
                                            =============                         ============

                                                                   Year Ended September 30,
                                                    2003          2002         2001         2000         1999
                                                  ---------    ---------    ---------    ---------    ---------
(Loss) earnings for the period in accordance
 with Canadian GAAP                              $(184,827)    $(926,013)   $ 467,592    $ 140,765    $  59,911

 Foreign exchange (gain) loss on long-term debt         --        (8,852)     102,055       85,144      (89,448)
 Minority interest thereon                              --         5,195      (61,147)     (51,015)      50,550
                                                  ---------    ---------    ---------    ---------    ---------
Net (loss) earnings for the period in
 accordance with US GAAP                          (184,827)     (929,670)     508,500      174,894       21,013
                                                  =========    =========    =========    =========    =========

Net (loss) earnings for the
 period in accordance with US GAAP                (184,827)     (929,670)     508,500      174,894       21,013

Other comprehensive (loss) income, net of tax
Unrealized (loss) gain in available for sale
 securities                                         70,052       (40,124)     (62,348)      13,287       65,288
                                                  ---------    ---------    ---------    ---------    ---------
Comprehensive (loss) income                       (114,775)     (969,794)     446,152      188,181       86,301
                                                  =========    =========    =========    =========    =========

(Loss) earnings per share - US accounting
principles - for the period                          (0.01)        (0.07)        0.03         0.01         0.01
                                                  =========    =========    =========    =========    =========

Diluted (loss) earnings per share
 US accounting principles - for the period           (0.01)        (0.07)        0.03         0.01         0.01
                                                   =========    =========    =========    =========    =========


     The following table sets forth the high and low exchange rates for each month during the previous six months.



                             C$ HIGH                      C$ LOW
                    C$/US$        US$/C$          C$/US$          US$/C$
February2004        1.3108       0.7629           1.3442          0.7439
January 2004        1.2690       0.7880           1.3340          0.7496
December 2003       1.2923       0.7738           1.3405          0.7460
November 2003       1.2973       0.7708           1.3362          0.7484
October 2003        1.3043       0.7667           1.3481          0.7418
September 2003      1.3469       0.7424           1.3876          0.7207


     The following tables set forth a history of the average exchange rates for the US/Canadian dollar during the last five fiscal years of the Company, calculated using the average of the exchange rates on the last day of each month during the period.


Fiscal Year
Ended September 30,          C$/US$              US$/C$

1999                         1.5007              0.6664
2000                         1.4725              0.6791
2001                         1.5359              0.6511
2002                         1.5742              0.6352
2003                         1.4578              0.6860

Source:  Federal Reserve Statistical Release


         On March 19, 2004 the exchange rate for the US/Canadian dollars was $0.7513 ($1.3310/1US$), based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York. The above averages are calculated from daily noon buying rates.


B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable

D. Risk factors

     The Company's operating results and business is highly dependent upon the operations and results of the real estate previously operated by Genterra Investment Corporation, and the equity investment in Synergx Systems Inc. Accordingly, the risk factors described herein refer to both the real estate operations and Synergx .


OUR CLASS A SHARES ARE DEEMED TO BE "PENNY STOCK," WHICH MAY MAKE IT MORE DIFFICULT FOR INVESTORS TO SELL THEIR SHARES DUE TO SUITABILITY REQUIREMENTS

     Our Class A shares are deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. These requirements may reduce the potential market for our Class A shares by reducing the number of potential investors. This may make it more difficult to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline. Penny stocks are stocks:

         With a price of less than $5.00 per share;

         That are not traded on a "recognized" national exchange;

         Whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stock must still have a price of not less than $5.00 per share);

         In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $10.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

         Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor.

YOU MAY HAVE DIFFICULTY SELLING YOUR SHARES OF GENTERRA BECAUSE OF THE LIMITED TRADING VOLUME.

         Historically, the securities of Mirtronics and Genterra Investment have experienced a very limited trading volume. As a result there may be less coverage by security analysts, the trading price may be lower, and it may be more difficult for our stockholders to dispose of our securities.


GENTERRA'S RESULTS WILL BE DEPENDENT ON ITS RENTAL REAL ESTATE PROPERTIES.


         LOSS OF SINGLE PURPOSE TENANTS COULD RESULT IN HIGHER LEASING COSTS.


     The need to renew and release upon lease expiration is no different for Genterra than it is for any other real estate portfolio. However, properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario with their large single purpose tenants, have tenant specific leasehold improvements. In the event that Genterra is not successful in renewing these leases upon their expiration, or replacing them with a similar tenant, a significant amount of demolition will be required and could therefore be considered a risk factor.


         THERE IS A NEED FOR RENTAL INCOME TO MAINTAIN CASH FLOW


     The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk. For the most part, Genterra's tenants are suppliers to the retail market and they therefore are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of the company's tenants was negatively impacted by such a change in economic conditions and was no longer able to meet its rental obligations, this in turn could impact the company.


         PROPERTY FINANCING IS TAILORED TO RENTAL TERMS

     Genterra attempts to ensure that leases are net-net and that the cash flow derived therefrom is matched to the terms of the associated mortgage financing. To the extent that this cash flow is negatively impacted, Genterra's ability to meet its operating costs and financing obligations as they fall due could be considered a risk


         THE NEED TO RENEGOTIATE FINANCING TERMS AS THEY COME DUE.

     The ability to renegotiate mortgage financing on the various properties as they fall due could be considered a risk factor. Save and except for the property located at Wendell Avenue, Toronto, Ontario no other mortgage financing is due in the mid-term . The Wendell Avenue property mortgage is due January 2005. In the unlikely event that this mortgage could not be replaced this could be considered a risk factor.


         RELOCATION/LOSS OF SMALLER TENANTS COULD AFFECT LEASING FLEXIBILITY

     The relocation by an existing tenant could be considered a risk factor. The property located at Wendell Avenue, Toronto, Ontario is a multi-tenant facility where 75% of the building is leased to 3 tenants with current long-term net-net leases. The balance of the building is leased to smaller tenants. In the event that one or more of these tenants was to terminate their lease and relocate and such a tenant could not be replaced, this could be considered a risk factor as it could impact our ability to provide appropriate space to prospective smaller tenants.


         ENVIRONMENTAL CONTAMINATION

     Environmental contamination could be considered a risk factor. Genterra's tenants include companies in the textile manufacturing business which represent potential environmental risks. In addition, the migration of third part offsite contamination to one of Genterra's properties could be considered a risk.


WE COULD BE ADVERSELY AFFECTED BY RELIANCE ON OTHER'S TECHNOLOGY.

     Genterra's largest investment holding is in Synergx Systems Inc. a Delaware company engaged in the fire and life safety business in the New York metropolitan area and Dallas Texas. Synergx's business is dependent in part on its ability to design, produce and/or market equipment and systems which are responsive to market demand and government regulation. There can be no assurance that Synergx will identify such market requirements for its systems or will be able to respond quickly enough to retain or improve its market position. Because Synergx obtains components and accessory equipment from other sources of supply, to some extent it will be dependent on these parties to design and manufacture items which can be operated as part of Synergx's systems.

SYNERGX'S TECHNOLOGY MAY NOT BE ADEQUATELY PROTECTED.

     Synergx does not have and does not expect to obtain patents for its systems. There can be no assurance that competitors will not develop competitive technology substantially similar to or better than Synergx's systems, or that competitors may not be able to use a trade name similar to Synergx's, which could result in a loss of sales.



ITEM 4.           INFORMATION ON THE COMPANY

A. History and development of the Company

     Mirtronics was an investment company whose principal holding was a 20.5% (31.1% fully diluted) equity interest in Synergx Systems, Inc. ("Synergx"), a public company whose shares trade on NASDAQ. Synergx produces and services control systems for fire, life safety, commercial security and other purposes in the Metropolitan areas of New York City and Dallas, Texas.


     Until September 30, 2002, Mirtronics effectively controlled Synergx through ownership of 31.3% of its issued shares (41% on a fully diluted basis). On September 30 2002, Synergx completed a private placement of shares and warrants to third parties, and on October 17, 2002, Mirtronics sold 140,000 Synergx shares to third parties. In May 2003 Mirtronics sold a further 30,000 shares of Synergx to a third party. As a result, Mirtronics holdings in Synergx were reduced to 20.5% (31.1% fully diluted), and Mirtronics no longer effectively controlled Synergx

     Mirtronics was incorporated under the Business Corporations Act (Ontario) by Articles of Incorporation dated March 20, 1985. By Articles of Amendment dated April 30, 1985, the name was changed to Mirtone International, Inc.

     By Articles of Amendment dated February 2, 1988, the name was changed to International Mirtone Inc., and the company was recapitalized whereby each two issued shares, whether Common shares or Class A Shares, were exchanged for one new Common Share and one Non-Voting, Non-Participating, Cumulative, Redeemable Preference Shares, Series 1 ("New Preference Shares").

     By Articles of Amendment dated February 21, 1990, the name was changed to Mirtronics Inc.

     By Articles of Amendment dated May 15, 1997, Mirtronics recapitalized whereby each New Preference Share was exchanged for one Non-Voting, Non-Participating, Non- Cumulative, Redeemable Convertible (until December 31,
1997) Class B Preference Share.

     By  Articles  of   Amalgamation,   filed  December  31,  2003,   Mirtronics
amalgamated with Genterra Investment Corporation and created Genterra.

     Genterra Investment Corporation was formed under the laws of the Province of Ontario by Articles of Amalgamation dated April 30, 1999, amalgamating Genterra Capital Incorporated and Unavest Capital Corp. under the name Genterra Investment Corporation. Genterra Capital Incorporated was formed by Articles of Amalgamation dated February 28, 1997, amalgamating Genterra Capital Corporation, First Corporate Capital Inc. and Mutec Equities Ltd. Genterra Capital Corporation was formed by Articles of Amalgamation dated September 1, 1995, amalgamating Equican Capital Corporation, Wendellco Realty Inc. and Glendale Realty Holdings Inc. Genterra Capital Corporation (formerly called Equican Capital Corporation) was incorporated in Ontario by Articles of Amalgamation dated December 4, 1987.

     The registered and principal offices of Mirtronics Inc. were, and the registered and principal offices of Genterra Inc., are, located at 106 Avenue Road, Toronto, Ontario M5R 2H3. (416) 920-0500.

Business of Genterra Investment Corporation

     Genterra Investment was an investment management and holding company, whose assets included four substantial rental real estate properties, loans and mortgage receivables, and residual oil and gas interests which are not material. The following is a summary of the four rental real estate properties owned by Genterra Investment:


---------------------------------------------------------------------------------------------------------------
Location:              140 Wendel                450 Dobbie           200 Glendale               1095 Stellar
                         Avenue                    Drive              Avenue North                  Avenue
---------------------------------------------------------------------------------------------------------------
Municipality:      Toronto, Ontario           Cambridge, Ontario    Hamilton, Ontario        Newmarket, Ontario
---------------------------------------------------------------------------------------------------------------
Size (sq. ft.):     204,000                      222,300                 200,000                    22,365
Tenant:             Various                The Cambridge Towel     The Cambridge Towel            Various
                                              Corporation            Corporation
---------------------------------------------------------------------------------------------------------------
Annual Rents:    $656,100 (Net/Net)       $926,345 (Net/Net)        $413,400 (Net/Net)        $138,045 (Net/Net)
---------------------------------------------------------------------------------------------------------------
                                          $31,365 (Net/Net)
---------------------------------------------------------------------------------------------------------------
Expiry   Date  of    Various                December 31, 2007        January 31, 2011               Various
Lease:
---------------------------------------------------------------------------------------------------------------

     Genterra   Investment's  assets  also  included  a  portfolio  of  mortgage receivables of approximately $842,000 yielding annual interest of approximately 9.5%.

Investments

a) Investments in Real Estate:

Genterra invests primarily in Canada within the Southern Ontario region. Investments are primarily in industrial commercial real estate and financed through equity and commercial/institutional first and second mortgages. The properties are managed by the company in conjunction with 3rd party property managers.

Properties are acquired for both income and capital gain appreciation. Genterra primarily acquires property that provides cashflow coverage for financing purposes that may or may not provide a return on equity in the short term and with possible long term capital gain.


There is no specific policy as to the amount or percentage of assets which are invested in any specific property

b) Investment in Real Estate Mortgages:

Genterra may invest in first or second mortgages and there is no requirement for such mortgages to be insured. As well there is no restriction on the proportion or amount of assets invested in any type of mortgage or any single mortgage.

Mortgaging activities, if any, are committed to on a property by property one off basis. There is no program for actively creating, servicing and warehousing of mortgages or any requirement of portfolio turnover.


Investments in mortgages are geared toward industrial and commercial properties. While not a primary investment activity the company will consider specific single family dwellings for mortgage potential.

c) Securities of or Interests in Persons Primarily Engaged in Real Estate
Activities:

There is no restriction or requirement on the types of securities or interests in persons engaged in real-estate activities in which Genterra may invest or in the amount or proportion of its assets which may be invested in each such type of security or interest.

Primary investment activities do not include the investment in mortgage sales or in persons engaged in real-estate activities and therefore there are no specific criteria for this category of investment.

d) Investment in Other Securities:

The company may purchase bonds, common stock, or preferred stock. There is no restriction on industry groups or the percentage of its assets which it may invest.

The purchases in securities may include but are not limited to those listed on national securities exchanges. There are no specific criteria or limitations on the investment in Other Securities.

Synergx Systems Inc.

     Synergx Systems Inc. ("Synergx") is a Delaware corporation organized in October 1988 to acquire controlling interests in companies engaged in the design, manufacture, sale and servicing of fire, life safety security, energy management, intercom, audio-video communication and other systems. Reference to Synergx or the Company include operations of each of its subsidiaries except where the context otherwise requires.

     Synergx conducts its business in New York principally through Casey Systems Inc., its wholly owned subsidiary located in Long island, New York ("Casey") and in Texas through General Sound (Texas) Company its wholly owned subsidiary in Dalls, Texas ("General Sound").

B.  Business overview

Products

     Synergx has developed sophisticated flexible technology to meet the increasing public demands for and greater government regulation of fire alarm and life safety systems in major commercial, residential, hotel and industrial buildings. To meet these demands, Synergx committed to a multi-million dollar R&D program which led to the COMTRAK(R) 1720 Life Safety System and its successor, the COMTRAK(R) 2000 Life Safety System that features computerized multiplex technology.

     COMTRAK 1720 and 2000 Systems are operating in approximately 100 buildings in New York City. Synergx has approvals from FM Approvals and various New York City agencies for the COMTRAK 1720 and COMTRAK 2000 System.

     FM Approvals is an independent testing and certification laboratory similar to Underwriters Laboratory. In order for Synergx to sell and maintain their proprietary fire alarm systems, certification from an approved independent testing agency is required. Without this certification, Synergx would not be allowed to produce and maintain its fire systems for its existing customer base, as well as new customers.

     Neither Synergx, nor its officers or directors has any affiliation with FM Approvals.

     Multiplex technology is a term that is used in the industry to define the system architecture of Synergx's equipment. All multiplex technology has basically the same concept with variation for specific equipment.

Service

     Synergx continues to put an increasing priority on the development of integrated and efficient service organization. Sales personnel have been dedicated to securing service contracts and are intensifying efforts to market service to COMTRAK and other Synergx projects coming out of warranty and the renewal of such contracts. To improve efficiencies and productivity, Synergx organized a division to perform cleaning on life safety systems, which was previously subcontracted to an external entity. To improve customer service, Synergx maintains an office in New York City which houses its New York service management.


Financing

     As of March 19, 2004, the Company, is the record holder of 1,614,292 shares of Synergx common stock, constituting approximately 34.05% of Synergx's equity.

C. Organizational Structure.

     After giving effect to the amalgamation, Genterra comprises of Genterra Investments' wholly owned subsidiary, Rallets Realty Inc., and Mirtronics' wholly owned subsidiaries, 127627 Ontario Limited, and 767705 Ontario Limited, each of which is organized in Canada. In addition, Mirtronics, at September 30, 2003, had a 20.5% interest in Synergx Systems Inc., a corporation organized in the United States.

D. Property, plants and equipment.

     The Company's executive offices, shared with a number of other corporations, are located at 106 Avenue Road, Toronto, Ontario, Canada M5R 2H3. The Company's cost for such offices is borne, on a pro-rata basis with other entities utilizing common management services.



ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The  Company  follows  accounting   principles  generally  accepted  in  Canada.
Differences between generally accepted accounting principles in Canada and those applicable in the United States are summarized below.

Until September 30, 2002, Mirtronics translated the results of its U.S. subsidiary into Canadian dollars using the temporal method which was required for a vertically integrated subsidiary. Under United States generally accepted accounting principles, the translation gains and losses on long-term items were not recognized until realized and were reported as separate components of shareholders' equity.

In October 2002, the Company sold a portion of its investment in Synergx and granted an option on additional shares therein, which was subsequently exercised, reducing its investment in Synergx to 20.5%. These sales eliminated the Company's ability to designate the Board of Directors of Synergx and, therefore, the Company and Synergx no longer enjoyed a parent-subsidiary relationship and consolidation of the financial results of Synergx was no longer appropriate. The investment in Synergx is now accounted for on the equity basis.

Under Canadian accounting principles, the investment in Synergx was being consolidated when control of the investee's voting shares existed, although the Company owned less than 50% of the voting shares (Note 1(c)). Under United States accounting principles, the investment was accounted for under the equity method when there was a significant influence over an investee, which was deemed to exist when the investor owns from 20 to 50% of the investee's voting shares.

Under the Canadian accounting principles, temporary investments are carried at market value only when the market has declined below the carrying value. Under United States accounting principles, temporary investments which are considered trading securities are carried at fair market value. Consequently, any holding gains or losses are accounted for as if realized.



RESULTS OF OPERATIONS

General. The following table sets forth items derived from the consolidated statement of earnings expressed in thousands of dollars for each of the three years ended September 30, 2003, 2002 and 2001. Percentages are expressed as a percentage of revenue for each of the three years presented.


                              2003               2002                2001
Revenue                         --         $26,617   100.0%   $30,616   100.0%
Gross profit                    --           8,062    30.3%     9,806    32.0%
Expenses                       144           8,866    33.3%     8,220    26.8%
(Loss) earnings from
 operations                   (144)           (804)   (3.0%)    1,585     5.2%
Net (loss) earnings           (184)           (926)   (3.5%)      467     1.5%

Through September 2002, Mirtronics' principal operating investment was a 40.1% equity interest in Synergx Systems Inc. ("Synergx"). Synergx, through subsidiaries, is engaged in the design, manufacture, sale and servicing of fire, life safety, security, energy management, intercom, audio-video communications and other systems primarily in the New York City and Texas markets. Effective October 17, 2002, Mirtronics disposed of a 7.5% interest in Synergx in order to enhance working capital and to continue a strategy of investing in a broader range of asset classes. As a result, Mirtronics no longer enjoyed a parent-subsidiary relationship with Synergx and accordingly, the results of Synergx are now accounted for using the equity method.


Sales.
Synergx's revenues are no longer recorded and Synergx is now accounted for using the equity method. Revenues now consist of interest earned on excess funds and on an outstanding Note Receivable and potential gains on the sale of Marketable Securities.

The decrease in sales in 2002 was as a result of a decrease in Synergx's product revenues by 24% from the prior year. The decrease was caused by the general slowdown in economic activity in Synergx's principal markets, New York and Dallas. In addition, the events of September 11th delayed work on several projects involving New York City Transit Authority and caused indefinite postponement of projects at existing customer facilities.

Subcontract revenue increased in 2002 as Synergx, acting as prime contractor, was responsible for electrical installation on several large fire alarm projects.

Service revenue increased by 4% in fiscal 2002. The increase in service revenue resulted from higher call-in maintenance service on fire systems (replacement parts and service required by buildings affected by contamination from the events of September 11th) and from increased revenue related to security systems.

Synergx's order position, excluding service, increased to US$12.1 million at September 30, 2002 compared to US$7.8 million at September 30, 2001.

Gross Profit
2002 Gross profit from product revenues decreased 27% primarily as a result of the 24% decline in product sales. This decrease in gross profit was due to the relative fixed nature of certain overhead costs which could not be reduced in line with the decline in sales.

2002 Gross profit from subcontract revenue increased in absolute terms, however the margin was lower as one large project was contracted for at a lower than normal mark up. The decrease in gross profit on product sales and subcontractor revenues was offset by an increase in gross profit and gross profit margin on service revenues due to higher call-in maintenance service which resulted in better utilization of labor costs.


Selling and Administrative  Expenses.
The 2003 substantial reduction in selling and administrative expenses is due to the fact that Synergx is now accounted for using the equity method.

Selling and administrative expenses as a percentage of sales were 32.3% for fiscal 2002, compared to 25.8% for the year ended September 30, 2001. The increase in selling and administrative expense during 2002 reflects Synergx's continued expansion of its marketing programs for new products. During 2001 Synergx increased staffing in the railcar transit communication group as it addressed a marketing opportunity for future business over the next 2 to 5 years. However, selling and administrative expenses, as a percentage of sales increased 6.5% in 2002 due to the fixed nature of these costs, given Synergx's decision to staff for sales of new products in future years.

Income  Tax  Provision.
The effective tax rate increased to 17.2% for 2003 compared to 7.0% for 2002 and 34.0% for 2001. The difference between the statutory tax rate and the actual rates is due to permanent differences and reserves taken against the realization of future income taxes.

The 2002 expense was affected by the adjustment of future income taxes reflecting the changes in the combined statutory rate and a reserve provided against the realization of non-capital losses carried forward.

Net  Earnings  (Loss)
Mirtronics reported a net loss of $184,827 for the year ended September 30, 2003 compared with a net loss of $926,013 in 2002 and earnings of $467,592 in 2001. The net loss for 2003 was impacted by a loss of approximately $176,000 realized on the sale of the shares of Synergx. The net loss during 2002 was primarily due to the loss of gross margin due to the 24% decline in product revenues caused by the general slowdown in economic activity and delays and postponements in certain projects caused by the events of September 11th and the increase in selling and administrative expenses to support higher product sales and expanded product territory offset, in part, by lower interest costs primarily due to lower interest rates during 2002. A loss of approximately $355,000 realized on a prior sale of Synergx shares also impacted the 2002 results.

Inflation.
The impact of inflation on Mirtronics business operations has not been material in the past. Synergx's labour costs are normally controlled by union contracts covering a period of three years and its material costs have remained relatively stable. However, in July 2002 Synergx and its union agreed to a new three-year contract that provides for wage/benefits increases of 5% in each year.


LIQUIDITY AND CAPITAL RESOURCES

Mirtronics' working capital amounted to $1,476,914 at September 30, 2003 compared to $1,170,645 at September 30, 2002 and $1,169,149 at September 30, 2001, which are net of Synergx's working capital of $8,219,061 and $8,954,623 respectively. Based on the above, the ratio of current assets to current liabilities was 5.49:1 at September 30, 2003, 4.17:1 at September 30, 2002 and 5.26:1 at September 30, 2001. Mirtronics' cash on hand was $407,312 at September 30, 2003 as compared to $186,270, net of Synergx cash of $317,759 at September 30, 2002.

Mirtronics' principal sources of liquidity were cash on hand and marketable securities. In addition, Mirtronics had an outstanding Note Receivable of $600,000, with annual principal payments to Mirtronics of $100,000.

During the year ended September 30, 2003, Mirtronics' cash position decreased by ($96,717) from $504,029 to $407,312. The decrease was due to the following:

- Operating Activities decreased cash by ($203,899). This was as a result of ($145,468) in cash utilized in operations as expenses exceeded interest income and ($58,431) of cash utilized to fund the changes in non-cash components of working capital;

- Financing Activities utilized ($12,747) in cash to repurchase Mirtronics' common shares for cancellation;

- Investing Activities increased cash by $119,929 as a result of a ($317,759) decrease in cash from the deconsolidation of Synergx, $365,540 in proceeds from the sale of the Synergx Shares, $100,000 in principal payments received on the outstanding Note Receivable and a ($27,852) decrease in Marketable Securities.

For the year ended September 30, 2002, Mirtronics cash position decreased by ($339,205), from $843,234 to $ 504,029. This decrease was as a result of the following:

- Operating Activities increased cash flows by $581,534. This increase was due to ($165,849) in cash utilized in operations as expenses exceeded the gross profit generated from sales and a $747,383 increase in cash arising from the positive change in non-cash components of working capital;

- Financing Activities decreased cash flows by ($491,631) due to ($1,481,640) in cash utilized to repay existing long-term debt, $662,154 in cash generated from new long-term debt, $382,646 received on the issuance of shares by a subsidiary and ($54,791) in cash utilized to purchase shares for cancellation;

- Investing Activities decreased cash flows by ($429,108) as a result of a ($249,168) decrease in marketable securities, the purchase of ($226,336) of fixed assets and $46,396 received from the proceeds on disposal of investments.


At September 30, 2002, Mirtronics' accounts and notes receivable were $8,010,629, compared to $10,333,211 at September 30, 2001 and $9,257,762 at
September 30, 2000. The changes during 2002 and 2001 were primarily a result of the fluctuations in sales volumes experienced by the Company during both years.

As at September 30, 2002, Synergx's terms of sale were net 30 days. However, the normal receivable collection period was 60-120 days, exclusive of retainage, because certain governmental regulations and Synergx's frequent status as a subcontractor (entitled to pro rata payments as the project is completed) extended the normal collection period. Synergx believes this is a standard industry practice. Synergx's receivable experience is consistent with the industry as a whole and will likely continue.

Prior to amalgamation, Mirtronics required approximately $120,000 in order to meet its ongoing expected operating costs for the next twelve months. Past and future Operating costs comprised of an annual management fee for management and administrative services provided to the Corporation, annual legal and audit fees, public company shareholder costs and sundry expenses. Revenue required in order to service these expenses was and will be generated by interest income on cash and short-term investments and the outstanding Note Receivable. As required, any interim shortfalls were funded from available cash resources.

With the completion of the amalgamation of the Company with Genterra Investment Corporation on December 31, 2003, the amalgamated entity, Genterra will benefit from a single administrative, overhead and accounting facility. This will result in the elimination of duplicative annual legal and audit fees and public company shareholder costs. Management believes that the combination of resources of Mirtronics and Genterra Investment into a larger Corporation will result in an organization substantially stronger, with greater financial resources, better business prospects and a greater ability to finance its activities than either of the amalgamating corporations currently has separately. The amalgamated corporation will have a larger income base consisting of net real estate revenue, interest income and potential gains on marketable securities. The expected cash flow from operations together with an increased equity base with more varied assets, should facilitate the financing of the future growth of Genterra through an expansion of its real estate holdings. Management will analyze future potential real estate investments in order deploy available resources to expand Genterra's portfolio. Management seeks to acquire real estate investments that provide both income and the potential for capital appreciation. The financing of any such acquisitions will normally be through a combination of internal resources and commercial/institutional mortgages.
Management will consider deploying resources into other investment areas in order to increase the company's cash flow from operations.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT and EMPLOYEES


     The Officers are elected the same date as the Board of Directors. In the amalgamation, five members of Mirtronics' Board of Directors became the Board of Genterra, they are::

                                                                                             Number Of Shares
Name                      Principal Occupation                Director Since                Beneficially Held (1)
Mark I. Litwin            President, Genterra Inc.            December 31, 2003              6,149,947 Class A(2)

Alan Kornblum(3)(4)       President, Distinctive              December 31, 2003              Nil
                          Designs Furniture Inc.

Irwin Singer(3)(4)        Barrister & Solicitor,              December 31, 2003              Nil
                           Private Practice

Morton Litwin(4)(5)       Consultant                          December 31, 2003              25,450 Class A

Stan Abramowitz           Executive                           December 31, 2003              Nil

(1) Information as to shares beneficially owned not being within the knowledge of the Corporation has been furnished by the respective directors.

(2)  6,149,946 shares indirectly through Sutton Management Limited

(3)  Member of Audit Committee.

(4)  Member of Corporate Governance Committee.



Information Concerning Directors of Genterra

Mark Litwin - President and Director
Mr. Litwin has a BA Honors in Economics and a MBA degree from York University. Mr. Litwin held the position of President of Mirtronics since 1990. Mr. Litwin was also President and a Director of Genterra Investment Corporation, a position he held since 1987. Mr. Litwin is also a director and officer of other corporations affiliated with Forum Financial Corporation, a Toronto based private investment management organization. Mr. Litwin has significant experience in the management of commercial and industrial real estate.

Stan Abramowitz - Secretary, Chief Financial Officer and Director
Mr. Abramowitz has a B.Comm and a B.Acc degree from the University of the Witwatersrand and is a Chartered Accountant. Mr. Abramowitz held the position as Chief Financial Officer of Mirtronics since 1989. Mr. Abramowitz was also Secretary and Chief Financial Officer of Genterra Investment Corporation and continues to hold these positions with Forum, positions he has held since 1989. Mr. Abramowitz is also a director and officer of other corporations affiliated with Forum, which positions he has held since 1989. Prior to 1989 Mr. Abramowitz worked for a number of years as a Chartered Accountant in public practice.

Irwin Singer - Director
Mr. Singer had been a Director of Mirtronics since 1993. Mr. Singer was also a Director of Genterra Investment Corporation, a position he had held since 1991. Mr. Singer has been a Barrister and Solicitor in private practice in Toronto since 1962.

Alan Kornblum - Director
Mr. Kornblum has a Bachelor of Business Administration from York University. Mr. Kornblum had been a Director of Mirtronics since 1991. Mr. Kornblum was also a Director of Genterra Investment Corporation, a position he had held since 1992. Since 1988, Mr. Kornblum has been the President of Distinctive Designs Furniture Inc., a Toronto based manufacturer of upholstered furniture.

Morton Litwin - Director
Mr. Litwin had been a Director of Mirtronics since 1996. Mr. Litwin was also a Director of Genterra Investment Corporation, a position he had held since 1997. Mr. Litwin is a director of a number of public and private corporations, and for the past 10 years has been a consultant.


     The term of office of each person so elected will be from the date of the Meeting at which he is elected until the next Annual Meeting of the Corporation or until his successor is elected or appointed.

     The Company does not have an executive committee of its Board of Directors.

(b) Morton Litwin is the uncle of Mark Litwin, There are no other family relationships between any Director or Executive Officer and any other Director or Executive Officer. There are no arrangements or understandings between any Director or Executive Officer and any other person pursuant to which the Director or Executive Officer was selected.

     For the fiscal year ended September 30, 2003, the Company's and its equity investee's executive officers, directors and senior management (4 persons) received an aggregate of $732,758 as a group.


     The following table provides a summary of compensation earned during each of the Company's last three completed fiscal years by the Company's Chief Executive Officer and senior management who earned more than $100,000 for the fiscal year ended September 30, 2003. There are no other executive officers of the Company whose total salary and bonus exceeded $100,000.00 during any such year.

                                          Annual Compensation                   Long Term Compensation

                                                                                     Number of Mirtronics
  Name and                                            Other Annual                   Common Shares
  Principal Position      Year    Salary    Bonus     Compensation                   Under Options
  --------------------------------------------------------------------------------------------------------------
  Mark I. Litwin          2001    $5,000        -     $24,000 (1)                    100,000
     President & Chief    2002    $5,000        -     $24,000 (1)                    100,000
     Executive Officer    2003    $5,000        -     $24,000 (1)                          -


  Daniel S. Tamkin(2)     2001    $133,554  $30,702   $ 8,597                        100,000
     Chairman and         2002    $152,571  $15,729   $ 8,808                        100,000
       CEO of equity      2003    $149,359  $36,608   $ 2,929                              -
        investee

  John Poserina (3)       2001    $216,449  $46,053   $ 8,597                              -
                          2002    $237,508  $31,458   $ 8,808                              -
                          2003    $231,359  $36,608   $ 8,786                              -

  Joseph Vitale(4)        2001    $199,563  $46,053   $ 9,211                              -
                          2002    $220,206  $31,458   $ 9,438                              -
                          2003    $215,252  $36,608   $10,250                              -

  Note:

     (1) The amounts in this column relate to an annual management fee paid by the Corporation to Sutton for management and administrative services provided to the Corporation.

     (2) The amounts paid to Mr. Tamkin were paid from Synergx in his capacity as Chief Executive Officer of this equity investee.

     (3) The amounts paid to Mr. Poserina were paid from Synergx in his capacity as Chief Financial Officer and Secretary of this equity investee.

     (4) The amounts paid to Mr. Vitale were paid from Synergx in his capacity as Chief Operating Officer of this equity investee.


     The Company has no pension, retirement or similar plans and none are proposed at the present time; accordingly, no amounts have been set aside or accrued by the Company for such plans.

Committees

     The board and its committees (consisting of an Audit Committee and Corporate Governance Committee) operate efficiently and are available to consider the views of management and investors concerning their needs and decisions affecting the Corporation. All committees have at least one member who is not an officer or employee of the Corporation or any of its affiliates.

Audit Committee

     The Audit Committee operates under guidelines established by the Canadian Securities Administrators in 1990 and follows recommendations of the Corporation's outside auditors to enhance the effectiveness of those published guidelines. In addition to carrying out its statutory legal responsibilities (including review of the Corporation's annual financial statements prior to their presentation to the board) the Audit Committee reviews all financial reporting, including interim financial statements and management's discussion and analysis in the Corporation's annual report. The Committee meets with the Corporation's external auditors and with members of management as necessary to assist it in the effective discharge of its duties. The Audit Committee also recommends to the board the auditors to be appointed as the Corporation's auditors at the Annual Meeting and terms of their remuneration.

Corporate Governance Committee

     As indicated above, the Corporation has established a Corporate Governance Committee with general responsibility for developing the Corporation's approach to governance issues including recommending to the board limits to management's responsibilities. At present, in addition to those matters which must by law be approved by the board, management is required to seek board approval for any transaction which is out of the ordinary course of business or could be considered to be "material" to the business of the Corporation. As a matter of practice, all significant decisions affecting the Corporation and its subsidiaries are approved by the board of directors prior to their implementation.

     The Corporate Governance Committee also has responsibility for recommending to the board internal guidelines on corporate governance issues in the context of the Corporation's particular circumstances and to recommend the making of appropriate adjustments as necessary to accommodate the changing needs of investors and the Corporation. The assessment of board performance is within the mandate of this Committee, as is the identification of characteristics required in new board members. However, the actual nomination of new board members remains with the board of directors of the Corporation which has, in the past, identified individuals which the board believes have had the experience and training necessary to meet the needs of the Corporation.

Employees

     As at September 30, 2003, as a result of the change in accounting for its investment in Synergx Systems Inc., Mirtronics had no employees.

     As at September 30, 2002, Mirtronics and its subsidiaries had 117 full time employees, including 37 New York hourly employees that are covered by a Collective Bargaining Agreement expiring July 2005.

     As at September 30, 2001, Mirtronics and its subsidiaries had 126 full time employees, including 42 New York hourly employees that are covered by a Collective Bargaining Agreement expiring June 2002.


     Options to Purchase Securities from Company or Subsidiaries

     Mirtronics'   stock  option  plan  and  all   outstanding   options  issued
thereunder, expired upon the effectiveness of the amalgamation of Mirtronics and Genterra Investment.

     Genterra has a Stock Option Plan (the "Plan") which provides for the granting of options to directors, officers and employees of Genterra and its affiliates to purchase Genterra's Class A shares. The Plan is designed to assist Genterra in attracting, retaining and motivating its key personnel by providing a means for participating in the future of Genterra. The Plan is administered by the board of directors of Genterra who have the discretion to choose from time to time from among full-time employees, officers and directors of Genterra and its affiliates those persons to whom options are granted and the number of Class A shares of Genterra covered by each such grant. The Plan provides that the maximum number of Class A shares in the capital of Genterra that may be reserved for issuance for all purposes under the Plan shall be equal to 2,000,000 Class A Shares. Any Class A shares subject to a share option which for any reason are canceled or terminated without having been exercised shall again be available for grant under the Plan.

     The Plan provides that the maximum number of Class A shares which may be reserved for issuance to any participant pursuant to share options may not exceed 5% of the Class A shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of Class A shares reserved for issuance to such person under any other option to purchase Class A shares from treasury granted as a compensation or incentive mechanism. The maximum number of Class A shares that may be issued to any one insider and its associates within a one year period may not exceed 5% of the outstanding issue.

     Under the Plan the maximum number of Class A shares that may be reserved for issuance to insiders of Genterra is limited to 10% of the Class A shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Class A shares reserved for issuance to insiders under any other share compensation arrangement. The maximum number of Class A shares that may be issued to insiders of Genterra within a one-year period may not exceed 10% of the outstanding issue.

     To date, no options have been issued.



ITEM 7.           MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

         The following table lists all persons who own more than 5% of the Company's voting securities and the total amount of the Company's voting securities owned by the Officers and Directors as a group as of March 19, 2004:

                                        Identity of Person       Number of              Percentage             Voting

Title of Class                               or Group           Shares Owned            of Class             Percentage
--------------                          ------------------      ------------            ----------           ----------
CLass A Shares                          Sutton Management
                                        Limited (1)              6,149,947                33.65%               27.15%

CLass A Shares                          Fred Litwin(2)           3,015,067                16.5%                13.31%

CLass A Shares                          Mark Litwin (3)          6,149,947                33.65%               27.15%
                                        and Risa Litwin
Class C Preferred, Series 1
 Shares                                 George Tsotos              198,500                11.65%                 0%

CLass A Shares                          All officers and
                                        directors as a
                                        group (five persons)     6,175,397                33.79%               27.26%


     Information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective Directors. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

--------

1.Sutton Management Limited is an Ontario corporation wholly owned by the children of Fred A. Litwin, Mark I. Litwin, President and a Director of the Company and Risa Litwin, his sister.

2. The beneficial ownership of shares by various private and public entities controlled, either directly, or indirectly by Mr. Fred Litwin, the father of Mark I. Litwin

3.The beneficial owners of the shares held by Sutton Management Limited are Mark Litwin, the President of the Company and Risa Litwin, his sister.


B.   Related Party Transactions


     Genterra leases its property situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"). The lease term as renewed commenced January 1, 2003 and ends December 31, 2007, at an annual net, net rental of $926,345. Cambridge has the right to renew the lease for an additional period of five years at a rental rate equal to the then current market rate. Fred A. Litwin, the father of Mark I. Litwin, is a director and senior officer of Cambridge. Mark I. Litwin and Stan Abramowitz are officers and/or directors of Genterra and Cambridge.

     Genterra leases its property situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced February 1, 1996 and ends January 31, 2011, at an annual net, net rental of $413,400 for the first 5 years, and at a negotiated rate thereafter. Fred A. Litwin, the father of Mark
I. Litwin, is a director and senior officer of Cambridge. Mark I. Litwin and Stan Abramowitz are officers and/or directors of Genterra and Cambridge.

     Genterra leases part of its property situated at 1095 Stellar Drive, Newmarket, Ontario to Fitcity Health Centre Inc. ("Fitcity"). The lease term commenced January 1, 1997 and ends December 31, 2007 at an annual net, net rental of $100,770 per year. Genterra is also party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand. As at March 19, 2004, Fitcity owed an aggregate amount of $397,347 of secured debt to a wholly-owned subsidiary of Genterra Mark I. Litwin, a director and senior officer of Genterra the majority shareholder of Fitcity.


     Genterra Investment was indebted to Cambrelco Inc., which debt was secured by a demand note bearing interest at the rate of 13% per annum. As at December 31, 2002 Genterra Investment owed $550,000 and $6,157 of accrued interest on the note. This debt was repaid in June 2003. Fred A. Litwin, the father of Mark
I. Litwin, is a director, senior officer and indirectly the controlling shareholder of Cambrelco Inc. Stan Abramowitz is an officer and director of Cambrelco Inc.

     Management Contract

     During the 2003 and 2002 fiscal periods administrative services were provided by Forum Financial Corporation ("Forum") to Genterra Investment for fees of $117,000 and to Mirtronics Inc. by Sutton for $24,000. The services provided include office facilities and clerical services, including bookkeeping and accounting, and when requested services would also include analyses of potential investments, business opportunities and ventures to assist in the decision making process relating to various investment interests on a fee-for-service basis.

     During the 2003 and 2002 fiscal periods, Caprealco Inc. ("Caprealco") provided property management services to Genterra Investment for fees of $110,000. Caprealco is controlled by Fred A. Litwin, the President and a director of Forum. Stan Abramowitz, a director and officer of the Corporation, is an officer of Caprealco.

     Forum is wholly-owned by Fred A. Litwin, the father of Mark I. Litwin. Stan Abramowitz is an officer of Forum and the Corporation.

     Sutton is wholly owned by Mark I. Litwin, President of Genterra and Risa Litwin, his sister.

ITEM 8.           FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

     In the normal course of its operations, the Company has been or, from time to time, may be named in legal actions seeking monetary damages. While the outcome of these matters cannot be estimated with certainty, Management does not expect, based upon consultation with legal counsel, that they will have a material effect on the Company's business or financial condition.


B.       Significant Changes

     As previously described, effective December 31, 2003, Mirtronics Inc. and Genterra Investment Corporation amalgamated and became Genterra.



ITEM 9.           THE OFFER AND LISTING

     Until November 22, 2002, when trading was suspended for failing to meet the continued listing requirements, Mirtronic's Common Shares and Class B Preference Shares were traded on the Toronto Stock Exchange.

     The following details (i) for the five most recent full financial years: the high and low market prices; (ii) for the two most recent full financial years: the high and low market prices for each full financial quarter; and (iii) for the most recent six months: the high and low market prices for each month for Mirtronics.



Annual Information
---------------------------------------------- --- -------------------------
                           Common Shares               Class B Preferred
  1999                       $0.30       $0.08            $0.10        $0.02
  2000                       $2.00       $0.11            $0.35        $0.025
  2001                       $0.39       $0.08            $0.10        $0.03
  2002                       $0.36       $0.13            $0.05        $0.02
  2003                       $0.25       $0.12           No Trades    No Trades

--------------------------------------- --- ----------------------------------
Quarterly Information
--------------------------------------------- --- ----------------------------
 December 31, 2001          $0.36       $0.15             $0.05        $0.03
 March 31, 2002             $0.32       $0.20             $0.05        $0.04
 June 30, 2002              $0.29       $0.14             $0.03        $0.03
 September 30, 2002         $0.31       $0.13             $0.03        $0.02
 December 31, 2002          $0.25       $0.12            No Trades    No Trades
 March 31, 2003            No Trades   No Trades         No Trades    No Trades
 June 30, 2003             No Trades   No Trades         No Trades    No Trades
 September 30, 2003        No Trades   No Trades         No Trades    No Trades


Monthly Information
------------------------------------------- --- -------------------------------

September 2003            No Trades   No Trades         No Trades    No Trades
October 2003              No Trades   No Trades         No Trades    No Trades
November 2003             No Trades   No Trades         No Trades    No Trades
December 2003             No Trades   No Trades         No Trades    No Trades
January 2003              No Trades   No Trades         No Trades    No Trades
February 2003             No Trades   No Trades         No Trades    No Trades


     Effective March 5, 2004, Genterra's Class A shares were listed for trading on the TSX Venture Exchange. The following details the one (1) trade which has been effected subsequent to that date:


         2004            HIGH        LOW        CLOSE
  -------------------- ---------- ---------- ------------

March 29                $0.17       $0.17       $0.17

     Mirtronics's Common Shares and Class B Preference Shares were quoted in the United States on the OTC Bulletin Board. The following details (i) for the five most recent full financial years: the high and low market prices; (ii) for the two most recent full financial years: the high and low market prices for each full financial quarter; and (iii) for the most recent six months: the high and low market prices for each month.

                                  COMMON SHARES

                         Fiscal Year Ended September 30,
               2003       2002        2001*          2000**         1999
             -----------------------------------------------------------------
High Bid       0.065      0.17        0.14           0.0625         0.0625
High Ask                              1.125          0.25           0.45
Low Bid        0.05       0.06        0.05           0.05           0.05
Low Ask                               0.25           0.025          0.1


The following tables detail reported sales on the indicated days.


         2002            HIGH        LOW        CLOSE
  -------------------- ---------- ---------- ------------
  January 25           .17        .17        .17
  February 21          .165       .165       .165
  February 25          .17        .17        .17
  March 4              .17        .17        .17
  March 20             .17        .17        .17
  June 14              .08        .07        .08
  June 18              .085       .085       .085
  August 27            .08        .07        .08
  September 24         .12        .12        .12
  October 21           .10        .09        .10
  October28            .10        .10        .10
  October 31           .075       .075       .075
  November 4           .07        .06        .07
  December 20          .06        .06        .06
  -------------------- ---------- ---------- ------------


         2003            HIGH        LOW        CLOSE
  -------------------- ---------- ---------- ------------
  February 18          .05        .05        .05
  March 5              .0625      .0625      .0625
  July 30              .065       .06        .065
   -------------------- ---------- ---------- ------------


* Figures represent reported sales, not Bid and Ask prices **April 27, 2000 is the last date for which a Bid and Ask quote is available


                            CLASS B PREFERRED SHARES

                                          FISCAL YEAR ENDED SEPTEMBER 30,
                2003      2002        2001           2000**        1999
              ------------------------------------------------------------
High Bid        0.003     0.085       0.07           0.135**        0.03
High Ask                                             0.15           0.24
Low Bid         0.001     0.001       0.02           0.015**        0.02
Low Ask                                              0.05           0.07

** Figures for FY 2000, 2001 and 2002 represent reported sales, not Bid and Ask prices


The following tables detail reported sales on the indicated days.
         2001            HIGH        LOW        CLOSE
 -------------------- ---------- ---------- ------------
 January 3            .055       .02        .02
 May 23               .0225      .0225      .0225
 June 8               .02        .02        .02
 July 16              .055       .055       .055
 July 26              .07        .07        .07
 December 17          .015       .01        .01
 December 31          .01        .01        .01
 -------------------- ---------- ---------- ------------



        2002            HIGH        LOW        CLOSE
 -------------------- ---------- ---------- ------------
 March 4              .0225      .0225      .0225
 March 30             .02        .02        .02
 June 27              .085       .085       .085
 September 3          .015       .015       .015
 October 21           .01        .007       .01
 October 22           .007       .007       .007
 October 28           .003       .003       .003
 October 31           .001       .001       .001
 November 4           .005       .005       .005
 November 8           .0063      .0063      .0063
 November 14          .035       .035       .035


        2003            HIGH        LOW        CLOSE
 -------------------- ---------- ---------- ------------
March 5               .003       .003       .003
June 5                .001       .001       .001

     There have been no reported trades of Genterra's capital shares in the United States subsequent to the effectiveness of the amalgamation.

     As at March 19, 2004, Genterra's shareholder register indicates that there were 10,337 holders of record of Class A Shares and 643 holders of record of Class C Preferred Shares, Series 1. Of these, 601 record holders of Class A shares holding an aggregate of 1,036,690 shares, representing approximately 5.67% of the Company's issued and outstanding Class A shares, 564 record holders of Class C Preferred Shares, Series 1 holding an aggregate of 937,784 shares, representing 55.03% of Company's issued and outstanding Class C Preferred Shares, Series 1, were resident in the United States.

         Except where noted, the above quotations represent prices between dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.


ITEM 10.          ADDITIONAL INFORMATION

A.       Share Capital

     The  capital   structure  of  Genterra  was  described  in  detail  in  the
Registration Statement on Form F-4 filed with the SEC on March 11, 2003 and subsequent amendments thereto.

B. Memorandum and articles of association

The Articles of Amalgamation and Bylaws for Genterra were previously filed with our registration statement on Form F-4/A, dated December 11, 2003.

C. Material Contracts

None.

D. Exchange Controls

     The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, prohibits the acquisition of control of a Canadian business enterprise in Canada by non-Canadians without prior consent of the Investment Canada Agency (with ultimate appeal to the Federal Cabinet), unless such acquisition is exempt under the provisions of the ICA. Both acquisition of natural resource properties and acquisition of producing properties may be considered to be the acquisition of control of a Canadian business enterprise for ICA purposes. The ICA also covers acquisition of control of Canadian corporate enterprises, whether by purchase of assets or shares. As at March 19, 2004, all of the directors of the Company are, and 86.35% of its voting shares were owned by Canadians. The Company is satisfied that it complies with ICA at present and accordingly is not a non-Canadian person as defined in ICA.

     The ICA will substantially reduce the regulatory requirements for acquisition of interests in Canadian businesses under prior legislation, most importantly, (i) by providing that foreign investments below specified threshold (generally, direct acquisitions of Canadian business with gross assets less than $5 million, or "indirect acquisitions" of businesses with gross assets less than $50 million.) sizes have only a notification, as opposed to a substantive review, requirement, and (ii) by liberalizing the review standards for approval.

     Apart from the ICA, there are no other limitations on the right of non-resident or foreign owners to hold or vote securities imposed by Canadian law or the Articles of Incorporation of the Company. There are no other decrees or regulations in Canada which restrict the export or import of Capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities except as discussed at Paragraph E, "Taxation."


E.       Taxation

     The following is a general discussion of the income tax aspects under Canadian law relating to ownership of Genterra's Shares. These income tax aspects will vary according to the circumstances of each shareholder, including his place of residence and the place in which he carries on business or has a permanent establishment, as the case may be, so that a shareholder must investigate the tax consequences of his personal situation by obtaining advice from his own tax advisor. This summary does not consider U.S. federal or state income tax provisions or Canadian Provincial income tax provisions, which may be at variance with the provisions contained in the Income Tax Act (Canada) and is not intended to be, nor should it be construed as, legal or tax advice.

     Dividends paid to a non-resident of Canada, including distributions or redemptions which are treated as dividends and certain stock dividends, are subject to Canadian income tax. The Canadian non-resident withholding tax would be withheld by the Company who would remit only the net amount to the shareholder. By virtue of Article X of the Canada United States Tax Convention, which came into force on August 16, 1984, amended under the 1995 Protocol, the rate of tax for dividends paid to a resident of the U.S. is limited to 15% (or 5% in the case of a corporate shareholder owning at least 10% of the voting stock of the Company). In the absence of any treaty provisions, the rate of tax imposed would be 25% of the applicable amounts.

     Stock dividends received by non-residents from the Company would be subject to Canadian non-resident withholding tax as noted above, to the extent that the paid-up capital of the Company has been increased as a result of the stock dividend.

     Gain from the sale of Genterra's shares by a non-resident of Canada will not be subject to Canadian tax provided the shareholder has not held, either individually or combined with related parties, a "substantial interest" (25% or more of the shares of any class of Company stock) in Genterra, at any time in the five preceding years. By virtue of Article XIII of the Canada-United States Tax Convention, shareholders who are resident in the United States and hold a substantial interest in Genterra's shares will not be subject to Canadian tax on gain from sale of the shares of the Company provided that the value of the shares does not derive principally from real property situated in Canada.

H.  Documents on Display

     Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify our description. You must review the exhibits themselves for a complete description of the contract or document. You may review a copy of our filings with the SEC, including exhibits and schedules filed with this Annual Report, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We began to file electronically with the SEC in March 2003. You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access some of them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services. We also file reports, statements and other information with the Canadian Securities Administrators, or the CSAs, and these can be accessed electronically at the CSAs' System for Electronic Document Analysis and Retrieval web-site at http://www.sedar.com.

     Upon prior reasonable written request, documents concerning the Company which are referred to herein may also be inspected at the Company's offices at 106 Avenue Road, Toronto, Ontario.

ITEM 11.          QUANTITATIVE and QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK.

     The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. We currently maintain an investment portfolio primarily of Canadian Bond obligations and Equity Investments. The average duration of all of our investments in 2003 was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments. Therefore, no quantitative tabular disclosure is required.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. At the period end of this Annual Report on Form 20-F, the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded, as of the end of the fiscal year covered by this report, that:

The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified.

That Company's disclosure controls and procedures are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decision regarding the required disclosure.

There have been no changes in the Company's internal controls over financial reporting that have materially affected , or is reasonably likely to materially affect the Company's internal controls over financial reporting during the period covered by the Annual Report.

ITEM 16A COMMITTEE FINANCIAL EXPERT

     The Company does not currently have an "Audit Committee Financial Expert" as defined under the regulations of the US Securities and Exchange Commission. The board is nevertheless satisfied that the members of the Audit Committee, who also have access to independent experts and advisers, possess the appropriate skills and experience to carry out their duties as members of the Audit Committee. The board is seeking to add a member to the Audit Committee who meets the required definition, as soon as practicable

ITEM 16B CODE OF ETHICS

     Genterra and its predecessor Mirtronics Inc. have historically operated under informal ethical guidelines, under which the Company's principal executive, financial, and accounting officers, are held accountable. In accordance with these guidelines, the Company has always promoted honest, ethical and lawful conduct throughout the organization. The Company is presently working to formalize its guidelines into a written Code of Ethics, which will be formally adopted and made publicly available in early 2004.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for professional services provided by Kraft, Berger, Grill, Schwartz, Cohen & March LLP, Mirtronics' independent auditors in each of the last two fiscal periods in each of the following categories are:

                                               Year ended September 30,
                                        2003                            2002

Audit fees                             $13,500                        $17,750
Tax fees                                 3,515                          1,000
-----------------------------------------------------------------------------
Total                                  $17,015                        $18,750



                                    PART III


ITEM 17.      FINANCIAL STATEMENTS

     The Company has elected to provide  Financial  Statements  pursuant to Item
18.

ITEM 18.      FINANCIAL STATEMENTS

     The financial statements included herein are the following:

          Mirtronics  Inc.  Audited  Consolidated  Financial  Statements  as  at
               September 30, 2003

          Genterra  Investment   Corporation  unaudited  Consolidated  Financial
               Statements as at December 31, 2003

          Genterra Inc. unaudited Consolidated Pro-forma Financial Statements as at September 30, 2003


ITEM 19.      FINANCIAL STATEMENTS AND EXHIBITS

              (a) Reference is made to the "Index to Financial Statements and Supplemental Information set forth on page 24 of this Annual Report.


              (b)      Exhibits:

31-1 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
31-2 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
32-1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).
32-2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Consolidated Financial Statements of Mirtronics Inc.

         Auditors' Report.....................................................

         Consolidated Balance Sheet as at September 30, 2003 and 2002.........

         Consolidated Statement of Deficit for the Years ended
           September 30, 2003, 2002 and 2001..................................

         Consolidated Statement of Contributed Surplus for the Years ended
           September 30, 2003, 2002 and 2001..................................

         Consolidated Statement of Earnings for the Years ended
           September 30, 2003, 2002 and 2001....................................

         Consolidated Schedule of Revenue and Expenses for
           the Years ended September 30, 2003, 2002 and 2001..................

         Consolidated Statement of Cash Flows for the Years ended
           September 30, 2003, 2002 and 2001..................................

         Notes to Consolidated Financial Statements...........................


         Schedule II - Valuation and Qualifying Accounts......................


Consolidated Financial Statements (unaudited) of Genterra Investment Corporation

         Consolidated Balance Sheet as at December 31, 2003 and 2002.........

         Consolidated Statement of Deficit for the Years ended
           December 31, 2003, 2002 and 2001..................................

         Consolidated Statement of Operations for the Years ended
           December 31, 2003, 2002 and 2001....................................

         Consolidated Statement of Cash Flows for the Years ended
           December 31, 2003, 2002 and 2001..................................

         Notes to Consolidated Financial Statements...........................


Pro-Forma Consolidated Financial Statements (unaudited) of Genterra Inc.

         Pro-Forma Consolidated Balance Sheet as at September 30, 2003 ........

         Pro-Forma Consolidated Statement of Operations for the Year ended
           September 30, 2003  ................................................

         Notes to Pro-Forma Consolidated Financial Statements...................


All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required under the related instructions or are inapplicable, or the information is contained in the Company's Consolidated Financial Statements or accompanying notes and therefore have been omitted.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amended Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               MIRTRONICS INC.



                               /s/ STANLEY ABRAMOWITZ
                               ------------------------------------------------
                               STANLEY ABRAMOWITZ,
                               Secretary




Dated: April 14, 2004

                                MIRTRONICS INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2003

                                AUDITORS' REPORT

To the Shareholders of
MIRTRONICS INC.

We have audited the consolidated balance sheets of MIRTRONICS INC. as at September 30, 2003 and 2002 and the consolidated statements of deficit, contributed surplus, earnings and cash flows for each of the years in the three-year period ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2003 in accordance with Canadian generally accepted accounting principles.

The examination referred to in the above report also included the related financial statement schedules listed in response to Item 19(a) of the Company's annual report on Form 20-F for each of the years in the three-year period ended September 30, 2003. In our opinion, the related financial statement schedules, when considered in relation to the consolidated financial statements taken as a whole, present fairly the information set forth therein.

On January 23, 2004, we reported separately to the shareholders of MIRTRONICS INC. on the consolidated financial statements for the years ended September 30, 2003 and 2002 prepared in accordance with Canadian generally accepted accounting principles without a note disclosing the summary of differences between Canadian and United States accounting principles.




                                    [signed]

                KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
                              Chartered Accountants
Toronto, Ontario
January 23, 2004

---------------------------------------------

CONSOLIDATED BALANCE SHEET
(Expressed in Canadian Dollars)

                                                                September 30
                                                           2003              2002
                                                        ----------       -----------
ASSETS

CURRENT
  Cash and cash equivalents                           $ 1,322,808       $ 1,198,050
  Short-term investments                                  290,315           483,938
  Accounts receivable (notes 2 and 5)                      58,161         8,010,629
  Income taxes recoverable                                  3,055           156,705
  Inventories (note 5)                                         --         3,801,782
  Prepaid expenses and deposits                            31,622           469,691
  Current portion of note receivable (note 3)             100,000           100,000
  Future income taxes (note 7)                                 --           537,743
                                                       -----------       -----------
                                                        1,805,961        14,758,538


NOTES RECEIVABLE (note 3)                                 500,000           600,000



INVESTMENT (note 1(c))                                  1,395,874                --



PROPERTY AND EQUIPMENT (notes 4 and 5)                         --           553,310



FUTURE INCOME TAXES (note 7)                              471,868           301,836
                                                       -----------       -----------

                                                      $ 4,173,703       $16,213,684
                                                       ===========       ===========

See accompanying notes to financial statements.

---------------------------------------------

CONSOLIDATED BALANCE SHEET
(Expressed in Canadian Dollars)

                                                                 September 30
                                                            2003              2002
                                                         ----------      -----------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued liabilities             $    329,047     $ 4,450,770
  Deferred service revenue                                       --         707,637
  Current portion of long-term debt (note 5)                     --         210,425
                                                        ------------    ------------
                                                            329,047       5,368,832

LONG-TERM DEBT (note 5)                                          --       1,497,233
FUTURE INCOME TAXES (note 7)                                     --          18,412
NON-CONTROLLING INTEREST                                         --       5,074,571
                                                        ------------    ------------
                                                            329,047      11,959,048
                                                        ------------    ------------

SHAREHOLDERS' EQUITY
    Capital stock (note 6)
    Issued and outstanding
         1,709,115 Preferred shares                       1,110,930       1,110,930
        12,867,581 Common shares (2002 - 12,917,581)      5,307,469       5,328,092
                                                        ------------    ------------
                                                          6,418,399       6,439,022

Contributed surplus                                         270,321         262,445

Deficit                                                  (2,631,658)     (2,446,831)

Cumulative translation adjustment                          (212,406)             --
                                                        ------------     -----------
                                                          3,844,656       4,254,636
                                                        ------------     -----------

                                                       $  4,173,703     $16,213,684
                                                        ============    ============


Commitments and Contingencies (note 9)


See accompanying notes to financial statements.


                        APPROVED ON BEHALF OF THE BOARD:


                [signed]                                [signed]
            ------------------                      ------------------
                Director                                Director

---------------------------------------------

CONSOLIDATED STATEMENT OF DEFICIT
                        (Expressed in Canadian Dollars)


                                                                     Year ended September 30
                                                            2003             2002              2001
                                                        -----------       ----------       -----------
Deficit at beginning of year, as previously stated     $(2,446,831)     $(1,520,818)      $(2,730,341)

  Restatement of asset and liability method
  of accounting for income taxes                                --               --           741,931
                                                        -----------      -----------       -----------
Deficit at beginning of year, as restated               (2,446,831)      (1,520,818)       (1,988,410)

    Net earnings (loss) for the year                      (184,827)        (926,013)          467,592
                                                        -----------      -----------       ----------

DEFICIT, AT END OF YEAR                                $(2,631,658)     $(2,446,831)      $(1,520,818)
                                                        ===========      ===========       ===========



CONSOLIDATED STATEMENT OF CONTRIBUTED SURPLUS
(Expressed in Canadian Dollars)

                                                                     Year ended September 30
                                                            2003             2002              2001
                                                         ----------      -----------       -----------
Balance at beginning of year                           $   262,445      $   234,742       $   234,742

   Excess of book value over cost of shares purchased
     and subsequently cancelled                        $     7,876      $    27,703       $        --
                                                        -----------      -----------       -----------

BALANCE, AT END OF YEAR                                $   270,321      $   262,445       $   234,742
                                                        ===========      ===========       ===========

See accompanying notes to financial statements.

---------------------------------------------

CONSOLIDATED STATEMENT OF EARNINGS
(Expressed in Canadian Dollars)

                                                                   Year ended September 30
                                                              2003              2002                2001
                                                          ------------       -----------         -----------
Sales (Schedule)                                         $        --        $26,616,978         $30,616,884
Cost of sales (Schedule)                                          --         18,555,088          20,810,855
                                                          -----------        -----------         -----------
                                                                  --          8,061,890           9,806,029
                                                          -----------        -----------         -----------
Expenses
  Selling and administrative (Schedule)                      194,643          8,637,265           8,060,743
  Amortization                                                    --            203,899             189,320
  Interest on long-term debt                                      --            139,356             224,257
  Foreign exchange gain (loss)                                32,248            (29,980)           (154,092)
  Other interest income                                      (82,664)           (84,226)            (99,825)
                                                          -----------        -----------         -----------
                                                             144,227          8,866,314           8,220,403
                                                          -----------        -----------         -----------

Earnings (loss) from operations                             (144,227)          (804,424)          1,585,626

  Equity in earnings of investee company                      96,205                 --                  --
  Gain (loss) on issuance of shares by equity investee           613            (90,477)                 --
  Loss on sale of shares of equity investee                 (175,794)          (354,983)                 --
                                                          -----------        -----------         -----------

Earnings (loss) before income taxes and
  non-controlling interest                                  (223,203)        (1,249,884)          1,585,626

  Income taxes (recovery)(note 7)                            (38,376)           (87,840)            539,406
                                                          -----------        -----------         -----------

Earnings (loss) before non-controlling interest             (184,827)        (1,162,044)          1,046,220

  Non-controlling interest                                        --            236,031            (578,628)
                                                          -----------        -----------         -----------

NET EARNINGS (LOSS) FOR THE YEAR                         $  (184,827)       $  (926,013)        $   467,592
                                                          ===========        ===========         ===========


EARNINGS (LOSS) PER SHARE (note 8)
  Basic                                                  $     (0.01)       $     (0.07)         $     0.04
                                                          ===========        ===========          ==========
  Diluted                                                $     (0.01)       $     (0.07)         $     0.04
                                                          ===========        ===========          ==========

See accompanying notes to financial statements.

---------------------------------------------

CONSOLIDATED SCHEDULE OF REVENUE AND EXPENSES
(Expressed in Canadian Dollars)



                                                                      Year ended September 30
                                                                2003             2002              2001
                                                            -----------      -----------       -----------
SCHEDULE OF SALES
  Service revenue from third parties                       $        --      $ 7,091,322       $ 6,676,910
  Sales to third parties                                            --       19,525,656        23,939,974
                                                            -----------      -----------       -----------

                                                           $        --      $26,616,978       $30,616,884
                                                            ===========      ===========       ===========


SCHEDULE OF COST OF SALES
  Cost of service paid to third parties                    $        --      $ 5,003,196       $ 4,815,879
  Purchases from third parties                                      --       13,551,892        15,994,976
                                                            -----------      -----------       -----------

                                                           $        --      $18,555,088       $20,810,855
                                                            ===========      ===========       ===========


SCHEDULE OF SELLING AND ADMINISTRATIVE EXPENSES
  (Gain) loss on sale of investments                       $    93,861      $    61,812       $   (10,943)
  Management fees paid to a corporate shareholder               24,000           24,000            24,000
  Other administrative expenses                                 76,782        8,551,453         8,047,686
                                                            -----------      -----------       -----------

                                                           $   194,643      $ 8,637,265       $ 8,060,743
                                                            ===========      ===========       ===========


See accompanying notes to financial statements.

---------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS
(Expressed in Canadian Dollars)

                                                                                      Year ended September 30
                                                                                 2003             2002             2001
                                                                             -----------       ----------        ----------
CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
    Net (loss) earnings for the year                                        $  (184,827)     $  (926,013)      $   467,592

    Add:  Charges (credits) to income not affecting cash
        Loss on sale of shares of subsidiary                                    175,794          354,983                --
        Equity in earnings of investee company                                  (96,205)              --                --
        Future income taxes                                                     (39,617)         205,663           (11,490)
        (Gain) loss on issuance of shares by equity investee                       (613)          90,477                --
        Non-controlling interest                                                     --         (236,031)          578,628
        Amortization                                                                 --          203,899           189,320
        Provision for doubtful accounts                                              --          158,868           (32,237)
        Foreign exchange fluctuations on long-term items                             --           (8,852)          102,055
        Deferred service revenue                                                     --           (8,843)          152,535
                                                                             -----------      -----------       -----------
                                                                               (145,468)        (165,849)        1,446,403
  Change in non-cash components of operating working capital
        Accounts receivable                                                     (30,545)       2,163,714        (1,043,212)
        Income taxes recoverable                                                153,650         (156,705)               --
        Inventories                                                                  --         (257,236)          (80,510)
        Prepaid expenses and deposits                                          (278,334)          40,382          (250,468)
        Accounts payable and accrued liabilities                                 96,798         (646,464)          856,383
        Income taxes payable                                                         --         (396,308)          (32,362)
                                                                             -----------      -----------        ----------
                                                                               (203,899)         581,534           896,234
                                                                             -----------      -----------        ----------
FINANCING ACTIVITIES
    Purchase of common shares for cancellation                                  (12,747)         (54,791)               --
    Long-term debt repaid                                                            --       (1,481,640)       (1,205,338)
    Long-term debt incurred                                                          --          662,154           932,283
    Issuance of common shares by subsidiary                                          --          382,646                --
                                                                             -----------      -----------       -----------
                                                                                (12,747)        (491,631)         (273,055)
                                                                             -----------      -----------       -----------
INVESTING ACTIVITIES
    Proceeds on disposal of investments                                         365,540           46,396                --
    Cash disposed of on deconsolidation of subsidiary                          (317,759)              --                --
    Repayment of note receivable                                                100,000               --                --
    Change in short-term investments                                            193,623         (199,119)          (94,055)
    Purchase of property and equipment                                               --         (226,336)         (226,224)
                                                                             -----------      -----------       -----------
                                                                                341,404         (379,059)         (320,279)
                                                                             -----------      -----------       -----------

CHANGE IN CASH                                                                  124,758         (289,156)          302,900

Cash at beginning of year                                                     1,198,050        1,487,206         1,184,306
                                                                             -----------      -----------       -----------

CASH AT END OF YEAR                                                         $ 1,322,808      $ 1,198,050       $ 1,487,206
                                                                             ===========      ===========       ===========

SUPPLEMENTARY CASH FLOW INFORMATION
    Interest paid - net                                                     $    77,216      $    63,896       $   101,826
    Income taxes paid (received)                                            $    (8,260)     $   276,350       $   622,630


See accompanying notes to financial statements.

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
YEAR ENDED SEPTEMBER 30, 2003


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, except as described in Note 13, conform, in all material respects, with the accounting principles generally accepted in the United States.

Use of Estimates

     The  preparation  of  financial  statements  in  conformity  with  Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at September 30, 2003, and reported amounts to revenues and expenses during the fiscal year. Actual results could differ from those estimates.

General

     The Company is incorporated under the Ontario Business Corporations Act, 1982. During the year, the Company disposed of a portion of investment in its operating subsidiary. As a result of the disposition, a former subsidiary is accounted for using the equity method of accounting for the year ended September 30, 2003. Comparative figures for the fiscal years 2002 and 2001 are presented on a consolidated basis. The Company's equity investee's operations consist of the design, manufacture, marketing and service of a variety of data communications products and systems with applications in the fire alarm, life safety, transit, security and communications industry.

Principles of Consolidation

     These financial statements include the accounts of the Company and its subsidiary companies. Inter-company balances and transactions have been eliminated on consolidation.

Cash Concentrations (2002)

     At September 30, 2002, the Company had approximately US$73,000 (Can. $116,000) in financial institutions that is subject to insured amount limitations.

Cash Equivalents

     The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Short-term Investments

     Short-term investments consist of marketable securities which are carried at the lower of average cost and market. At September 30, 2003, the Company had marketable securities of $290,315 with a market value of $285,166. During the year, the Company sold securities for proceeds of $586,515 and realized a net trading loss of $86,563 against the cost of the investments.

Inventories (2002 and 2001)

     Inventories of raw materials are valued at the lower of cost (principally on a first-in, first-out basis) and net realizable value.

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long -Term Investment

     The investment in Synergx Systems Inc., over which the company has significant influence, as described in note 1(a), is recorded on the equity basis.

Property and Equipment (2002 and 2001)

     Property and equipment are recorded at cost. Amortization is being provided for over the estimated useful life as follows:

     Machinery and equipment - straight-line over 3 to 10 years Leasehold improvements - straight-line over the term of the lease Office furniture and equipment - straight-line over 3 to 10 years Equipment under capital lease - straight-line over 3 to 10 years

     All amortization has been included in expenses and none has been included in cost of sales.

Foreign Exchange Translation

     Effective for the 2003 fiscal year, the Company's operations in the United States are considered to be independent to the Company's operations due to the reduced ownership by the Company and the elimination of all financial support from the Company. As a result, it is appropriate for the company to translate the financial results of its equity investee using the current rate method. Under this method, assets and liabilities are translated at the rate exchange in effect at the balance sheet date while revenue and expense items are translated at the average rate prevailing during the year. Exchange gains and losses from the translation of such financial statements are disclosed as a separate component of shareholders' equity.

     In prior years, the Company's operations in the United States were considered to be integrated with the Company's operations. Monetary assets and liabilities were translated at rates of exchange in effect at the end of the fiscal year. Non-monetary assets and liabilities were translated at historical rates of exchange. Revenue and expenses were translated at the rates of exchange in effect at the date of the transaction.

     The resulting foreign exchange gains and losses are reflected in the consolidated statement of earnings.

Revenue Recognition (2002 and 2001)

     Product and subcontract sales are recognized using the percentage-of-completion method. Service revenue from maintenance contracts is recognized on a straight-line basis over the terms of respective contracts which are generally one year. Non-contact service revenue is recognized when the services are performed.

Deferred Service Income (2002 and 2001)

     Deferred service income is amortized into income over the life of the service contract on the straight-line basis.

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

     (a)  Former subsidiary (2002)

          Financial instruments which potentially subject the Company to credit risk consist primarily of accounts receivable. The Company's operations are located in two large U.S. cities, each of which is an independent market. The Company's former operating subsidiary grants credit to its customers, principally all of which are general or specialized construction contractors, none of which individually constitutes a significant portion of outstanding receivables. As at September 30, 2002, approximately 84% of such outstanding receivables are due from customers in New York.

     (b) The Company places a portion of its temporary cash investments in Canadian government and corporate bonds.

Income Taxes

     In December 1997, the Canadian Institute of Chartered Accountants issued a new Handbook Section 3465 "Accounting for Income Taxes". This required a change for the years end September 30, 2001 and 2000 from the deferral method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under the asset and liability method of accounting for income, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

     Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that the rate changes. Effective October 1, 2000, the company adopted the Handbook Section and has applied the provisions of it retroactively to all periods presented.

Fair Value of Financial Instruments

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

     The carrying amounts of all financial assets and liabilities approximate their fair value due to the terms of these instruments.

     The Company has no financial instruments that have material off-balance sheet risk or a materially different fair value than the respective instruments carrying of disclosed value.

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation and Other Stock-Based Payments

     In December 2001, the CICA issued Handbook Section 3870, which establishes standards for the recognition measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock based-payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company's fiscal year beginning October 1, 2001 for awards granted on or after the date.

1.       Investments

     Synergx Systems Inc.

     a) In October 2002, the Company sold a portion of its investment and granted an option on additional shares, which was subsequently exercised, reducing its investment in Synergx to 20.5%. These sales eliminated the Company's ability to designate the Board of Directors of Synergx and, therefore, the Company and Synergx no longer enjoys a parent-subsidiary relationship and consolidation of the financial results of Synergx is no longer appropriate. The investment in Synergx is now accounted for on the equity basis.

     b) Synergx Systems Inc. ("Synergx") has granted the Company a warrant to purchase 620,000 common shares, expiring December 31, 2003, at an exercise price of US$0.51. Subsequent to the year end, the Company exercised its warrant.

     c) The market value of the shares held in Synergx at September 30, 2003 is $4,158,649.

2.       Accounts Receivable

                                                                              2003               2002            2001
                                                                         ----------         -----------        ----------
         Accounts receivable (2002-principally trade)                   $    58,161        $ 8,691,360        $10,832,915
         Allowance for doubtful accounts                                         --           (680,731)          (517,566)
                                                                         -----------        -----------        -----------
                                                                        $    58,161        $ 8,010,629        $10,315,349
                                                                         ===========        ===========        ===========

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


3.       Note Receivable


         The note receivable from a former equity investee corporation bears interest at 6% per annum with semi-annual principal repayments of $50,000 commencing November 25, 2002. The note is secured by common shares of the former equity investee corporation.

4.       Property and Equipment

                                                             2003                                  2002
                                              -------------------------------------------        ---------
                                                            Accumulated
                                              Cost         Amortization           Net              Net
                                             -------      ---------------       ---------        ---------
         Machinery and equipment         $       --        $       --          $      --         $370,658
         Leasehold improvements                  --                --                 --           47,138
         Office furniture and equipment          --                --                 --           33,767
         Equipment under capital lease           --                --                 --          101,747
                                          ----------        -----------         ---------         --------
                                         $       --        $       --          $      --         $553,310
                                          ==========        ===========         =========         ========

          Amortization expense includes $Nil (2002 - $27,213; 2001 - $35,074) for equipment under capital leases.

          The accumulated amortization as at September 30, 2003 amounted to $Nil (2002 - $1,681,598; 2001 - $1,654,664).

5.       Long-term Debt

                                                                                                    2003              2002
                                                                                                ---------         -----------
         Loans of US$Nil (2002 - US$848,240) bearing interest
         at US prime plus 1/4% per annum                                                       $      --         $1,346,327
         Long-term lease obligations secured by certain property and equipment, requiring monthly payments of US$2,556, maturing
         in various years through fiscal 2005                                                         --            106,117
         Note payable to a director of a subsidiary bearing interest at 4% per
         annum payable in monthly instalments of US$3,905, due January 2004                           --             92,981
         Other                                                                                        --            162,233
                                                                                                ---------         ----------
                                                                                                      --          1,707,658
           Less:  Current portion                                                                     --            210,425
                                                                                                ---------         ----------
                                                                                               $      --         $1,497,233
                                                                                                =========         ==========

         An equity investee of the Company has a credit facility with a U.S. bank for $4,761,600 (US$3,000,000) through December 2004. The credit facility provides for interest at prime plus 0.25% on outstanding balances. The credit facility is secured by all of the assets of the investee and its subsidiaries. The facility provides for various covenants which restrict the payment of dividends, acquisitions and capital expenditures and the investee is required to maintain certain financial ratios. At September 30, 2003, the investee was not in default of any of its financial covenants.

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

6.       Capital Stock

          At September 30, 2003, the authorized capital stock of the Company is as follows:

         An unlimited number of preferred shares, issuable in series
         An unlimited number of non-voting, non-participating, cumulative, redeemable, preference shares, Series 1
         An unlimited number of non-voting, non-participating, redeemable, non-cumulative, Class "B" preference shares
         An unlimited number of Common shares

                                                                     Common                      Preferred Class "B"
                                                             Number           Amount            Number           Amount
                                                            --------        ---------          --------         --------
         Issued and Outstanding
         Balance September 30, 2001                        13,117,581      $5,410,586         1,709,115        $1,110,930
         Purchased for cancellation under
           normal course issuer bid                          (200,000)        (82,494)               --                --
                                                           -----------      ----------        ----------        ----------

         Balance September 30, 2002                        12,917,581       5,328,092         1,709,115         1,110,930
         Purchased for cancellation under
           normal course issuer bid                           (50,000)        (20,623)               --                --
                                                           -----------      ----------        ----------        ----------

         Balance September 30, 2003                        12,867,581      $5,307,469         1,709,115        $1,110,930
                                                           ===========      ==========        ==========        ==========

         Options

          As at September 30, 2003, the Company had reserved 270,000 common shares under its employee stock option plan for outstanding options granted to directors, officers and employees. The options are exercisable at $0.125 and expire on November 30, 2005. The unexercised options will be cancelled in conjunction with the amalgamation referred to in Note 12.

7.       Income Taxes
                                      2003               2002            2001
                                    -------           ---------        --------
         Current                  $  1,241           $(293,503)       $550,896
         Future                    (39,617)            205,663         (11,490)
                                   --------           ---------        --------
                                  $(38,376)          $ (87,840)       $539,406
                                   ========           =========        ========

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

7.       Income Taxes (Continued)

          The   difference   between  the  effective  tax  rate  for  continuing
          operations and the combined basic federal and provincial tax rate is explained as follows:

                                                                                 Effect on Basic Income Tax Rate
                                                                              2003               2002             2001
                                                                             ------             ------           ------
                                                                                %                 %                %
        Income taxes computed at statutory combined
         basic income tax rate                                                 39.1              39.1             42.1
        Decrease in taxes resulting from benefit of
          future tax deductible items                                         (21.4)             (3.7)            (1.2)
        Non-taxable foreign exchange (gain) loss                                 --               0.9             (8.4)
        Minimum tax                                                              --              (0.4)             0.6
        Other                                                                  (0.5)             (5.7)             0.9
        Valuation allowance in respect of utilization
         of non-capital losses                                                   --             (23.2)              --
                                                                             -------            -------         --------
                                                                               17.2               7.0             34.0
                                                                              ======            ======           ======

          The Company has recorded future income taxes at September 30, 2003 and 2002 related to certain book provisions to be deducted in future tax returns. Management anticipates the return to profitable operations (Note 12) at a level that will result in the utilization of the recorded future income taxes.

          The components of future income tax assets consist of the following:

                                                                                2003              2002
                                                                               ------            -------
         Allowance for doubtful accounts                                    $     --          $272,998
         Inventory obsolescence                                                   --           190,464
         Fixed assets                                                             --           (18,412)
         Capital and non-capital losses carried forward                      852,604           756,853
         Valuation allowance against non-capital losses                     (400,000)         (400,000)
         Cumulative minimum taxes                                             19,264            19,264
                                                                             --------          --------
                                                                            $471,868          $821,167
                                                                             ========          ========

          The Company has non-capital income tax losses carried forward of approximately $1,515,000 available to reduce future taxable income and expire as follows:

             Year ending September 30
                        2004                            $   71,000
                        2006                               356,000
                        2007                               379,000
                        2008                               376,000
                        2009                               245,000
                        2010                                88,000
                                                         ----------
                                                        $1,515,000
                                                         ==========

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


8.       Earnings Per Share

         Earnings per share has been calculated based on the following:

                                                                              2003               2002            2001
                                                                        ------------        -----------       -----------
         Numerator:
           Net earnings (loss) for the year (available to common
             shareholders)                                             $  (184,827)        $  (926,013)      $   467,592
                                                                        ===========         ===========       ===========
         Denominator:
           Weighted average number of shares outstanding                12,867,581          13,100,914        13,117,581
           Effect of dilutive securities:
             Employee stock options                                        129,375             147,846            81,610
                                                                        -----------         -----------       -----------
         Diluted weighted average number of shares                      12,996,956          13,248,760        13,199,191
                                                                        ===========         ===========       ===========

9.        Commitments and Contingencies (2002 and 2001)

          Leases

          The Company's equity investee is the lessee of premises in U.S. cities under leases expiring at various times through 2010. Rental expense for operating leases for the year ended September 30, 2002 was $576,336 (2001 - $526,538).

          Contingencies

          In the normal course of its operations, the Company's equity investee has been or, from time to time, may be named in legal actions seeking monetary damages. Management does not expect, based upon consultation with legal counsel, that any material item exists that will affect the Company's business or financial condition.

10.       Related Party Transactions

          These consolidated financial statements include management fees paid to a corporate shareholder in the amount $24,000 (2002 - $24,000; 2001
          - $24,000) which are not disclosed otherwise.

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

11.       Segmented Information (in thousands of dollars)

          Segmented information for the fiscal years ended September 30, 2003, 2002 and 2001, respectively, is as follows for continuing operations:

         Geographic Segments

                                                               United
                                              Canada           States         Eliminations     Consolidated
                                             --------          --------       ------------     ------------
         2003

         Sales to third parties             $    --           $    --          $    --           $    --
                                             =======           =======          =======           =======

         Net earnings (loss)                $  (281)          $    96          $    --           $  (185)
                                             =======           =======          =======           =======

         Total assets                       $ 2,778           $ 1,396          $    --           $ 4,174
                                             =======           =======          =======           =======

         2002

         Sales to third parties             $    --           $26,617          $    --           $26,617
                                             =======           =======          =======           =======

         Net earnings (loss)                $  (435)          $  (491)         $    --           $  (926)
                                             =======           =======          =======           =======

         Total assets                       $ 2,409           $13,805          $    --           $16,214
                                             =======           =======          =======           =======

         2001

         Sales to third parties             $    --           $30,617          $    --           $30,617
                                             =======           =======          =======           =======

         Net earnings (loss)                $   (40)          $   507          $    --           $   467
                                             =======           =======          =======           =======

         Total assets                       $ 2,685           $15,731          $    --           $18,416
                                             =======           =======          =======           =======

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


12.       Subsequent Events

          Effective December 31, 2003, the Company completed its previously announced amalgamation with Genterra Investment Corporation. The Company will continue under the name GENTERRA INC.

13.       Summary  of  Differences  Between  Canadian  and United  States
           Accounting Principles

          The Company follows accounting principles generally accepted in Canada. Differences between generally accepted accounting principles in Canada and those applicable in the United States are summarized below.

          For 2002 and prior years, the Company translated the results of its U.S. subsidiary into Canadian dollars using the temporal method which is required for a vertically integrated subsidiary. Under United States generally accepted accounting principles, the translation gains and losses on long-term items are not recognized until realized and are reported as a separate component of shareholders' equity.

          Under Canadian accounting principles for 2002 and prior years, the investment in Synergx was being consolidated when control of the investee's voting shares existed, although the company owned less than 50% of the voting shares (Note 1(a)). Under United States accounting principles, the investment is accounted for under the equity method when there is a significant influence over an investee, which is deemed to exist when the investor owns from 20 to 50% of the investee's voting shares.

          The effect on the consolidated balance sheets of the differences between accounting principles generally accepted in Canada and those accepted in the United States are summarized as follows.

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


13. Summary of Differences between Canadian and United States Accounting Principles (Continued)

                                                                   Canadian                              U.S.
                                                                  Accounting         Increase         Accounting
                                                                  Principles         (Decrease)       Principles
                                                                  -----------        ----------       -----------
         September 30, 2003
         Cash and cash equivalents                               $ 1,322,808         $  20,947       $ 1,343,755
         Short-term investments                                      290,315            (5,149)      $   285,166
                                                                                      ---------
         Total current assets                                    $ 1,805,961         $  15,798       $ 1,821,759
                                                                                      ---------

         Total assets                                            $ 4,173,703         $  15,798       $ 4,189,501
                                                                                      =========

         Deficit                                                 $(2,631,658)        $  15,798       $(2,615,860)
                                                                                      ---------

         Total liabilities and shareholders' equity              $ 4,173,703         $  15,798       $ 4,189,501
                                                                                      =========

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


13. Summary of Differences between Canadian and United States Accounting Principles (Continued)

                                                              Canadian                             U.S.
                                                              Accounting         Increase        Accounting
                                                              Principles        (Decrease)       Principles
                                                              -----------      ------------      ------------
         September 30, 2002
         Cash and cash equivalents                           $ 1,198,050     $   (295,319)      $   902,731
         Short-term investments                                  483,938          (76,661)          407,277
         Accounts receivable                                   8,010,629       (7,983,013)           27,616
         Income taxes recoverable                                156,705         (144,149)           12,556
         Inventories                                           3,801,782       (3,801,782)               --
         Prepaid expenses and deposits                           469,691         (467,213)            2,478
         Future income taxes                                     537,743         (537,743)               --
                                                                              ------------
         Total current assets                                 14,758,538      (13,305,880)        1,452,658
         Investments                                                  --        2,183,208         2,183,208
         Property and equipment                                  553,310         (553,310)               --
                                                                              ------------
         Total assets                                        $16,213,684     $(11,675,982)      $ 4,537,702
                                                                              ============
         Accounts payable and accrued liabilities            $ 4,450,770     $ (4,113,483)      $   337,287
         Deferred service revenue                                707,637         (707,637)               --
         Current portion of long-term debt                       210,425         (210,425)               --
                                                                              ------------
         Total current liabilities                             5,368,832       (5,031,545)          337,287
         Long-term debt                                        1,497,233       (1,497,233)               --
         Future income taxes                                      18,412          (18,412)               --
         Non-controlling interest                              5,074,571       (5,074,571)               --
         Translation adjustment                                       --         (445,181)         (445,181)
         Deficit                                              (2,446,831)         390,960        (2,055,871)
                                                                              ------------

         Total liabilities and shareholders' equity          $16,213,684     $(11,675,982)      $ 4,537,702
                                                                              ============

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


13. Summary of Differences between Canadian and United States Accounting Principles (Continued)

                                                                 Canadian                            U.S.
                                                                Accounting         Increase        Accounting
                                                                Principles        (Decrease)       Principles
                                                                -----------      -----------       ------------
         September 30, 2001
         Cash and cash equivalents                             $ 1,487,206     $   (462,699)      $ 1,024,507
         Short-term investments                                    284,819          (22,454)          262,365
         Accounts receivable                                    10,333,211      (10,192,790)          140,421
         Inventories                                             3,544,546       (3,544,546)               --
         Prepaid expenses and deposits                             510,073         (507,595)            2,478
         Future income taxes                                       396,204         (396,204)               --
                                                                                ------------
         Total current assets                                   16,556,059      (15,126,288)        1,429,771
         Investments                                                    --        2,826,666         2,826,666
         Fixed assets                                              530,873         (524,577)            6,296
         Future income taxes                                       629,095          (94,710)          534,385
                                                                                ------------
         Total assets                                          $18,416,027     $(12,918,909)      $ 5,497,118
                                                                                ============
         Accounts payable and accrued liabilities              $ 5,097,234     $ (4,859,697)      $   237,537
         Income taxes payable                                      396,308         (358,070)           38,238
         Deferred service revenue                                  716,480         (716,480)               --
         Current portion of long-term debt                         222,265         (222,265)               --
                                                                                ------------
         Total current liabilities                               6,432,287       (6,156,512)          275,775
         Long-term debt                                          2,312,198       (2,312,198)               --
         Non-controlling interest                                4,436,102       (4,436,102)               --
         Translation adjustment                                         --         (448,838)         (448,838)
         Deficit                                                (1,520,818)         434,741        (1,086,077)
                                                                                ------------
         Total liabilities and shareholders' equity            $18,416,027     $(12,918,909)      $(5,497,118)
                                                                                ============

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

13. Summary of Differences Between Canadian and United States Accounting Principles (Continued)

          The effect of these differences on reported earnings is summarized as follows:

                                                                                2003               2002             2001
                                                                              --------          --------          ---------
         Net (loss) earnings from continuing operations
           Canadian accounting principles                                    $(184,827)        $(926,013)        $ 467,592
         Foreign exchange (gain) loss on long-term debt                             --            (8,852)          102,055
         Minority interest thereon                                                  --             5,195           (61,147)

         Net (loss) earnings for the year in accordance with
           U.S. GAAP                                                         $(184,827)        $(929,670)        $ 508,500
                                                                              =========         =========          =======

                                                                                2003                2002            2001
                                                                               ------             ------           -------
    Earnings per share - United States accounting principles
        Basic                                                                 $  (0.01)         $  (0.07)          $ 0.04
                                                                               ========           ======           ======
        Diluted                                                               $  (0.01)         $  (0.07)          $ 0.04
                                                                               ========           =======          ======

          Comprehensive Income

          Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" (SFAS 130) requires disclosure of comprehensive income, which includes reported net earnings adjusted for other comprehensive income. Other comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The following table presents comprehensive income and its components.

                                                                                 2003             2002              2001
                                                                                ------           ------            ------
         Net (loss) earnings in accordance with U.S. GAAP                     $(184,827)       $(929,670)         $508,500
         Other comprehensive income (loss), net of tax:
           Unrealized gain (loss) on available-for-sale securities               70,052          (40,124)          (62,348)
                                                                               ---------        ---------          --------

         Comprehensive (loss) income                                          $(114,775)       $(969,794)         $446,152
                                                                               =========        =========          ========


          U.S. GAAP requires investments in marketable securities available for sale to be recorded at market value and all unrealized holding gain and losses reflected in the shareholder's equity. Under Canadian GAAP, long-term investments are carried at historical cost with losses in value being recognized in income only when the loss in value is other than temporary and increase in value being recognized only when realized.

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)



14.      Summary of Financial Data for Significantly Influenced Company

          Summary of financial data of Synergx Systems Inc. accounted for using the equity method of accounting.

                           CONSOLIDATED BALANCE SHEET
                            AS AT SEPTEMBER 30, 2003

                                                                    2003              2002
                                                                   ------            ------
             Current assets                                    $12,338,455        $13,332,633
             Property and equipment                                564,002            590,666
             Other assets                                          944,895            244,670
                                                                ----------         ----------
                                                               $13,847,352        $14,167,969
                                                                ==========         ==========

             Current liabilities                               $ 4,655,871        $ 5,137,635
             Long-term debt                                      1,788,269          1,497,233
             Future income taxes                                    24,163             18,412
             Shareholders' equity                                7,379,049          7,514,689
                                                                ----------         ----------
                                                               $13,847,352        $14,167,969
                                                                ==========         ==========


                       CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED SEPTEMBER 30, 2003

                                                             2003            2002             2001
                                                            ------          ------           ------
                 Revenue                                 $28,929,894     $26,616,978      $30,616,884
                 Cost of sales                            19,461,099      18,555,088       20,810,855
                                                          ----------      ----------       -----------
                 Gross profit                              9,468,795       8,061,890        9,806,029
                 Expenses                                  8,735,349       8,782,496        8,378,666
                 Income taxes (recovery)                     331,647        (318,391)         461,624
                                                          ----------      -----------      ----------
                 Net earnings (loss) for the year        $   401,799     $  (402,215)     $   965,739
                                                          ==========      ===========      ==========

---------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)


14. Summary of Financial Data for Significantly Influenced Company (Continued)


                      CONSOLIDATED STATEMENT OF CASH FLOWS
                          YEAR ENDED SEPTEMBER 30, 2003


                                                                   2003            2002            2001
                                                                  ------          ------          ------
           Cash provided by (used in) operating activities      $(335,958)      $ 519,317       $ 859,929
           Cash provided by (used in) financing activities        828,171        (444,159)       (514,127)
           Cash provided by (used in) investing activities       (414,200)       (228,455)       (233,598)
                                                                 ---------       ---------       ---------
           Increase (decrease) in cash                             78,013        (153,297)        112,204
           Cash at beginning of year                              317,759         471,056         358,852
                                                                 ---------       ---------       --------
           Cash at end of year                                  $ 395,772       $ 317,759       $ 471,056
                                                                 =========       =========       =========

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
                        (Expressed in Canadian Dollars)


-----------------------------------------------------------------------------------------------------------------------------------

  COL. A                                       COL. B                       COL. C                     COL. D            COL.E
-----------------------------------------------------------------------------------------------------------------------------------

                                                                     ADDITIONS

                                                                      (1)         Charged to
                                              Balance              Charged to        Other                               Balance
                                             Beginning            Costs and        Accounts          Deductions          End of
Description                                 of Period              Expenses       -Describe           -Describe          Period
------------                                ----------            -----------     -----------        -----------        ---------
For the year ended September 30, 2003

  Allowance for doubtful
    accounts                                 $ 680,731           $       --        $ --             $ (680,731)          $      --
                                                                                                      Deconso-
                                                                                                     lidation of
                                                                                                     subsidiary
                                                                                                      (Note 1)

For the year ended September 30, 2002

  Allowance for doubtful
    accounts                                 $ 517,566           $ 159,373         $ --             $     --             $ 680,731
                                                                  Bad debts
                                                                  $3,792(1)

For the year ended September 30, 2001

  Allowance for doubtful
    accounts                                 $ 524,549           $ 44,640          $ --             $ 76,965             $ 517,566
                                                                  Bad debts                          Bad debts
                                                                 $25,342(1)                         written off



(1) These amounts represent the effect of foreign exchange fluctuations on the allowance for doubtful accounts

                         GENTERRA INVESTMENT CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

                                DECEMBER 31, 2003

GENTERRA INVESTMENT CORPORATION

CONSOLIDATED BALANCE SHEET
(Unaudited)

DECEMBER 31

(Expressed in Canadian Dollars)

ASSETS
                                                                 2003             2002
                                                                  ----             ----
CURRENT
  Cash and short-term investments                           $   988,753       $   909,788
  Accounts receivable (Note 10)                                 751,236         1,383,178
  Income taxes receivable                                        70,569           145,534
  Prepaid expenses                                              116,292            85,609
  Loans and mortgages receivable (Note 3)                       840,387           827,887
  Future income taxes (Note 7)                                   12,000            25,000
                                                             ----------        ---------
                                                              2,779,237         3,376,996

LOAN AND MORTGAGES RECEIVABLE  (Note 3)                          55,019            66,527

INVESTMENTS  (Note 4)                                        11,346,530        11,829,032

FUTURE INCOME TAXES  (Note 7)                                    49,190            51,828

GOODWILL                                                        155,000           155,000
                                                             ----------       -----------

                                                            $14,384,976       $15,479,383
                                                             ==========       ==========
LIABILITIES

CURRENT
  Accounts payable and accrued liabilities (Note 10)        $   281,244       $   433,381
  Current portion of long-term debt (Note 5)                    476,513         1,653,217
                                                             ----------        ----------
                                                                757,757         2,086,598

LONG-TERM DEBT  (Note 5)                                      4,984,691         4,704,811

FUTURE INCOME TAXES  (Note 7)                                 1,070,876         1,233,247
                                                             ----------        ----------
                                                              6,813,324         8,024,656
                                                             ----------        ----------
SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 6(b))                                    10,628,559        10,628,559

CONTRIBUTED SURPLUS                                               7,958             7,958

DEFICIT                                                     (3,064,865)        (3,181,790)
                                                             ----------        ----------
                                                              7,571,652         7,454,727
                                                             ----------        ----------
                                                            $14,384,976       $15,479,383
                                                             ==========        ==========

See accompanying notes to financial statements.

GENTERRA INVESTMENT CORPORATION

CONSOLIDATED STATEMENT OF DEFICIT
(Unaudited)

FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

                                             2003             2002              2001
                                             ----             ----              ----
DEFICIT, beginning of year             $    (3,181,790)   $ (3,488,322)    $ (3,290,876)

  Net earnings (loss) for the year             116,925         306,532         (197,446)
                                       ---------------- ----------------  ----------------

DEFICIT, end of year                   $    (3,064,865)   $ (3,181,790)    $ (3,488,322)
                                        =============     =============    =============

See accompanying notes to financial statements.

GENTERRA INVESTMENT CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)

FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)


                                                   2003              2002              2001
                                                   ----              ----              ----
EARNINGS
  Rent (Note 10)                             $ 2,735,292       $ 2,701,882      $ 3,312,623
  Interest (Note 10)                              27,672            58,676          110,082
  Gain on sale of investment                           -            98,920                -
  Other                                                -                 -            2,765
                                             ------------       -----------       ----------
                                               2,762,964         2,859,478        3,425,470
                                             ------------       -----------       ----------

EXPENSES
    Administrative and general (Note 10)       1,654,068         1,535,789        2,246,425
    Interest on long-term debt                   450,101           515,703          487,018
    Share of loss from Limited Partnership           447            10,765                -
    Loss on disposal of investments                    -                 -          448,823
                                             ------------       -----------      -----------
                                               2,104,616         2,062,257        3,182,266
                                             ------------       -----------      -----------

EARNINGS BEFORE THE FOLLOWING                    658,348           797,221          243,204

  Amortization                                   541,210           530,018          606,953
                                             ------------       -----------      -----------

EARNINGS (LOSS) BEFORE INCOME TAXES              117,138           267,203         (363,749)
  Income taxes (recovery) (Note 7)                   213           (39,329)        (166,303)
                                             ------------       -----------      ------------

EARNINGS (LOSS) FOR THE YEAR                 $   116,925       $   306,532       $ (197,446)
                                             ============       ===========       ===========



EARNINGS (LOSS) PER SHARE (Note 8)

  Basic                                      $      0.01       $     0.08        $    (0.09)
                                               ==========       ==========        ===========

  Diluted                                    $      0.01       $     0.04        $    (0.09)
                                               ==========       ==========        ===========


See accompanying notes to financial statements.

GENTERRA INVESTMENT CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

                                                               2003            2002          2001
                                                               ----            ----          ----
OPERATING ACTIVITIES
   Net earnings (loss) for the year                       $   116,925    $   306,532    $  (197,446)
    Items not affecting cash
      Amortization                                            541,210        530,018        606,953
      Future income taxes                                    (146,733)      (238,149)      (162,326)
      Gain on disposal of development properties                   --             --        (11,693)
      Gain on sale of investment                                   --        (98,920)       460,516
      Change in non-cash components of working capital
        (Note 9)                                              524,092        339,878       (673,969)
                                                          -----------    -----------    -----------
                                                            1,035,494        839,359         22,035
                                                          -----------    -----------    -----------

FINANCING ACTIVITIES
    Issuance of Class A shares                                     --        246,271             --
    Issuance of preference shares                                  --         27,029             --
    Repayment of long-term debt                            (1,646,824)    (1,258,035)      (338,804)
    Proceeds from long-term debt                              750,000      1,000,000        576,387
                                                          -----------    -----------    -----------
                                                             (896,824)        15,265        237,583
                                                          -----------    -----------    -----------

INVESTING ACTIVITIES
    Increase in investments                                   (58,710)      (138,659)      (692,572)
    Investment in loans and mortgages receivable                 (995)       (35,675)       (86,325)
    Proceeds from sale of investment                               --        167,827        106,807
    Proceeds from disposition of development properties            --             --        317,000
                                                          -----------    -----------    -----------
                                                              (59,705)        (6,507)      (355,090)
                                                          -----------    -----------    -----------

CHANGE IN CASH AND SHORT-TERM INVESTMENTS                      78,965        848,117        (95,472)

CASH AND SHORT-TERM INVESTMENT, beginning of year             909,788         61,671        157,143
                                                          -----------    -----------    -----------

CASH AND SHORT-TERM INVESTMENTS, end of year              $   988,753    $   909,788    $    61,671
                                                          ===========    ===========    ===========

SUPPLEMENTARY CASH FLOW INFORMATION
  Cash paid for interest, net                             $   417,944    $   670,320    $   547,005
  Cash paid for income taxes, net                         $   112,956    $   (11,437)   $   432,273


See accompanying notes to financial statements

GENTERRA INVESTMENT CORPORATION

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

DECEMBER 31

(Expressed in Canadian Dollars)


1. BASIS OF PRESENTATION

     The Company is primarily a Canadian investment management holding company with significant interests in real estate.

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, except as described in Note 14, conform, in all material respects, with accounting principles generally accepted in the United States.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  Investments

          Long-term investments in which the Company does not have significant influence are accounted for using the cost method. In the event of a permanent decline in the value of a portfolio investment, the investment will be written down to estimated realizable value and the loss charged to earnings.

     (b)  Goodwill

          The company has adopted the Canadian Institute of Chartered Accountants ("CICA") new Handbook Section 3062 - Goodwill and Other Intangible Assets. Effective January 1, 2002, goodwill is no longer required to be amortized but will be subject to an annual impairment test in accordance with the provisions of the Section. As of December 31, 2002, the Company has completed its impairment test and concluded that no goodwill impairment charge needed to be recorded.

     (c)  Translations of Foreign Currencies

          Current assets and liabilities denominated in foreign currencies are converted into Canadian dollars at the rates of exchange at the balance sheet date, while other assets and liabilities are converted at the rates of exchange applicable at the dates acquired or incurred. Revenue and expenses are translated into Canadian dollars at the average rate applicable during the month in which they were earned or expensed.

     (d)  Financial Instruments

          Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

GENTERRA INVESTMENT CORPORATION

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

DECEMBER 31

(Expressed in Canadian Dollars)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (e)  Rental Real Estate Properties

          Rental real estate properties are stated at the lower of cost, less accumulated amortization, and estimated net recoverable amount, which is determined using the current market values of the properties. Current market values are determined based upon discussions with real estate proefssionals and referenced to any available appraisals. Any impairment in value is recorded in the consolidated financial statement of operations.

     (f)  Accounting Estimates

          The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from management's best estimates as additional information becomes available in the future.


     (g)  Income Taxes

          The company follows the asset and liability method of accounting for income taxes. Under the asset and liability method of accounting for income taxes, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

          Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future assets and liabilities of a change in tax rates is recognized in income in the period that the rate changes.



3.       LOAN AND MORTGAGES RECEIVABLE

                                                                                                2003                 2002
                                                                                           ------------           -------------
         Mortgage receivable bearing interest at 9.5% per annum, due on demand, is
         secured by an assignment of a second mortgage on land                            $     840,387           $ 827,887

         Other                                                                                   55,019              66,527
                                                                                          -------------           -----------

                                                                                                895,406             894,414

            Less:  Current portion                                                             (840,387)           (827,887)
                                                                                          -------------           -----------

                                                                                          $      55,019            $ 66,527
                                                                                          =============            ========

GENTERRA INVESTMENT CORPORATION

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

DECEMBER 31

(Expressed in Canadian Dollars)



4.   INVESTMENTS

                                                                                                     2003            2002
                                                              --------------------------------------------------------------
                                                                              Accumulated
                                                                   Cost       Amortization            Net            Net
                                                              ------------    ------------      ------------    ------------
        Rental real estate properties                         $ 21,279,760    $ 10,039,710      $ 11,240,050    $ 11,696,960
        Other                                                      106,480               -           106,480         132,072
                                                               -----------     ------------      ------------    -----------

                                                              $ 21,386,240    $ 10,039,710      $ 11,346,530    $ 11,829,032
                                                              =============    ============      ===========     ============

         Amortization of buildings is being provided for on the declining balance basis at 5% per annum.


5.       LONG-TERM DEBT

                                                                                     2003           2002
                                                                                   --------       --------
Prime plus 1.75% per annum,  first  mortgage,  monthly  payments of $5,217
plus interest, with the balance due August 2011                                 $   479,946    $   544,086

6.52% per annum first mortgage, blended monthly payments of $19,535 with
the balance due December 2007                                                       824,808      1,000,000

8.1% per annum first mortgage, blended monthly payments of $30,519 with
the balance due April 2005                                                        2,727,851      2,870,532

9.1% per annum second mortgage, blended monthly payments of $7,648 with
the balance due September 2005                                                      669,358        699,439

Lender's floating base rate plus 0.4% per annum first mortgage, blended
monthly payments of $7,434 with balance due May 2020                                750,000             --

Prime plus 1% per annum second mortgage from a related company due on
demand                                                                                   --        676,000

Demand note payable to an affiliated company bearing interest at 13% per
annum                                                                                    --        550,000

Other                                                                                 9,241         17,971
                                                                                -----------    -----------

                                                                                  5,461,204      6,358,028

   Less:  current portion                                                          (476,513)    (1,653,217)
                                                                                -----------    -----------

                                                                                $ 4,984,691    $ 4,704,811
                                                                                ===========    ===========

GENTERRA INVESTMENT CORPORATION

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

DECEMBER 31

(Expressed in Canadian Dollars)





5.       LONG-TERM DEBT (Continued)

         These mortgages payable are collateralized by the specific security on the related land and buildings.

         The aggregate amount of payments required in the balance of the current fiscal year and subsequent years to meet retirement provisions are as follows:

        2004                                     $        476,513
        2005                                            3,487,949
        2006                                              301,185
        2007                                              317,314
        2008 and thereafter                               878,243
                                                 ----------------
                                                 $      5,461,204
                                                 ================

6.       CAPITAL STOCK


     (a)  Authorized

          Unlimited Class A voting shares

          Unlimited Class B multiple voting shares. Each share is convertible into 1 Class A share

          Unlimited voting, non-participating, redeemable special shares

          Unlimited Class C preferred shares, issuable in series:

          - Unlimited non-voting, non-participating , $6 cumulative, $100 redeemable, retractable, convertible Class C preferred shares, Series 1. Each share is convertible into 188 Class A shares, 97 Class B shares, and 199.5 Series 1 preference shares or 285 Class A shares and 199.5 Series 1 preference shares

          - Unlimited non-voting, non-participating, cumulative, $100 redeemable, retractable Class C preferred shares, Series 2. These shares carry an annual dividend of 50% of the average prime rate for the year plus 1%

          - Unlimited non-voting, non-participating, $4 cumulative, $100 redeemable, retractable Class C preferred shares, Series 3

          - Unlimited non-voting, non-participating, cumulative, $10 redeemable, retractable, convertible Class C preferred shares, Series 4. These shares carry an annual dividend of 50% of the average prime for the year plus 1%. Each share is convertible into 28.5 Class A shares and 19.95 Series 1 preference shares

          - Unlimited non-voting, non-participating, cumulative, redeemable, retractable Class C preferred shares, Series 5. These shares carry an annual dividend of 50% of the average prime rate for the year plus 1%

GENTERRA INVESTMENT CORPORATION

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

DECEMBER 31

(Expressed in Canadian Dollars)




6.       CAPITAL STOCK (Continued)


          (a)  Authorized (Continued)

               Unlimited Class D preferred shares, issuable in series:

               -    Unlimited     non-voting,     non-participating,     $0.0023
                    non-cumulative,  redeemable Class D preferred shares, Series
                    1

               -    Unlimited     non-voting,     non-participating,     $0.0023
                    non-cumulative,  redeemable Class D preferred shares, Series
                    2

               Unlimited   non-voting,   non-participating,   $0.14  cumulative,
               redeemable Class E shares

               Unlimited non-voting, non-participating, $0.06 cumulative, $1 redeemable, convertible Class F preferred shares. These shares are convertible into 1 Class A share, 1 Class B share and 1.4 Series 1 preference shares or 2 Class A shares and 1.4 Series 1 preference shares for each 98 Class F preferred shares

               Unlimited non-voting, non-participating, redeemable, convertible, $0.0084 cumulative Series 1 preference shares.

          (b)  Issued

                                                                      2003              2002
                                                                   ----------        ----------
           4,865,187   Class A shares                             $ 6,774,028       $ 6,774,028
             484,012   Class B shares                               1,930,500         1,930,500
             500,000   Special shares                                   1,500             1,500
           2,475,009   Class D preferred shares, Series 1             247,400           247,400
             810,059   Class D preferred shares, Series 2             217,501           217,501
             115,258   Class E preferred shares                       416,592           416,592
             500,000   Class F preferred shares                       500,000           500,000
           1,935,370   Series 1 preference shares                     541,038           541,038
                                                                   ----------        ----------
                                                                  $10,628,559       $10,628,559
                                                                   ==========        ==========


          (c)  Share Purchase Warrants

               The Company has 712,500 (2002 - 855,000) share purchase warrants at $0.28 each outstanding. Each warrant enables the holder to purchase one Class A share and 0.7 Series 1 preference share. These warrants expire on March 27, 2004. During the year, Nil (2002 - 142,500) share purchase warrants were exercised.

7.       INCOME TAXES

                             2003              2002             2001
                         ----------        ----------        ----------
         Current        $  146,946         $ 198,820        $  (3,977)
         Future           (146,733)         (238,149)        (162,326)
                         ----------         ---------        ---------

                        $      213         $ (39,329)       $(166,303)
                         =========          =========        ========

     Effective tax rate of the company differs from the prescribed rate of tax. The difference can be reconciled as noted below.

                                                                                 2003            2002               2001
                                                                            -----------      ---------         ------------
         Income tax computed at statutory combined basic
           income tax rates                                                 $   42,989       $ 103,141        $  (153,212)
         Increase (decrease) in income tax resulting from:
            Reduction in future tax rates                                      (65,800)       (123,730)           (87,121)
            Permanent differences                                              -               (14,682)            55,607
            Large corporation tax                                               22,613          20,943             15,102
            Other                                                                  411         (25,001)             3,321
                                                                            -----------      ----------       ------------
         Effective income tax provision                                     $      213       $ (39,329)       $  (166,303)
                                                                            ===========      ==========       ============


     A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles as at December 31 is noted below.


                                                       2003              2002
                                                 ----------           -------
         Future tax assets:
            Non-capital loss carry-forwards     $    22,704       $    46,028
            Provisions and other allowances          38,486            30,800
                                                 ----------        -----------

                                                     61,190            76,828

            Less:  Current portion                  (12,000)          (25,000)
                                                 ----------        -----------

                                                $    49,190       $    51,828
                                                 ==========        ===========

         Future tax liabilities:

           Capital assets                       $ 1,070,876       $ 1,233,247
                                                 ==========        ===========

8.       PER SHARE CALCULATIONS

         Earnings (loss) per share have been calculated based on the following:

                                                                             2003           2002           2001
                                                                         -----------------------------------------
Numerator:
     Net earnings (loss)                                                $   116,925    $   306,532    $  (197,446)
     Dividends to preferred shareholders                                    (62,367)       (46,136)       (46,136)
                                                                        -----------    -----------    -----------
     Numerator for basic earnings per share (available
       to participating shareholders)                                        54,558        260,396       (243,582)
     Dividends adjustment for conversion of
        preferred shares                                                     30,000         30,000         30,000
                                                                        -----------    -----------    -----------

     Numerator for diluted earnings per share                           $    84,558    $   290,396    $  (213,582)
                                                                        ===========    ===========    ===========

Denominator:
     Weighted average number of participating shares and
       denominator for basic earnings per share                           5,349,199      3,342,137      2,613,239
     Effect of dilutive securities
        Conversion of preference shares                                      10,204      3,791,426         10,204
        Share purchase warrants                                             311,629        298,267             --
                                                                        -----------    -----------    -----------

      Denominator for diluted earnings per share                          5,671,032      7,431,830      2,623,443
                                                                        ===========    ===========    ===========

Earnings per share
     Basic                                                              $      0.01    $      0.08    $     (0.09)
     Diluted                                                            $      0.01    $      0.04    $     (0.09)

 Cumulative dividends in arrears on preferred shares are noted below:

     Class E                  $    75,375   (2002 - $59,239; 2001 - $43,103)
     Class F                  $   140,055   (2002 - $110,055; 2001 - $80,055)
     Series 1 preference      $    16,231   (2002 - Nil; 2001 - Nil)



9.       CHANGE IN NON-CASH COMPONENTS OF WORKING CAPITAL


                                                2003          2002         2001
                                             -------------------------------------
Accounts receivable                          $ 631,942    $ 212,627    $ (90,429)
Income taxes receivable                         74,956      198,174     (343,708)
Prepaid expenses                               (30,683)      26,042      (43,011)
Accounts payable and accrued liabilities      (152,123)     (96,965)     (93,538)
Income taxes payable                                --           --     (103,283)
                                             ---------    ---------    ---------
                                             $ 524,092    $ 339,878    $(673,969)
                                             =========    =========    =========

10.      RELATED PARTY TRANSACTIONS

         The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

         The transactions with related parties are in the normal course of business and are measured by the exchange amount which is the amount of consideration established and agreed to by the related parties.


         Related party transactions and outstanding balance not disclosed elsewhere in these consolidated financial statements are summarized below.

                                                 2003         2002        2001
                                              ------------------------------------
Income
  Rent                                       $  328,877   $  606,625   $2,143,384
  Interest                                       14,162       12,939       17,413
Administration and general expenses
  Administration fees                           117,000      117,000      117,000
  Property management fees                      110,000      110,000      110,000
  Rent                                               --           --      127,434
  Interest                                       64,955      107,622       75,208
  Consulting fees                                37,260       38,520       38,520
Amounts due (to) from related parties
  Accounts receivable                           396,754      460,690      828,422
  Accounts payable and accrued liabilities        5,000       36,000      191,780


11.      MAJOR LEASES

In 2003, the Company had two major leases that accounted for 35% and 15% (2002 - 35% and 15%; 2001 - 20% and 12%) respectively of total rent.


12.      SEGMENTED INFORMATION

         The Company operates in one business segment located primarily in Canada consisting of rental income activities.


13.      SUBSEQUENT EVENT

         Effective December 31, 2003, the Company completed its previously announced amalgamation with Mirtronics Inc. The Company will continue under the name GENTERRA INC.

14. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

         The Company follows accounting principles generally accepted in Canada. Differences between generally accepted accounting principles in Canada and those applicable in the United States are summarized below.

         The Company carries certain rental real estate properties at their appraised values. Under United States generally accepted accounting principles the fixed assets must be carried at cost.

         The Company's acquisition of Wendellco Realty Inc. was accounted for by the purchase method. Under United States generally accepted accounting principles, non-arms length acquisitions must be accounted for by the pooling of interest method. The accounting has been adjusted accordingly.

         The effect on the consolidated balance sheets of the differences between accounting principles generally accepted in Canada and those accepted in the United States are summarized as follows:

                                              Canadian                           U.S.
                                             Accounting         Increase      Accounting
                                             Principles        (Decrease)     Principles
                                             -------------   -------------    ------------
December 31, 2003
Investments                                    11,346,530      (3,004,568)      8,341,962
                                                             ------------
Total assets                                 $ 14,384,976    $ (3,004,568)   $ 11,380,408
                                                             ============
Capital stock                                  10,628,559      (1,897,109)      8,731,450
Contributed surplus                                 7,958         571,334         579,292
Deficit                                        (3,064,865)     (1,678,793)     (4,743,658)
                                                             ------------
Total liabilities and shareholders' equity   $ 14,384,976    $ (3,004,568)   $ 11,380,408
                                                             ============
December 31, 2002
Investments                                    11,829,032      (3,125,510)      8,703,522
                                                             ------------
Total assets                                 $ 15,479,383    $ (3,125,510)   $ 12,353,873
                                                             ============
Capital stock                                  10,628,559      (1,897,109)      8,731,450
Contributed surplus                                 7,958         571,334         579,292
Deficit                                        (3,181,790)     (1,799,735)     (4,981,525)
                                                             ------------
Total liabilities and shareholders' equity   $ 15,479,383    $ (3,125,510)   $ 12,353,873
                                                             ============
December 31, 2001
Investments                                    12,289,297      (3,252,837)      9,036,460
                                                             ------------
Total assets                                 $ 15,493,812    $ (3,252,837)   $ 12,240,975
                                                             ============
Capital stock                                  10,355,259      (1,897,109)      8,458,150
Contributed surplus                                 7,958         571,334         579,292
Deficit                                        (3,488,322)     (1,927,062)     (5,415,384)
                                                             ------------
Total liabilities and shareholders' equity   $ 15,493,812    $ (3,252,837)   $ 12,240,975
                                                             ============


14. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

         The effect of these differences on reported earnings is summarized as follows:

                                                                                  2003             2002              2001
                                                                               ---------------------------------------------
        Earnings (loss) for the year - Canadian accounting principles          $ 116,925        $ 306,532        $(197,446)
        Additional amortization recorded on appraisal excess                     120,942          127,327           134,050
                                                                               ---------        ---------        ----------

        Net earnings (loss) for the year in accordance with U.S. GAAP         $ 237,867        $ 433,859        $ (63,396)
                                                                               =========        =========        ==========



                                                                                    2003             2002              2001
                                                                               ---------        ---------        ----------

        Earnings (loss) per share - United States accounting principles        $    0.03        $    0.12        $   (0.04)
                                                                               =========        =========        ==========

        Diluted earnings (loss) per share - United States accounting
         principles                                                            $    0.03        $    0.05        $   (0.04)
                                                                                =========        =========        ==========


         Comprehensive income

         Financial Accounting Standards Board Statement of Financial Accounting
         Standards No. 130 "Reporting Comprehensive Income" (SFAS 130) requires disclosure of comprehensive income, which includes reported net earnings adjusted for other comprehensive income. Other comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. There are no adjustments to net income for comprehensive income and its components.


                                                                                 2003             2002              2001
                                                                               --------------------------------------------
        Net earnings (loss) for the year in accordance with U.S. GAAP          $ 237,867        $ 433,859        $ (63,396)
                                                                               =========        =========        ==========

14. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

         Statement of Changes in Capital Stock

                                                Class A                    Class B                Series 1 preference
                                         Shares      $ Amount         Shares     $ Amount        Shares      $ Amount
                                         ----------------------       ---------------------     -----------------------
Balance at December 31, 2001             2,115,981    6,943,059       484,930     2,029,207          --            --

  Private placement                        855,000      233,400          --            --            --            --
  Re-organization of shares                   --       (582,492)         --         (94,866)    2,419,138       677,358
  Conversions                            1,751,706      167,190          (918)       (3,841)     (583,518)     (163,349)
  Exercise of warrants                     142,500       12,871          --            --          99,750        27,029
                                        ----------   -----------     ---------    ----------    ----------    ----------

Balance at December 31, 2002 and 2003    4,865,187    6,774,028       484,012     1,930,500     1,935,370       541,038
                                        ==========   ===========     =========    ==========    ==========    ==========



                                                         Special             Class D Series 1         Class D Series 2
                                                  Shares      $ Amount      Shares       $ Amount      Shares      $ Amount
                                               -----------------------     -----------------------     ---------------------
Balance at December 31, 2001, 2002 and 2003       500,000        1,500     2,475,009      247,400       810,059     217,501
                                               ==========      =======     =========      =======      ========    ==========

                                                         Class E                   Class F
                                                   Shares      $ Amount      Shares      $ Amount
                                                -----------------------      ---------------------
Balance at December 31, 2001, 2002 and 2003       115,258      416,592       500,000      500,000
                                                =========      =======       =======     =========

GENTERRA INC.
PRO-FORMA CONSOLIDATED BALANCE  SHEET
SEPTEMBER 30, 2003
    (Unaudited)
Expressed in Canadian Dollars


-----------------------------------------------------------------------------------------------------------------------------------
                                               Genterra Investment
                                                   Corporation        Mirtronics Inc.  Reference   Adjustments        GENTERRA  INC.
                                                                                     (see below)
   A S S E T S
       CURRENT
Cash and short-term investments                    $   180,416       $ 1,322,808               $         -           $ 1,503,224
Marketable securities                                  257,414           290,315                         -               547,729
Accounts and notes receivable (Note 9)                 918,343            58,161                         -               976,504
Income taxes recoverable                               208,831             3,055                         -               211,886
Prepaid expenses and deposits                          217,342            31,622                         -               248,964
Loans and mortgages receivable (Note 3)                840,923           100,000                         -               940,923
Future income taxes (Note 8)                            15,000                 -                         -                15,000
                                                    -----------       -----------               -----------           -----------
                                                     2,638,269         1,805,961                         -             4,444,230

LOANS AND MORTGAGES RECEIVABLE  (Note 3)                55,000           500,000        a          (55,000)              500,000

INVESTMENTS (Note 4)                                   106,481         1,395,874        d          700,991             2,203,346

FIXED ASSETS  (Note 5)                              11,394,336                 -        c        1,805,664            13,200,000

FUTURE INCOME TAXES  (Note 8)                           43,601           471,868        c          (11,601)              503,868

GOODWILL                                               155,000                 -        c         (155,000)                    -
                                                    -----------       -----------               -----------           -----------

                                                   $14,392,687       $ 4,173,703               $ 2,285,054           $20,851,444
                                                    ===========       ===========               ===========           ===========
L I A B I L I T I E S

       CURRENT
Accounts payable and accrued liabilities (Note 9)  $   281,984       $   329,047        a      $  (256,325)          $   354,706
Current portion of long-term debt (Notes 6 & 9)      1,123,767                 -                         -             1,123,767
                                                    -----------       -----------               -----------           -----------
                                                     1,405,751           329,047                  (256,325)            1,478,473

LONG-TERM DEBT  (Notes 6 & 9)                        4,370,768                 -                         -             4,370,768

FUTURE INCOME TAXES  (Note 8)                        1,093,491                 -        c          511,509             1,605,000
                                                    -----------       -----------               -----------           -----------

                                                     6,870,010           329,047                   255,184             7,454,241
                                                    -----------       -----------               -----------           -----------
S H A R E H O L D E R S'   E Q U I T Y

CAPITAL STOCK  (Note 7(b))                          10,628,559         6,418,399        b       (3,396,107)           13,650,851

CONTRIBUTED SURPLUS                                      7,958           270,321        b         (278,279)                    -

DEFICIT                                             (3,113,840)       (2,631,658) a,b,c,d        5,745,498                     -

CUMULATIVE TRANSLATION ADJUSTMENT                            -          (212,406)                  (41,242)             (253,648)
                                                    -----------       -----------               -----------           -----------
                                                     7,522,677         3,844,656                 2,029,870            13,397,203
                                                    -----------       -----------               -----------           -----------

                                                   $14,392,687       $ 4,173,703               $ 2,285,054           $20,851,444
                                                    ===========       ===========               ===========           ===========

This pro-forma consolidated balance sheet has been adjusted to:

a) eliminate all intercorporate balances. The Creditor (Mirtronics) carries the receivable net of an allowance for uncollectability and the Debtor (Genterra) carries the debt at full value. The allowance of $201,325 is reversed to Deficit upon elimination. Dr. Accounts payable and accrued liabilities $256,325; Cr. Deficit $201,325; Cr. Loans and mortgages receivable $55,000

b) record the issuance of capital stock in accordance with the Amalgamation Agreement between Mirtronics Inc. and Genterra Investment Corporation dated January 20, 2003 eliminating the Contributed Surplus and Deficit Cr. Deficit $3,674,386; Dr. Contributed surplus $278,279; Dr. Capital stock $3,396,107

c) record adjustment to fair market value for assets purchased based upon the valuation report issued by Corporate Valuation Services dated January 17, 2003. The net adjustment is treated as an adjustment to the stated value of share capital issued on the amalgamation. In the adjustment the value of the fixed assets is increase to $13,200,000, future income taxes are adjusted to present value to benefits receivable over future years and record the potential taxes on capital gains on the appreciation in value of the fixed assets and to eliminate the goodwill. Dr. Fixed Assets $1,805,664; Cr. Future income taxes (asset) $11,601; Cr. Goodwill $155,000; Cr. Future income tax (liability) $511,509; Cr. Deficit $1,127,554

d) adjust accounting for Genterra Investment's investment in Synergx to equity basis (market) ($807,472) from the cost basis ($106,481). Dr. Investments $700,991; Cr. Deficit $742,233; Dr. Cumulative translation loss $41,242

GENTERRA INC.
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2003
    (Unaudited)
Expressed in Canadian Dollars

-----------------------------------------------------------------------------------------------------------------------------------
                                              Genterra Investment
                                                  Corporation        Mirtronics Inc. Reference         Adjustments    GENTERRA  INC.
                                                                                    (see below)

REVENUE
  Rent                                            $ 2,681,828        $         -                    $         -        $ 2,681,828
  Interest                                                543             82,664                              -             83,207
                                                   -----------        -----------                    -----------        -----------
                                                    2,682,371             82,664                              -          2,765,035
                                                   -----------        -----------                    -----------        -----------

EXPENSES
  Administrative and general                        1,660,479            226,891                              -          1,887,370
  Interest on long-term debt                          526,484                  -                              -            526,484
  Loss on investment in Limited Partnership            14,587                  -                              -             14,587
                                                   -----------        -----------                    -----------        -----------
                                                    2,201,550            226,891                              -          2,428,441
                                                   -----------        -----------                    -----------        -----------

EARNINGS (LOSS) BEFORE THE FOLLOWING                  480,821           (144,227)                             -            336,594

  Amortization                                        525,987                  -                              -            525,987
                                                   -----------        -----------                    -----------        -----------

LOSS BEFORE THE UNDERNOTED                            (45,166)          (144,227)                             -           (189,393)

Equity in earnings of effectively controlled company        -             96,818        a                16,425            113,243
Loss on sale of shares of former subsidiary                 -           (175,794)                             -           (175,794)
                                                   -----------        -----------                    -----------        -----------

(LOSS) EARNINGS BEFORE INCOME TAXES                   (45,166)          (223,203)                        16,425           (251,944)

  Income taxes                                       (192,433)           (38,376)                             -           (230,809)
                                                   -----------        -----------                    -----------        -----------

EARNINGS (LOSS) FOR THE PERIOD                    $   147,267        $  (184,827)                   $    16,425        $   (21,135)
                                                   ===========        ===========                    ===========        ===========

Loss per share:
                       Basic                                                                                                 $0.00
                       Fully diluted loss per share is not disclosed as the calculations
                         are anti-dilutive.                                                                                =========

     This Pro-forma Consolidated Statement of Operations has been compiled using the following unaudited statements

i) The Consolidated Statement of Operations of Mirtronics Inc. for the year ended September 30, 2003.

ii) The Consolidated Statement of Operations of Genterra Investment Inc. for the nine month period ended September 30, 2003 added to the results for the three months ended December 30, 2002.

This pro-forma consolidated balance sheet has been adjusted to

a) adjust accounting for Genterra Investment's investment in Synergx to equity basis from the cost basis. Cr. Equity in earnings of effectively controlled company $16,425; Dr. Investments $16,425

GENTERRA INC.
NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(Unaudited)
Expressed in Canadian Dollars
-------------------------------------------------------------------------------


     1.AMALGAMATION

       The unaudited pro-forma balance sheet gives effect to the proposed amalgamation of Genterra Investment Corporation ("Genterra") and Mirtronics Inc. ("Mirtronics") as if the amalgamation had occurred on September 30, 2003 on the following basis:

       The combination has been accounted for using the purchase method with Mirtronics considered the acquirer. Mirtronics is identified as the acquirer based upon an analysis of factors set out in SFAS 141 as follows:

     a After the proposed amalgamation the shareholders of Mirtronics and Genterra as a group, after giving effect to all outstanding warrants and options hold voting interests of 62.27% and 37.73%, respectively, in the amalgamated company. Accordingly, Mirtronics would be identified as the acquirer.

     b    The  Litwin  Family  have the single  large  voting  minority  in both
          Mirtronics and Genterra. Therefore, this criteria cannot be used to determine the acquirer.

     c Since the Mirtronics shareholders hold 62.27% of the votes of the amalgamated entity, they have the ability to elect a majority of the Board of Directors, the main governing body of the combined entity. Therefore, Mirtronics would be identified as the acquirer.

     d    The Officers and Boards of Directors are as follows:

                 Genterra Investment       Mirtronics           Genterra Inc.
                     --------              ----------           -------------
 President        Mark Litwin             Mark Litwin           Mark Litwin
 Vice President   Daniel S. Tamkin
 Secretary        Stan Abramowitz         Stan Abramowitz       Stan Abramowitz

 Directors        Mark Litwin             Mark Litwin           Mark Litwin
                  Stan Abramowitz         Stan Abramowitz       Stan Abramowitz
                  Irwin Singer            Irwin Singer          Irwin Singer
                  Morton Litwin           Morton Litwin         Morton Litwin
                  Alan Kornblum           Alan Kornblum         Alan Kornblum
                                          Fred A. Litwin
                                          Henry Schnurbach

          As all the directors of Genterra Inc. are directors of the combining entities, this criteria cannot be used to determine the acquirer.

     e The market values of the combining entities, based on a 200 trade day average are $0.16 for Genterra and $0.20 for Mirtronics. Based upon the formal independent valuation prepared, the Mirtronics shareholders are to receive 1.25 shares of Genterra Inc for each Mirtronics share. No premium was paid over the market value of the equity securities for either company and, therefore, no determination of the acquirer can be made from the terms of the exchange.

          The pro-forma consolidated statement of operations has been presented for the year ended September 30, 2003, being the current fiscal period of the Company.

GENTERRA INC.
NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(Unaudited)
Expressed in Canadian Dollars
--------------------------------------------------------------------------------


     1.AMALGAMATION  (continued)

     The outstanding shares of the amalgamating companies will be exchanged for shares of Genterra Inc. as follows:


                      Outstanding Exchange                    Shares of Genterra Inc.                        Capital
                      ---------------------------          ----------------------------       ----------------------------------
                           Shares        Ratio                 Class A        Class B              Class A               Class B
                           ------        -----                 -------        -------              -------               -------
       Common
       Mirtronics      12,867,581      1.25 for 1           16,084,476              -         $  2,776,716           $         -

       Class A
       Genterra         4,865,187      1 for 1               4,865,187              -            5,614,738                     -

       Class B
       Genterra           484,012      1 for 1                       -        484,012                    -             1,814,761
                                                           -------------    ----------        -----------------      ------------
                                                            20,949,663        484,012         $  8,391,454           $ 1,814,761
                                                           =============    ==========        =================      ============



        Preferred
                                 Outstanding Exchange                                              Shares of Genterra Inc.
                                 ----------------------------------                             -----------------------------
                            Class            Shares          Ratio                   Class         Number             Capital
                            -----            ------          -----                   -----
         Genterra     Special               500,000        1 for 1             Special            500,000        $      1,500
         Mirtronics   B                   1,709,115        1 for 1             C, Series 1      1,709,115        $  1,304,664
         Genterra     D, Series 1         2,475,009        1 for 1             D, Series 1      2,475,009        $    247,400
         Genterra     D, Series 2           810,059        1 for 1             D, Series 2        810,059        $    217,501
         Genterra     E                     115,258        1 for 1             E                  115,258        $    487,900
         Genterra     F                     500,000        1.2499 for 1        F, Series 1        624,932        $    632,493
         Genterra     Series 1            1,935,370        1 for 1             Series 1         1,935,370        $    553,178

       All intercompany shareholdings have been eliminated.

       The share exchange ratios were determined by the proportionate values of the net assets contributed by the amalgamating Companies as assigned by the boards of directors.

       Reference is made to the audited financial statements of Genterra for the year ended December 31, 2002, and the audited financial statements of Mirtronics for the year ended September 30, 2002, prepared by the Companies from the books of account and included elsewhere in this prospectus.


     2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a    Cash and Short-term Investments

          The Company's short-term investments, consisting short-term deposits, are considered to be cash equivalents and are recorded at cost, which approximates market value.

     b    Marketable Securities

          Marketable securities are carried at lower of cost and market. Declines in value considered temporary in nature are not adjusted. At September 30, 2003, the Company had marketable securities of $1,205,811 with a market value of $1,221,608.

GENTERRA INC.
NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(Unaudited)
Expressed in Canadian Dollars
-------------------------------------------------------------------------------


     2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     c    Investments

          Long-term investments in which the Company have significant influence are accounted for using the equity method.

     d    Fixed Assets

          Rental real estate properties are stated at the lower of cost, less accumulated amortization, and estimated net recoverable amount, which is determined using the current market values of the properties. Current market values are determined based on the t

          Real estate companies do not normally have goodwill, as there are no off balance sheet assets such as customer lists, trademarks, trade names and business reputation. The fair market values of the Company's properties include factors such as location, size, accessablity and condition and, accordingly, no goodwill exists to be recorded.

          Amortization is being provided for over the estimated useful life as follows:

             Rental real estate buildings - declining balance at 5% per annum

     e    Goodwill

          The Company has adopted the Canadian Institute of Chartered Accountants ("CICA") new Handbook Section 3062 - Goodwill and Other Intangible Assets and the American Institute of Certified Public Accountants "(AICPA) FAS 142. Effective January 1, 2002 goodwill is no longer required to be amortized but will be subject to an annual impairment test in accordance with the provisions of these sections.

     f    Translation of Foreign Currencies

          The Company's operations in the United States are considered to be integrated with the Company's operations. Monetary assets and liabilities are translated at the rates of exchanges in effect at the end of the fiscal period. Non-monetary assets and liabilities are translated at historical rates of exchange. Revenue and expenses are translated at the rates of exchange in effect of the date of transactions.

     g    Financial Instruments

          Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

GENTERRA INC.
NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(Unaudited)
Expressed in Canadian Dollars
-------------------------------------------------------------------------------

     2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

     h    Accounting Estimates

          The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amount of revenues and expenses during the reported period. Actual results could differ from management's best estimates as additional information becomes available in future.

     i    Income Taxes

          Future income taxes are recorded under the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax value basis of assets and liabilities.

          Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that the rate changes.

     j    Stock-based Compensation and Other Stock-based Payments

          In December 2001, the CICA issued Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company's fiscal period beginning October 1, 2001 for awards granted on or after that date.

     3.LOANS AND MORTGAGES RECEIVABLE

       Mortgage receivable, bearing interest at 9.5% per annum,
       due on demand, is secured by an assignment of second mortgage on land                       $       840,387

       Note receivable from a former equity investee corporation bears interest at 6% per annum
       with semi-annual repayments of $50,000 commencing November 2002                                     600,000

       Collateral mortgage loan bearing interest at U.S. bank prime plus
       3.5% per annum, repayable in U.S. funds                                                                 536
                                                                                                     --------------
                                                                                                         1,440,923
                 Less:  current portion                                                                    940,923
                                                                                                     --------------

                                                                                                   $       500,000
                                                                                                     ==============

GENTERRA INC.
NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(Unaudited)
Expressed in Canadian Dollars
-------------------------------------------------------------------------------

     4.INVESTMENTS

       The Company has an investment in shares of Synergx which is being accounting for using the equity method. In addition, Synergx has also granted the Company a warrant to purchase 310,000 common shares expiring December 31, 2003, at an exercise price of US$1.02.

     5.FIXED ASSETS

                                                              Accumulated
                                                 Cost        Amortization          Net
                                             -----------     -------------      -----------
       Rental real estate properties        $13,200,000        $        -      $13,200,000
                                             ===========     =============      ===========

     6.LONG-TERM DEBT

       Prime plus 1.75% per annum first mortgage, monthly payment of $5,217 plus interest,
       with the balance due August 2011                                                               $   495,596

       6.52% per annum first mortgage , blended monthly payments of $19,535 with the balance due
       December 2007                                                                                      869,665

       8.1% per annum first mortgage, blended monthly payments of $30,519 with the balance due
       April 2005                                                                                       2,764,590

       9.1% per annum second mortgage, blended monthly payment of $7,648 with the balance due             677,136
       September 2005

       Prime plus 1% per annum second mortgage from a related company due on demand                       676,000

            Other                                                                                          11,548
                                                                                                     -------------
                                                                                                        5,494,535

                 Less:  current portion                                                                 1,123,767
                                                                                                     -------------

                                                                                                      $ 4,370,768
                                                                                                     =============

       The mortgages payable are collateralized by specific security on the related land and buildings.

       The aggregate amount of payments required in the subsequent twelve month periods to meet retirement provisions are as follows:

                                   2004                                                               $ 1,123,767
                                   2005                                                                 3,510,549
                                   2006                                                                   271,600
                                   2007                                                                   285,449
                                   2008    and thereafter                                                 303,170
                                                                                                     -------------

                                                                                                      $ 5,494,535
                                                                                                     =============

GENTERRA INC.
NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(Unaudited)
Expressed in Canadian Dollars
-------------------------------------------------------------------------------


     7.CAPITAL STOCK

     a    Authorized

          Unlimited Class A subordinate voting, participating shares with an annual non-cumulative priority dividend of $0.005 per share

          Unlimited Class B multiple voting, participating shares. Each share is convertible into 1 Class A share

          Unlimited voting, non-participating, redeemable special shares

          Unlimited non-voting, non-participating, non-cumulative, redeemable Class C preferred shares, Series 1

          Unlimited Class D preferred shares, issuable in series:

               -Unlimited non-voting, non-participating, $0.0023 non-cumulative, redeemable Class D preferred shares, Series 1

               -Unlimited non-voting, non-participating, $0.0023 non-cumulative, redeemable Class D preferred shares, Series 2

          Unlimited non-voting, non-participating, $0.14 cumulative, redeemable Class E shares

          Unlimited non-voting, non participating, $0.06 cumulative, $1 redeemable, convertible Class F preferred shares, Series 1. These shares are convertible into 1 Class A share and 1 Class B share or 2 Class A shares for each each 98 Class F preferred shares

          Unlimited  non-voting,  non-participating,   redeemable,  convertible,
          $0.0084 cumulative Series 1 preference shares.



     b    Issued

           20,949,663    Class A shares                           $   8,391,454
              484,012    Class B shares                               1,814,761
              500,000    Special shares                                   1,500
            1,709,115    Class C preferred shares, Series 1           1,304,664
            2,475,009    Class D preferred shares, Series 1             247,400
              810,059    Class D preferred shares, Series 2             217,501
              115,258    Class E preferred shares                       487,900
              624,932    Class F preferred shares, Series 1             632,493
            1,935,370    Series 1 preference shares                     553,178
                                                                   -------------

                                                                  $  13,650,851
                                                                   =============


     c    Share Purchase Warrants

          The Company has 712,500 share purchase warrants outstanding at $0.28 each. Each warrant enables the holder to purchase one Class A share and 0.7 Series 1 preference share. These warrants expire on March 25, 2004.

GENTERRA INC.
NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(Unaudited)
Expressed in Canadian Dollars
-------------------------------------------------------------------------------


     8.INCOME TAXES

       A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles is noted below:

                 Future tax assets
                      Non-capital loss carry-forwards     $          476,604
                      Cumulative minimum taxes                        19,264
                      Provisions and other allowances                 23,000
                                                           ------------------
                                                                     518,868
                      Less:  current portion                          15,000
                                                           ------------------

                                                          $          503,868
                                                           ==================

                 Future tax liabilities
                           Fixed assets                   $        1,605,000
                                                           ==================



     9.RELATED PARTY TRANSACTIONS

       These financial statements include transactions with related parties as follows:

                 Amounts due (to) from related parties
                      Accounts receivable                               $
                      Notes receivable                                  400,921
                      Accounts payable and accrued liabilities            2,500
                      Mortgage payable                                  676,000
                 Income
                               Rent                                     320,731
                               Interest                                  14,161
                 Administrative and general expenses
                      Administration fees                               117,000
                      Property management fees                          110,000
                      Consulting fees                                    37,890
                      Interest                                           87,506

GENTERRA INC.
NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(Unaudited)
Expressed in Canadian Dollars
-------------------------------------------------------------------------------


    10. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

     The Company follows accounting principles generally accepted in Canada. Differences between generally accepted accounting principles in Canada and those applicable in the United States are summarized below.

     Effective October 1, 2002, the Company translates the results of its U.S. investee into Canadian dollars using the current rate method. Prior years were translated using the temporal method which is required for a vertically integrated subsidiary. Under

     The Company has historically carried certain rental real estate properties at their appraised values. Under United States generally accepted accounting principles the amortization expense must be determined based on the cost of the assets.

     The effect on the consolidated balance sheet of the differences between accounting principles generally accepted in Canada and those accepted in the United States are summarized as follows:

                                                     Canadian Accounting   Increases(Decrease)       U.S. Accounting
                                                         Principles                                     Principles
                                                     -------------------  -------------------       ------------------
       September 30, 2003
       Cash and cash equivalents                     $ 1,503,224          $    20,947       a        $ 1,524,171
       Short-term investments                            547,729               (5,149)      a            542,580
                                                                           -----------
       Total current assets                            4,444,230               15,798                  4,460,028
                                                                           -----------
       Total assets                                  $20,851,444          $    15,798                $20,867,242
                                                                           ===========

       Capital stock                                  13,650,851               15,798     a,b         13,666,649
                                                                           -----------
       Total liabilities and shareholders' equity    $20,851,444          $    15,798                $20,867,242
                                                                           ===========

          a    Reallocation of balances

          b    Effect of different translation methods in prior years

       Net loss from continuing operations, Canadian accounting principles                           $   (21,135)
       Additional amortization recorded on appraisal excess                                              122,551
                                                                                                      -----------
       Net earnings for the period in accordance with U.S. GAAP                                      $   101,416
                                                                                                      ===========


       Net earnings in accordance with U.S. GAAP                                                     $   101,416
       Unrealized gain on available for sale securities                                                   70,052
                                                                                                      -----------
       Comprehensive earnings                                                                        $   171,468
                                                                                                      ===========


       Earnings per share - United States accounting principles - for the period                     $      0.00
                                                                                                      ===========
       Fully diluted loss per share is not disclosed as the calculations are anti-dilutive

                                EXHIBIT INDEX



31-1 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
31-2 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
32-1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).
32-2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).