Form 20-F
period 2004-09-30
GENTERRA INC
filed 2005-03-31
CIK 1220859

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

For the Fiscal year ended:       September 30, 2004
                          ---------------------------------------------

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

                                      None

     At March 7, 2005 Genterra Inc. had outstanding 18,279,225 Class A shares and 1,704,115 Class C Preferred Shares, Series 1

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

* EFFECTIVE DECEMBER 31, 2003, MIRTRONICS INC. AMALGAMATED WITH GENTERRA INVESTMENT CORPORATION AS GENTERRA INC.

UNLESS OTHERWISE NOTED, THE DOLLAR AMOUNTS CONTAINED IN THIS REPORT ARE IN CANADIAN CURRENCY ($1 CDN = $0.8130 U.S. AT March 7, 2005) AND ARE PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA.


Historic rates of exchange appear in Part I, Item 3 of this report. The effect of material differences between Canadian and United States generally accepted accounting principles which would bear upon Genterra Inc.'s (the "Company") financial statements, are set forth in the Note 15 to the Company's Audited Consolidated Financial Statements which are included in Part III Item 18 herein.

                                     PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.  KEY INFORMATION.

     At a shareholders meeting held on March 27, 2003, the shareholders of Mirtronics Inc. ("Mirtronics") and Genterra Investment Corporation ("Genterra Investment") approved the amalgamation of the two companies to form Genterra Inc. ("Genterra"). The amalgamation was effected on December 31, 2003.

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


A. Selected Financial Data

     The following tables sets forth in Canadian dollars selected financial data for Genterra for the fiscal years indicated below prepared in accordance with Canadian Generally Accepted Accounting Principles unless otherwise noted. The following selected financial data should be read in conjunction with the more detailed financial statements and the related notes thereto appearing elsewhere in this Form 20-F and the discussion under Item 5 "Operating and Analysis of Financial Condition and Results of Operation" herein. The selected financial data does not include statements of operations data or balance sheet data of any acquired operations prior to their respective acquisition effective dates.

SELECTED FINANCIAL DATA - FISCAL YEAR END

The fiscal year 2000 was restated in 2001 to reflect the adoption of the new deferred tax rules.

                                 GENTERRA INC.
                            Summary of operating data
                        (All figures in Canadian dollars)
                       (Prepared Under Canadian G.A.A.P.)
                            Year Ending September 30,
                                  (As restated)

                                    2004            2003               2002            2001                2000
                                                                                                        (Restated)
                                    ----            ----             ----               ----             ---------
Sales                           $        --      $        --        $26,616,978      $30,616,884        $28,111,834

Cost of sales                            --               --         18,555,088       20,810,855         18,886,653
                                 -----------      -----------        ----------       ----------         ----------

Gross profit *                           --               --          8,061,890        9,806,029          9,225,181

Rental and investment revenue     2,276,247           82,664             84,226           99,825             79,488

Expenses                         (1,806,566)        (226,891)        (8,950,540)      (8,320,228)        (7,943,725)
                                  ----------       ----------         ---------        ---------         ----------

Earnings (loss)  before the
 undernoted                         469,681         (144,227)          (804,424)       1,585,626          1,360,944

Equity in earnings
  of investee                       214,691           96,205                 --               --                 --

(Loss) gain on issue of
 shares by equitee investee         (87,646)             613            (90,477)              --           (116,459)

Gain (loss) on sale of shares
 of equity investee                  44,320         (175,794)          (354,983)              --                 --

Income tax recovery (expense)       148,489           38,376             87,840         (539,406)          (651,069)

Non-controlling interest                 --               --            236,031         (578,628)          (452,651)
                                    --------        ---------          ---------        ---------        -----------

Net earnings (loss) for
 the year                       $   789,535      $  (184,827)         ($926,013)        $467,592        $   140,765
                                   =========        =========          ========         =========        ==========

Earnings (loss) per share
 for the year                         $0.04           ($0.01)            ($0.07)           $0.04              $0.01
                                    -------           -------            -------           ------             -----

Weighted average number
of equity shares outstanding
 during the year                 17,297,377       12,867,581         13,100,914       13,117,581         13,325,915
----------------------------------------------------------------------------------------------------------------------

* Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Gross Profit should not be considered as an alternative to net earnings (loss) or cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating Gross Profit may differ from other companies and may not be comparable to measures used by other companies. Gross Profit is net earnings (loss) before other rental and investment income, expenses, equity in earnings of investee, (loss) gain on issue of shares by equity investee, gain
(loss) on sale of shares of equity investee, income taxes and non-controlling interest.


Balance Sheet Data:                                        As at September 30,

                                     2004            2003            2002                 2001                2000
                                   -------         --------         --------           ---------           ---------
Working
 capital                        $ 1,255,633      $1,476,914      $ 9,389,706          $10,123,772         $ 9,327,324

Total assets                     20,437,124       4,173,703       16,213,684           18,416,027          16,541,905

Long-term
 debt                             5,128,698              --        1,497,233            2,312,198           2,522,081

Shareholders'
 equity                          13,625,916       3,844,656        4,254,636            5,235,440         $ 4,767,848

Cash dividends per
 Common Share                      Nil              Nil                Nil                 Nil                  Nil

---------------------------------------------------------------------------------------------------------------------------

The effect on net earnings (loss), earnings (loss) per share and total assets of the differences between accounting principles generally accepted in Canada and those accepted in the United States as described in Note 15 to the Audited Consolidated Financial Statements for the five years ended September 30, 2004, 2003, 2002, 2001, and 2000 are summarized as follows:

Five year historical data
Years ended September 30
Balance Sheet Data

                                                Canadian                              U.S.
                                              Accounting           Increase        Accounting
      Year ended September 30, 2004           Principles          (Decrease)       Principles
                                            -------------      -------------      ------------

Working capital                              $ 1,255,633         $    --          $ 1,255,633
                                            =============                         ============

Total assets                                  20,437,124              --           20,437,124
                                            =============                         ============

Long-term debt                                 5,128,698              --            5,128,698
                                            =============                         ============

Shareholders' equity                          13,625,916              --           13,625,916
                                            =============                         ============

Cash dividends per common share                      Nil                                  Nil
                                            =============                         ============

                                                Canadian                              U.S.
                                              Accounting           Increase        Accounting
      Year ended September 30, 2003           Principles          (Decrease)       Principles
                                            -------------      -------------      ------------

Working capital                              $ 1,476,914         $15,798          $1,492,712
                                            =============                         ============

Total assets                                   4,173,703          15,798           4,189,501
                                            =============                         ============

Long-term debt                                        --              --                  --
                                            =============                         ============

Shareholders' equity                           3,844,656          15,798           3,860,454
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
                                            =============                         ============

Cash dividends per common share                      Nil                                  Nil
                                            =============                         ============

                                                Canadian                              U.S.
                                              Accounting           Increase        Accounting
      Year ended September 30, 2001           Principles          (Decrease)       Principles
                                            -------------      -------------      ------------

Working capital                             $ 10,123,772        $(8,969,776)      $ 1,153,996
                                            =============                         ============

Total assets                                  18,416,027        (12,918,909)        5,497,118
                                            =============                         ============

Long-term debt                                 2,312,198         (2,312,198)                -
                                            =============                         ============

Shareholders' equity                           5,235,405            (14,097)        5,221,308
                                            =============                         ============

Cash dividends per common share                      Nil                                  Nil
                                            =============                         ============

                                                Canadian                              U.S.
                                              Accounting           Increase        Accounting
      Year ended September 30, 2000           Principles          (Decrease)       Principles
                                            -------------      -------------      ------------
Working capital                             $  9,327,324        $(8,477,950)      $   849,374
                                            =============                         ============
Total assets                                  16,541,905        (11,350,824)        5,191,081
                                            =============                         ============

Long-term debt                                 2,522,081         (2,522,081)                -
                                            =============                         ============

Shareholders' equity                           4,767,848             48,251         4,816,099
                                            =============                         ============

Cash dividends per common share                      Nil                                  Nil
                                            =============                         ============

                                                                   Year Ended September 30,
                                                    2004          2003         2002         2001         2000
                                                  ---------    ---------    ---------    ---------    ---------
Earnings (loss) for the period in accordance
 with Canadian GAAP                               $ 789,535    $(184,827)   $(926,013)   $ 467,592    $ 140,765

 Foreign exchange (gain) loss on long-term debt          --           --       (8,852)     102,055       85,144
 Minority interest thereon                               --           --        5,195      (61,147)     (51,015)
                                                  ---------     --------    ---------    ---------      --------
Net earnings (loss) for the period in
 accordance with US GAAP                            789,535     (184,827)    (929,670)     508,500      174,894
                                                  ==========    ========    =========    =========      ========

Net earnings (loss) for the
 period in accordance with US GAAP                  789,535     (184,827)    (929,670)     508,500      174,894

Other comprehensive (loss) income, net of tax
Unrealized (loss) gain on available for sale
 securities                                         (15,798)      70,052      (40,124)     (62,348)      13,287
                                                  ----------    --------     --------    ---------      --------
Comprehensive income (loss)                         773,737     (114,775)    (969,794)     446,152      188,181
                                                  ==========    ========     ========    =========      ========

Earnings (loss) per share - US accounting
principles - for the period                           $0.04        (0.01)       (0.07)        0.03         0.01
                                                  ==========    =========    =========   =========      ========

Diluted earnings (loss) per share
 US accounting principles - for the period            $0.04        (0.01)       (0.07)        0.03         0.01
                                                   =========    =========    =========    =========     ========


     The following table sets forth the high and low exchange rates for each month during the previous six months.



                             C$ HIGH                      C$ LOW
                    C$/US$        US$/C$          C$/US$          US$/C$
February 2005       1.2294       0.8134           1.2562          0.7961
January 2005        1.1982       0.8346           1.2422          0.8050
December 2004       1.1856       0.8435           1.2401          0.8064
November 2004       1.1775       0.8493           1.2401          0.8064
October 2004        1.2194       0.8201           1.2726          0.7858
September 2004      1.2648       0.7906           1.3000          0.7692


     The following tables set forth a history of the average exchange rates for the US/Canadian dollar during the last five fiscal years of the Company, calculated using the average of the exchange rates on the last day of each month during the period.


Fiscal Year
Ended September 30,          C$/US$              US$/C$

2000                         1.4725              0.6791
2001                         1.5359              0.6511
2002                         1.5742              0.6352
2003                         1.4578              0.6860
2004                         1.3230              0.7559

Source:  Federal Reserve Statistical Release


         On March 7, 2005 the exchange rate for the US/Canadian dollars was $0.8130 ($1.2300/1US$), based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York. The above averages are calculated from daily noon buying rates.


B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable

D. Risk factors

     The Company's operating results and business is highly dependent upon the operations and results of the real estate previously operated by Genterra Investment, and the equity investment in Synergx Systems Inc. ("Synergx") Accordingly, the risk factors described herein refer to both the real estate operations and Synergx .


a.  REAL PROPERTY INVESTMENT

     All real property investments are subject to elements of risk. Such risks include, general economic conditions, local real estate market conditions, demand for real property generally and in the local area, competition for other available premises and various other risk factors.

     Real property investments tend to be relatively illiquid, with a degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments. Such illiquidity may tend to limit the Company's ability to vary its portfolio promptly in response to changing economic or investment conditions. If the Company were required to liquidate its real property investments, the proceeds to the Company might be significantly less than the aggregate value of its properties on a going concern basis.


b.  LOSS OF SINGLE PURPOSE TENANTS COULD RESULT IN HIGHER LEASING COSTS

     The need to renew and release upon lease expiration is no different for Genterra than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenants, have tenant specific leasehold improvements. In the event that Genterra is not successful in renewing these leases upon their expiration, or replacing them with a similar tenant, a significant amount of demolition will be required and could therefore be considered a risk factor.


c.  THERE IS A NEED FOR RENTAL INCOME TO MAINTAIN CASH FLOW

     The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk. For the most part, Genterra's tenants are suppliers to the retail market and they, therefore, are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of the Company's tenants is negatively impacted by such a change in economic conditions and is no longer able to meet its rental obligations, this could impact the Company as expenditures, including property taxes, capital repair and replacement costs, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership regardless of whether the property is producing any income. If the Company is unable to meet mortgage payments on its properties, loss could be sustained as a result of the mortgagee's exercise of its rights of foreclosure and sale.


d.  PROPERTY FINANCING IS TAILORED TO RENTAL TERMS

     Genterra attempts to ensure that leases are net-net and that the cash flow derived therefrom is matched to the terms of the associated mortgage financing. To the extent that this cash flow is negatively impacted, Genterra's ability to meet its operating costs and financing obligations as they fall due could be considered a risk.


e.  THE NEED TO RENEGOTIATE FINANCING TERMS AS THEY COME DUE

     The ability to renegotiate mortgage financing on the various properties as they fall due could be considered a risk factor. Save and except for the property located at Wendell Avenue, Toronto, Ontario, no other mortgage financing is due in the mid-term . The Wendell Avenue property mortgage is due April 2005. In the unlikely event that this mortgage could not be replaced this could be considered a risk factor.

f.  RELOCATION/LOSS OF TENANTS COULD AFFECT LEASING FLEXIBILITY

     The relocation by an existing tenant could be considered a risk factor. The property located at Wendell Avenue, Toronto, Ontario is a multi-tenant facility with 70% of the building currently leased to 2 tenants. The balance of the building is leased to smaller tenants. In the event that one or more of these tenants was to terminate their lease and relocate, and such a tenant could not be replaced, this could be considered a risk factor as it could impact our ability to provide appropriate space to prospective tenants.


g.  GENERAL UNINSURED LOSSES

     The Company carries comprehensive general liability for fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of risks (generally of a catastrophic nature such as wars or environmental contamination) that are either uninsurable or not insurable on an economically viable basis. Should an uninsured or underinsured loss occur, the Company could lose its investment in, and anticipated profits and cash flows from, one or more of its properties, but the Company would continue to be obliged to repay any recourse mortgage indebtedness on such property.


h.  ENVIROMENTAL LEGISLATION AND CONTAMINATION

     Environmental legislation and policies have become an increasingly important feature of real property ownership and management in recent years. Under various laws, property owners could become liable for the costs of effecting remedial work necessitated by the release, deposit or presence of certain materials, including hazardous or toxic substances. Although all facilities are in compliance with regulatory standards, environmental contamination could be considered a risk factor. Genterra's tenants include companies in the textile manufacturing business which represent a potential environmental risk. In addition, the migration of third party offsite contamination to one of Genterra's properties could be considered a risk. The failure to effect any necessary remedial work may adversely affect the owner's ability to sell real estate or to borrow using the real estate as collateral and could result in claims against the owner.


THE COMPANY COULD BE ADVERSELY AFFECTED BY ITS EQUITY INVESTEE'S RELIANCE ON OTHER'S TECHNOLOGY

The Company has a large equity holding in Synergx, a Delaware company engaged in the fire and life safety business in the New York metropolitan area and Dallas, Texas. Synergx's business is dependent in part on its ability to design, produce and/or market equipment and systems which are responsive to market demand and government regulation. There can be no assurance that Synergx will identify such market requirements for its systems or will be able to respond quickly enough to retain or improve its market position. Because Synergx obtains components and accessory equipment from other sources of supply, to some extent it will be dependent on these parties to design and manufacture items that can be operated as part of Synergx's systems.


SYNERGX'S TECHNOLOGY MAY NOT BE ADEQUATELY PROTECTED

Synergx does not have and does not expect to obtain patents for its systems. There can be no assurance that Synergx's competitors will not develop competitive technology substantially similar to or better than Synergx's systems, or that competitors may not be able to use a trade name similar to Synergx's, which could result in a loss of sales by Synergx.



ITEM 4.           INFORMATION ON THE COMPANY

A. History and development of the Company

     Genterra Inc. was created by the amalgamation of Mirtronics and Genterra Investment by Articles of Amalgamation filed December 31, 2003.

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

     Mirtronics was a holding company whose principal holding was a 20.5% (31.1% fully diluted) equity interest in Synergx, a public company whose shares trade on NASDAQ. Synergx produces and services control systems for fire, life safety, commercial security and other purposes in the Metropolitan areas of New York City and Dallas, Texas.

     Until September 30, 2002, Mirtronics effectively controlled Synergx through ownership of 31.3% of its issued shares (41% on a fully diluted basis). On September 30 2002, Synergx completed a private placement of shares and warrants to third parties, and on October 17, 2002, Mirtronics sold 140,000 Synergx shares to third parties. In May 2003 Mirtronics sold a further 30,000 shares of Synergx to a third party. As a result, Mirtronics holdings in Synergx were reduced to 20.5% (31.1% fully diluted), and Mirtronics no longer effectively controlled Synergx

     In December 2003, Mirtronics exercised a previously granted warrant to purchase an additional 620,000 common shares of Synergx. Genterrra Investment held 161,668 common shares of Synergx at the date of the amalgamation which became the property of Genterra and, in September 2004, the Company sold 25,000 common shares of Synergx to third parties. At September 30, 2004, Genterra's holdings in Synergx was 30.65%, fully diluted.

     Genterra Investment was formed under the laws of the Province of Ontario by Articles of Amalgamation dated April 30, 1999, amalgamating Genterra Capital Incorporated and Unavest Capital Corp. under the name Genterra Investment Corporation. Genterra Capital Incorporated was formed by Articles of Amalgamation dated February 28, 1997, amalgamating Genterra Capital Corporation, First Corporate Capital Inc. and Mutec Equities Ltd. Genterra Capital Corporation was formed by Articles of Amalgamation dated September 1, 1995, amalgamating Equican Capital Corporation, Wendellco Realty Inc. and Glendale Realty Holdings Inc. Equican Capital Corporation was incorporated in Ontario by Articles of Amalgamation dated December 4, 1987.

     The registered and principal offices of Genterra Inc. are, located at 106 Avenue Road, Toronto, Ontario M5R 2H3. (416) 920-0500.

Business of Genterra

     Reference to Genterra or the Company includes the operations of its subsidiaries except where the context otherwise requires.

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

Synergx Systems Inc.

     Synergx is a Delaware corporation organized in October 1988 to acquire controlling interests in companies engaged in the design, manufacture, sale and servicing of fire, life safety security, energy management, intercom, audio-video communication and other systems. Reference to Synergx include the operations of its subsidiaries except where the context otherwise requires.

     Synergx conducts its business in New York principally through Casey Systems Inc., its wholly owned subsidiary located in Long island, New York ("Casey") and in Texas through General Sound (Texas) Company its wholly owned subsidiary in Dallas, Texas ("General Sound").

SYNERGX BUSINESS OVERVIEW

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

     As of March 7, 2005, the Company, is the record holder of 1,574,290 shares of Synergx common stock, constituting approximately 30.65% of Synergx's equity.

C. Organizational Structure.

     Genterra comprises of its wholly owned subsidiaries, Rallets Realty Inc., Huntbrook Developments Inc., 127627 Ontario Limited, and 767705 Ontario Limited, each of which is organized in Canada. In addition, Genterra, at March 7, 2005, had a 30.65% interest in Synergx.

D. Property, plants and equipment.

     The Company's executive offices, shared with a number of other corporations, are located at 106 Avenue Road, Toronto, Ontario, Canada M5R 2H3. The Company's cost for such offices is borne, on a pro-rata basis with other entities utilizing common management services.


DESCRIPTION OF REAL ESTATE

Location                                Type                    Square          Occupancy      Mortgage Details
                                                                Footage
140 Wendell Avenue, Toronto             Multi tenant            202,000         No          8.1% first mortgage due July 2005
 Ontario, Canada                         Industrial                              Vacancy    9.1% second mortgage due February 2006

1095 Stellar Drive, Newmarket           Multi tenant             26,000         No          7.7% first mortgage due May 2020
 Ontario, Canada                         Commercial                              Vacancy

450 Dobbie Drive, Cambridge,            Single tenant           250,000         No          Prime plus 1.75% first mortgage
 Ontario, Canada                         Industrial                              Vacancy     due August 2011

200 Glendale Avenue North,              Single tenant           200,000         No          6.52% first mortgage due December 2007
 Hamilton, Ontario, Canada               Industrial                              Vacancy



There are currently no proposed programs for renovation or redevelopment of the subject properties. The properties currently are held for their cashflow and are not for sale.


The properties are currently leased and are located in strong real-estate markets. Vacancy has been low as the properties are very price competitive which has proven advantageous in weaker real-estate markets.


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

In October 2002, the Company sold a portion of its investment in Synergx and granted an option on additional shares therein, which was subsequently exercised, reducing its investment in Synergx to 20.5%. These sales eliminated the Company's ability to designate the Board of Directors of Synergx and, therefore, the Company and Synergx no longer enjoyed a parent-subsidiary relationship and consolidation of the financial results of Synergx was no longer appropriate. The investment in Synergx is now accounted for on the equity basis. At September 30, 2004, the Company's holdings in Synergx was 30.65%, fully diluted.

Under Canadian accounting principles, the investment in Synergx was being consolidated when control of the investee's voting shares existed, although the Company owned less than 50% of the voting shares. Under United States accounting principles, the investment was accounted for under the equity method when there was a significant influence over an investee, which was deemed to exist when the investor owns from 20 to 50% of the investee's voting shares.

Under the Canadian accounting principles, temporary investments are carried at market value only when the market has declined below the carrying value. Under United States accounting principles, temporary investments which are considered trading securities are carried at fair market value. Consequently, any holding gains or losses are accounted for as if realized.



RESULTS OF OPERATIONS


The following tables set forth items derived from the consolidated statements of operations (expressed in thousands of dollars except for earnings per share) for each of the eight most recently completed quarters. The quarters prior to January 1, 2004 reflect the pre-amalgamation results of Mirtronics.

     Fiscal 2004                    First            Second            Third             Fourth
                                    Quarter          Quarter           Quarter           Quarter
     Revenue                     $     21         $   790           $  714            $   751
     Net earnings (loss)              (21)            128              217                466
     Earnings per share
         Basic                     $ 0.00          $ 0.01           $ 0.01            $  0.02
         Diluted                   $ 0.00          $ 0.01           $ 0.01            $  0.02

     Fiscal 2003                    First            Second           Third             Fourth
                                   Quarter           Quarter          Quarter           Quarter
     Revenue                     $     21          $   20           $   20            $    22
     Net earnings (loss)             (153)           (121)            (149)               238
     Earnings (loss) per share
         Basic                    ($ 0.01)        ($ 0.01)         ($ 0.01)           $  0.02
         Diluted                  ($ 0.01)        ($ 0.01)         ($ 0.01)           $  0.02



The following table sets forth items derived for the consolidated statement of operations for the years ended September 30, 2004, 2003 and 2002. The results of operations for 2003 and 2002 reflect the pre-amalgamation results of Mirtronics.




         -----------------------------------------------------------------------------------------------------
                                                                     2004             2003          2002*
            Revenue                                            $  2,276,247    $     82,664    $ 26,701,204

            Cost of sales                                                 -               -      18,555,088
            Administrative expenses                               1,042,388         226,891       8,607,285
            Other expenses                                          764,178               -         343,255
            (Income) loss on equity items                          (127,045)        (96,818)         90,477
            (Gain)  loss  on  sale  of  shares  of  equity          (44,320)        175,794         354,983
            investee
                                                                ------------    ------------    ------------
            Earnings (loss) before income taxes                     641,046        (223,203)     (1,249,884)
            Non-controlling interest                                      -               -         236,031
            Income taxes (recovered)                               (148,489)        (38,376)        (87,840)
                                                                ------------    ------------
            Net earnings (loss) for the period                 $    789,535    $   (184,827)   $   (926,013)
                                                                ============    ============    ============
            Total assets                                       $ 20,437,124    $  4,173,703    $ 16,213,684
                                                                ============    ============    ============
            Total long-term financial liabilities              $  5,128,698    $          -    $          -
                                                                ============    ============    ============
            Cash Dividends declared per share                  $          -    $          -    $          -
                                                                ============    ============    ============
         ---------------------------------------------------------------------------------------------------

* Prior to October 1, 2002, the results of Synergx were consolidated with Mirtronics. In October 2002, Mirtronics sold a portion of its investment in Synergx. As the Company and Synergx no longer have a parent-subsidiary relationship, effective with the 2003 fiscal period, the results of Synergx are accounted for using the equity method.



Revenue. Rental revenue for the year ended September 30, 2004 was $2,116,736, an increase of $2,116,736, as compared to $Nil for the comparable 2003 period. The increase in rental revenue was due to the December 31, 2003 addition of the real estate portfolio in conjunction with the aforementioned amalgamation. Investment income for the year ended September 30, 2004 increased to $128,948 from $82,664 in 2003. The increase in investment income is attributable to the larger investment portfolio resulting from the amalgamation. During the year ended September 30, 2004, the Company realized a gain of $30,563 on the disposal of certain real estate property compared to $Nil for the comparable 2003 period.


Administrative Expenses. Administrative expenses include real estate operating expenses, fees for management and administrative services, legal and audit fees, financing expenses and public company shareholder costs. Administrative expenses for the year ended September 30, 2004 increased to $1,042,388 from $226,891 in the comparable 2003 period. The increase was due to the December 31, 2003 inclusion of expenses related to the real estate portfolio from the previously noted amalgamation.


Other Expenses. Interest expense for the 2004 fiscal year was $305,189. Amortization for the year ended September 30, 2004 was $458,989. These expenses are due to the December 31, 2003 addition of the real estate portfolio in conjunction with the aforementioned amalgamation.


Equity Items. During the year ended September 30, 2004 the Company recorded equity earnings of $214,691 and a loss of ($87,646) resulting from the issuance of shares by its equity investee. This compares to equity earnings of $96,205 and a gain on issuance of shares of $613, in the comparable 2003 period. The increase in 2004 is a result of a higher participation percentage in 2004 and an improved performance by the equity investee. The equity investee's improved performance is primarily due to increased gross profit caused by higher product revenues. This improvement was partially offset by higher general and administrative, interest and amortization expenses. During the year ended September 30, 2004 the Company realized a gain on the sale of shares of Synergx of $44,320. This compares to a loss of $175,794 in the 2003 period.


Income Tax Provision. As a result of the aforementioned amalgamation, the Company reviewed the likelihood of the utilization of prior period non-capital losses. Based upon this review, it was determined that the realization of the tax benefit of the non-capital losses was now more likely than not and, accordingly, during the year the Company reversed a previously recorded non-utilization allowance of $400,000. The effective tax rate was a recovery of 23.2% for the year ended September 30, 2004, compared to 17.2% for the comparable 2003 period. The difference between the Company's statutory tax rate and its effective tax rate is due to permanent differences and the revaluation of the allowance taken against the realization of the future income tax benefits of the non-capital losses carried forward.


Net Earnings. The Company reported net earnings of $789,535 for the year ended September 30, 2004, compared with a net loss of $(184,827) in the comparable 2003 period. The increases in 2004 were as a result of the inclusion of the net earnings from the real estate and investment portfolios acquired from the aforementioned amalgamation. The net loss for the year ended September 30, 2003 was impacted by a loss of approximately ($176,000) realized on the sale of shares of the Company's former subsidiary.


Inflation. Inflation has not had a material impact on the results of the Company's operations in its last quarter, and it not anticipated to materially impact on the Company's operations during its current fiscal year.



LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, marketable securities and cash flow from rental and investment operations. In addition, the Company has an outstanding Note Receivable of $450,000, with principal payments due to the Company of $150,000 within the next twelve months and $100,000 per annum thereafter.

The Company's working capital amounted to $1,255,633 at September 30, 2004, compared to $1,476,914 at September 30, 2003. The ratio of current assets to current liabilities was 1.38:1 at September 30, 2004 and 5.49:1 at September 30, 2003. The Company's working capital and ratio of current assets to current liabilities have been impacted by the classification as a current liability of approximately $2.5 million of long-term debt, due in April 2005, relating to a mortgage on one of its properties. With the implementation of a new mortgage arrangement in respect of this property, this debt should be reclassified, once again, as a long-term liability.

During the year ended September 30, 2004, the Company's cash position increased by $435,301 to $1,758,109. The change was due to the net result of the following cash increases and utilizations:

- - Operating Activities increased cash by $1,114,491. This was as a result of $862,012 in cash generated from operations and $252,479 of cash realized from changes in non-cash components of working capital;

- - Financing Activities utilized $1,282,554 in cash. The Company utilized $663,540 in cash to repurchase shares from shareholders dissenting to the amalgamation, $1,500 to redeem the Company's special shares, $332,506 to make scheduled repayments on mortgage obligations and $285,008 to fund expenses related to the amalgamation.

- - Investing Activities increased cash by $603,364. The Company realized the following increases: $727,965 as a result of the aforementioned amalgamation; $159,183 in principal payments received on the outstanding notes and mortgages receivable; $215,563 on the sale of rental real estate property; $91,749 on the sale of shares of the Company's equity investee, Synergx. During the period, the Company utilized $416,057 of cash to exercise a previously granted warrant to purchase an additional 620,000 common shares of Synergx, $2,300 for additions to rental real estate property equipment and $172,739 due to an increase in marketable securities.

The Company will require approximately $1,700,000 in order to meet its ongoing expected costs for the next twelve months. These costs include real estate operating expenses, fees for management and administrative services provided to the Company, legal and audit fees, financing expenses and public company shareholder costs. The Company expects to generate the revenue required in order to service these expenditures from rental revenue from existing leased real estate and investment income. In addition, the Company has scheduled debt repayments of approximately $2.9 million in the next twelve months. This includes approximately $2.5 million relating to a mortgage which matures in April 2005. The Company has begun negotiations for a new mortgage arrangement to replace this facility. Cash flow from annual operations will be used to finance the regularly scheduled debt repayments.

With the completion of the amalgamation, the amalgamated entity benefits from a single administrative, overhead and accounting facility which has resulted in the elimination of duplicative annual legal and audit fees and public company shareholder costs. Management believes that the combination of resources into a larger corporation has resulted in an organization substantially stronger, with greater financial resources, better business prospects and a greater ability to finance its activities than either of the amalgamating corporations had separately. The amalgamated corporation has a larger income base consisting of net real estate revenue, interest income and potential gains on marketable securities. Cash flow from operations together with an increased equity base with more varied assets, should help facilitate the financing of future growth through an expansion of the Company's real estate holdings. Management continues to analyze future potential real estate investments in order deploy available resources to expand the portfolio. Management seeks to acquire real estate investments that provide both income and the potential for capital appreciation. The financing of any such acquisitions will normally be through a combination of internal resources and commercial/institutional mortgages. Management will consider deploying resources into other investment areas in order to increase the company's cash flow from operations.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT and EMPLOYEES


     The  Officers are elected the same date as the Board of  Directors.


                                                                                                         Number of Shares
Name                                Principal Occupation                        Director Since           Beneficially Held (1)
Mark I. Litwin, President           President, Sutton Management Limited        February 21, 1990 (5)           1 Class A (2)
Ontario, Canada

Stan Abramowitz, Secretary (3)      Executive, Forum Financial Corporation      March 16, 1999 (5)              Nil
Ontario, Canada

Alan Kornblum (3) (4)               President, Distinctive Designs              June 4, 1991 (5)                Nil
Ontario, Canada                     Furniture Inc.

Irwin Singer (3) (4) (6)            Barrister & Solicitor                       March 9, 1993 (5)               Nil
Ontario, Canada

Morton Litwin (4)                   Consultant                                  January 8, 1996 (5)             25,450 Class A
Ontario, Canada


(1) The information as to shares beneficially owned not being within the knowledge of the Corporation has been furnished by the respective directors individually.

(2) 6,149,946 Class A shares and 6,459 Class B shares are owned by Sutton Management Limited, which corporation is owned by Mark I. Litwin, President and Director of the Company and his sister, Risa Litwin-Shearer.

(3)  Member of Audit Committee.

(4)  Corporate Governance Committee.

(5) On December 31, 2003, Mirtronics Inc. and Genterra Investment Corporation completed an amalgamation to form Genterra Inc. This refers to the date that the person became a Director of Mirtronics Inc.

(6) During the ten-year period prior to the date hereof, Mr. Singer was, but no longer is, a director and officer of Funtime Hospitality Corp., and Minpro International Ltd., each of which was subject to cease trade orders for failure to file financial statements. The cease trade orders against these companies were subsequently revoked. Mr. Singer is a director and officer of HNR Ventures Inc., which was subject to a cease trade order for failure to file financial statements. The cease trade order against this company was subsequently revoked. Subsequent to Mr. Singer's resignation as a director and officer of Minpro International Ltd., this company made an assignment in bankruptcy.




Information Concerning Directors of Genterra

Mark Litwin - President and Director
Mr. Litwin has a BA Honors in Economics and a MBA degree from York University. Mr. Litwin held the position of President of Mirtronics since 1990. Mr. Litwin was also President and a Director of Genterra Investment, a position he held since 1987. Mr. Litwin is also a director and officer of other corporations affiliated with Forum Financial Corporation, a Toronto based private investment management organization. Mr. Litwin has significant experience in the management of commercial and industrial real estate.

Stan Abramowitz - Secretary, Chief Financial Officer and Director
Mr. Abramowitz has a B.Comm and a B.Acc degree from the University of the Witwatersrand and is a Chartered Accountant. Mr. Abramowitz held the position as Chief Financial Officer of Mirtronics since 1989. Mr. Abramowitz was also Secretary and Chief Financial Officer of Genterra Investment and also holds these positions with Forum, positions he has held since 1989. Mr. Abramowitz is also a director and officer of other corporations affiliated with Forum, which positions he has held since 1989. Prior to 1989 Mr. Abramowitz worked for a number of years as a Chartered Accountant in public practice.

Irwin Singer - Director
Mr. Singer had been a Director of Mirtronics since 1993. Mr. Singer was also a Director of Genterra Investment, a position he had held since 1991. Mr. Singer has been a Barrister and Solicitor in private practice in Toronto since 1962.

Alan Kornblum - Director
Mr. Kornblum has a Bachelor of Business Administration from York University. Mr. Kornblum had been a Director of Mirtronics since 1991. Mr. Kornblum was also a Director of Genterra Investment, a position he had held since 1992. Since 1988, Mr. Kornblum has been the President of Distinctive Designs Furniture Inc., a Toronto based manufacturer of upholstered furniture.

Morton Litwin - Director
Mr. Litwin had been a Director of Mirtronics since 1996. Mr. Litwin was also a Director of Genterra Investment, a position he had held since 1997. Mr. Litwin is a director of a number of public and private corporations, and for the past 10 years has been a consultant.


     The term of office of each person so elected will be from the date of the Meeting at which he is elected until the next Annual Meeting of the Corporation or until his successor is elected or appointed.

     The Company does not have an executive committee of its Board of Directors.

     Morton Litwin is the uncle of Mark Litwin, There are no other family relationships among the Directors or Executive Officers. There are no arrangements or understandings between any Director or Executive Officer and any other person pursuant to which the Director or Executive Officer was selected.

     For the fiscal year ended September 30, 2004, the Company's executive officers, directors and senior management (1 person) received an aggregate of $56,000 as a group.


The information contained below is provided as required under Form 51-102F6 contained in National Instrument 51-102 (the "Instrument") for venture issuers, as such term is defined in the Instrument.

Summary Compensation Table

The following table provides a summary of compensation earned during each of the Corporation's last three fiscal years by the Corporation's Chief Executive Officer and Chief Financial Officer. There are no other executive officers of the Corporation whose total salary and bonus exceeded $150,000.00 during any such year.

                                                          Annual Compensation                      Long Term Compensation
                                                          --------------------                     ------------------------
                                                                           Other Annual           Number of Common Shares
               Name and Principal Position      Year    Salary    Bonus    Compensation                Under Options
               Mark I. Litwin                   2004    $5,000     Nil     $51,000 (1)                      Nil
               President                        2003    $5,000     Nil     $24,000 (1)                  100,000 (2)
                                                2002    $5,000     Nil     $24,000 (1)                  100,000 (2)

               Stan Abramowitz                  2004      Nil      Nil         Nil                          Nil
               Chief Financial Officer          2003      Nil      Nil         Nil                       50,000 (2)
                                                2002      Nil      Nil         Nil                       50,000 (2)
          ---- ------------------------------- -------- -------- -------- --------------- ------- -------------------------

(1) $24,000 in each year relates to an annual management fee paid by the Corporation to Sutton Management Limited for management and administrative services provided to the Corporation.

(2) Mirtronics Inc. options cancelled on amalgamation with Genterra Investment Corporation.


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

Employees

     As at September 30, 2004, Genterra had 1 employee.

     As at September 30, 2003, as a result of the change in accounting for its investment in Synergx, Genterra (Mirtronics) had 1 employee.

     As at September 30, 2002, Genterra (Mirtronics) and its subsidiaries had 117 full time employees, including 37 New York hourly employees that are covered by a Collective Bargaining Agreement expiring July 2005.


     Options to Purchase Securities from Company or Subsidiaries

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



ITEM 7.  MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

     The following table lists all persons who own more than 5% of the Company's Class A voting securities and the total amount of the Company's Class A voting securities owned by the Officers and Directors as a group as of March 7, 2005:

                                                                                                               Total
                                        Identity of Person       Number of              Percentage             Voting
Title of Class                               or Group           Shares Owned            of Class             Percentage(3)
--------------                          ------------------      ------------            ----------           ----------
Class A Shares                          Sutton Management
                                        Limited (1)              6,149,946                33.64%               28.0%

Class A Shares                          Fred Litwin(2)           3,015,067                16.49%               21.6%

Class A Shares                          Mark Litwin (1)          6,149,946                33.64%               28.0%
                                        and Risa Litwin

Class A Shares                          All officers and
                                        directors as a
                                        group (five persons)     6,175,397                33.78%               28.1%


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

2. Represents the indirect ownership of shares by various private and public entities controlled, either directly, or indirectly by Mr. Fred Litwin, the father of Mark I. Litwin

3. Total Voting  Percentage  includes the votes  represented  by holdings in the
Company's  Class  B  multiple  voting,   participating   shares  which  vote  in
conjunction with the Class A shares.


B.   Related Party Transactions

     Genterra leases its premises situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"). The lease is for a term commenced January 1, 2004 and ends December 31, 2007, at an annual net, net rental of $926,345. Cambridge has the right to renew the lease for two additional consecutive periods of five years each at a rental rate equal to the then-current market rate. Fred A. Litwin, indirectly is a significant shareholder of the Corporation, and is a director of Cambridge. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Corporation and Cambridge.

     Genterra leases its premises situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced February 1, 1996 and ends January 31, 2011, at an annual net, net rental of $413,400 for the first five years and at a negotiated rate thereafter. Fred A. Litwin, indirectly is a significant shareholder of the Corporation, and is a director of Cambridge. Mark
I. Litwin and Stan Abramowitz are officers and/or directors of the Corporation and Cambridge.

     Genterra leases premises situated at 1095 Stellar Drive, Newmarket, Ontario to Fitcity Health Centre Inc. ("Fitcity"). The lease term commenced January 1, 2003 and ends December 31, 2007 at an annual net, net rental of $100,770 per year. A subsidiary of the Corporation is also party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand. As at September 30, 2004, Fitcity owed an aggregate amount of $450,054 of secured debt under this facility. Mark I. Litwin, a director and officer of the Corporation, is the majority shareholder of Fitcity.

     Genterra leases part of its property situated at 140 Wendell Avenue, Toronto, Ontario to Distinctive Designs Furniture Inc. ("Distinctive"). The lease term which was renewed on October 1, 2004 at an annual semi-gross rental of $275,000 per year ends September 30, 2005. Alan Kornblum and Stan Abramowitz are directors and/or officers of the Corporation and Distinctive. Fred Litwin owns or exercises control and direction over approximatley 50.3% of Distinctive and 21.6% of the Company.


     Management Contract

     During the 2004 fiscal period, administrative services were provided by Forum Financial Corporation ("Forum"), 106 Avenue Road, Toronto, Ontario to Genterra for fees of $87,750. The services provided include office facilities and clerical services, including bookkeeping and accounting, and when requested services would also include analyses of potential investments, business opportunities and ventures to assist in the decision making process relating to various investment interests on a fee-for-service basis. Forum is wholly-owned by Fred A. Litwin, an indirect significant shareholder of the Corporation. Stan Abramowitz is an officer and director of Forum and the Corporation.

     Management and administrative services are provided to the Company by Sutton, 106 Avenue Road, Toronto, Ontario for a fee of $24,000 per annum. Mark
I. Litwin is an officer and a director of Sutton and Genterra.

     During the 2004 fiscal period, First Ontario Investments Inc. ("First Ontario") provided property management services to the Company for fees of $82,500. First Ontario is controlled by Fred A. Litwin, an indirect significant shareholder of the Company. Mark I. Litwin is an officer and director of First Ontario and the Corporation. Stan Abramowitz, a director and officer of the Corporation, is an officer of First Ontario.


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


B.       Significant Changes

     As previously described, effective December 31, 2003, Mirtronics Inc. and Genterra Investment Corporation amalgamated and became Genterra.



ITEM 9.           THE OFFER AND LISTING

     Until November 22, 2002, when trading was suspended for failing to meet the continued listing requirements, Mirtronic's Common Shares were traded on the Toronto Stock Exchange. Mirtronics Class B Preference Shares were traded over the counter in Canada.

     Effective March 5, 2004, Genterra's Class A shares were listed for trading on the TSX Venture Exchange.

     The following details (i) for the five most recent full financial years: the high and low market prices; (ii) for the two most recent full financial years: the high and low market prices for each full financial quarter; and (iii) for the most recent six months: the high and low market prices for each month for Mirtronics until November 22, 2002 and for Genterra from March 5, 2004.



Annual Information
-----------------------------------------------------------------------------
                           Common Shares of           Class B Preferred Shares
                           Mirtronics Inc and         of Mirtronics Inc. and
                           Class A Shares of          Class C Preferred Shares,
                              Genterra Inc            Series 1 of Genterra Inc.
  2000                       $2.00       $0.11          $0.35        $0.025
  2001                       $0.39       $0.08          $0.10        $0.03
  2002                       $0.36       $0.13          $0.05        $0.02
  2003                       $0.25       $0.12         No Trades    No Trades
  2004                       $0.30       $0.05         No Trades    No Trades

----------------------------------------------------------------------------
Quarterly Information
----------------------------------------------------------------------------
 December 31, 2002          $0.25       $0.12          No Trades    No Trades
 March 31, 2003            No Trades   No Trades       No Trades    No Trades
 June 30, 2003             No Trades   No Trades       No Trades    No Trades
 September 30, 2003        No Trades   No Trades       No Trades    No Trades
 December 31, 2003         No Trades   No Trades       No Trades    No Trades
 March 31, 2004             $0.17       $0.05          No Trades    No Trades
 June 30, 2004              $0.30       $0.14          No Trades    No Trades
 September 30, 2004         $0.17       $0.12          No Trades    No Trades


Monthly Information
-----------------------------------------------------------------------------

September 2004             $0.17       $0.18          No Trades    No Trades
October 2004               $0.15       $0.12          No Trades    No Trades
November 2004              $0.17       $0.10          No Trades    No Trades
December 2004              $0.15       $0.12          No Trades    No Trades
January 2005               $0.17       $0.14          No Trades    No Trades
February 2005              $0.19       $0.14          No Trades    No Trades

     Gentrra's Class A shares and Class C Preferrred shares, (formerly Mirtronics's Common Shares and Class B Preference Shares) were quoted in the United States on the OTC Bulletin Board. The following details (i) for the five most recent full financial years: the high and low market prices; (ii) for the two most recent full financial years: the high and low market prices for each full financial quarter; and (iii) for the most recent six months: the high and low market prices for each month.

           GENTERRA CLASS A SHARES AND MIRTRONICS COMMON SHARES

                         Fiscal Year Ended September 30,
               2004       2003       2002        2001*          2000**
             -----------------------------------------------------------
High Bid       0.12       0.065      0.17        0.14           0.0625
High Ask                                         1.125          0.25
Low Bid        0.0823     0.05       0.06        0.05           0.05
Low Ask                                          0.25           0.025


* Figures represent reported sales, not Bid and Ask prices **April 27, 2000 is the last date for which a Bid and Ask quote is available


The following tables detail reported sales on the indicated days.


         2002            HIGH        LOW        CLOSE
  -------------------- ---------- ---------- ------------
  January 25           .17        .17        .17
  February 21          .165       .165       .165
  February 25          .17        .17        .17
  March 4              .17        .17        .17
  March 20             .17        .17        .17
  June 14              .08        .07        .08
  June 18              .085       .085       .085
  August 27            .08        .07        .08
  September 24         .12        .12        .12
  October 21           .10        .09        .10
  October28            .10        .10        .10
  October 31           .075       .075       .075
  November 4           .07        .06        .07
  December 20          .06        .06        .06
  -------------------- ---------- ---------- ------------


         2003             HIGH        LOW        CLOSE
  -------------------- ---------- ---------- ------------
  February 18              .05        .05        .05
  March 5                  .0625      .0625      .0625
  July 30                  .065       .06        .065
   -------------------- ---------- ---------- ------------


         2004              HIGH        LOW      CLOSE
  -------------------- ---------- ---------- ------------
  JUNE      2              .12        .105       .105
  JULY      7              .09        .09        .09
           27              .10        .0823      .0823
  AUG.      4              .09        .09        .09
           12              .085       .085       .085
           24              .1072      .0919      .1072
  OCT.     19              .10        .10        .10
  NOV.      5              .10        .09        .10
           10              .095       .09        .095
           17              .10        .10        .10
  DEC.     13              .10        .10        .10
           22              .088       .088       .088
           29              .11        .11        .11
  -------------------- ---------- ---------- ------------


         2005              HIGH        LOW      CLOSE
  -------------------- ---------- ---------- ------------
JAN.     14                .135       .135       .135
MAR.      7                .18        .18        .18
          9                .14        .14        .14





      GENTERRA CLASS C PREFERRED SHARES, SERIES 1 AND MIRTRONICS CLASS B
                                PREFERRED SHARES

                                          FISCAL YEAR ENDED SEPTEMBER 30,
                2004      2003      2002        2001           2000**
              ----------------------------------------------------------
High Bid       NO TRADES  0.003     0.085       0.07           0.135**
High Ask                                                       0.15
Low Bid        NO TRADES  0.001     0.001       0.02           0.015**
Low Ask                                                        0.05

** Figures for FY 2000, 2001, 2002 and 2003 represent reported sales, not Bid and Ask prices


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


       2004            HIGH        LOW        CLOSE
-------------------- ----------- ---------- ------------
                          NO TRADES



     As at March 19, 2004, Genterra's shareholder register indicates that there were 10,337 holders of record of Class A Shares and 643 holders of record of Class C Preferred Shares, Series 1. Of these, 601 record holders of Class A shares holding an aggregate of 1,036,690 shares, representing approximately 5.67% of the Company's issued and outstanding Class A shares, 564 record holders of Class C Preferred Shares, Series 1 holding an aggregate of 937,784 shares, representing 55.03% of Company's issued and outstanding Class C Preferred Shares, Series 1, were resident in the United States. The majority of the
Company's shareholders have not yet exchanged their securities, which were originally issued by Genterra Investment or Mirtronics, for new securities in the amalgamated Company. The relatively inactive trading of the Company's securities could be partly responsible for the lack of exchanges. Consequently, the Company's transfer agent has been unable to provide a current accurate count of shareholders. However, the Company believes that these numbers are representative of the current positions.

         Except where noted, the above quotations represent prices between dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.


ITEM 10.          ADDITIONAL INFORMATION

A.       Share Capital

     The  capital   structure  of  Genterra  was  described  in  detail  in  the
Registration Statement on Form F-4 filed with the SEC on March 11, 2003 and subsequent amendments thereto, file number 333-103743.

B. Memorandum and articles of association

The Articles of Amalgamation and Bylaws for Genterra were previously filed with our registration statement on Form F-4/A, dated December 11, 2003, file number 333-103743.

C. Material Contracts

None.

D. Exchange Controls

     The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, prohibits the acquisition of control of a Canadian business enterprise in Canada by non-Canadians without prior consent of the Investment Canada Agency (with ultimate appeal to the Federal Cabinet), unless such acquisition is exempt under the provisions of the ICA. Both acquisition of natural resource properties and acquisition of producing properties may be considered to be the acquisition of control of a Canadian business enterprise for ICA purposes. The ICA also covers acquisition of control of Canadian corporate enterprises, whether by purchase of assets or shares. As at March 7, 2005, all of the directors of the Company are, and a majority of its voting shares were owned by Canadians. The Company is satisfied that it complies with ICA at present and accordingly is not a non-Canadian person as defined in ICA.

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

     Genterra has historically operated under informal ethical guidelines, under which the Company's principal executive, financial, and accounting officers, are held accountable. In accordance with these guidelines, the Company has always promoted honest, ethical and lawful conduct throughout the organization. On February 4, 2005, the Company's Board of Directors adopted a code of ethics which is publicly available.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for professional services provided by Kraft, Berger, Grill, Schwartz, Cohen & March LLP, Genterra's independent auditors in each of the last two fiscal periods in each of the following categories are:

                                               Year ended September 30,
                                            2004                      2003

Audit fees                                $18,000                    $13,500
Tax fees                                    4,300                      3,515
-------------------------------------------------------------------------------
Total                                     $22,300                    $17,015



                                    PART III


ITEM 17.      FINANCIAL STATEMENTS

     The Company has elected to provide  Financial  Statements  pursuant to Item
18.

ITEM 18.      FINANCIAL STATEMENTS

     The financial statements included herein are the following:

         Genterra Inc. unaudited Consolidated Pro-forma Financial Statements as at September 30, 2004


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

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Consolidated Financial Statements of Genterra Inc.

         Auditors' Report.....................................................

         Consolidated Balance Sheet as at September 30, 2004 and 2003.........

         Consolidated Statements of Retained Earnings (Deficit) for the
           Years ended September 30, 2004, 2003 and 2002......................

         Consolidated Statements of Contributed Surplus for the Years ended
           September 30, 2004, 2003 and 2002..................................

         Consolidated Statements of Operations for the Years ended
           September 30, 2004, 2003 and 2002..................................

         Consolidated Schedule of Sales and Cost of Sales for the Years ended
           September 30, 2004, 2003 and 2002..................................

         Consolidated Statements of Cash Flows for the Years ended
           September 30, 2004, 2003 and 2002..................................

         Notes to Consolidated Financial Statements...........................


         Schedule II - Valuation and Qualifying Accounts......................

         Schedule XXVII - Real Estate and Accumulated Depreciations ..........

         Schedule XXIX - Mortgage Loans on Real Estate .......................


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

                               MIRTRONICS INC.



                               /s/ STANLEY ABRAMOWITZ
                               ------------------------------------------------
                               STANLEY ABRAMOWITZ,
                               Secretary




Dated: March 31, 2005

                                GENTERRA INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2004

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



 To the Shareholders of
 GENTERRA INC.

We have audited the consolidated balance sheets of GENTERRA INC. as at September 30, 2004 and 2003 and the consolidated statements of operations, retained earnings (deficit), contributed surplus and cash flows for each of the years in the three-year period ended September 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis fro our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America and in Canada.

The examination referred to in the above report also included the related financial statement schedules listed in response to Item 19(a) of the Company's annual report on Form 20-F for each of the years in the three-year period ended September 30, 2004. In our opinion, the related financial statement schedules, when considered in relation to the consolidated financial statements taken as a whole, present fairly the information set forth therein.

On January 12, 2005, we reported separately to the shareholders of GENTERRA INC. on the consolidated financial statements as at and for the years ended September 30, 2004 and 2003 prepared in accordance with Canadian generally accepted principles without a note disclosing the summary of differences between Canadian and United States accounting principles.





                                    [signed]
                KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
                              Chartered Accountants

 Toronto, Ontario
 January 12, 2005

CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30
(Expressed in Canadian Dollars)

ASSETS                                                                     2004              2003
                                                                           ----              ----
                                                                         (Note 1)
CURRENT
  Cash and cash equivalents                                            $ 1,758,109      $ 1,322,808
  Marketable securities                                                    723,842          290,315
  Accounts receivable (Notes 4 and 13)                                     589,630           58,161
  Income taxes receivable                                                    6,425            3,055
  Prepaid expenses and deposits                                            163,660           31,622
  Current portion of note and mortgage receivable (Note 5)               1,007,107          100,000
  Future income taxes (Note 9)                                             299,500                -
                                                                        -----------      -----------
                                                                         4,548,273        1,805,961

NOTE AND MORTGAGE RECEIVABLE  (Note 5)                                     300,000          500,000

INVESTMENTS  (Note 2)                                                    2,667,347        1,395,874

RENTAL REAL ESTATE PROPERTIES  (Note 6)                                 12,558,311                -

FUTURE INCOME TAXES  (Note 9)                                              363,193          471,868
                                                                        -----------      -----------
                                                                       $20,437,124      $ 4,173,703
                                                                        ===========      ==========

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                             $   353,385      $   329,047
  Current portion of long-term debt (Note 7)                             2,939,255                -
                                                                        -----------      -----------
                                                                         3,292,640          329,047

LONG-TERM DEBT  (Note 7)                                                 2,189,443                -

FUTURE INCOME TAXES  (Note 9)                                            1,329,125                -
                                                                        -----------        ---------
                                                                         6,811,208          329,047
                                                                        -----------        ---------
CONTINGENCIES (Note 11)

SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 8)                                                  13,133,945        6,418,399

CONTRIBUTED SURPLUS                                                              -          270,321

CUMULATIVE TRANSLATION ACCOUNT                                            (319,016)        (212,406)

RETAINED EARNINGS (DEFICIT)                                                810,987       (2,631,658)
                                                                        -----------     ------------
                                                                        13,625,916        3,844,656
                                                                        -----------     ------------
                                                                       $20,437,124     $  4,173,703
                                                                        ===========     ============

See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

[signed]                                                    [signed]

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)

                                                                              2004              2003             2002
                                                                              ----              ----             ----
                                                                           (Note 1)

BALANCE, beginning of year                                               $ (2,631,658)      $ (2,446,831)     $ (1,520,818)

  Deficit allocated to capital stock upon amalgamation                      2,653,110                  -                 -

  Net earnings (loss) for the year                                            789,535           (184,827)         (926,013)
                                                                          ------------       ------------      -----------
BALANCE, end of year                                                     $    810,987       $ (2,631,658)     $ (2,446,831)
                                                                          ============       ============      ============



CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS

FOR THE YEARS ENDED SEPTEMBER 30

(Expressed in Canadian Dollars)


                                                                             2004              2003             2002
                                                                             ----              ----             ----
                                                                           (Note 1)

BALANCE, beginning of year                                             $   270,321         $ 262,445         $ 234,742

  Excess of book value over cost of shares purchased and
    subsequently cancelled                                                 199,828             7,876            27,703

  Contributed surplus allocated to capital stock upon
      amalgamation                                                        (470,149)                -                 -
                                                                        -----------         ---------         ---------
BALANCE, end of year                                                   $         -         $ 270,321         $ 262,445
                                                                        ===========         =========         =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)

                                                                                2004              2003             2002
                                                                                ----              ----             ----
                                                                              (Note 1)
SALES (Schedule)                                                            $         -        $        -     $26,616,978
COST OF SALES (Schedule)                                                              -                 -      18,555,088
                                                                             -----------       ----------       -----------
                                                                                      -                 -       8,061,890
REVENUE
  Rent (Note 13)                                                              2,116,736                 -               -
  Investment income (Note 13)                                                   128,948            82,664          84,226
  Gain on sale of real estate property                                           30,563                 -               -
                                                                             -----------       ----------       ----------
                                                                              2,276,247            82,664       8,146,116

EXPENSES
    Administrative and general (Note 13)                                      1,042,388           226,891       8,607,285
                                                                             -----------      ------------      ----------

EARNINGS (LOSS) BEFORE THE FOLLOWING                                          1,233,859          (144,227)       (461,169)
                                                                             -----------      ------------      -----------

  Amortization                                                                  458,989                 -         203,899
  Interest on long-term debt                                                    305,189                 -         139,356
                                                                             -----------      ------------     ------------
                                                                                764,178                 -         343,255
                                                                             -----------      ------------     ------------

EARNINGS (LOSS) BEFORE THE UNDERNOTED                                           469,681          (144,227)       (804,424)
                                                                             -----------      ------------     ------------

  Equity in earnings of investee                                                214,691            96,205               -
  Gain (loss) on issuance of shares by equity investee                          (87,646)              613         (90,477)
  Gain (loss) on sale of shares of equity investee                               44,320          (175,794)       (354,983)
                                                                             -----------      ------------     ------------
                                                                                171,365           (78,976)       (445,460)
                                                                             -----------      ------------     ------------

EARNINGS (LOSS) BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST                641,046          (223,203)     (1,249,884)
  Income taxes recovery (Note 9)                                               (148,489)          (38,376)        (87,840)
                                                                             -----------      ------------     ------------

EARNINGS (LOSS)  BEFORE NON-CONTROLLING INTEREST                                789,535          (184,827)     (1,162,044)

  Non-controlling interest                                                            -                 -         236,031
                                                                             -----------      ------------     ------------

NET EARNINGS (LOSS) FOR THE YEAR                                            $   789,535      $   (184,827)    $  (926,013)
                                                                             ===========      ============     ===========

EARNINGS (LOSS) PER SHARE (Note 10)

  Basic                                                                     $      0.04      $      (0.01)    $     (0.07)
                                                                             ===========      ============     ===========
  Diluted                                                                   $      0.04      $      (0.01)    $     (0.07)
                                                                             ===========      ============     ===========

See accompanying notes to consolidated financial statements.

CONSOLIDATED SCHEDULE OF SALES AND COST OF SALES
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)

                                                                              2004             2003              2002
                                                                              ----             ----              ----
                                                                            (Note 1)
SCHEDULE OF SALES
    Service revenue from third parties                                 $       -         $       -        $      7,091,322
    Sales to third parties                                                     -                 -              19,525,656
                                                                       ----------------  ---------------- ----------------

                                                                       $       -         $       -        $     26,616,978
                                                                       ================  ================ ================


SCHEDULE OF COST OF SALES
    Cost of service paid to third parties                              $       -         $       -        $      5,003,196
    Purchase from third parties                                                -                 -              13,551,892
                                                                       ----------------  ---------------- ----------------

                                                                       $       -         $       -        $     18,555,088
                                                                       ================  ================ ================



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)

                                                                    2004              2003              2002
                                                                    ----              ----              ----
                                                                  (Note 1)
OPERATING ACTIVITIES
Net earnings (loss) for the year                               $   789,535       $  (184,827)      $  (926,013)
 Amortization                                                      458,989                 -           203,899
 Equity in earnings of investee                                   (214,691)          (96,205)                -
 Future income taxes                                              (158,700)          (39,617)          205,663
 (Gain) loss on issuance of shares by equity investee               87,646              (613)           90,477
 (Gain) loss on sale of shares of equity investee                  (44,320)          175,794           354,983
 Gain on sale of real estate property                              (30,563)                -                 -
 Recovery of allowance on long-term receivable                     (25,884)                -                 -
 Non-controlling interest                                                -                 -          (236,031)
 Provision for doubtful accounts                                         -                 -           158,868
 Foreign exchange fluctuation on long-term items                         -                 -            (8,852)
 Deferred service revenue                                                -                 -            (8,843)
                                                                 ---------        ----------         ---------
                                                                   862,012          (145,468)         (165,849)
Change in non-cash components of working capital
    Accounts receivable                                            476,038           (30,545)        2,163,714
    Income taxes receivable                                         67,199           153,650          (156,705)
    Inventories                                                          -                 -          (257,236)
    Prepaid expenses and deposits                                  (15,746)         (278,334)           40,382
    Accounts payable and accrued liabilities                      (275,012)           96,798          (646,464)
    Income taxes payable                                                 -                 -          (396,308)
                                                                 ----------       ------------         --------
                                                                 1,114,491          (203,899)          581,534
                                                                 ----------       ------------         --------
FINANCING ACTIVITIES
    Purchase of shares from dissenting shareholders for
     cancellation                                                 (663,540)                -                 -
    Repayment of long-term debt                                   (332,506)                -        (1,481,640)
    Amalgamation costs incurred                                   (285,008)                -                 -
    Redemption of special shares                                    (1,500)                -                 -
    Repurchase of common shares for cancellation                         -           (12,747)          (54,791)
    Long-term debt incurred                                              -                 -           662,154
    Issuance of common shares by former subsidiary                       -                 -           382,646
                                                                -----------       -----------       -----------
                                                                (1,282,554)          (12,747)         (491,631)
                                                                -----------       -----------       -----------
INVESTING ACTIVITIES
    Cash acquired upon amalgamation (Note 1)                       727,965                 -                 -
    Purchase of shares of equity investee                         (416,057)                -                 -
    Proceeds from sale of rental real estate property              215,563                 -                 -
    Change in marketable securities                               (172,739)          193,623          (199,119)
    Decrease in investment in note and mortgages receivable        159,183           100,000                 -
    Proceeds from sale of shares of equity investee                 91,749           365,540            46,396
    Expenditures on rental real estate properties                   (2,300)                -                 -
    Cash disposed of upon deconsolidation of subsidiary                  -          (317,759)                -
    Purchase of property and equipment                                   -                 -          (226,336)
                                                                -----------       -----------       -----------
                                                                   603,364           341,404          (379,059)
                                                                ----------        -----------       -----------

CHANGE IN CASH AND CASH EQUIVALENTS                                435,301           124,758          (289,156)

CASH AND CASH EQUIVALENTS, beginning of year                     1,322,808         1,198,050         1,487,206
                                                                -----------       -----------       -----------

CASH AND CASH EQUIVALENTS, end of year                         $ 1,758,109       $ 1,322,808       $ 1,198,050
                                                                ===========       ===========       ===========
SUPPLEMENTARY CASH FLOW INFORMATION
   Income taxes received, net                                  $   (25,189)      $    (8,260)      $    63,896
   Interest paid, net                                          $   197,876       $    77,216       $   276,350


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)


1.   AMALGAMATION

     Effective December 31, 2003, Mirtronics Inc. ("Mirtronics") completed the amalgamation with Genterra Investment Corporation ("Genterra"). This transaction was accounted for using the purchase method, with Mirtronics considered as the acquirer. Accordingly, the 2003 and 2002 comparative figures are those of Mirtronics. The amalgamated company continues under the name Genterra Inc. (the "Company").

     The fair value of assets acquired is as follows:

     Cash                                                  $        727,965
     Current assets, net of cash                                  2,094,291
     Rental real estate properties                               13,073,615
     Other investments                                            1,079,745
                                                           ----------------
                                                                 16,975,616

     Current liabilities                                          (299,340)
     Long-term debt                                             (5,461,204)
     Future income taxes                                        (1,236,691)
                                                           ----------------
                                                                (6,997,235)

     Net assets acquired                                   $      9,978,381
                                                           ================

     Consideration - Capital stock                         $      9,978,381
                                                           ================

2.   INVESTMENTS

     In October 2002, the Company sold a portion of its investment in Synergx Systems Inc. and granted an option on additional shares, which was subsequently exercised, reducing its investment therein. These sales eliminated the Company's ability to designate the Board of Directors of Synergx and, therefore, the Company and Synergx no longer have a parent-subsidiary relationship. Effective with the 2003 fiscal year, the results of Synergx are accounted for using the equity method.

                                                                          2004            2003
                                                                     -------------------------------
                                                                        (Note 1)
     Synergx Systems Inc. - at equity (Market value - $5,978,234)     $ 2,667,186     $ 1,395,874
     Other - at cost                                                          161               -
                                                                       -----------     -----------
                                                                      $ 2,667,347     $ 1,395,874
                                                                       ===========     ===========

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) General

          The Company is incorporated under the Ontario Business Corporations Act, 1982. During 2003, the Company disposed of a portion of its investment in its operating subsidiary. As a result of the disposition, the former subsidiary is accounted for using the equity method of accounting effective with the 2003 period. Comparative figures for 2002 are presented on a consolidated basis. The Company's equity investee's operations consist of the design, manufacture, marketing and service of a variety of data communications products and systems with applications in the fire alarm, life safety, transit, security and communications industry.

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (b) Principles of Consolidation

          These financial statements include the accounts of the Company and its subsidiary companies. Inter-company balances and transactions have been eliminated on consolidation.

     (c) Cash and Cash Equivalents

          The Company's short-term investments, consisting of short-term deposits, with maturity of generally three months or less are considered to be cash equivalents and are recorded at cost, which approximates market value.

     (d) Marketable Securities

          Marketable securities are carried at lower of cost and market. At September 30, 2004, the Company had marketable securities of $723,842 (2003 - $290,315) with a market value of $723,842 (2003 - $285,166).

     (e) Investments

          Long-term investments in which the Company has significant influence are accounted for using the equity method. Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment will be written down to its fair value. Any impairment in value is recorded in the consolidated statement of operations.

     (f) Cash Concentrations (2002)

          At  September  30,  2002,   the  Company's   former   subsidiary   had
          approximately US$73,000 (Cdn.$116,000) in financial instruments that were subject to insured amount limitations.

     (g) Inventories (2002)

          Inventories consisting primarily of raw materials were valued at the lower of cost (principally on a first-in, first-out basis) and net realizable value.

     (h) Rental Real Estate Properties

          Rental real estate properties are stated at the lower of cost, less accumulated amortization, and fair value. Effective January 1, 2004, the Company adopted the new CICA recommendations for Impairment of Long-Lived Assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The fair value is determined using the current market values of the properties. Current market values are determined based on the traditional present value method, in which a single set of estimated cash flows and a single interest rate are used. If it is determined that the net recoverable amount of a rental real estate property is less than its carrying value, the rental real estate property will be written down to its fair value. Any impairment in value is recorded in the consolidated statement of operations.

          Amortization of the rental real estate buildings is being provided for over the estimated useful life on a declining balance basis at 5% per annum.

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)



3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (i) Property and Equipment (2002)

          Property and equipment were carried at cost. Amortization was being provided for over the estimated useful life as follows:

          Machinery and equipment           - straight-line over 3 to 10 years
          Leasehold improvements            - straight-line over the term of the
                                              lease
          Office furniture and equipment    - straight-line over 3 to 10 years
          Equipment under capital lease     - straight-line over 3 to 10 years

     (j) Translation of Foreign Currency

          i) Monetary assets and liabilities are translated at the rates of exchange in effect at the end of the fiscal period. Revenue and expenses are translated at the rates of exchange in effect of the date of transactions. The resulting gains and losses are included in statements of operations.

          ii) Effective with the 2003 fiscal year, the Company's investment in its foreign operations is of a self-sustaining nature. Accordingly, assets and liabilities of foreign operations are translated to Canadian dollars at the exchange rates in effect at the balance sheet date and revenues and expenses are translated at average rates for the period. Related foreign currency translation adjustments are recorded as a separate component of shareholders' equity and included in the cumulative translation account.

          In prior years, the Company's operations in the United States were considered to be integrated with the Company's operations. Monetary assets and liabilities were translated at rates of exchange in effect at the end of the fiscal year. Non-monetary assets and liabilities were translated at historical rates of exchange. Revenue and expenses were translated at the rates of exchange in effect at the date of the transaction. The resulting foreign exchange gains and losses were reflected in the consolidated statements of operations.

     (k) Deferred Service Revenue (2002)

          Deferred service revenue was amortized into income over the life of the service contract on the straight-line basis.

     (l) Financial Instruments

          Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

     (m) Accounting Estimates

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

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)



3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

     (n) Revenue Recognition

          The Company adopted the straight-line method of recognizing rental revenue whereby the total amount of rental revenue to be received from such leases is accounted for on a straight-line basis over the term of lease. Accordingly, an accrued rent receivable or payable is recorded from the tenants for the current difference between the straight-line rent recorded as rental revenue and the rent that is contractually due from the tenants.

          Revenue from a real estate sale is recognized once all material conditions have been satisfied and collection of the sales proceeds is reasonably assured.

          Product and subcontract sales (2002) were recognized using the percentage-of-completion method. Service revenue from maintenance contracts was recognized on a straight-line basis over the terms of the respective contracts, which were generally one year. Non-contract service revenue was recognized when the services were performed.

     (o) Income Taxes

          The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

          Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future assets and liabilities of a change in tax rates is recognized in income in the period that the rate changes.

     (p) Stock-based Compensation and Other Stock-based Payments

          As a result of amendments to the CICA Handbook recommendations regarding stock compensation issued in November 2003, the Company now determines the fair value of stock options, using an accepted option-pricing model, on their grant date and recognizes this amount as compensation expense over the vesting period of the options, with a corresponding increase in shareholders' equity. As at September 30, 2004, the Company has no outstanding stock options.

     (q) Concentration of Credit Risk

          i) Former subsidiary (2002)

          Financial instruments which potentially subject the Company to credit risk consisted primarily of accounts receivable. The Company's former operating subsidiary's operations were located in two large U.S. cities, each of which was an independent market. The Company's former operating subsidiary granted credit to its customers, principally all of which were general or specialized construction contractors, none of which individually constituted a significant portion of outstanding receivables. As at September 30, 2002, approximately 84% of such outstanding receivables were due from customers in New York.

          (ii) The Company places a portion of its temporary cash investments in Canadian government and corporate bonds.

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)



4.   ACCOUNTS RECEIVABLE

                                                                                                   2004           2003
                                                                                                 -------        ---------
                                                                                                 (Note 1)
          Accounts receivable, trade                                                          $   139,576      $   58,161
          Due from affiliated company, trade                                                      201,054               -
          Note receivable from affiliated company, due on demand and bearing
            interest at prime plus 1% per annum                                                   249,000               -
                                                                                               -----------      ----------
                                                                                              $   589,630      $   58,161
                                                                                               ===========      ==========


5.       NOTE AND MORTGAGE RECEIVABLE

                                                                                                   2004            2003
                                                                                                 --------        --------
                                                                                                 (Note 1)
         Mortgage receivable bearing interest at 9.5% per annum, due on demand, is
         secured by an assignment of a second mortgage on land                                $   857,107      $        -

         Note receivable from a former equity investee corporation bears interest at 6% per annum with semi-annual repayments of $50,000 commencing
         November 2002.  The note is secured by common shares of the former equity
         investee corporation                                                                     450,000         600,000
                                                                                               -----------      -----------

                                                                                                1,307,107         600,000

            Less:  Current portion                                                              1,007,107         100,000
                                                                                               -----------      ----------

                                                                                              $   300,000      $  500,000
                                                                                               ===========      ==========


6.       RENTAL REAL ESTATE PROPERTIES

                                                                                                   2004            2003
                                                             --------------------------------------------------------------
                                                                              Accumulated        (Note 1)
                                                                    Cost      Amortization         Net             Net
                                                             ------------     ------------  ---------------    ---------------
        Rental real estate properties                        $ 13,017,300      $ 458,989     $ 12,558,311      $         -
                                                             =============     ==========    =============      ==============

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)



7.       LONG-TERM DEBT

                                                                                                      2004             2003
                                                                                         ------------ ---- ----------------
                                                                                              (Note 1)
         Prime plus 1.75% per annum,  first  mortgage,  monthly  payments of $5,217
         plus interest, with the balance due August 2011                                      $   432,994       $       -

         6.52% per annum first mortgage, blended monthly payments of $19,535 with
         the balance due December 2007                                                            685,836               -

         8.1% per annum first mortgage, blended monthly payments of $30,519 with
         the balance due April 2005                                                             2,613,153               -

         9.1% per annum second mortgage, blended monthly payments of $7,648 with
         the balance due February 2006                                                            644,939               -

         Lender's 4-year fixed rate of 7.7% per annum first mortgage, repayable in
         monthly instalments with balance due May 2020                                            750,000               -

         Other                                                                                      1,776               -
                                                                                               -----------       ----------
                                                                                                5,128,698               -

            Less:  Current portion                                                              2,939,255               -
                                                                                               -----------       ----------
                                                                                              $ 2,189,443       $       -
                                                                                               ==========        ==========

          These mortgages payable are collateralized by the specific security on the related land and buildings.

          The aggregate amount of payments required in the subsequent twelve month periods to meet retirement provisions are as follows:

          2005                                         $       2,939,255
          2006                                                   897,653
          2007                                                   311,654
          2008                                                   148,845
          2009 and thereafter                                    831,291
                                                        -----------------
                                                       $       5,128,698
                                                        =================

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)



8.   CAPITAL STOCK


     (a) Authorized

          Unlimited Class A subordinate voting, participating shares with an annual non-cumulative priority dividend of $0.005 per share

          Unlimited Class B multiple voting, participating shares. Each share is convertible into 1 Class A share

          Unlimited voting, non-participating, redeemable special shares

          Unlimited  non-voting,   non-participating,   $0.026   non-cumulative,
          redeemable Class C preferred shares, Series 1

          Unlimited Class D preferred shares, issuable in series:

               -    Unlimited     non-voting,     non-participating,     $0.0023
               non-cumulative, redeemable Class D preferred shares, Series 1

               -    Unlimited     non-voting,     non-participating,     $0.0023
               non-cumulative, redeemable Class D preferred shares, Series 2

          Unlimited non-voting, non-participating, $0.14 cumulative, redeemable Class E shares

          Unlimited non-voting, non-participating, $0.06 cumulative, $1 redeemable, convertible Class F preferred shares, Series 1. These shares are convertible into 1 Class A share and 1 Class B share or 2 Class A shares for each 98 Class F preferred shares

          Unlimited   non-voting,    non-participating,    redeemable,   $0.0084
          cumulative Series 1 preference shares

     (b)  Issued

                                                                         2004             2003
                                                                        -------         --------
           Post Amalgamation (Note 1)
             18,279,225   Class A shares                            $  7,844,347     $        -
             484,012      Class B shares                               1,846,910              -
             1,704,115    Class C preferred shares, Series 1           1,304,248              -
             2,475,009    Class D preferred shares, Series 1             247,400              -
             810,059      Class D preferred shares, Series 2             217,501              -
             115,258      Class E preferred shares                       487,900              -
             632,493      Class F preferred shares, Series 1             632,493              -
             1,935,256    Series 1 preference shares                     553,146              -

           Pre Amalgamation
             12,867,581   Common shares                                        -      5,307,469
             1,709,115    Preferred shares                                     -      1,110,930
                                                                     -----------     -----------
                                                                    $ 13,133,945    $ 6,418,399
                                                                     ===========     ===========

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)



8.       CAPITAL STOCK (Continued)

     (b) Issued (Continued)

                                                                              Common                  Preferred Class B
                                                                     -------------------------    ------------------------
                                                                       Number         Amount         Number        Amount
                                                                      --------       --------       --------      ---------
                 Balance at September 30, 2002                       12,917,581    $ 5,328,092     1,709,115     $ 1,110,930
                 Purchase for cancellation under normal course
                   issuer bid                                           (50,000)       (20,623)            -               -
                                                                    --------------------------------------------------------

                 Balance at September 30, 2003                       12,867,581      5,307,469     1,709,115       1,110,930
                 Shares purchased for cancellation from
                   shareholders dissenting to amalgamation           (2,085,294)      (860,118)       (5,000)         (3,250)
                 Shares exchanged on amalgamation                   (10,782,287)    (4,447,351)   (1,704,115)     (1,107,680)
                                                                    ---------------------------------------------------------
                 Balance at September 30, 2004                                -    $         -             -     $         -
                                                                    ==========================================================

                                                                             Class A                      Class B
                                                                      ---------------------         ----------------------
                                                                       Number        Amount         Number        Amount
                                                                      ---------     ---------      ---------    -----------
                 Balance at September 30, 2002 and 2003                      -     $         -             -     $         -
                 Shares issued on amalgamation                      18,279,225       8,053,809       484,012       1,852,456
                 Amalgamation costs, net of future income taxes
                  of $70,000                                                 -        (209,462)            -          (5,546)
                                                                   ---------------------------------------------------------
                 Balance at September 30, 2004                      18,279,225     $ 7,844,347       484,012     $ 1,846,910
                                                                   ==========================================================

                                                                             Special                 Class C, Series 1
                                                                     --------------------------   --------------------------
                                                                       Number        Amount         Number        Amount
                                                                     ------------   -----------   -----------   --------------
                 Balance at September 30, 2002 and 2003                      -     $         -             -     $         -
                 Shares issued on amalgamation                         500,000           1,500     1,704,115       1,304,248
                 Shares redeemed during the year                      (500,000)         (1,500)            -               -
                                                                   -----------------------------------------------------------
                 Balance at September 30, 2004                               -     $         -     1,704,115     $ 1,304,248
                                                                   ===========================================================


                                                                        Class D, Series 1            Class D, Series 2
                                                                     ---------------------------   --------------------------
                                                                       Number        Amount         Number        Amount
                                                                     ----------     ----------     ----------    ----------
                 Balance at September 30, 2002 and 2003                      -     $         -             -     $         -
                 Shares issued on amalgamation                       2,475,009         247,400       810,059         217,501
                                                                  ----------------------------------------------------------
                 Balance at September 30, 2004                       2,475,009     $   247,400       810,059     $   217,501
                                                                  ===========================================================


                                                                             Class E                 Class F, Series 1
                                                                    ---------------------------   -------------------------
                                                                       Number        Amount         Number        Amount
                                                                     -----------   -----------    ----------    ------------
                 Balance at September 30, 2002 and 2003                       -    $         -             -     $         -
                 Shares issued on amalgamation                          115,258        487,900       632,493         632,493
                                                                  ----------------------------------------------------------
                 Balance at September 30, 2004                          115,258    $   487,900       632,493     $   632,493
                                                                  ===========================================================

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)



8.   CAPITAL STOCK (Continued)

     (b) Issued (Continued)

                                                    Series 1 Preference
                                                    Number        Amount
     Balance at September 30, 2002 and 2003                -    $       -
     Shares issued on amalgamation                 1,935,256      553,146
                                                  ------------------------
     Balance at September 30, 2004                 1,935,256    $ 553,146
                                                  =======================

     (c) Transactions

          i) The outstanding shares of the amalgamating companies were exchanged for shares of the Company as follows:

                                                         Exchange        Shares of Genterra Inc.                 Amount
                                       Shares        Ratio        Class A            Class B       Class A       Class B
            Common
            Mirtronics               10,782,287    1.25 for 1      13,477,859            -      $ 2,067,824       $        -

            Class A
            Genterra                  4,801,366       1 for 1       4,801,366            -        5,985,985                -

            Class B
            Genterra                    484,012       1 for 1               -      484,012                -        1,852,456
                                                                   -----------    ----------      ----------       ----------

                                                                   18,279,225       484,012       8,053,809       $1,852,456
                                                                   ==========     =========       ==========       ==========

            Preferred
                                                                                                   Shares of Genterra Inc.
                                                                       Exchange
                                    Class               Shares           Ratio         Class         Number        Amount
                                  ------------       -----------  -------------   ------------      ------------  -----------
            Genterra               Special              500,000        1 for 1    Special              500,000    $      1,500
            Mirtronics             B                  1,704,115        1 for 1    C, Series 1        1,704,115    $  1,304,248
            Genterra               D, Series 1        2,475,009        1 for 1    D, Series 1        2,475,009    $    247,400
            Genterra               D, Series 2          810,059        1 for 1    D, Series 2          810,059    $    217,501
            Genterra               E                    115,258        1 for 1    E                    115,258    $    487,900
            Genterra               F                    500,000   1.2650 for 1    F, Series 1          632,493    $    632,493
            Genterra               Series 1           1,935,256        1 for 1    Series 1           1,935,256    $    553,146

          All inter-company shareholdings have been eliminated.

          The share exchange ratios were assigned by the boards of directors of the amalgamating companies based upon a Formal Valuation and Fairness Opinion prepared by an independent Chartered Business Valuator who determined the proportionate values of the net assets contributed by the amalgamating companies.

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)



8.   CAPITAL STOCK (Continued)

     (c) Transactions (Continued)


          ii)  The  following  shares  were  purchased  for  cancellation   from
          shareholders dissenting to the amalgamation:

                                         Number of
                                           Shares        Consideration
           Mirtronics
           Common                         2,085,294     $   663,123
           Class B                            5,000     $       417

           Genterra
           Class A                           63,821     $    18,000
           Series 1 preference                  114     $        96

          iii) During the year, the Company redeemed 500,000 Special shares for a total consideration of $1,500.


9.       INCOME TAXES

                                                                                  2004          2003          2002
                                                                                ---------     ---------     --------
                                                                                (Note 1)
         Current                                                         $     10,211        $    1,241         $  (293,503)
         Future                                                               241,300           (39,617)            205,663
         Revaluation of allowance in respect of utilization
           of non-capital losses                                             (400,000)                -                   -
                                                                          ------------        ----------         ------------
                                                                         $   (148,489)       $  (38,376)        $   (87,840)
                                                                          ============        ==========         ===========


         The difference between the effective tax rate for continuing operations and the combined basic federal and provincial tax rate is explained as follows:

                                                                                  2004           2003           2002
                                                                                ---------      ---------      --------
                                                                                    %             %
                                                                                (Note 1)
         Income taxes computed at statutory combined basic
           income tax rates                                                      36.6            39.1            39.1
         Decrease in taxes resulting from benefit of future
           tax deductible items                                                 (48.8)          (21.4)          (26.9)
         Non-taxable foreign exchange gain                                          -               -             0.9
         Minimum tax                                                                -               -            (0.4)
         Other                                                                  (11.0)           (0.5)           (5.7)
                                                                              ---------        ---------       -------

         Effective income tax provision                                         (23.2)           17.2           $ 7.0
                                                                              =========        =========       ========

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)



9.   INCOME TAXES (Continued)

     A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles is noted below:

                                                                                                      2004             2003
                                                                                         ------------ ---- ----------------
                                                                                              (Note 1)
         Future tax assets:
            Capital and non-capital loss carry-forwards                                  $   554,742      $ 852,604
            Revaluation of allowance in respect of utilization of non-capital
         losses                                                                                    -       (400,000)
            Cumulative eligible capital                                                       83,215         19,264
            Cumulative minimum taxes                                                          19,264              -
            Provisions and other allowances                                                    5,472              -
                                                                                         -----------  --------   -

                                                                                             662,693        471,868

            Less:  Current portion                                                           299,500              -
                                                                                         -----------       ---------

                                                                                         $   363,193      $ 471,868
                                                                                         ===========       =========

         Future tax liabilities:

            Rental real estate properties                                                $ 1,329,125        $     -
                                                                                         ===========        =========


     The Company has non-capital losses carry-forwards of approximately $855,000 expiring between 2006 and 2010. The Company also has capital loss carry-forwards of approximately $1,265,000.

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)



10.  PER SHARE CALCULATIONS

     Earnings (loss) per share have been calculated based on the following:

                                                                               2004          2003            2002
                                                                         -------------    --------         ---------
                                                                            (Note 1)
          Numerator:
               Net earnings (loss) for the year                          $   789,535    $  (184,827)      $  (926,013)
               Dividends to preferred shareholders                           (52,852)             -                 -
                                                                          -----------    -----------       -----------
               Numerator for basic earnings per share (available
                 to common shareholders)                                     736,683       (184,827)         (926,013)
              Effect of dilutive securities
                   Dividends to preferred shareholders                        28,514              -                 -
                                                                          -----------    -----------        ----------

               Numerator for diluted earnings per share                  $   765,197    $  (184,827)      $  (926,013)
                                                                          ===========    ===========       ===========

          Denominator:
               Weighted average number of common shares and
                 denominator for basic earnings per share                 17,297,377     12,867,581        13,100,914
               Effect of dilutive securities
                  Conversion of preferred shares                               9,699              -                 -
                  Employee stock options                                           -        129,375           147,846
                                                                          -----------    -----------       -----------

                Denominator for diluted earnings per share                17,307,076     12,996,956        13,248,760
                                                                          ===========    ===========       ===========

          Earnings (loss) per share
               Basic                                                      $ 0.04           $ (0.01)         $ (0.07)
               Diluted                                                    $ 0.04           $ (0.01)         $ (0.07)

          Cumulative dividends in arrears on preferred shares are noted below:

                  Class E                            $    12,124   (2003 - Nil)
                  Class F                            $    28,514   (2003 - Nil)
                  Series 1 preference                $    12,214   (2003 - Nil)


11.  CONTINGENCIES

     In the normal course of its operations, the Company's equity investee has been or, from time to time, may be named in legal actions seeking monetary damages. Management does not expect, based upon consultation with legal counsel, that any material item exists that will affect the Company's business or financial condition.


12.  MAJOR LEASES

     In 2004, the Company had two major leases that accounted for 32.8% and 14.6% (2003 and 2002 - Nil) respectively of total rental revenue.

     The Company's equity investee is the lessee of premises in U.S. cities under leases expiring at various times through 2010. Rental expense for operating leases for the year ended September 30, 2002 was $576,336.

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)



13.  RELATED PARTY TRANSACTIONS

     The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

     The transactions  with related parties are in the normal course of business
     and  are  measured  at  the   exchange   amount  which  is  the  amount  of
     consideration established and agreed to by the related parties.

     Related party transactions and outstanding balances included in these consolidated financial statements are summarized as follows:

                                                                                   2004              2003           2002
                                                                                 ---------         -------        --------
                                                                                 (Note 1)
          Amounts due from related parties
            Accounts receivable                                               $    450,054        $       -       $       -
          Income
            Rent                                                                 1,288,083                -               -
            Interest                                                                 9,234                -               -
          Administration and general expenses
            Administration fees                                                    111,750           24,000          24,000
            Property management fees                                                82,500               -                -
            Consulting fees                                                         27,000               -                -

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)



14.  SEGMENTED INFORMATION (in thousands of dollars)

     The Company is a Canadian management holding company currently operating in one business segment primarily located in Canada, with significant interests in real estate. In 2003, the Company was a management holding company operating in Canada with investment in the United States and in 2002, through its former US subsidiary, designed, manufactured, sold and serviced fire, life safety, security, energy management, intercom, audio-video communications and other systems.

     Segmented information for the fiscal years ended September 30, 2004, 2003 and 2002, respectively, is as follows, for continuing operations:

                                Canada             United States          Eliminations          Consolidated
         2004
         Revenue          $          2,276       $              -      $            -         $          2,276
                          ================       ================      ================       ================
         Net earnings     $            575       $            215      $            -         $            790
                          ================       ================      ================       ================
         Total assets     $         17,770       $          2,667      $            -         $         20,437
                          ================       ================      ================       ================

         2003
         Revenue          $             83       $              -      $            -         $             83
                          ================       ================      ================       ================
         Net loss         $           (281)       $            96      $            -         $           (185)
                          ================       ================      ================       ================
         Total assets     $          2,778       $          1,396      $            -         $          4,174
                          ================       ================      ================       ================

         2002
         Sales            $              -        $        26,617      $            -         $         26,617
                          ================       ================      ================       ================
         Net loss         $           (435)       $          (491)      $           -         $           (926)
                          ================       ================      ================       ================
         Total assets     $          2,409       $         13,805      $            -         $         16,214
                          ================       ================      ================       ================

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)



15. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

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

     Under Canadian accounting principles for 2002 and prior years, the investment in Synergx was being consolidated when control of the investee's voting shares existed, although the company owned less than 50% of the voting shares (Note 2). Under United States accounting principles, the investment is accounted for under the equity method when there is a significant influence over an investee, which is deemed to exist when the investor owns from 20 to 50% of the investee's voting shares.

     The effect on the consolidated balance sheets of the differences between accounting principles generally accepted in Canada and those accepted in the United States are summarized as follows:


                                                                     Canadian                               U.S.
                                                                    Accounting       Increase             Accounting
                                                                    Principles      (Decrease)            Principles

     September 30, 2004

     There are no differences between Canadian and United States accountingprinciples.

     September 30, 2003
     Cash and cash equivalents                                $    1,322,808    $       20,947        $     1,343,755
     Short-term investments                                          290,315            (5,149)               285,166
                                                                                 --------------

     Total current assets                                          1,805,961            15,798              1,821,759
                                                                                 --------------
     Total assets                                             $    4,173,703    $       15,798        $     4,189,501
                                                                                 ==============

     Deficit                                                  $   (2,631,658)   $       15,798        $    (2,615,860)
                                                                                 --------------

     Total liabilities and shareholders' equity               $    4,173,703    $       15,798        $     4,189,501
                                                                                 ==============

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)



15. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

                                                                    Canadian                                    U.S.
                                                                   Accounting         Increase               Accounting
                                                                   Principles        (Decrease)              Principles
        September 30, 2002
        Cash and cash equivalents                              $   1,198,050    $    (295,319)         $     902,731
        Short-term investments                                       483,938          (76,661)               407,277
        Accounts receivable                                        8,010,629       (7,983,013)                27,616
        Income taxes recoverable                                     156,705         (144,149)                12,556
        Inventories                                                3,801,782       (3,801,782)                     -
        Prepaid expenses and deposits                                469,691         (467,213)                 2,478
        Future income taxes                                          537,743         (537,743)                     -
                                                                                 -------------

        Total current assets                                      14,758,538      (13,305,880)             1,452,658
        Investments                                                        -        2,183,208              2,183,208
        Property and equipment                                       553,310         (553,310)                     -
                                                                                 -------------
        Total assets                                           $  16,213,684    $ (11,675,982)         $   4,537,702
                                                                                 =============


        Accounts payable and accrued liabilities               $   4,450,770    $  (4,113,483)         $     337,287
        Deferred service revenue                                     707,637         (707,637)                     -
        Current portion of long-term debt                            210,425         (210,425)                     -
                                                                                 -------------
        Total current liabilities                                  5,368,832       (5,031,545)               337,287
        Long-term debt                                             1,497,233       (1,497,233)                     -
        Future income taxes                                           18,412          (18,412)                     -
        Non-controlling interest                                   5,074,571       (5,074,571)                     -
        Translation adjustment                                      -                (445,181)              (445,181)
        Deficit                                                  (2,446,831)           390,960            (2,055,871)
                                                                                 -------------

        Total liabilities and shareholders' equity             $  16,213,684    $ (11,675,982)         $   4,537,702
                                                                                 =============

     The effect of these differences on reported earnings is summarized as follows:

                                                                              2004           2003           2002
                                                                        ----------   ------- ----   ------------
        Net earnings (loss) from continuing operations - Canadian
          accounting principles                                         $  789,585   $ (184,827)    $  (926,013)
        Foreign exchange gain on long-term debt                                  -            -          (8,852)
        Minority interest thereon                                                -            -            5,195
                                                                        ----------   -----------    ------------

        Net earnings (loss) for the year in accordance with U.S. GAAP
                                                                        $  789,585   $ (184,827)    $  (929,670)
                                                                        ==========   ===========    ============


        Earnings (loss) per share - United States accounting principle s

        Basic                                                           $     0.04   $    (0.01)    $     (0.07)
                                                                        ==========   ===========    ============
         Diluted                                                        $     0.04   $    (0.01)    $     (0.07)
                                                                        ==========   ===========    ============

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)


15. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

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

                                                                           2004            2003           2002
                                                                       -----------    ------------    -----------
        Net earnings (loss) for the year in accordance with
           U.S. GAAP                                                   $   789,585    $ (184,827)     $ (929,670)
        Other comprehensive income (loss), net of tax:
           Unrealized gain (loss) on available-for-sale securities         (15,798)       70,052         (40,124)
                                                                        -----------    ----------      ----------
        Comprehensive income (loss)                                    $   773,787    $ (114,775)     $ (969,794)
                                                                       ===========    ===========     ===========

     U.S. GAAP requires investments in marketable securities available for sale to be recorded at market value and all unrealized holding gain and losses reflected in the shareholder's equity. Under the Canadian GAAP, long-term investments are carried at historical cost with losses in value being recognized in income only when the loss in value is other than temporary and increase in value being recognized only when realized.



16.  SUMMARY OF FINANCIAL DATA FOR SIGNIFICANTLY INFLUENCED COMPANY

     Summary of financial data of Synergx Systems Inc. accounted for using the equity method of accounting.

                           CONSOLIDATED BALANCE SHEETS
                               AS AT SEPTEMBER 30

                                                   2004             2003
                                      ------------ ---- ----------------
        Current assets                $     13,274,593  $     12,338,455
        Property and equipment                 642,558           564,002
        Other assets                           854,817           944,895
                                      ----------------  ----------------

                                      $     14,771,968  $     13,847,352
                                      ================  ================

        Current liabilities           $      3,860,505  $      4,655,871
        Long-term debt                       2,441,556         1,788,269
        Future income taxes                     82,635            24,163
        Shareholders' equity                 8,387,272         7,379,049
                                      ----------------  ----------------

                                      $     14,771,968  $     13,847,352
                                      ================  ================

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004, 2003 AND 2002

(Expressed in Canadian Dollars)




16.  SUMMARY OF FINANCIAL DATA FOR SIGNIFICANTLY INFLUENCED COMPANY (Continued)

                       CONSOLIDATED STATEMENTS OF EARNINGS
                         FOR THE YEAR ENDED SEPTEMBER 30

                                      2004            2003           2002
                                   -----------   -------------   ------------
        Revenue                   $ 28,895,988  $  28,929,894   $  26,616,978
        Cost of sales               19,568,646     19,461,099      18,555,088
                                   -----------   ------------    ------------

        Gross profit                 9,327,342      9,468,795       8,061,890
        Expenses                     8,350,523      8,735,349       8,782,496
        Income taxes (recovery)        412,987        331,647       (318,391)
                                 -------------   ------------    ------------

                                  $    563,832  $     401,799   $   (402,215)
                                 ============= ==============    ============



                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         FOR THE YEAR ENDED SEPTEMBER 30

                                                                   2004         2003        2002
                                                           ------------ ------- ---- -----------
        Cash provided by (used in) operating activities    $  (339,987) $ (335,958)  $   519,317
        Cash provided by (used in) financing activities       1,408,289     828,171    (444,159)
        Cash provided by (used in) investing activities       (292,670)   (414,200)    (228,455)
                                                           ------------ -----------  -----------
        Increase (decrease) in cash                             775,632      78,013    (153,297)
        Cash at beginning of year                               395,772     317,759      471,056
                                                           ------------ -----------  -----------

        Cash at end of year                                $  1,171,404 $   395,772  $   317,759
                                                           ============ ===========  ===========

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

(Expressed in Canadian Dollars)


-----------------------------------------------------------------------------------------------------------------------------------
COL. A                                                  COL. B                 COL. C                  COL. D          COL. E
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

                                                                           ADDITIONS
                                                                         (1)         Charged to                       Balance
                                                       Balance       Charged to        Other         Deductions        End of
                                                      Beginning       Costs and       Accounts       -Describe         Period
Description                                           of Period       Expenses       -Describe

For the year ended September 30, 2004

Allowance for doubtful accounts                    $      -         $      -       $      -        $      -        $      -


For the year ended September 30, 2003

Allowance for doubtful accounts                    $      680,731   $      -       $      -        $    (680,731)  $      -
                                                                                                      Deconso-
                                                                                                    lidation of
                                                                                                     subsidiary
                                                                                                      (Note 1)

For the year ended September 30, 2002

Allowance for doubtful accounts                    $      517,566   $  159,373     $      -        $      -        $   680,731
                                                                      Bad debts
                                                                    $    3,792 (1)


(1) These amounts represent the effect of foreign exchange fluctuations on the allowance for doubtful accounts.

 SCHEDULE XXVIII
 REAL ESTATE AND ACCUMULATED DEPRECIATION
 FOR THE YEAR ENDED SEPTEMBER 30, 2004
 (Expressed in Canadian Dollars)

                                                                                   COSTS CAPITALIZED
                                              INITIAL COST                            SUBSEQUENT TO
  DESCRIPTION              ENCUMBERANCES     TO THE COMPANY                          ACQUISITION
                                                    BUILDING &                        CARRYING
                                           LAND     IMPROVEMENTS     IMPROVEMENTS       COSTS        TOTAL
-----------------------------------------------------------------------------------------------------------------
 Industrial Building
 Toronto, Ontario
 Canada                    $ 3,259,868   $  560,000   $ 4,815,000       $ 2,300        $        -     $  2,300

 Industrial Building
 Hamilton, Ontario
 Canada                        432,994      280,000     1,320,000          -                    -            -

 Industrial Building
 Cambridge, Ontario
 Canada                        685,836      750,000     4,525,000          -                    -            -

 Commercial Building
 Newmarket, Ontario
 Canada                        750,000      163,027       786,973          -                    -            -

                            ----------   ----------    ----------        ------         -----------    --------
                           $ 5,128,698  $ 1,753,027   $11,446,973       $ 2,300        $        -     $  2,300
                            ==========   ==========    ==========        ======         ===========    ========


                                                                                                                    LIFE ON WHICH
                                                                                                                     DEPRECIATION
                                                                                                                      IN LATEST
                                               GROSS AMOUNT                                                             INCOME
                                             AT WHICH CARRIED              ACCUMULATED         DATE OF       DATE     STATEMENTS IS
  DESCRIPTION                               AT CLOSE OF PERIOD            DEPRECIATION      CONSTRUCTION    ACQUIRED    COMPUTED
                                                BUILDING &
                                     LAND       IMPROVEMENTS    TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
 Industrial Building
 Toronto, Ontario
 Canada                          $ 560,000    $ 4,817,300      $ 5,377,300  $ 216,818            1953     Jan. 1, 2004    40 Years

 Industrial Building
 Hamilton, Ontario
 Canada                            280,000      1,320,000        1,600,000     49,545            1918     Jan. 1, 2004    40 Years

 Industrial Building
 Cambridge, Ontario
 Canada                            565,000      4,525,000        5,090,000    170,126            1966     Jan. 1, 2004    40 Years

 Commercial Building
 Newmarket, Ontario
 Canada                            163,027        786,973          950,000     22,500            1986     Jan. 1, 2004    40 Years

                                ----------     ----------       ----------   ---------
                               $ 1,568,027    $11,449,273      $13,017,300  $ 458,989
                                ==========     ==========       ==========   ========


 RECONCILIATION

                                                                                               Accumulated
                                                            Cost                               Depreciation
   Balance at beginning of year                              $         -                       $       -

   Additions during the period
     Acquisitions through forcloser         $         -                       $         -
     Other acquisitions                      13,200,000                                 -
     Improvements, etc.                           2,300                                 -
     Depreciation for the period                      -                           458,989
      Other                                           -                                 -
                                             -----------                       -----------
                                                              13,202,300                         458,989
   Deductions during the period
     Cost of real estate sold                   185,000                                 -
     Other                                            -                                 -
                                             -----------                       -----------
                                                                 185,000                               -
                                                             -----------                         --------
   Balance at end of period                                 $ 13,017,300                        $ 458,989
                                                             ===========                         ========

SCHEDULE XXIX
MORTGAGE LOANS ON REAL ESTATE
FOR THE YEAR ENDED SEPTEMBER 30, 2004
 (Expressed in Canadian Dollars)

                                                                                                          PRINCIPAL
                                                                                                          AMOUNT OF
                                                                                                        LOANS SUBJECT
                                  FINAL      PERIODIC                     FACE         CARRYING         TO DELINQUENT
                   INTEREST     MATURITY     PAYMENT       PRIOR       AMOUNT OF       AMOUNT OF         PRINCIPAL OR
    DESCRIPTION      RATE         DATE        TERMS        LIENS       MORTGAGES       MORTGAGES           INTEREST
========================================================================================================================
First mortgage
Vacant Land          9.50%       Demand     On Demand      None       $ 857,107       $ 857,107              Nil
-------------------------------------------------------------------------------------------------------------------------


RECONCILIATION
                                                                Mortgages
                                                                Receivable
  Balance at beginning of year                                      $        -
  Additions during the period
    New mortgage loans                             $      -
    Acquired on amalgamation                        857,107
    Other                                                 -
                                                    --------
                                                                             -
                                                                       857,107
  Deductions during the period
    Collections of principal                              -
    Foreclosures                                          -
    Cost of mortgage sold                                 -
    Amortization of premium                               -
    Other                                                 -
                                                   ---------
                                                                             -
  Balance at end of period                                           $ 857,107
                                                                ===============

                                EXHIBIT INDEX



31-1 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
31-2 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
32-1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).
32-2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).