Form 20-F
period 2005-09-30
GENTERRA INC
filed 2006-03-31
CIK 1220859

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

For the Fiscal year ended:       September 30, 2005
                          ---------------------------------------------

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

                                      None

     At March 2, 2006 Genterra Inc. had outstanding 18,279,225 Class A shares and 1,704,115 Class C Preferred Shares, Series 1

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

UNLESS OTHERWISE NOTED, THE DOLLAR AMOUNTS CONTAINED IN THIS REPORT ARE IN CANADIAN CURRENCY ($1 CDN = $0.8834 U.S. AT MARCH 2, 2006) AND ARE PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA.


Historic rates of exchange appear in Part I, Item 3 of this report. The effect of material differences between Canadian and United States generally accepted accounting principles which would bear upon Genterra Inc.'s (the "Company") financial statements, are set forth in the Note 14 to the Company's Audited Consolidated Financial Statements which are included in Part III Item 18 herein.

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

SELECTED FINANCIAL DATA - FISCAL YEAR END

                                 GENTERRA INC.
                            Summary of operating data
                        (All figures in Canadian dollars)
                       (Prepared Under Canadian G.A.A.P.)
                            Year Ending September 30,
                                  (As restated)

                                        2005             2004            2003              2002              2001
                                        ----             ----            ----              ----              ----
Sales                              $        --      $        --      $        --        $26,616,978      $30,616,884

Cost of sales                               --               --               --         18,555,088       20,810,855
                                     ---------       -----------      -----------        ----------       ----------

Gross profit *                              --               --               --          8,061,890        9,806,029

Rental and investment revenue        3,155,003        2,276,247           82,664             84,226           99,825

Expenses                            (2,613,495)      (1,806,566)        (226,891)        (8,950,540)      (8,320,228)
                                     ---------        ----------       ----------         ---------        ---------

Earnings (loss)  before the
 undernoted                            541,508          469,681         (144,227)          (804,424)       1,585,626

Equity in earnings (loss)
  of former investee                   (22,437)         214,691           96,205                 --               --

(Loss) gain on issuance of
 shares by former equitee investee     (21,681)         (87,646)             613            (90,477)              --

Gain (loss) on sale of shares
 of former equity investee           1,044,942           44,320         (175,794)          (354,983)              --

Income tax recovery (expense)         (467,477)         148,489           38,376             87,840         (539,406)

Non-controlling interest                    --               --               --            236,031         (578,628)
                                     ----------         --------        ---------          ---------        ---------

Net earnings (loss) for
 the year                          $ 1,074,855      $   789,535      $  (184,827)         ($926,013)        $467,592
                                     =========        ==========       ==========          =========        =========

Earnings (loss) per share
 for the year                            $0.05            $0.04           ($0.01)            ($0.07)           $0.04
                                         -----            -----           -------            -------           ------

Weighted average number
of equity shares outstanding
 during the year                    18,763,237       17,297,377       12,867,581         13,100,914       13,117,581
------------------------------------------------------------------------------------------------------------------------

* Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Gross Profit should not be considered as an alternative to net earnings (loss) or cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating Gross Profit may differ from other companies and may not be comparable to measures used by other companies. Gross Profit is net earnings (loss) before other rental and investment income, expenses, equity in earnings (loss) of former investee, (loss) gain on issue of shares by former equity investee, gain (loss) on sale of shares of former equity investee, income taxes and non-controlling interest.


Balance Sheet Data:                                        As at September 30,

                                     2005            2004            2003                 2002                2001
                                   -------         --------         --------           ---------           ---------
Working
 capital                         $ 6,550,035     $ 1,255,633      $1,476,914          $ 9,389,706          $10,123,772

Total assets                      21,608,140      20,437,124       4,173,703           16,213,684           18,416,027

Long-term
 debt                              4,932,970       5,128,698              --            1,497,233            2,312,198

Shareholders'
 equity                           15,019,787      13,625,916       3,844,656            4,254,636            5,235,440

Cash dividends per
 Common Share                      Nil              Nil                Nil                 Nil                  Nil

------------------------------------------------------------------------------------------------------------------------

The effect on net earnings (loss), earnings (loss) per share and total assets of the differences between accounting principles generally accepted in Canada and those accepted in the United States as described in Note 14 to the Audited Consolidated Financial Statements for the five years ended September 30, 2004, 2003, 2002, and 2001 are summarized as follows:

Five year historical data
Years ended September 30
Balance Sheet Data


                                                Canadian                              U.S.
                                              Accounting           Increase        Accounting
      Year ended September 30, 2005           Principles          (Decrease)       Principles
                                            -------------      -------------      ------------
Working capital                              $ 6,550,035         $  63,747        $ 6,613,782
                                            =============                         ============

Total assets                                  21,608,140           975,615         22,583,755
                                            =============                         ============

Long-term debt                                 4,932,970              --            4,932,970
                                            =============                         ============

Shareholders' equity                          15,019,787           805,781         15,825,568
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
                                            =============                         ============

Cash dividends per common share                      Nil                                  Nil
                                            =============                         ============

                                                                   Year Ended September 30,
                                                    2005          2004         2003         2002         2001
                                                  ---------    ---------    ---------    ---------    ---------
Earnings (loss) for the period in accordance
 with Canadian GAAP                              $1,074,855    $ 789,535    $(184,827)   $(926,013)   $ 467,592

 Foreign exchange (gain) loss on long-term debt          --           --           --       (8,852)     102,055
 Minority interest thereon                               --           --           --        5,195      (61,147)
                                                  ---------      --------    ---------    ---------     --------
Net earnings (loss) for the period in
 accordance with US GAAP                          1,074,855      789,535     (184,827)    (929,670)     508,500
                                                  ==========     ========    =========    =========     ========

Net earnings (loss) for the
 period in accordance with US GAAP                1,074,855      789,535     (184,827)    (929,670)     508,500

Other comprehensive (loss) income, net of tax
Unrealized (loss) gain on available for sale
 securities                                         805,781      (15,798)      70,052      (40,124)     (62,348)
                                                 ----------      --------     --------    ---------     --------
Comprehensive income (loss)                       1,880,636      773,737     (114,775)    (969,794)     446,152
                                                 ==========      ========     ========    =========     ========

Earnings (loss) per share - US accounting
principles - for the period                           $0.10        $0.04        (0.01)       (0.07)        0.03
                                                 ==========      ========     ========    ========       =======

Diluted earnings (loss) per share
 US accounting principles - for the period            $0.10        $0.04        (0.01)       (0.07)        0.03
                                                 ==========      ========     ========    =========    ========


     The following table sets forth the high and low exchange rates for each month during the previous six months.



                             C$ HIGH                      C$ LOW
                    C$/US$        US$/C$          C$/US$          US$/C$
February 2006       1.1379       0.8788           1.1548          0.8660
January 2006        1.1436       0.8744           1.1619          0.8606
December 2005       1.1507       0.8690           1.1736          0.8521
November 2005       1.1656       0.8579           1.1771          0.8495
October 2005        1.1657       0.8579           1.1887          0.8413
September 2005      1.1607       0.8615           1.1880          0.8418


     The following tables set forth a history of the average exchange rates for the US/Canadian dollar during the last five fiscal years of the Company, calculated using the average of the exchange rates on the last day of each month during the period.


Fiscal Year
Ended September 30,          C$/US$              US$/C$

2001                         1.5359              0.6511
2002                         1.5742              0.6352
2003                         1.4578              0.6860
2004                         1.3230              0.7559
2005                         1.2169              0.8218

Source:  Federal Reserve Statistical Release


     On March 2, 2006 the exchange rate for the US/Canadian dollars was $0.8834 ($1.1320/1US$), based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York. The above averages are calculated from daily noon buying rates.


B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable

D. Risk factors

     The Company's operating results and business is highly dependent upon the operations and results of its rental real estate properties.


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


b.  LOSS OF SINGLE PURPOSE TENANTS COULD RESULT IN HIGHER LEASING COSTS

     The need to renew and release upon lease expiration is no different for Genterra than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenant, have tenant specific leasehold improvements. In the event that Genterra is not successful in renewing these leases upon their expiration, or replacing them with a similar tenant, a significant amount of demolition will be required and could therefore be considered a risk factor.


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


d.  RELOCATION/LOSS OF TENANTS COULD AFFECT LEASING FLEXIBILITY

     The relocation by an existing tenant could adversely affect the Company's ability to generate income. The property located at Wendell Avenue, Toronto, Ontario is a multi-tenant facility with 70% of the building currently leased to 2 tenants. The balance of the building is leased to smaller tenants. In the event that one or more of these tenants was to terminate their lease and relocate, and such a tenant could not be replaced, this could be considered a risk factor as it could impact our ability to provide appropriate space to prospective tenants.


e.  THE NEED TO RENEGOTIATE FINANCING TERMS AS THEY COME DUE

     The ability to renegotiate mortgage financing on the various properties as they fall due could be considered a risk factor. The Company might not be able to successfully renegotiate mortgage financing on favorable terms on the various properties as the existing mortgages fall due.

f.  GENERAL UNINSURED LOSSES

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


g.  ENVIROMENTAL LEGISLATION AND CONTAMINATION

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


ITEM 4.           INFORMATION ON THE COMPANY

A. History and development of the Company

     Genterra was created by the amalgamation of Mirtronics and Genterra Investment by Articles of Amalgamation filed December 31, 2003.

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

     Mirtronics was a holding company whose principal holding at the time of the aforementioned amalgamation was a 20.5% (31.1% fully diluted) equity interest in Synergx, a public company whose shares trade on NASDAQ. Synergx produces and services control systems for fire, life safety, commercial security and other purposes in the Metropolitan areas of New York City and Dallas, Texas.

     Until September 30, 2002, Mirtronics effectively controlled Synergx through ownership of 31.3% of its issued shares (41% on a fully diluted basis). On September 30 2002, Synergx completed a private placement of shares and warrants to third parties, and on October 17, 2002, Mirtronics sold 140,000 Synergx shares to third parties. In May 2003 Mirtronics sold a further 30,000 shares of Synergx to a third party. As a result, Mirtronics holdings in Synergx were reduced to 20.5% (31.1% fully diluted), and Mirtronics no longer effectively controlled Synergx

     In December 2003, Mirtronics exercised a previously granted warrant to purchase an additional 620,000 common shares of Synergx. Genterrra Investment held 161,668 common shares of Synergx at the date of the amalgamation which became the property of Genterra. In September 2004, the Company sold 25,000 common shares of Synergx to third parties. During the fourth quarter ended September 30, 2005 Genterra sold 684,750 common shares of Synergx. As a result, at September 30, 2005, Genterra's percentage holding in Synergx was reduced to 17.13%, fully diluted. The Company no longer exercises significant influence over the operations of Synergx. Consistent with this, effective June 30, 2005, Genterra has ceased recording its share of earnings of Synergx and now accounts for this investment on the cost basis.

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


C. Organizational Structure.

     Genterra comprises of its wholly owned subsidiaries, Rallets Realty Inc., Huntbrook Developments Inc., 127627 Ontario Limited, and 767705 Ontario Limited, each of which is organized in Canada. In addition, Genterra, at March 2, 2006, had a 17.13% interest in Synergx.

D. Property, plants and equipment.

     The Company's executive offices, shared with a number of other corporations, are located at 106 Avenue Road, Toronto, Ontario, Canada M5R 2H3. The Company's cost for such offices is shared with other entities utilizing common management services.


DESCRIPTION OF REAL ESTATE

Location                                Type                    Square          Occupancy      Mortgage Details
                                                                Footage
140 Wendell Avenue, Toronto             Multi tenant            202,000         No          4.63% first mortgage due July 2010
 Ontario, Canada                         Industrial                              Vacancy

1095 Stellar Drive, Newmarket           Multi tenant             26,000         No          lender base rate plus 0.4%, fixed at
 Ontario, Canada                         Commercial                              Vacancy     7.7% until 2008, first mortgage due
                                                                                             August 2022

450 Dobbie Drive, Cambridge,            Single tenant           250,000         No          6.52% first mortgage due December 2007
 Ontario, Canada                         Industrial                              Vacancy

200 Glendale Avenue North,              Single tenant           200,000         No          Prime plus 1.75% first mortgage
 Hamilton, Ontario, Canada               Industrial                           Vacancy        due August 2011



There are currently no proposed programs for renovation or redevelopment of the subject properties. The properties currently are held for their cashflow and may be available for sale depending on prevailing market conditions.


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

In October 2002, the Company sold a portion of its investment in Synergx and granted an option on additional shares therein, which was subsequently exercised, reducing its investment in Synergx to 20.5%. These sales eliminated the Company's ability to designate the Board of Directors of Synergx and, therefore, the Company and Synergx no longer enjoyed a parent-subsidiary relationship and consolidation of the financial results of Synergx was no longer appropriate. During the fourth quarter ended September 30, 2005 Genterra sold 684,750 common shares of Synergx. As a result, at September 30, 2005, Genterra's percentage holding in Synergx was reduced to 17.13%, fully diluted. The Company no longer exercises significant influence over the operations of Synergx. Consistent with this, effective June 30, 2005, Genterra has ceased recording its share of earnings of Synergx and now accounts for this investment on the cost basis.

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

                                            2005                                         2004

                             Fourth    Third    Second    First         Fourth    Third     Second    First
                             Quarter   Quarter  Quarter   Quarter       Quarter   Quarter   Quarter   Quarter
                            --------- -------- --------- ---------      --------- --------- --------- ---------
Revenue                       $758     $774      $811     $ 812          $ 751     $ 714     $ 790     $  21

Net earnings (loss)            768       96       120        91            466       217       128       (21)

Earnings per share
  Basic                      $0.04    $0.00     $0.01     $0.00          $0.02     $0.01     $0.01     $0.00
  Diluted                     0.04     0.00      0.01      0.00           0.02      0.01      0.01      0.00



Periods ended September 30, 2005 and 2004

The following table sets forth items derived from the consolidated statements of operations for the three-month periods ended September 30, 2005 and 2004 and for the years ended September 30, 2005, 2004 and 2003. The results of operations for the years ended September 30, 2004 and 2003 include the pre-amalgamation results of Mirtronics from October 1, 2002 to December 31, 2003:

                                           Three Months Ended                             Year Ended
                                         September 30 (Unaudited)                         September 30
                                       ------------------------------      --------------------------------------------
                                            2005            2004                     2005           2004           2003
                                       -------------- ---------------      -------------- -------------- --------------
Revenue                                  $ 758,392       $ 750,777         $ 3,155,003    $ 2,276,247        $ 82,664
Administrative expenses                   (252,651)       (101,097)           (630,255)      (272,715)       (226,891)
Rental real estate
 operating expenses                       (249,276)      (244,443)          (1,035,531)      (769,673)             -
Other expenses                            (229,590)       (253,503)           (947,709)      (764,178)             -
Income (loss) on equity items               (6,499)         (3,872)            (44,118)       127,045          96,818
Gain (loss) on sale of shares
  of former equity investee              1,001,993          44,320           1,044,942         44,320        (175,794)
                                        -----------     -----------        ------------     ----------     ----------
Earnings (loss) before
 income taxes                            1,022,369         192,182           1,542,332        641,046        (223,203)
Income taxes                              (254,557)        273,790            (467,477)       148,489          38,376
                                         ----------     -----------        ------------     ---------      ----------
Net earnings (loss)                      $ 767,812       $ 465,972         $ 1,074,855      $ 789,535      $ (184,827)
                                         ==========     ===========        ============     ==========     ===========


Revenue. Rental revenue for the fourth quarter ended September 30, 2005 was $744,587, an increase of $39,181, as compared to $705,406 for the comparable 2004 period. Rental revenue for the year ended September 30, 2005 was $3,030,955, an increase of $914,219, as compared to $2,116,736 for the comparable 2004 period. The increase in rental revenue for the three-month period ended September 30, 2005 compared to the comparable 2004 period was attributable to rental rate increases and the recovery of increased common element expenses. The increase in rental revenue for the year ended September 30, 2005 compared to the comparable 2004 period was due to the December 31, 2003 addition of the real estate portfolio in conjunction with the aforementioned amalgamation together with rental rate increases. Investment income for the fourth quarter ended September 30, 2005 was $13,805 as compared to $14,808 for the comparable 2004 period. Investment income for the year ended September 30, 2005 was $124,048 as compared to $128,948 for the comparable 2004 period.


Administrative Expenses. Administrative expenses include fees for management and administrative services, legal and audit fees, financing expenses and public company shareholder costs. Administrative expenses for the three months ended September 30, 2005 was $252,651 as compared to $101,097 for the comparable 2004 period. Expenses for the 2005 quarter include management compensation expense incurred during the period and foreign exchange losses on the Company's U.S. cash balances. Administrative expenses for the year ended September 30, 2005 increased to $630,255 from $272,715 in the comparable 2004 period. The overall increase was due to the current year's twelve month inclusion of expenses from the previously noted amalgamation compared to nine months in the comparable 2004 period, one-time costs regarding the new mortgage financing, non-recurring transfer agent costs resulting from the issuance of shares to the amalgamating shareholders, as well as the aforementioned management compensation expense and foreign exchange losses.


Rental Real Estate Operating Expenses. Rental real estate properties operating expenses for the three months ended September 30, 2005 was $249,276 as compared to $244,443 for the comparable 2004 period. Rental real estate properties operating expenses for the year ended September 30, 2005 increased to $1,035,531 from $769,673 in the comparable 2004 period. The overall increase was due to the current year's twelve month inclusion of expenses from the previously noted amalgamation compared to nine months in the comparable 2004 period.


Other Expenses. The Company incurred interest expense of $65,194 and $ 99,140 for the fourth quarter of fiscal 2005 and 2004 respectively. Interest expense for the year ended September 30, 2005 was $343,810 and $305,189 for the comparable 2004 period. Amortization for the three months ended September 30, 2005 and 2004 were $164,396 and $154,363 respectively. Amortization for the year ended September 30, 2005 was $603,899 and $458,989 for the comparable 2004 period. The decrease in interest cost for the fourth quarter was due to the substantial decrease in interest rate on new mortgage financing. The overall increase in these expenses was due to the current year's twelve month inclusion of expenses from the previously noted amalgamation compared to nine months in the comparable 2004 period.


Equity Items. During the fourth quarter ended September 30, 2005 the Company sold 684,750 common shares of Synergx, realizing a gain of $1,001,993 on the sale. The Company no longer exercises significant influence over the operations of Synergx. Consistent with this, effective June 30, 2005, Genterra has ceased recording its share of earnings of Synergx and now accounts for this investment on the cost basis. Earlier in the year the Company sold 15,000 common shares of Synergx. The total gain on the sale of Synergx shares for the year ended September 30, 2005 was $1,044,942. This compares to a gain on sale of Synergx shares in the fourth quarter of fiscal 2004 and for the 2004 year of $44,320. For the year ended September 30, 2005 the Company recorded an equity loss of $22,437 and a loss of $21,681 on issuance of shares by its former equity investee. This compares to equity earnings of $214,691 and a loss of $87,646 on the issuance of shares by its former equity investee in the comparable 2004 period. The decrease in equity earnings in fiscal 2005 was primarily due to slow economic activity in Synergx's major markets, lower gross profits at Synergx resulting from lower product sales and from unabsorbed fixed overheads. Synergx's decrease in product gross margins was partially offset by higher gross profit on service revenues.


Income Tax Provision. During the three-month period and year ended September 30, 2005, due to the utilization of non-capital and capital losses carried forward, the Company recorded future income tax expense of $242,929 and $455,849 respectively. The effective tax rates were 24.9% and 30.3% for the three-month period and year ended September 30, 2005 respectively. As a result of the aforementioned amalgamation, the Company reviewed the likelihood of the utilization of prior period non-capital losses. Based upon this review, it was determined that the realization of the tax benefit of the non-capital losses was now more likely than not and, accordingly, during the fourth quarter of 2004 the Company reversed a previously recorded non-utilization allowance of $400,000. As a result, the effective tax rate for the three month period and year ended
September 30, 2004 were a recovery of 143.5% and 23.2% respectively. The difference between the Company's statutory tax rate and its effective tax rate is due to permanent differences and, in 2004, the revaluation of the allowance taken against the realization of the future income tax benefits of the non-capital losses carried forward.


Net Earnings. The Company reported net earnings of $767,812 for the three months ended September 30, 2005, compared with net earnings of $465,972 for the comparable 2004 period. Net earnings for the year ended September 30, 2005 was $1,074,855 as compared to net earnings of $789,535 for the comparable 2004 period. The overall increase in fiscal 2005 was as a result of the gain on sale of shares Synergx and the inclusion of an entire year's net earnings from the real estate and investment portfolio acquired from the aforementioned amalgamation offset by the decreased performance by the Company's former equity investee.


Inflation. Inflation has not had a material impact on the results of the Company's operations in its last quarter, and it is not anticipated to materially impact on the Company's operations during its current fiscal year.



LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, marketable securities and cash flow from rental, finance and investment operations. In addition, $1,000,000 of the Company's Mortgages and a Notes Receivable have scheduled repayments during the 2006 year, $250,000 of which has already been collected.

The Company's working capital amounted to $6,550,035 at September 30, 2005, compared to $1,255,633 at September 30, 2004. The ratio of current assets to current liabilities was 8.96:1 at September 30, 2005 and 1.38:1 at September 30, 2004. In June 2005 the Company finalized a new mortgage arrangement to replace approximately $3.1 million of long-term debt due in July 2005 and February 2006 relating to a first and second mortgage on one of its properties. This debt is now classified as a long-term liability. In addition, the Company's working capital and current ratio have been positively impacted by the proceeds received from the sale of a portion of its investment in Synergx.

During the year ended September 30, 2005, the Company's cash position increased by $2,615,532 to $4,373,641. The change was due to the net result of the following increases and utilizations:

- Operating Activities increased cash by $1,523,283. This was as a result of $1,133,779 in cash generated from operations and $389,504 of cash realized from changes in non-cash components of working capital.

- Financing Activities utilized $3,545,728 in cash to make scheduled and balloon repayments on mortgage obligations. This utilization was offset by $3,350,000 of new mortgage financing.

- Investing Activities increased cash by $1,287,977. The Company realized the following increases in cash: $200,000 in payments received on the outstanding note and $2,340,548 on the sale of shares of the Company's former equity investee, Synergx. During the period, the Company utilized $1,003,600 for investments in mortgages and notes receivable, $229,138 for additions to rental real estate properties and $19,833 in cash to increase its holdings of marketable securities.

The Company anticipates that it will require approximately $1,700,000 in order to meet its ongoing expected costs for the next twelve months. These costs include real estate operating expenses, fees for management and administrative services provided to the Company, legal and audit fees, financing expenses and public company shareholder costs. The Company expects to generate the revenue required in order to service these expenditures from rental revenue from existing leased real estate, finance and investment income. In addition, the Company has scheduled long-term debt repayments of approximately $452,000 in the next twelve months. Cash flow from operations will be used to finance these regularly scheduled debt repayments.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT and EMPLOYEES


     The  Officers are elected the same date as the Board of  Directors.

                                                                                                   Number   of   Shares
Name                            Principal Occupation                       Director Since          Beneficially Held (1)
--------------------------------------------------------------------------------------------------------------------
Mark I. Litwin, President       President, Sutton Management Limited      February 21, 1990 (5)        2 Class A (2)
Ontario, Canada

Stan Abramowitz, Secretary      Executive, Forum Financial Corporation    March 16, 1999 (5)           2 Class A
Ontario, Canada

Alan Kornblum (3) (4)           President, Distinctive Designs            June 4, 1991 (5)             2 Class A
Ontario, Canada                  Furniture Inc.

Irwin Singer (7)                Barrister & Solicitor                     March 1993                   Nil

Donald Resnick (3)(4)(6)(8)     Corporate Director                        April 20, 2005               Nil
Ontario, Canada

Sol D. Nayman (3)(4)(6)(7)      President,                                February 23, 2006            Nil
Ontario, Canada                  S.D. Nayman Management Inc.

Morton Litwin(8)                Consultant                                January 8, 1996              25,450 Class A


(1) The information as to shares beneficially owned not being within the knowledge of the Corporation has been furnished by the respective directors individually.

(2) 6,149,946 Class A shares and 6,459 Class B shares are beneficially owned by Sutton Management Limited ("Sutton"), which corporation is beneficially owned by Mark I. Litwin, President and a Director of the Company and his sister, Risa Litwin-Shearer.

(3)  Member of Audit Committee.

(4)  Corporate Governance Committee.

(5) On December 31, 2003, Mirtronics Inc. and Genterra Investment Corporation completed an amalgamation to form Genterra Inc. This refers to the date that the person became a Director of Mirtronics Inc.

(6)  During the ten-year period prior to the date hereof, Donald Resnick and Sol
     D. Nayman were directors of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements. The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.

(7) Mr. Singer passed away during 2005 and was replaced on the Board by Mr. Nayman at the Annual Meeting held February 23, 2006.

(8) Mr. Litwin retired April 19, 2005 and was replaced by the Board with Mr. Resnick.

Information Concerning Directors of Genterra

Mark Litwin - President and Director
Mr. Litwin has a BA Honors in Economics and a MBA degree from York University. Mr. Litwin held the position of President of Mirtronics since 1990. Mr. Litwin was also President and a Director of Genterra Investment, a position he held since 1987. Mr. Litwin is also a director and officer of other corporations affiliated with Forum Financial Corporation ("Forum"), a Toronto based private investment management organization. Mr. Litwin has significant experience in the management of commercial and industrial real estate.

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

Donald Resnick - Director
Mr. Resnick is a chartered accountant and retired as a partner with Deloitte & Touche, Chartered Accountants, in 1989. Prior to that, Mr. Resnick was a partner in Deloitte & Touche's Toronto office. Mr. Resnick has been a director of Magna International for several years.

Sol D. Nayman - Director
Mr. Nayman is a member of the Board of Directors of Polyair Inter Pack Inc. and DoveCorp. Enterprises Inc. and has previously served as a board member of other public companies. Until 2000, Mr. Nayman was for many years Executive Vice President of Club Monaco Inc. Since then, Mr. Nayman has been a partner at Hill, Gertner, Mimran & Nayman, a merchant banking and consulting entity. Mr. Nayman is also President of S.D. Nayman Management Inc.

     The term of office of each person so elected will be from the date of the Meeting at which he is elected until the next Annual Meeting of the Corporation or until his successor is elected or appointed.

     The Company does not have an executive committee of its Board of Directors.

     Morton Litwin is the uncle of Mark Litwin. With his retirement, there are no family relationships among the Directors or Executive Officers. There are no arrangements or understandings between any Director or Executive Officer and any other person pursuant to which the Director or Executive Officer was selected.

     For the fiscal year ended September 30, 2005, the Company's executive officers, directors and senior management (6 persons) received an aggregate of $148,333 as a group.

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

                                                Annual Compensation                        Long Term Compensation
                                                -------------------                        ----------------------
                                                                    Other Annual           Number of Common Shares
        Name and Principal Position      Year    Salary    Bonus    Compensation                Under Options
        Mark I. Litwin                   2005    $5,000     Nil     $60,000 (1)                      Nil
        President                        2004    $5,000     Nil     $51,000 (1)                      Nil
                                         2003    $5,000     Nil     $24,000 (1)                  100,000 (2)

        Stan Abramowitz                  2005      Nil    $75,000       Nil                          Nil
        Chief Financial Officer          2004      Nil      Nil         Nil                          Nil
                                         2003      Nil      Nil         Nil                       50,000 (2)


(1) $24,000 in each year relates to an annual management fee paid by the Corporation to Sutton for management and administrative services provided to the Corporation.

(2) Mirtronics Inc. options cancelled on amalgamation with Genterra Investment Corporation.


     The Company has no pension, retirement or similar plans and none are proposed at the present time; accordingly, no amounts have been set aside or accrued by the Company for such plans.

Committee Responsibilities and Activities

The Company currently has two committees, being the Audit Committee and the Corporate Governance Committee. A summary of the responsibilities and activities and the membership of each of these Committees is set out below.

The Audit Committee

The Audit Committee's Charter

Mandate
The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents, monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee also meets periodically with the Company's external auditors to discuss and review specific issues as appropriate.

In accordance with MI 52-110, the Company's Audit Committee established procedures for:

     (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

     (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Company has implemented a "Whistleblower" Policy to satisfy the obligations under MI 52-110, as recommended by the Audit Committee. This Policy is available to all directors, officers, employees, consultants and contractors of the Company.

Composition
The Committee must be comprised of three directors as determined by the Board of Directors, all of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee. The Audit Committee is currently comprised of Alan Kornblum, Donald Resnick and Sol Nayman. The Audit Committee will be comprised of "independent" directors as indicated under Multilateral Instrument 52-110. All members of the Company's Audit Committee are financially literate and have a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Audit Committee are required to be appointed by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings
The Audit Committee meets quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least quarterly with the Chief Financial Officer (or individual acting in that capacity, if there is no such position) and the external auditors in separate sessions.

Responsibilities and Duties
To fulfill its responsibilities and duties, the Committee shall:

(a)  Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors
(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

Financial Reporting Processes
(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)  Consider  the   external   auditors'   judgments   about  the  quality  and
     appropriateness Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d)  Review  significant  judgments made by management in the preparation of the
     financial   statements  and  the  view  of  the  external  auditors  as  to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)  Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other
The Committee also reviews any related-party transactions.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Corporate Governance Committee

The Board of Directors established a Corporate Governance Committee in 2004 to monitor and implement the Corporation's corporate governance practices. This committee currently consists of Alan Kornblum, Donald Resnick and Sol Nayman. Upon the implementation of NI 58-101 and NP 58-201, the Corporate Governance Committee reviewed the Corporation's corporate governance practices to determine how best to ensure continued compliance with the new guidelines.

Compensation Committee

Management and the Board are of the opinion that the Company currently has no requirement for a Compensation Committee. However, if the size of the Board of Directors is increased and if the Company deems it necessary, a Compensation Committee will be appointed which will be comprised of unrelated directors. A Compensation Committee would be responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the Board the compensation of the executive officers; reviewing executive appointments; and recommending the adequacy and form of directors' compensation.


Employees

     As at September 30, 2005, Genterra had 1 employee.


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



ITEM 7.  MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

     The following table lists all persons who own more than 5% of the Company's Class A voting securities and the total amount of the Company's Class A voting securities owned by the Officers and Directors as a group as of March 1, 2006:

                                                                                                               Total
                                        Identity of Person       Number of              Percentage             Voting
Title of Class                               or Group           Shares Owned            of Class             Percentage(3)
--------------                          ------------------      ------------            ----------           ----------
Class A Shares                          Sutton Management
                                        Limited (1)              6,149,946                33.64%               28.0%

Class A Shares                          Fred Litwin(2)           3,015,067                16.49%               21.6%

Class A Shares                          Mark Litwin (1)          6,149,947                33.64%               28.0%
                                        and Risa Litwin

Class A Shares                          All officers and
                                        directors as a
                                        group (five persons)     6,149,947                33.64%               28.0%


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

Related party transactions for the year ended September 30, 2005 are summarized as follows:

o The Company leases its property situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"). The lease term, as renewed, commenced January 1, 2004 and ends December 31, 2007, at an annual net, net rental of $926,345. The results of operations include rental revenue of $926,345 pertaining to this lease for the period from October 1, 2004 to September 30, 2005. Fred A. Litwin, indirectly is a significant shareholder of the Company, and is a director of Cambridge. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge.


o The Company leases its property situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced February 1, 1996 and ends January 31, 2011, at an annual net, net rental of $413,400 for the first 5 years and at a negotiated rate thereafter. The results of operations include rental revenue of $413,400 pertaining to this lease for the period from October 1, 2004 to September 30, 2005. Fred A. Litwin, indirectly is a significant shareholder of the Company, and is a director of Cambridge. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge.


o The Company leases part of its property situated at 140 Wendell Avenue, Toronto, Ontario to Distinctive Designs Furniture Inc. ("Distinctive"). The lease, which was renewed on October 1, 2004 at an annual rental of $275,000 per year, ends September 30, 2007. The results of operations include rental revenue, inclusive of expense recoveries, of $299,494 pertaining to this lease for the period from October 1, 2004 to September 30, 2005. Alan Kornblum and Stan Abramowitz are directors and/or officers of the Company and Distinctive. Fred A. Litwin owns or exercises control and direction over approximately 50.3% of Distinctive and 21.6% of the Company.


o The Company leases part of its property situated at 1095 Stellar Drive, Newmarket, Ontario to Fitcity Health Centre Inc. ("Fitcity"). The lease term commenced January 1, 2003 and ends December 31, 2007 at an annual net, net rental of $111,240 per year. The results of operations include rental revenue, inclusive of expense recoveries, of $202,953 pertaining to this lease for the period from October 1, 2004 to September 30, 2005. A wholly owned subsidiary of the Company is a party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand. During the year ended September 30, 2005 the Company received $13,079 of interest on this loan. As at September 30, 2005, Fitcity owed an aggregate amount of $388,595 of secured debt under this facility. The Company and Fitcity have agreed that annual repayments on this debt will be based on fifty percent (50%) of Fitcity's annual free cash flow beginning with its 2006/2007 fiscal year. In addition, Fitcity has provided the Company with a guarantee from an affiliated company for a minimum debt repayment of $50,000 in the first year. Mark I. Litwin is a director and/or officer of the Company and Fitcity and is the majority shareholder of Fitcity.



o    Management Contracts

     During the year ended September 30, 2005, Forum provided administrative services to the Company for fees of $117,000. The services provided include office facilities and clerical services, including bookkeeping and accounting. When requested, additional services are also provided on a fee-for-service basis. Stan Abramowitz is an officer and director of Forum and of the Company. Fred A. Litwin owns or exercises control and direction over Forum and 21.6% of the Company.

     During the year ended September 30, 2005 administrative services were provided to the Company by Sutton for fees of $24,000. Mark I. Litwin is a director and officer of Sutton and the Company. Mark I. Litwin is a 50% shareholder in Sutton. Sutton owns or exercises control and direction over approximately 28.0% of the Company.

     During the year ended September 30, 2005 First Ontario Investments Inc. ("FirstOnt") provided property management services to the Company for fees of $110,000. Stan Abramowitz and Mark I. Litwin are directors and/or officers of FirstOnt and the Company. Fred A. Litwin owns or exercises control and direction over FirstOnt and 21.6% of the Company.

     During the year ended September 30, 2005 consulting services were provided to the Company by Mark I. Litwin for fees of $36,000. Mark I. Litwin is president of the Company.

     During the year ended September 30, 2005 the Company paid to Stan Abramowitz, Chief Financial Officer of the Company, a bonus of $75,000 for services rendered to the Company over the past year.


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



Annual Information
-----------------------------------------------------------------------------
                           Common Shares of           Class B Preferred Shares
                           Mirtronics Inc and         of Mirtronics Inc. and
                           Class A Shares of          Class C Preferred Shares,
                              Genterra Inc            Series 1 of Genterra Inc.
  2001                       $0.39       $0.08          $0.10        $0.03
  2002                       $0.36       $0.13          $0.05        $0.02
  2003                       $0.25       $0.12         No Trades    No Trades
  2004                       $0.30       $0.05         No Trades    No Trades
  2005                       $0.35       $0.09         No Trades    No Trades

----------------------------------------------------------------------------
Quarterly Information
----------------------------------------------------------------------------
 December 31, 2003         No Trades   No Trades       No Trades    No Trades
 March 31, 2004             $0.17       $0.05          No Trades    No Trades
 June 30, 2004              $0.30       $0.14          No Trades    No Trades
 September 30, 2004         $0.17       $0.12          No Trades    No Trades
 December 31, 2004          $0.17       $0.09          No Trades    No Trades
 March 31, 2005             $0.25       $0.13          No Trades    No Trades
 June 30, 2005              $0.20       $0.16          No Trades    No Trades
 September 30, 2005         $0.35       $0.19          No Trades    No Trades



Monthly Information
-----------------------------------------------------------------------------

September 2005             $0.30       $0.30          No Trades    No Trades
October 2005               $0.30       $0.25          No Trades    No Trades
November 2005              $0.30       $0.25          No Trades    No Trades
December 2005              $0.29       $0.25          No Trades    No Trades
January 2006               $0.35       $0.23          No Trades    No Trades
February 2006              $0.43       $0.27          No Trades    No Trades

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

           GENTERRA CLASS A SHARES AND MIRTRONICS COMMON SHARES

                         Fiscal Year Ended September 30,
               2005        2004       2003       2002        2001*
             -------------------------------------------------------
High Bid       $0.29       0.12       0.065      0.17        0.14
High Ask                                                    1.125
Low Bid        $0.088      0.0823     0.05       0.06        0.05
Low Ask                                                      0.25


* Figures represent reported sales, not Bid and Ask prices


TWO MOST RECENT FISCAL YEARS, BY FISCAL QUARTER:

                                CLOSING SALES
2004                       HIGH             LOW

OCT.  1
THRU                       .11              .088
DEC. 31
(Traded 7 days)

2005

JAN.  3
THRU                       .18              .135
MAR. 31
(Traded 3 days)

APR.  1
THRU                       .145             .1126
JUNE 30
(Traded 5 days)

JULY  1
THRU                       .29              .18
SEPT.30
(Traded 5 days)


MOST RECENT SIX MONTHS:

                                       CLOSING SALES
2005                       HIGH                            LOW

MONTH OF:

SEPT.                      .29                             .2357
(Traded 2 days)

OCT.                       .2076                           .2001
(Traded 2 days)

                                         CLOSING SALE

NOV.     21                                 .1914
(Traded 1 day)

DEC.     29                                 .20
(Traded 1 day)

                                        CLOSING SALES
2006                       HIGH                            LOW

JAN.                       .213                            .192
(Traded 3 days)

FEB.                       .31                             .30
(Traded 3 days)

      GENTERRA CLASS C PREFERRED SHARES, SERIES 1 AND MIRTRONICS CLASS B
                                PREFERRED SHARES

                              FISCAL YEAR ENDED SEPTEMBER 30,
                2005       2004      2003      2002        2001
              -------------------------------------------------------
High Bid      NO TRADES  NO TRADES  0.003     0.085       0.07
High Ask
Low Bid       NO TRADES  NO TRADES  0.001     0.001       0.02
Low Ask

** Figures for FY 2001, 2002 and 2003 represent reported sales, not Bid and Ask prices


There have been no trades recorded since June 5, 2003



     As at March 2, 2006, Genterra's shareholder register indicates that there were 14,396 holders of record of Class A Shares and 632 holders of record of Class C Preferred Shares, Series 1. Of these, 683 record holders of Class A shares holding an aggregate of 1,113,335 shares, representing approximately 6.09% of the Company's issued and outstanding Class A shares, 557 record holders of Class C Preferred Shares, Series 1 holding an aggregate of 944,884 shares, representing 55.45% of Company's issued and outstanding Class C Preferred Shares, Series 1, were resident in the United States.

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

C. Material Contracts

None.

D. Exchange Controls

     The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, prohibits the acquisition of control of a Canadian business enterprise in Canada by non-Canadians without prior consent of the Investment Canada Agency (with ultimate appeal to the Federal Cabinet), unless such acquisition is exempt under the provisions of the ICA. Both acquisition of natural resource properties and acquisition of producing properties may be considered to be the acquisition of control of a Canadian business enterprise for ICA purposes. The ICA also covers acquisition of control of Canadian corporate enterprises, whether by purchase of assets or shares. As at March 2, 2006, all of the directors of the Company are, and a majority of its voting shares were owned by Canadians. The Company is satisfied that it complies with ICA at present and accordingly is not a non-Canadian person as defined in ICA.

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

ITEM 16A COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that Mr. Donald Resnick, a member of the audit committee is an audit committee financial expert. Mr. Resnick is independent of management. For a description of Mr. Resnick's experience, please refer to item 6. The other members of the Audit Committee are Mr. Alan Kornblum and Mr. Sol Nayman, both of which are independent.

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

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for professional services provided by Kraft, Berger, Grill, Schwartz, Cohen & March LLP, Genterra's independent auditors in each of the last two fiscal periods in each of the following categories are:

                           Year ended September 30,
                         2005               2004

Audit fees             $32,950            $26,000
Tax fees                 2,450              5,800
Other Fees                  --             15,794(1)
-------------------------------------------------------
Total                  $35,400            $47,594

(1)  Fees charged in respect of work  performed in connection  with the December
     31,  2003   amalgamation  of  Mirtronics   Inc.  and  Genterra   Investment
     Corporation, the predecessors of the Company.

                                    PART III


ITEM 17.      FINANCIAL STATEMENTS

     The Company has elected to provide  Financial  Statements  pursuant to Item
18.

ITEM 18.      FINANCIAL STATEMENTS

     The financial statements included herein are the following:


ITEM 19.      FINANCIAL STATEMENTS AND EXHIBITS

(a) Reference is made to the "Index to Financial Statements and Supplemental Information set forth on page __ of this Annual Report.


(b)  Exhibits:

12-1 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
12-2 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
13-1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).
13-2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Consolidated Financial Statements of Genterra Inc.

         Report of Independent Registered Public Accounting Firm..............

         Consolidated Balance Sheets as at September 30, 2005 and 2004.........

         Consolidated Statements of Retained Earnings (Deficit) for the
           Years ended September 30, 2005, 2004 and 2003......................

         Consolidated Statements of Contributed Surplus for the Years ended
           September 30, 2005, 2004 and 2003..................................

         Consolidated Statements of Operations for the Years ended
           September 30, 2005, 2004 and 2003..................................

         Consolidated Statements of Cash Flows for the Years ended
           September 30, 2005, 2004 and 2003..................................

         Notes to Consolidated Financial Statements...........................


         Schedule II - Valuation and Qualifying Accounts......................

         Schedule XXVIII - Real Estate and Accumulated Depreciation ..........

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




Dated: March 31, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM





 To the Shareholders of
 GENTERRA INC.

We have audited the consolidated balance sheets of GENTERRA INC. as at September 30, 2005 and 2004 and the consolidated statements of operations, retained earnings (deficit), contributed surplus and cash flows for each of the years in the three-year period ended September 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2005 in conformity with accounting principles generally accepted in Canada.

The examination referred to in the above report also included the related financial statement schedules listed in response to Item 19(a) of the Company's annual report on Form 20-F for each of the years in the three-year period ended September 30, 2005. In our opinion, the related financial statement schedules, when considered in relation to the consolidated financial statements taken as a whole, present fairly the information set forth therein.

On December 16, 2005, we reported separately to the shareholders of GENTERRA INC. on the consolidated balance sheets as at September 30, 2005 and 2004 and the consolidated statements of retained earnings (deficit), operations and cash flows for each of the years in the three-year period ended September 30, 2005 prepared in accordance with Canadian generally accepted principles without a note disclosing the summary of differences between Canadian and United States accounting principles.


                                    "signed"
                KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
                              Chartered Accountants

 Toronto, Ontario
 December 16, 2005

CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30
(Expressed in Canadian Dollars)

ASSETS                                                              2005             2004
                                                                   ------           ------
                                                                                  (Note 1)
CURRENT
  Cash and cash equivalents                                    $  4,373,641   $  1,758,109
  Marketable securities                                             743,675        723,842
  Accounts and note receivable (Notes 3 and 12)                     236,941        589,630
  Income taxes receivable                                                 -          6,425
  Prepaid expenses and deposits                                     150,497        163,660
  Current portion of notes and mortgages receivable (Note 4)      1,861,707      1,007,107
  Future income taxes (Note 9)                                        6,600        299,500
                                                                ------------   ------------
                                                                  7,373,061      4,548,273

NOTES AND MORTGAGES RECEIVABLE  (Notes 4 and 12)                    249,000        300,000
INVESTMENTS  (Note 5)                                             1,646,639      2,667,347
RENTAL REAL ESTATE PROPERTIES  (Note 6)                          12,183,550     12,558,311
FUTURE INCOME TAXES  (Note 9)                                       155,890        363,193
                                                                ------------   ------------
                                                               $ 21,608,140   $ 20,437,124
                                                                ============   ============

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                     $    362,332   $    353,385
  Income taxes payable                                                8,280              -
  Current portion of long-term debt (Note 7)                        452,414      2,939,255
                                                                ------------   ------------
                                                                    823,026      3,292,640
LONG-TERM DEBT  (Note 7)                                          4,480,556      2,189,443
FUTURE INCOME TAXES  (Note 9)                                     1,284,771      1,329,125
                                                                ------------   ------------
                                                                  6,588,353      6,811,208
                                                                ------------   ------------

SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 8)                                           13,133,945     13,133,945
CUMULATIVE TRANSLATION ACCOUNT (Note 2(a))                                -       (319,016)
RETAINED EARNINGS                                                 1,885,842        810,987
                                                                ------------   ------------
                                                                 15,019,787     13,625,916
                                                                ------------   ------------
                                                               $ 21,608,140   $ 20,437,124
                                                                ============   ============

See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

_________"Signed"_____________             _________"Signed"____________
          Mark I. Litwin, Director                 Stan Abramowitz, Director

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)

                                                                             2005              2004             2003
                                                                            ------            ------           ------
                                                                                             (Note 1)

BALANCE, beginning of year                                             $    810,987       $ (2,631,658)     $ (2,446,831)

  Deficit allocated to capital stock upon amalgamation                            -          2,653,110                 -

  Net earnings (loss) for the year                                        1,074,855            789,535          (184,827)
                                                                         ----------        -----------       ------------
BALANCE, end of year                                                   $  1,885,842       $    810,987      $ (2,631,658)
                                                                         ==========        ===========       ============




CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)


                                                                             2005              2004              2003
                                                                                             (Note 1)

BALANCE, beginning of year                                             $          -       $    270,321      $    262,445

  Excess of book value over cost of shares purchased and
    subsequently cancelled                                                        -            199,828             7,876

  Contributed surplus allocated to capital stock upon
    amalgamation                                                                  -           (470,149)                -
                                                                         ----------        -----------       ------------
BALANCE, end of year                                                   $          -       $          -      $    270,321
                                                                         ==========        ===========       ============



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)

                                                                    2005           2004             2003
                                                                   ------         ------           ------
                                                                                 (Note 1)
REVENUE
  Rent (Note 12)                                                $ 3,030,955    $ 2,116,736      $       -
  Investment income (Note 12)                                       124,048        128,948         82,664
  Gain on sale of rental real estate property                             -         30,563              -
                                                                 ----------     ----------       --------
                                                                  3,155,003      2,276,247         82,664

EXPENSES
  Administrative and general (Note 12)                              630,255        272,715        226,891
  Rental real estate operating expenses (Note 12)                 1,035,531        769,673              -
                                                                 ----------     ----------       --------
                                                                  1,665,786      1,042,388        226,891
                                                                 ----------     ----------       --------

EARNINGS (LOSS) BEFORE THE FOLLOWING                              1,489,217      1,233,859       (144,227)
                                                                 ----------     ----------       --------
  Amortization                                                      603,899        458,989              -
  Interest on long-term debt                                        343,810        305,189              -
                                                                 ----------     ----------       --------
                                                                    947,709        764,178              -
                                                                 ----------     ----------       --------

EARNINGS (LOSS) BEFORE THE UNDERNOTED                               541,508        469,681       (144,227)
                                                                 ----------     ----------       --------
  Equity in earnings (loss) of former investee (Note 5)             (22,437)       214,691         96,205
  Gain (loss) on issuance of shares by former equity investee       (21,681)       (87,646)           613
  Gain (loss) on sale of shares of former equity investee
    (Note 5)                                                      1,044,942         44,320       (175,794)
                                                                 ----------     ----------       --------
                                                                  1,000,824        171,365        (78,976)
                                                                 ----------     ----------       --------

EARNINGS (LOSS) BEFORE INCOME TAXES                               1,542,332        641,046       (223,203)

  Income taxes (recovery) (Note 9)                                  467,477       (148,489)       (38,376)
                                                                 ----------     ----------       --------
NET EARNINGS (LOSS) FOR THE YEAR                                $ 1,074,855    $   789,535    $  (184,827)
                                                                 ==========     ==========       ========


EARNINGS (LOSS) PER SHARE (Note 10)

  Basic                                                               $0.05          $0.04         $(0.01)
                                                                      =====          =====         =======
  Diluted                                                             $0.05          $0.04         $(0.01)
                                                                      =====          =====         =======


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)

                                                                      2005             2004           2003
                                                                   -----------     ----------     ----------
                                                                                     (Note 1)
OPERATING ACTIVITIES
   Net earnings (loss) for the year                               $ 1,074,855    $   789,535    $  (184,827)
    Amortization                                                      603,899        458,989              -
    Gain on sale of rental real estate property                             -        (30,563)             -
    Equity in (earnings) loss of former investee                       22,437       (214,691)       (96,205)
    (Gain) loss on issuance of shares by former equity investee        21,681         87,646           (613)
    (Gain) loss on sale of shares of former equity investee        (1,044,942)       (44,320)       175,794
    Recovery of allowance on long-term receivable                           -        (25,884)             -
    Future income taxes                                               455,849       (158,700)       (39,617)
                                                                   -----------     ----------     ----------
                                                                    1,133,779        862,012       (145,468)
   Change in non-cash components of working capital
       Accounts receivable                                            352,689        476,038        (30,545)
       Income taxes receivable                                          6,425         67,199        153,650
       Prepaid expenses and deposits                                   13,163        (15,746)      (278,334)
       Accounts payable and accrued liabilities                         8,947       (275,012)        96,798
       Income taxes payable                                             8,280              -              -
                                                                   -----------     ----------     ----------
                                                                    1,523,283      1,114,491       (203,899)
                                                                   -----------     ----------     ----------
FINANCING ACTIVITIES
    Proceeds from long-term debt                                    3,350,000              -              -
    Repayment of long-term debt                                    (3,545,728)      (332,506)             -
    Amalgamation costs incurred                                             -       (285,008)             -
    Purchase of shares from dissenting shareholders for
     cancellation                                                           -       (663,540)             -
    Redemption of special shares                                            -         (1,500)             -
    Repurchase of common shares for cancellation                            -              -        (12,747)
                                                                   -----------     ----------     ----------
                                                                     (195,728)    (1,282,554)       (12,747)
                                                                   -----------     ----------     ----------
INVESTING ACTIVITIES
    Cash acquired upon amalgamation (Note 1)                                -        727,965              -
    Cash disposed of upon deconsolidation of subsidiary                     -              -       (317,759)
    Change in marketable securities                                   (19,833)       742,757        (27,852)
    Decrease (increase) in investment in notes and mortgages
     receivable                                                      (803,600)       159,183        100,000
    Expenditures on rental real estate properties                    (229,138)        (2,300)             -
    Proceeds from  sale of rental real estate property                      -        215,563              -
    Proceeds from sale of shares of former equity investee          2,340,548         91,749        365,540
    Purchase of shares of former equity investee                            -       (416,057)             -
                                                                   -----------     ----------     ----------
                                                                    1,287,977      1,518,860        119,929
                                                                   -----------     ----------     ----------

CHANGE IN CASH AND CASH EQUIVALENTS                                 2,615,532      1,350,797        (96,717)

CASH AND CASH EQUIVALENTS, beginning of year                        1,758,109        407,312        504,029
                                                                   -----------     ----------     ----------

CASH AND CASH EQUIVALENTS, end of year                            $ 4,373,641    $ 1,758,109    $   407,312
                                                                   ===========     ==========     ==========

SUPPLEMENTAL CASH FLOW INFORMATION
    Income taxes paid (received)                                  $    13,175    $   (25,189)   $    (8,260)
    Interest paid                                                 $   374,283    $   307,369    $    81,886


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)



1. AMALGAMATION

     Effective December 31, 2003, Mirtronics Inc. ("Mirtronics") completed the amalgamation with Genterra Investment Corporation ("Genterra"). This transaction was accounted for using the purchase method, with Mirtronics considered as the acquirer. Accordingly, the 2004 comparative figures include the pre-amalgamation results of Mirtronics for the three months ended December 31, 2003 and the 2003 comparative figures are those of Mirtronics. The amalgamated company continues under the name Genterra Inc.


     The fair value of assets acquired is as follows:

     Cash                            $    727,965
     Current assets, net of cash        2,094,291
     Rental real estate properties     13,073,615
     Other investments                  1,079,745
                                       -----------
                                       16,975,616
                                       -----------
     Current liabilities                 (299,340)
     Long-term debt                    (5,461,204)
     Future income taxes               (1,236,691)
                                       -----------
                                       (6,997,235)
                                       -----------
     Net assets acquired             $  9,978,381
                                       ===========
     Consideration - Capital stock   $  9,978,381
                                       ===========

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) General

          The Company is incorporated under the Ontario Business Corporations Act, 1982. During the year ended September 30, 2005, the Company sold a portion of its holdings in Synergx Systems Inc. ("Synergx") on the public market reducing its investment therein to 17.13%. The Company no longer exercises significant influence over the operations of Synergx. Consistent with this, effective June 30, 2005, Genterra has ceased recording its share of earnings of Synergx and now accounts for this investment on the cost basis with the balance of the related foreign currency adjustments allocated to the cost of the investment. During 2003, the Company disposed of a portion of its investment in Synergx. As a result of this disposition, the former subsidiary was accounted for using the equity method of accounting effective with the 2003 period. The Company's former equity investee's operations consist of the design, manufacture, marketing and service of a variety of data communications products and systems with applications in the fire alarm, life safety, transit, security and communications industry.

     (b) Principles of Consolidation

          These consolidated financial statements include the accounts of the Company and its subsidiary companies. Inter-company balances and transactions have been eliminated on consolidation.

     (c) Cash and Cash Equivalents

          The Company's short term investments, consisting of short term deposits, with maturity of generally three months or less are considered to be cash equivalents and are recorded at cost, which approximates market value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (d) Marketable Securities

          Marketable securities are carried at the lower of cost and market. At September 30, 2005, the Company had marketable securities of $743,675 (2004 - $723,842) with a market value of $821,463 (2004 - $723,842).

     (e) Investments

          Long term investments in which the Company has significant influence are accounted for using the equity method. Long-term investments in which the Company does not have significant influence (portfolio investments) are accounted for using the cost method. Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment will be written down to its fair value. Any impairment in value is recorded in the consolidated statement of operations.

     (f) Rental Real Estate Properties

          Rental real estate properties are stated at the lower of cost, less accumulated amortization, and fair value. Effective January 1, 2004, the Company adopted the new CICA recommendations for Impairment of Long Lived Assets. This standard requires that Long Lived Assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The fair value is determined using the current market values of the properties. Current market values are determined based on the traditional present value method, in which a single set of estimated cash flows and a single interest rate are used. If it is determined that the net recoverable amount of a rental real estate property is less than its carrying value, the rental real estate property will be written down to its fair value. Any impairment in value is recorded in the consolidated statement of operations.

          Amortization of the rental real estate buildings is being provided for over the estimated useful life on a declining balance basis at 5% per annum.

     (g) Translation of Foreign Currency

          i) Monetary assets and liabilities are translated at the rates of exchange in effect at the end of the fiscal period. Revenue and expenses are translated at the rates of exchange in effect of the date of transactions. The resulting gains and losses are included in consolidated statement of operations.

          ii) The Company's investment in its foreign operations was of a self-sustaining nature. Accordingly, assets and liabilities of foreign operations were translated to Canadian dollars at the exchange rates in effect at the balance sheet date and revenues and expenses were translated at average rates for the period. Related foreign currency translation adjustments were recorded as a separate component of shareholders' equity and included in the cumulative translation account.

     (h) Financial Instruments

          Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (i) Accounting Estimates

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


     (j) Revenue Recognition

          The Company adopted the straight line method of recognizing rental revenue whereby the total amount of rental revenue to be received from such leases is accounted for on a straight line basis over the term of lease. Accordingly, an accrued rent receivable or payable is recorded from the tenants for the current difference between the straight line rent recorded as rental revenue and the rent that is contractually due from the tenants.

          Revenue from a real estate sale is recognized once all material conditions have been satisfied and collection of the sales proceeds is reasonably assured.


     (k) Income Taxes

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


     (l) Stock-based Compensation and Other Stock-based Payments

          As a result of amendments to the CICA Handbook recommendations regarding stock compensation issued in November 2003, the Company now determines the fair value of stock options, using an accepted option pricing model, on their grant date and recognizes this amount as compensation expense over the vesting period of the options, with a corresponding increase in shareholders' equity. As at September 30, 2005, the Company has no outstanding stock options.


     (m) Concentration of Credit Risk

          The Company places a portion of its temporary cash investments in Canadian Government and corporate bonds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)


3. ACCOUNTS AND NOTE RECEIVABLE

                                                                                                 2005              2004
                                                                                                 ------           ------
                                                                                                                  (Note 1)
         Accounts receivable, trade                                                           $   97,346        $  139,576
         Due from affiliated company, trade                                                      139,595           201,054
         Note receivable, bearing interest at prime plus 1% per annum, due on
           demand, secured by a general security agreement                                             -           249,000
                                                                                               ---------         ---------
                                                                                              $  236,941        $  589,630
                                                                                               =========         =========


4.   NOTES AND MORTGAGES RECEIVABLE

                                                                                                  2005             2004
                                                                                                 ------           ------
                                                                                                                 (Note 1)
         Mortgage  receivable,  bearing  interest at 9.5% per annum, due on demand, is secured by an assignment of a second  mortgage on land.  Interest is
            currently being waived by the mortgagor                                           $  861,707        $  857,107

         Mortgage receivable, bearing interest at 14% per annum, due August 6,
            2006, secured by an assignment of third mortgage on land                             750,000                 -

         Note receivable from a former equity investee corporation bears interest at 6% per annum with semi-annual repayments.  The note is secured by common shares of the former equity investee corporation.  This note
            has been paid in full in December 2005                                               250,000           450,000

         Note receivable, bearing interest at prime plus 1% per annum, due on
            demand, secured by a general security agreement                                      249,000                 -
                                                                                               ---------         ---------
                                                                                               2,110,707         1,307,107

            Less:  Current portion                                                             1,861,707         1,007,107
                                                                                               ---------         ---------
                                                                                              $  249,000        $  300,000
                                                                                               =========         =========


5.       INVESTMENTS

                                                                                                   2005             2004
                                                                                                 ------           ------
                                                                                                                 (Note 1)
          Synergx Systems Inc. - at cost (market value - $2,544,305)                          $1,646,478        $2,667,186
            (2004 - at equity) (Note 2(a))
         Other - at cost                                                                             161               161
                                                                                               ---------         ---------
                                                                                              $1,646,639        $2,667,347
                                                                                               =========         =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)




6.       RENTAL REAL ESTATE PROPERTIES

                                                                                  2005                            2004
                                                                                 ------                          ------
                                                                                                                (Note 1)
                                                                              Accumulated
                                                                  Cost        Amortization         Net             Net
                                                              -----------     ------------    -----------     -----------
        Rental real estate properties                        $ 13,246,438     $ 1,062,888    $ 12,183,550    $ 12,558,311
                                                               ==========       =========      ==========      ==========


7.   LONG-TERM DEBT

                                                                                                2005             2004
                                                                                                                (Note 1)
         First mortgage bearing interest at prime plus 1.75% per annum, monthly payments
           of $5,217 plus interest with the balance due August 2011                            $  370,392     $  432,994

         First mortgage bearing interest at 6.52% per annum, blended monthly payments of
           $19,535 with the balance due December 2007                                             489,826        685,836

         First mortgage bearing interest at 4.63% per annum, blended monthly payments of
           $25,005 with the balance due July 2010                                               3,224,782              -

         First mortgage bearing interest at 8.1% per annum, blended monthly payments of
           $30,519 with the balance paid in full during 2005                                            -      2,613,153

         Second mortgage bearing interest at 9.1% per annum, blended monthly payments of
           $7,648 with the balance paid in full during 2005                                             -        644,939

         Lender's based rate plus 0.4% per annum, fixed at 7.7% until 2008, first
           mortgage, repayable in monthly instalments with balance due August 2022                847,970        750,000

         Other                                                                                          -          1,776
                                                                                                ---------      ---------
                                                                                                4,932,970      5,128,698

            Less:  Current portion                                                                452,414      2,939,255
                                                                                                ---------      ---------
                                                                                               $4,480,556     $2,189,443
                                                                                                =========      =========

          These mortgages payable are collateralized by the specific security on the related land and buildings.

          The aggregate amount of payments required in the subsequent twelve month periods to meet retirement provisions are as follows:

         2006                                                       $   452,414
         2007                                                           475,569
         2008                                                           320,510
         2009                                                           272,869
         2010                                                         2,655,192
         Thereafter                                                     756,416
                                                                     -----------
                                                                    $ 4,932,970
                                                                     ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)




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

          Unlimited  non-voting,   non-participating,   $0.026   non-cumulative,
          redeemable Class C preferred shares, Series 1

          Unlimited Class D preferred shares, issuable in series:

          - Unlimited non-voting, non-participating, $0.0023 non-cumulative, redeemable Class D preferred shares, Series 1

          - Unlimited non-voting, non-participating, $0.0023 non-cumulative, redeemable Class D preferred shares, Series 2

          Unlimited non-voting, non-participating, $0.14 cumulative, redeemable Class E preferred shares

          Unlimited non-voting, non-participating, $0.06 cumulative, $1 redeemable, convertible Class F preferred shares, Series 1. These shares are convertible into 1 Class A share and 1 Class B share or 2 Class A shares for each 98 Class F preferred shares

          Unlimited   non-voting,    non-participating,    redeemable,   $0.0084
          cumulative Series 1 preference shares




     (b) Issued

                                                                   2005             2004
                                                                  ------           ------

          18,279,225  Class A shares                         $  7,844,347       $  7,844,347
             484,012  Class B shares                            1,846,910          1,846,910
           1,704,115  Class C preferred shares, Series 1        1,304,248          1,304,248
           2,475,009  Class D preferred shares, Series 1          247,400            247,400
             810,059  Class D preferred shares, Series 2          217,501            217,501
             115,258  Class E preferred shares                    487,900            487,900
             632,493  Class F preferred shares, Series 1          632,493            632,493
           1,935,256  Series 1 preference shares                  553,146            553,146
                                                              -----------        -----------
                                                             $ 13,133,945       $ 13,133,945
                                                              ===========        ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)




8.   CAPITAL STOCK (Continued)

     (b) Issued (Continued)

                                                                          Common                    Preferred Class B
                                                                  Number          Amount          Number         Amount
                                                                ----------      -----------      ---------      -----------
                 Balance at September 30, 2003                  12,867,581      $ 5,307,469      1,709,115      $ 1,110,930
                 Shares purchased for cancellation from
                   shareholders dissenting to amalgamation      (2,085,294)        (860,118)        (5,000)          (3,250)
                 Shares exchanged on amalgamation              (10,782,287)      (4,447,351)    (1,704,115)      (1,107,680)
                                                               ------------      -----------    -----------      -----------
                 Balance at September 30, 2004 and 2005                  -      $         -              -      $         -
                                                               ============      ===========    ===========      ===========

                                                                          Class A                        Class B
                                                                  Number          Amount          Number         Amount
                                                                ----------      -----------      ---------      -----------
                 Balance at September 30, 2003                           -      $         -              -      $         -
                 Shares issued on amalgamation                  18,279,225        8,053,809        484,012        1,852,456
                 Amalgamation costs, net of future income
                    taxes of $70,000                                     -         (209,462)             -           (5,546)
                                                               ------------      -----------    -----------      -----------
                 Balance at September 30, 2004 and 2005         18,279,225      $ 7,844,347        484,012      $ 1,846,910
                                                               ============      ===========    ===========      ===========


                                                                          Special                   Class C, Series 1
                                                                  Number          Amount          Number         Amount
                                                                ----------      -----------      ---------      -----------

                 Balance at September 30, 2003                           -      $         -              -       $        -
                 Shares issued on amalgamation                     500,000            1,500      1,704,115        1,304,248
                 Shares redeemed during the year                  (500,000)          (1,500)             -                -
                                                               ------------      -----------    -----------      -----------
                 Balance at September 30, 2004 and 2005                  -      $         -      1,704,115       $1,304,248
                                                               ============      ===========    ===========      ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)


8.   CAPITAL STOCK (Continued)

     (b) Issued (Continued)

                                                                     Class D, Series 1              Class D, Series 2
                                                                  Number          Amount          Number         Amount
                 Balance at September 30, 2003                             -       $       -               -       $       -
                 Shares issued on amalgamation                     2,475,009         247,400         810,059         217,501
                                                                   ---------        --------         -------        --------
                 Balance at September 30, 2004 and 2005            2,475,009       $ 247,400         810,059       $ 217,501
                                                                   =========        ========         =======        ========

                                                                          Class E                   Class F, Series 1
                                                                  Number          Amount          Number         Amount

                 Balance at September 30, 2003                             -       $       -               -       $       -
                 Shares issued on amalgamation                       115,258         487,900         632,493         632,493
                                                                   ---------        --------         -------        --------
                 Balance at September 30, 2004 and 2005              115,258       $ 487,900         632,493       $ 632,493
                                                                   =========        ========         =======        ========

                                                                                                   Series 1 Preference
                                                                                                  Number         Amount

                 Balance at September 30, 2003                                                       -             $       -
                 Shares issued on amalgamation                                                     1,935,256         553,146
                                                                                                   ---------        --------
                 Balance at September 30, 2004 and 2005                                            1,935,256       $ 553,146
                                                                                                   =========        ========

     (c) Transactions

          i) During 2004, the outstanding shares of the amalgamating companies were exchanged for shares of the Company as follows:

                                                          Exchange     Shares of Genterra Inc.              Amount
                                             Shares        Ratio        Class A       Class B       Class A       Class B
                                             ------       --------     -----------------------      ----------------------
                  Common
                  -------
                  Mirtronics                 10,782,287   1.25 for 1    13,477,859            -     $ 2,067,824    $        -

                  Class A
                  --------
                  Genterra                    4,801,366      1 for 1     4,801,366             -      5,985,985             -

                  Class B
                  --------
                  Genterra                      484,012      1 for 1             -       484,012              -     1,852,456
                                                                        ----------       -------     ----------    -----------
                                                                        18,279,225       484,012    $ 8,053,809   $ 1,852,456
                                                                        ==========       =======     ==========    ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)

8.   CAPITAL STOCK (Continued)

     (c) Transactions (Continued)


         Preferred

                                                                        Exchange            Shares of Genterra Inc.
                                             Class         Shares        Ratio         Class         Number        Amount
                                           ---------      ----------   ----------    ----------    ------------   ----------
                  Genterra                  Special         500,000       1 for 1     Special         500,000    $     1,500
                  Mirtronics                   B          1,704,115       1 for 1   C, Series 1     1,704,115    $ 1,304,248
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





          ii During 2004, the following shares were purchased for cancellation from shareholders dissenting to the amalgamation:

                                                    Number of
                                                    Shares        Consideration
                   Mirtronics
                   Common                          2,085,294     $ 663,123
                   Class B                             5,000           417
                   Genterra
                   Class A                            63,281        18,000
                   Series 1 preference                   114           96





          iii) During 2004, the Company redeemed 500,000 Special shares for a total consideration of $1,500.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)




9.       INCOME TAXES

                                                                             2005              2004             2003
                                                                                             (Note 1)
         Current                                                       $  11,628            $   10,211        $  1,241
         Future                                                          455,849               241,300         (39,617)
         Revaluation of allowance in respect of utilization of
            non-capital losses                                                 -              (400,000)              -
                                                                        --------             ----------        --------
                                                                       $ 467,477            $ (148,489)       $(38,376)
                                                                        ========             ==========        ========


     The difference between the effective tax rate for continuing operations and the combined basic federal and provincial tax rate is explained as follows:

                                                                             2005          2004            2003
                                                                               %             %              %
                                                                                           (Note 1)
         Income taxes computed at statutory combined basic income tax       36.1            36.6           39.1
            rates
         Increase (decrease) in taxes resulting from benefit of future       5.7           (48.8)         (21.4)
            tax deductible items
         Other                                                             (11.5)          (11.0)          (0.5)
                                                                           ------          ------         ------
         Effective income tax provision                                     30.3           (23.2)          17.2
                                                                           ======          ======         ======

     A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles is noted as follows:

                                                                                             2005           2004
                                                                                                           (Note 1)
         Future tax assets:
           Capital and non-capital loss carry-forwards                                  $    45,137     $  554,742
           Cumulative eligible capital                                                       78,000         83,215
           Cumulative minimum taxes                                                          19,264         19,264
           Provisions and other allowances                                                   20,089          5,472
                                                                                         ----------      ---------
                                                                                            162,490        662,693
           Less:  Current portion                                                             6,600        299,500
                                                                                         ----------      ---------
                                                                                        $   155,890     $  363,193
                                                                                         ==========      =========
         Future tax liabilities:
           Capital assets                                                               $ 1,284,771     $1,329,125
                                                                                         ==========      =========

     The Company has non-capital losses carry-forwards of approximately $14,500 expiring between 2006 and 2010. The Company also has capital loss carry-forwards of approximately $240,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)


10.  PER SHARE CALCULATION

     Earnings (loss) per share have been calculated based on the following:

                                                                             2005              2004         2003
                                                                                             (Note 1)
          Numerator:
             Net earnings (loss) for the year                          $ 1,074,855      $   789,535    $  (184,827)
             Dividends to preferred shareholders                           (70,342)         (52,852)             -
                                                                        -----------      -----------    -----------
             Numerator for basic earnings per share (available
               to common shareholders)                                   1,004,513          736,683       (184,827)
             Effect of dilutive securities
                Dividends to preferred shareholders                         37,950           28,514              -
                                                                        -----------      -----------    -----------
             Numerator for diluted earnings per share                  $ 1,042,463      $   765,197    $  (184,827)
                                                                        ===========      ===========    ===========

          Denominator:
             Weighted average number of common shares and
               denominator for basic earnings per share                 18,763,237       17,297,377     12,867,581
             Effect of dilutive securities
                Conversion of preferred shares                              12,908            9,699              -
                Employee stock options                                           -                -        129,375
                                                                        -----------      -----------    -----------
             Denominator for diluted earnings per share                 18,776,145       17,307,076     12,996,956
                                                                        ===========      ===========    ===========

          Earnings (loss) per share
             Basic                                                     $      0.05      $      0.04    $     (0.01)
             Diluted                                                   $      0.05      $      0.04        $ (0.01)


     Cumulative dividends in arrears on preferred shares are noted below:

     Class E                            $  28,260  (2004 - $12,124; 2003 - Nil)
     Class F                            $  66,464  (2004 - $28,514; 2003 - Nil)
     Series 1 preference                $  28,470  (2004 - $12,214; 2003 - Nil)



11.  MAJOR LEASES

     In 2005, the Company had two major leases that accounted for 30.6% and 13.6% (2004 - 32.8% and 14.6%; 2003 - Nil) respectively of total rent.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)




12.  RELATED PARTY TRANSACTIONS

     The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

     The transactions  with related parties are in the normal course of business
     and  are  measured  at  the   exchange   amount  which  is  the  amount  of
     consideration established and agreed to by the related parties.

     Related party transactions and outstanding balances included in these consolidated financial statements are summarized as follows:

                                                                2005              2004           2003
                                                                                (Note 1)
          Amounts due from related parties
            Accounts receivable                                 $  139,595     $ 450,054       $      -
            Note receivable                                        249,000             -              -
          Income
            Rent                                                 1,842,192     1,288,083              -
            Interest                                                13,079         9,234              -
          Administration and general expenses
            Administration and management fees                     216,000       111,750              -
            Consulting fees                                         36,000        27,000         24,000
          Rental real estate operating expenses
            Property management fees                               110,000        82,500              -



13.  SEGMENTED INFORMATION

     The Company is a Canadian management holding company operating in Canada with significant interests in real estate properties located in Ontario, Canada, investments in loans and mortgages, and an investment in the United States.

     Segmented information for the fiscal years ended September 30, 2005, 2004 and 2003, respectively, is as follows:

         (In thousands of dollars)                     Canada         United States     Eliminations      Consolidated
         2005
         Revenue                                    $   3,155      $         -           $       -        $    3,155
                                                    ==========     ============          ===========      ===========
         Net earnings (loss)                        $   1,097      $       (22)          $       -        $    1,075
                                                    ==========     ============          ===========      ===========
         Total assets                               $  19,961      $      1,647          $       -        $   21,608
                                                    ==========     ============          ===========      ===========

         2004
         Revenue                                   $   2,276       $          -          $       -        $    2,276
                                                    ==========     ============          ===========      ===========
         Net earnings                              $     575       $        215          $       -        $      790
                                                    ==========     ============          ===========      ===========
         Total assets                              $  17,770       $      2,667          $       -        $   20,437
                                                    ==========     ============          ===========      ===========

         2003
         Revenue                                   $      83       $          -          $       -        $       83
                                                    ==========     ============          ===========      ===========
         Net earnings (loss)                       $    (281)      $         96          $       -        $     (185)
                                                    ==========     ============          ===========      ===========
         Total assets                              $   2,778       $      1,396          $       -        $    4,174
                                                    ==========     ============          ===========      ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)


14. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES


     The Company follows accounting principles generally accepted in Canada. There are no differences between generally accepted accounting principles in Canada and those applicable in the United States, except for the required disclosure of the comprehensive income.


     U.S. GAAP requires investments in available for sale securities to be recorded at market value and all unrealized holding gain and losses reflected in the shareholders' equity. Under the Canadian GAAP, long-term investments are carried at historical cost with losses in value being recognized in income only when the loss in value is other than temporary and increase in value being recognized only when realized.

                                                       Canadian                               U.S.
                                                      Accounting         Increase          Accounting
                                                      Principles        (Decrease)         Principles
                                                      -----------       ----------         -----------
                                                          $                  $                 $

         September 30, 2005

         Marketable securities                              743,675         77,788           821,463
                                                                           -------

         Total current assets                             7,373,061         77,788         7,450,849
                                                                           -------

         Investments                                      1,646,639        897,827         2,544,466
                                                                           -------

         Total assets                                    21,608,140        975,615        22,583,755
                                                                           =======

         Future income taxes                                 -              14,041            14,041
                                                                           -------

         Total current liabilities                          823,026         14,041           837,067
                                                                           -------

         Future income taxes                              1,284,771        155,793         1,440,564
                                                                           -------

         Total liabilities                                6,588,353        169,834         6,758,187
                                                                           -------

         Accumulated comprehensive income                    -             805,781           805,781
                                                                           -------

         Total shareholders' equity                      15,019,787        805,781        15,825,568
                                                                           -------


         Total liabilities and shareholders' equity      21,608,140        975,615        22,583,755
                                                                           =======



         September 30, 2004

         There are no differences between Canadian and United States accounting principles

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)




14. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)


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


     The CICA has adopted changes to Handbook Section 1530 Comprehensive Income which harmonizes Canadian GAAP with U.S. GAAP. The CICA requires mandatory implementation of these standards for interim and annual financial statements relating to years commencing on or after October 1, 2006.

                                                                             2005           2004             2003

        Net earnings (loss) for the year in accordance with U.S. GAAP   $ 1,074,855     $  789,535       $ (184,827)

        Other comprehensive income (loss), net of tax:
           Unrealized gain (loss) on available-for-sale securities          805,781        (15,798)          70,052
                                                                        -----------      ----------       ----------
        Comprehensive income (loss)                                    $  1,880,636     $  773,737       $ (114,775)
                                                                        ===========      ==========       ==========



     Impact of recent United States accounting pronouncements


     In December 2004, the FASB issued FAS 153, which deals with the accounting for the exchanges of non-monetary assets and is an amendment of Accounting Principles Board ("APB") Opinion 29. FAS 153 eliminates the exception from using fair market value for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance, as defined. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the application of FAS 153 will have an impact on the consolidated financial statements under U.S. GAAP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)




14. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)



     In December 2004, FASB Statement No. 123 (revised), Shared-based Payment, was issued. This statement requires an entity to recognize the grant date fair value of stock options and other equity-based compensation issued to employees. In the income statement, FASB Statement No. 123 (revised) eliminates the ability to account for share-based compensation transactions using the intrinsic value method in APB Opinion No. 25. The Company, effective January 1, 2003, adopted FASB Statement No. 123, Accounting for Stock-based Compensation, as amended by FASB Statement No. 148, Accounting for Stock-based Compensation - Transition and Disclosure, and will adopt FASB Statement No. 123 (revised) in 2006 in accordance with the appropriate transition options and adoption period prescribed in the Statement. Adoption of this standard will not have an impact on the consolidated financial statements.


     During June 2005, the FASB issued SFAS No. 154, "Accounting for Changes in Accounting Principles and Error Corrections". The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the Company's 2006 financial statements and is not expected to impact earnings.




15.  SUMMARY OF FINANCIAL DATA FOR FORMER SIGNIFICANTLY INFLUENCED COMPANY


     During the year ended September 30, 2005, the Company sold a portion of its holdings in Synergx Systems Inc. ("Synergx") on the public market. The sale has substantially increased the Company's working capital and provides funds for future investment. The Company no longer exercises significant influence over the operations of Synergx. Consistent with this, effective June 30, 2005, Genterra has ceased recording its share of earnings of Synergx and now accounts for this investment on the cost basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003
(Expressed in Canadian Dollars)




15. SUMMARY OF FINANCIAL DATA FOR FORMER SIGNIFICANTLY INFLUENCED COMPANY (Continued)

     The following is a summarized balance sheet as at September 30, 2004 and summarized statements of earnings and cash flows for the years ended September 30, 2004 and 2003 of Synergx Systems Inc., formerly accounted for using the equity method of accounting.

                           CONSOLIDATED BALANCE SHEET
                            AS AT SEPTEMBER 30, 2004

        Current assets                                         $ 13,274,593
        Property and equipment                                      642,558
        Other assets                                                854,817
                                                                ------------
                                                               $ 14,771,968
                                                                ============
        Current liabilities                                    $  3,860,505
        Long-term debt                                            2,441,556
        Future income taxes                                          82,635
        Shareholders' equity                                      8,387,272
                                                                ------------
                                                               $ 14,771,968
                                                                ============

                       CONSOLIDATED STATEMENTS OF EARNINGS
                        FOR THE YEARS ENDED SEPTEMBER 30

                                                    2004             2003
        Revenue                                  $ 28,895,988      $ 28,929,894
        Cost of sales                              19,568,646        19,461,099
                                                   ----------        ----------
        Gross profit                                9,327,342         9,468,795
        Expenses                                    8,350,523         8,735,349
        Income taxes (recovery)                       412,987           331,647
                                                   ----------       ------------
        Net earnings for the year                $    563,832      $    401,799
                                                   ==========       ============

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED SEPTEMBER 30

                                                               2004             2003
        Cash provided by (used in) operating activities      $  (339,987)      $ (335,958)
        Cash provided by (used in) financing activities        1,408,289           828,171
        Cash provided by (used in) investing activities         (292,670)        (414,200)
                                                               ----------        ---------
        Increase (decrease) in cash                              775,632            78,013
        Cash at beginning of year                                395,772           317,759
                                                               ---------         ---------
        Cash at end of year                                  $ 1,171,404       $   395,772
                                                               =========         =========

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

(Expressed in Canadian Dollars)


-----------------------------------------------------------------------------------------------------------------------------------
COL. A                                                  COL. B                 COL. C                  COL. D          COL. E
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    ADDITIONS
                                                                                     Charged to                       Balance
                                                       Balance       Charged to        Other         Deductions        End of
                                                      Beginning       Costs and       Accounts       -Describe         Period
Description                                           of Period       Expenses       -Describe
-----------------------------------------------------------------------------------------------------------------------------------
For the year ended September 30, 2005

Allowance for doubtful accounts                    $      -        $      -       $      -        $      -        $      -


For the year ended September 30, 2004

Allowance for doubtful accounts                    $      -        $      -       $      -        $      -        $      -


For the year ended September 30, 2003

Allowance for doubtful accounts                    $      680,731  $      -       $      -        $    (680,731)  $      -
                                                                                                      Deconso-
                                                                                                    lidation of
                                                                                                     subsidiary
                                                                                                    (Note 2(a))

 SCHEDULE XXVIII
 REAL ESTATE AND ACCUMULATED DEPRECIATION
 FOR THE YEAR ENDED SEPTEMBER 30, 2005
 (Expressed in Canadian Dollars)

                                                                                   COSTS CAPITALIZED
                                              INITIAL COST                            SUBSEQUENT TO
  DESCRIPTION              ENCUMBERANCES     TO THE COMPANY                          ACQUISITION
                                                    BUILDING &                        CARRYING
                                           LAND     IMPROVEMENTS     IMPROVEMENTS       COSTS        TOTAL
-----------------------------------------------------------------------------------------------------------------
 Industrial Building
 Toronto, Ontario
 Canada                    $ 3,224,782   $  560,000   $ 4,815,000       $  2,300       $        -     $  2,300

 Industrial Building
 Hamilton, Ontario
 Canada                        370,392      280,000     1,320,000              -                -            -

 Industrial Building
 Cambridge, Ontario
 Canada                        489,826      750,000     4,525,000              -                -            -

 Commercial Building
 Newmarket, Ontario
 Canada                        847,970      163,027       786,973        229,138                -      229,138

                            ----------   ----------    ----------        ------         -----------    --------
                           $ 4,932,970  $ 1,753,027   $11,446,973       $231,438       $        -     $231,438
                            ==========   ==========    ==========        ======         ===========    ========

SCHEDULE XXVIII
 REAL ESTATE AND ACCUMULATED DEPRECIATION
 FOR THE YEAR ENDED SEPTEMBER 30, 2005
 (Expressed in Canadian Dollars)
(continued)

                                                                                                                    LIFE ON WHICH
                                                                                                                     DEPRECIATION
                                                                                                                      IN LATEST
                                               GROSS AMOUNT                                                             INCOME
                                             AT WHICH CARRIED              ACCUMULATED         DATE OF       DATE     STATEMENTS IS
  DESCRIPTION                               AT CLOSE OF PERIOD            DEPRECIATION      CONSTRUCTION    ACQUIRED    COMPUTED
                                                BUILDING &
                                     LAND       IMPROVEMENTS    TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
 Industrial Building
 Toronto, Ontario
 Canada                          $ 560,000    $ 4,817,300      $ 5,377,300  $  491,022           1953     Jan. 1, 2004    40 Years

 Industrial Building
 Hamilton, Ontario
 Canada                            280,000      1,320,000        1,600,000     113,068           1918     Jan. 1, 2004    40 Years

 Industrial Building
 Cambridge, Ontario
 Canada                            565,000      4,525,000        5,090,000     388,225           1966     Jan. 1, 2004    40 Years

 Commercial Building
 Newmarket, Ontario
 Canada                            163,027      1,016,111        1,179,138      70,573           1986     Jan. 1, 2004    40 Years

                                ----------     ----------       ----------   ---------
                               $ 1,568,027    $11,678,411      $13,246,438  $1,062,888
                                ==========     ==========       ==========   =========


 RECONCILIATION

                                                                                               Accumulated
                                                            Cost                               Depreciation
   Balance at beginning of year                              $ 13,017,300                      $   458,989

   Additions during the period
     Acquisitions through forcloser         $         -                       $         -
     Other acquisitions                               -                                 -
     Improvements, etc.                         229,138                                 -
     Depreciation for the period                      -                           603,899
      Other                                           -                                 -
                                             -----------                       -----------
                                                                 229,138                           603,899
   Deductions during the period
     Cost of real estate sold                         -                                 -
     Other                                            -                                 -
                                             -----------                       -----------
                                                                       -                                 -
                                                             -----------                         ---------
   Balance at end of period                                 $ 13,246,438                        $1,062,888
                                                             ===========                         =========

SCHEDULE XXIX
MORTGAGE LOANS ON REAL ESTATE
FOR THE YEAR ENDED SEPTEMBER 30, 2005
 (Expressed in Canadian Dollars)

                                                                                                                       PRINCIPAL
                                                                                                                       AMOUNT OF
                                                                                                                     LOANS SUBJECT
                                       FINAL        PERIODIC                        FACE           CARRYING         TO DELINQUENT
                          INTEREST    MATURITY      PAYMENT            PRIOR       AMOUNT OF       AMOUNT OF         PRINCIPAL OR
    DESCRIPTION             RATE       DATE          TERMS             LIENS       MORTGAGES       MORTGAGES           INTEREST
===================================================================================================================================
Vacant Land                9.50%      Demand      On Demand             None     $   861,707     $   861,707              Nil

Third mortgage
on Development
Property                  14.00%   Aug. 6, 2006   Interest Monthly      None     $   750,000     $   750,000              Nil
                                                                                  ----------      ----------          ---------
                                                                                 $ 1,611,707     $ 1,611,707              Nil
                                                                                  ==========      ==========          =========


RECONCILIATION
                                                                Mortgages
                                                                Receivable

  Balance at beginning of year                                  $  857,107

  Additions during the period

    New mortgage loans                       $ 750,000

    Acquired on amalgamation                         -

    Other                                        4,600
                                              ----------
                                                                   754,600

  Deductions during the period

    Collections of principal                         -

    Foreclosures                                     -

    Cost of mortgage sold                            -
    Amortization of premium                          -
    Other                                            -
                                             ------------
                                                                 ----------
  Balance at end of period                                      $1,611,707
                                                                ===========

12-1 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
12-2 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
13-1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).
13-2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).