Form 20-F
period 2006-09-30
GENTERRA INC
filed 2007-03-30
CIK 1220859

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

For the Fiscal year ended:       September 30, 2006
                          ---------------------------------------------

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

                                      None

     At March 2, 2006 Genterra Inc. had outstanding 18,309,373 Class A shares and 1,704,115 Class C Preferred Shares, Series 1

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

UNLESS OTHERWISE NOTED, THE DOLLAR AMOUNTS CONTAINED IN THIS REPORT ARE IN CANADIAN CURRENCY ($1 CDN = $0.8609 U.S. AT FEBRUARY 22, 2007) AND ARE PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA.


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

SELECTED FINANCIAL DATA - FISCAL YEAR END

                                 GENTERRA INC.
                            Summary of operating data
                        (All figures in Canadian dollars)
                       (Prepared Under Canadian G.A.A.P.)
                            Year Ending September 30,


                                        2006             2005            2004              2003              2002
                                        ----             ----            ----              ----              ----
Sales                              $        --      $        --      $        --        $        --      $26,616,978

Cost of sales                               --               --               --                 --       18,555,088
                                     ---------       -----------      -----------        ----------      ------------

Gross profit *                              --               --               --                 --        8,061,890

Rental and investment revenue        3,564,344        3,155,003        2,276,247             82,664           84,226

Expenses                            (2,332,423)      (2,613,495)      (1,806,566)          (226,891)      (8,950,540)
                                     ---------        ----------       ----------         ----------     ------------

Earnings (loss)  before the
 undernoted                          1,231,921          541,508          469,681           (144,227)        (804,424)

Equity in earnings (loss)
  of former investee                        --          (22,437)         214,691             96,205               --

(Loss) gain on issuance of
 shares by former equitee investee          --          (21,681)         (87,646)               613          (90,477)

Gain (loss) on sale of shares
 of former equity investee                  --        1,044,942           44,320           (175,794)        (354,983)

Income tax recovery (expense)         (346,808)        (467,477)         148,489             38,376           87,840

Non-controlling interest                    --               --               --                 --          236,031
                                     ----------         --------        ---------          ---------     ------------

Net earnings (loss) for
 the year                          $   885,113      $ 1,074,855      $   789,535        $  (184,827)     $  (926,013)
                                     =========        ==========       ==========          =========     ============

Earnings (loss) per share
 for the year                            $0.04            $0.05            $0.04             ($0.01)          ($0.07)
                                         -----            -----           -------            -------          -------

Weighted average number
of equity shares outstanding
 during the year                    18,793,385       18,793,385       17,320,029         12,867,581       13,100,914
--------------------------------------------------------------------------------------------------------------------------

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


Balance Sheet Data:                                        As at September 30,

                                     2006            2005            2004                 2003                2002
                                   -------         --------         --------           ---------           ---------
Working
 capital                        $ 7,346,719      $ 6,546,348      $ 1,255,633         $1,476,914           $ 9,389,706

Total assets                     22,558,071       21,608,140       20,437,124          4,173,703            16,213,684

Long-term
 debt                             4,480,556        4,932,970        5,128,698                 --             1,497,233

Shareholders'
 equity                          15,904,900       15,019,787       13,625,916          3,844,656             4,254,636

Cash dividends per
 Common Share                      Nil              Nil                Nil                 Nil                  Nil

------------------------------------------------------------------------------------------------------------------------

The effect on net earnings (loss), earnings (loss) per share and total assets of the differences between accounting principles generally accepted in Canada and those accepted in the United States as described in Note 14 to the Audited Consolidated Financial Statements for the five years ended September 30, 2006, 2005, 2004, 2003 and 2002 are summarized as follows:

Five year historical data
Years ended September 30
Balance Sheet Data

                                                Canadian                              U.S.
                                              Accounting           Increase        Accounting
      Year ended September 30, 2006           Principles          (Decrease)       Principles
                                            -------------      -------------      ------------

Working capital                             $  7,346,719        $    9,040        $ 7,355,759
                                            =============                         ============

Total assets                                  22,558,071           (64,546)        22,493,525
                                            =============                         ============

Long-term debt                                 4,480,556                            4,480,556
                                            =============                         ============

Shareholders' equity                          15,904,900           (46,634)        15,858,266
                                            =============                         ============

Cash dividends per common share                      Nil                                  Nil
                                            =============                         ============

                                                Canadian                              U.S.
                                              Accounting           Increase        Accounting
      Year ended September 30, 2005           Principles          (Decrease)       Principles
                                            -------------      -------------      ------------
Working capital                              $ 6,546,348         $  63,747        $ 6,610,095
                                            =============                         ============

Total assets                                  21,608,140           975,615         22,583,755
                                            =============                         ============

Long-term debt                                 4,932,970              --            4,932,970
                                            =============                         ============

Shareholders' equity                          15,019,787           805,781         15,825,568
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
                                            =============                         ============

Cash dividends per common share                      Nil                                  Nil
                                            =============                         ============


                                                                   Year Ended September 30,
                                                    2006          2005         2004         2003         2002
                                                  ---------    ---------    ---------    ---------    ---------
Earnings (loss) for the period in accordance
 with Canadian GAAP                              $  885,113    $1,074,855   $ 789,535    $(184,827)   $(926,013)

 Foreign exchange gain on long-term debt                 --           --           --           --       (8,852)
 Unrealized gain (loss) on marketable
  securities                                        (66,757)       77,788          --           --           --
 Future income tax thereon                           12,050       (14,041)         --           --           --
 Minority interest thereon                               --           --           --           --        5,195
                                                  ---------     ---------   ----------    ---------   ----------
Net earnings (loss) for the period in
 accordance with US GAAP                            830,406     1,138,602     789,535     (184,827)    (929,670)
                                                  ==========    =========    =========    =========   ==========

Net earnings (loss) for the
 period in accordance with US GAAP                  830,406     1,138,602     789,535     (184,827)    (929,670)

Other comprehensive (loss) income
Unrealized (loss) gain on available for sale
 securities                                        (973,404)      897,827     (15,798)      70,052      (40,124)
Future Income tax thereon                           175,696      (155,793)         --           --           --
                                                 ----------      --------     --------    ---------   ----------
Comprehensive income (loss)                          32,698     1,880,636     773,737     (114,775)    (969,794)
                                                 ==========      ========     ========    =========   ==========

Earnings (loss) per share - US accounting
principles - for the period                           $0.04         $0.06       $0.04       $(0.01)      $(0.07)
                                                 ==========      ========     ========    =========   ==========

Diluted earnings (loss) per share
 US accounting principles - for the period            $0.04         $0.06       $0.04       $(0.01)      $(0.07)
                                                 ==========      ========     ========    =========   ==========


     The following table sets forth the high and low exchange rates for each month during the previous six months.



                             C$ HIGH                      C$ LOW
                    C$/US$        US$/C$          C$/US$          US$/C$
February 2007       1.1586       0.8631           1.1852          0.8437
January 2007        1.1647       0.8586           1.1824          0.8457
December 2006       1.1415       0.8760           1.1652          0.8582
November 2006       1.1275       0.8869           1.1474          0.8715
October 2006        1.1154       0.8965           1.1384          0.8784
September 2006      1.1052       0.9048           1.1272          0.8871


     The following tables set forth a history of the average exchange rates for the US/Canadian dollar during the last five fiscal years of the Company, calculated using the average of the exchange rates on the last day of each month during the period.


Fiscal Year
Ended September 30,          C$/US$              US$/C$

2002                         1.5742              0.6352
2003                         1.4578              0.6860
2004                         1.3230              0.7559
2005                         1.2169              0.8218
2006                         1.1376              0.8790
Source:  Federal Reserve Statistical Release


     On February 22, 2007 the exchange rate for the US/Canadian dollars was $0.8609 ($1.1616/1US$), based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York. The above averages are calculated from daily noon buying rates.


B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable

D. Risk factors

     The Company's operating results and business is highly dependent upon the operations and results of its rental real estate properties.


a.  REAL PROPERTY INVESTMENT

     All real property investments are subject to elements of risk. Such risks include general economic conditions, local real estate market conditions, demand for real property generally and in the local area, competition for other available premises and various other risk factors.

     Real property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments. Such illiquidity may tend to limit the Company's ability to vary its portfolio promptly in response to changing economic or investment conditions. If the Company were required to liquidate its real property investments, the proceeds to the Company might be significantly less than the aggregate value of its properties on a going concern basis.


b.  LARGE SINGLE PURPOSE TENANTS AND CREDIT CONCENTRATION

     The need to renew and release upon lease expiration is no different for the Company than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenant, have tenant specific leasehold improvements.

     These two properties, which are both leased to The Cambridge Towel Corporation ("Cambridge"), together account for 27% and 43% of the Company's assets and rental revenue, respectively, as at September 30, 2006, and therefore constitute a significant credit concentration. In the event that the Company was to lose this tenant or the tenant was unable to pay its rent as it becomes due and the Company is not successful in replacing it with a similar tenant, this could have a significant negative financial impact on the Company. In addition, a significant amount of demolition could be required to remove tenant specific leasehold improvements. Accordingly this credit concentration could be considered a risk factor.

     The Company and Cambridge have commenced discussions relating to a renewal of the lease in respect of the Dobbie Drive, Cambridge, Ontario Property and the rental rate on the Glendale Avenue North, Hamilton, Ontario Property. There can be no assurance that the Company will be able to achieve a renewal of these leases. In addition, any renewal will be based upon market rates which are currently lower than the existing lease rates.


c.  THERE IS A NEED FOR RENTAL INCOME TO MAINTAIN CASH FLOW

     The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk. For the most part, the Company's tenants are suppliers to the retail market and therefore are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of the Company's tenants is negatively impacted by such a change in economic conditions and is no longer able to meet its rental obligations, this could impact the Company as expenditures, including property taxes, capital repair and replacement costs, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership regardless of whether the property is producing any income. If the Company is unable to meet mortgage payments on its properties, loss could be sustained as a result of the mortgagee's exercise of its rights of foreclosure and sale.


d.  LOSS OF TENANTS COULD AFFECT LEASING FLEXIBILITY

     The relocation by an existing tenant could adversely affect the Company's ability to generate income. The property located at Wendell Avenue, Toronto, Ontario is a multi-tenant facility with 69% of the building leased to 2 tenants. The balance of the building is leased to smaller tenants. In the event that one or more of these tenants was to terminate their lease and relocate, and such a tenant could not be replaced, the Company may find it difficult to provide appropriate space to prospective tenants.


e.  THE NEED TO RENEGOTIATE FINANCING TERMS AS THEY COME DUE

     The Company might not be able to successfully renegotiate mortgage financing on favourable terms on the various properties as the existing mortgages fall due.


f.  GENERAL UNINSURED LOSSES

     The Company carries comprehensive general liability for fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are however certain types of risks (generally of a catastrophic nature such as wars or environmental contamination) that are either uninsurable or not insurable on an economically viable basis. Should an uninsured or underinsured loss occur, the Company could lose its investment in and anticipated profits and cash flows from one or more of its properties, but the Company would continue to be obliged to repay any recourse mortgage indebtedness on such property.


g.  ENVIROMENTAL LEGISLATION AND CONTAMINATION

     Environmental legislation and policies have become an increasingly important feature of real property ownership and management in recent years. Under various laws, property owners could become liable for the costs of effecting remedial work necessitated by the release, deposit or presence of certain materials, including hazardous or toxic substances and, accordingly, environmental contamination could be considered a risk factor. The Company's tenants include companies in the textile manufacturing business which represents a potential environmental risk. In addition, the migration of third party offsite contamination to one of the Company's properties could be considered a risk. The failure by the Company to effect any necessary remedial work may adversely affect the Company's ability to sell real estate or to borrow using the real estate as collateral and could result in claims against the Company. Accordingly, the Company has introduced an environmental maintenance program to oversee the Company's compliance with Ministry of the Environment guidelines.

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

     Until September 30, 2002, Mirtronics effectively controlled Synergx through ownership of 31.3% of its issued shares (41% on a fully diluted basis). On September 30 2002, Synergx completed a private placement of shares and warrants to third parties, and on October 17, 2002, Mirtronics sold 140,000 Synergx shares to third parties. In May 2003 Mirtronics sold a further 30,000 shares of Synergx to a third party. As a result, Mirtronics holdings in Synergx were reduced to 20.5% (31.1% fully diluted), and Mirtronics no longer effectively controlled Synergx.

     In December 2003, Mirtronics exercised a previously granted warrant to purchase an additional 620,000 common shares of Synergx. Genterrra Investment held 161,668 common shares of Synergx at the date of the amalgamation which became the property of Genterra. In September 2004, the Company sold 25,000 common shares of Synergx to third parties. During the fourth quarter ended September 30, 2005 Genterra sold 684,750 common shares of Synergx. As a result, at September 30, 2005, Genterra's percentage holding in Synergx was reduced to 17.13%, fully diluted. Accordingly, the Company no longer exercised significant influence over the operations of Synergx and effective June 30, 2005 ceased recording its share of earnings of Synergx and accounted for this investment on the cost basis.

     In January 2007, the Company sold its entire remaining position in Synergx to an unrelated third party.

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

a) Real Estate:

Genterra's real estate investments are primarily in Canada within the Southern Ontario region. Investments are primarily in industrial commercial real estate and financed through equity and commercial/institutional first mortgages. The properties are managed by the Company in conjunction with third party property managers.

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


C. Organizational Structure.

     Genterra comprises of its wholly owned subsidiaries, Rallets Realty Inc., 127627 Ontario Limited, and 767705 Ontario Limited, each of which is organized in Canada. Prior to January 24, 2007, Genterra had a 17.13% interest in Synergx.

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


The properties are currently leased. Vacancy has been low as the properties are price competitive which has proven advantageous in weaker real-estate markets.


ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company follows accounting principles generally accepted in Canada. There are no material differences between generally accepted accounting principles in Canada and those applicable in the United States except for the required disclosure of the comprehensive income.

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

In October 2002, the Company sold a portion of its investment in Synergx and granted an option for the sale of additional shares therein, which was subsequently exercised, reducing its investment in Synergx to 20.5%. These sales eliminated the Company's ability to designate the Board of Directors of Synergx and, therefore, the Company and Synergx no longer enjoyed a parent-subsidiary relationship and consolidation of the financial results of Synergx was no longer appropriate. During the fourth quarter ended September 30, 2005 Genterra sold 684,750 common shares of Synergx. As a result, at September 30, 2005, Genterra's percentage holding in Synergx was reduced to 17.13%, fully diluted. The Company no longer exercises significant influence over the operations of Synergx. Consistent with this, effective June 30, 2005, Genterra ceased recording its share of earnings of Synergx and accounted for this investment on the cost basis.

Under Canadian accounting principles, the investment in Synergx was being consolidated when control of the investee's voting shares existed, although the Company owned less than 50% of the voting shares. Under United States accounting principles, an investment is accounted for under the equity method when there is a significant influence over an investee, which is deemed to exist when the investor owns from 20 to 50% of the investee's voting shares.

Under the Canadian accounting principles, temporary investments are carried at market value only when the market has declined below the carrying value. Under United States accounting principles, temporary investments which are considered trading securities are carried at fair market value. Consequently, any holding gains or losses are accounted for as if realized.


RESULTS OF OPERATIONS


The following tables set forth items derived from the consolidated statements of operations (expressed in thousands of dollars except for earnings per share) for each of the eight most recently completed quarters

                                             2006                                     2005
                            --------------------------------------    -------------------------------------
                              Fourth    Third     Second   First        Fourth    Third     Second    First
                              Quarter   Quarter   Quarter  Quarter      Quarter   Quarter   Quarter   Quarter
                            --------------------------------------    -------------------------------------
Revenue                         $993      $859     $878      $834         $758      $774      $811      $812

Net earnings                     489       113      145       138          768        96       120        91

Earnings per share
  Basic and Diluted           $0.022    $0.005  $ 0.007   $ 0.006      $ 0.040   $ 0.004   $ 0.005   $ 0.004



Periods ended September 30, 2006 and 2005

The following table sets forth items derived from the consolidated statements of operations for the three month periods ended September 30, 2006 and 2005 and for the years ended September 30, 2006 and 2005.


                                                  Three Months Ended             Year Ended
                                                    September 30                 September 30
                                            ---------------------------------------------------------
                                                 2006         2005            2006           2005
                                            ---------------------------------------------------------
Revenue                                     $   993,700    $   758,392    $ 3,564,344    $ 3,155,003
Administrative expenses                        (177,102)      (251,147)      (589,739)      (614,000)
Bad debt recovery                               228,472              -        228,472              -
Rental real estate expenses                    (223,574)      (250,780)    (1,095,808)    (1,051,786)
Other expenses                                 (218,976)      (229,590)      (875,348)      (947,709)
Loss on equity items                                  -         (6,499)             -        (44,118)
Gain on sale of shares of equity investee             -      1,001,993              -      1,044,942
                                            -----------    -----------    -----------    -----------

Earnings before income taxes                    602,520      1,022,369      1,231,921      1,542,332
Income taxes                                   (114,041)      (254,557)      (346,808)      (467,477)
                                            -----------    -----------    -----------    -----------
Net earnings
                                            $   488,479    $   767,812    $   885,113    $ 1,074,855
                                            ===========    ===========    ===========    ===========


Revenue. Rental revenue for the fourth quarter ended September 30, 2006 was $813,681, an increase of $69,094 as compared to $744,587 for the comparable 2005 period. Rental revenue for the year ended September 30, 2006 was $3,154,821, an increase of $123,866 as compared to $3,030,955 for the comparable 2005 period. The increase in rental revenue compared to the 2005 period was attributable to rental rate increases. Investment income for the three months ended September 30, 2006 was $180,019 as compared to $13,805 for the comparable 2005 period. Investment income for the year ended September 30, 2006 was $409,523 as compared to $124,048 for the comparable 2005 period. The increase in investment income is due to the increase in the cash and marketable securities and the results achieved from the investment portfolio.

Administrative Expenses. Administrative expenses include fees for management and administrative services, legal and audit fees, financing expenses and public company shareholder costs. Administrative expenses for the three months ended September 30, 2006 were $177,102 as compared to $251,147 for the comparable 2005 period. Administrative expenses for the year ended September 30, 2006 decreased to $589,739 from $614,000 in the comparable 2005 period. Administrative expenses for the 2006 period include a foreign exchange adjustment of approximately $85,000 on the Company's US cash balances as a result of the strengthening Canadian Dollar. The 2005 period expense includes approximately $50,000 of expenses incurred to effect the December 2003 amalgamation, a $75,000 management compensation bonus and a foreign exchange adjustment of approximately $47,000. The 2006 expenses include the increased cost of complying with regulatory requirements, the cost of directors and officers liability insurance and the increase in the foreign exchange adjustment. These increases were offset by the management compensation and amalgamation expenses incurred in 2005.

Bad Debt Recovery. The Company is the holder of a second mortgage on a parcel of vacant land. Due to the inability of the mortgagee to service the mortgage, the Company recorded a reserve against the collectability of the accrued interest on the mortgage. Subsequent to the year end, the Company agreed to release the mortgagee from any further obligation in exchange for full payment of the principal amount of this mortgage along with the accrued interest which had previously been reserved. Accordingly, the Company has reversed its reserve of $228,472 against the collectability of the interest on the mortgage.

Rental Real Estate Operating Expenses. Rental real estate operating expenses for the three months ended September 30, 2006 were $223,574 as compared to $250,780 for the comparable 2005 period. Rental real estate operating expenses for the year ended September 30, 2006 were $1,095,808 as compared to $1,051,786 for the comparable 2005 period. The increase in rental real estate operating expenses was primarily due to the cost of roof repairs and the replacement of a boiler at the Company's rental properties.

Other Expenses. The Company incurred interest expense of $62,140 and $65,194 for the fourth quarter of fiscal 2006 and 2005 respectively. Interest expense for the year ended September 30, 2006 was $256,741 and $343,810 for the comparable 2005 period. Amortization for the three months ended September 30, 2006 and 2005 were $156,836 and $164,396, respectively. Amortization for the year ended September 30, 2006 was $618,607 and $603,899 for the comparable 2005 period. The decrease in interest cost during the 2006 fiscal period was due to the full year benefit of a substantial decrease in interest rate on a new mortgage finalized in June 2005.

Equity Items. The Company no longer exercises significant influence over the operations of Synergx. Accordingly, effective June 30, 2005, Genterra ceased recording in its financial statements its share of earnings of Synergx and accounted for this investment on the cost basis. During the year ended September 30, 2005 the Company recorded an equity loss of $22,437 and an equity loss on issuance of shares by Synergx of $21,681. During the fourth quarter ended September 30, 2005 the Company sold 684,750 common shares of Synergx realizing a profit of $1,001,993 on the sale. The total gain on the sale of Synergx shares for the year ended September 30, 2005 was $1,044,942 (approximately $860,000 net of taxes).

Income Tax Provision. During the three and twelve month periods ended September 30, 2006 the Company recorded income taxes of $114,041 and $346,808, respectively. Due to the utilization of non-capital and capital losses carried forward, during the comparable 2005 periods the Company recorded a future income tax expense of $242,929 and $455,849, respectively. The effective tax rates were 18.9% and 24.9% for the three month periods ended September 30, 2006 and 2005, respectively. The effective tax rates were 28.2% and 30.3% for the year ended September 30, 2006 and 2005. The difference between the Company's statutory tax rate and its effective tax rate is due to permanent differences primarily due to capital gains treatment for tax purposes, non-taxable equity items and, in 2006, the revaluation of the benefits of certain future tax deductions and credits.

Net Earnings. The Company reported net earnings of $488,479 for the three months ended September 30, 2006 compared with net earnings of $767,812 for the comparable 2005 period. Net earnings for the year ended September 30, 2006 was $885,113 as compared to net earnings of $1,074,855 for the comparable 2005 period. The 2005 results were impacted by approximately $860,000 (net of taxes) from a gain on the sale of shares of Synergx and an equity loss on the Synergx of $44,118. The increase in net earnings, excluding the equity items in 2005, results primarily from the increased performance of the Company's investment portfolio, increased rental revenue, the bad debt recovery and the interest savings on the new mortgage financing.

Inflation. Inflation has not had a material impact on the results of the Company's operations during the periods under review and it is not anticipated to materially impact the Company's operations during the current fiscal year.


LIQUIDITY AND CAPITAL RESOURCES


The Company's principal sources of liquidity are cash on hand, marketable securities and cash flow from rental, finance and investment operations.

The Company's working capital amounted to $7,346,719 at September 30, 2006, compared to $6,543,435 at September 30, 2005. The ratio of current assets to current liabilities was 5.89:1 at September 30, 2006 and 8.95:1 at September 30, 2005. The increase in working capital is primarily due to the cash generated from operations during the period. The working capital ratio was impacted by the provision for income taxes during the period. In the 2005 comparable period, the Company's tax liability was offset by capital and non-capital losses carried forward.

During the year ended September 30, 2006, the Company's cash position increased by $1,128,914 to $5,502,555. The change was due to the net result of the following increases and utilizations:

-- Operating Activities increased cash by $1,727,989. This was as a result of $1,385,165 in cash generated from operations and $342,824 of cash realized from changes in non-cash components of working capital.

-- Financing Activities utilized $452,414 in cash to make scheduled repayments on mortgage obligations.

-- Investing Activities decreased cash by $146,661. During the period, the Company realized $241,000 in cash as a result of the repayment of outstanding notes and mortgages receivable. The Company utilized $79,425 in cash for additions to rental real estate properties and $308,236 to increase its holdings of marketable securities.


The Company anticipates that it will require approximately $2,800,000 in order to meet its ongoing expected costs for the next twelve months. These costs include real estate operating expenses, fees for management and administrative services provided to the Company, legal and audit fees, financing expenses, public company shareholder costs and income taxes. The Company expects to generate the revenue required in order to service these expenditures from rental revenue from existing leased real estate, finance and investment income. In addition, the Company received repayments of $750,000 and $870,707 on its notes and mortgages receivable in November and December of 2006, respectively. The Company also has scheduled long-term debt repayments of approximately $476,000 in the next twelve months. Cash flow from operations will be used to finance these regularly scheduled debt repayments.

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

Stan Abramowitz, Secretary      Executive, Forum Financial Corporation    March 16, 1999 (5)           2 Class A
Ontario, Canada

Alan Kornblum (3) (4)           President, Distinctive Designs            June 4, 1991 (5)             2 Class A
Ontario, Canada                  Furniture Inc.

Sol D. Nayman (3)(4)(6)         President,                                February 23, 2006            Nil
Ontario, Canada                  S.D. Nayman Management Inc.

Mark E. Dawber (3)(4)           Chartered Accountant & Consultant         October 23, 2006             Nil
Ontario, Canada


(1) The information as to shares beneficially owned not being within the knowledge of the Corporation has been furnished by the respective directors individually.

(2) 6,149,946 Class A shares and 6,459 Class B shares are beneficially owned by Sutton Management Limited ("Sutton"), which corporation is beneficially owned by Mark I. Litwin, President and a Director of the Company and his sister, Risa Shearer.

(3)  Member of Audit Committee.

(4)  Member of Corporate Governance Committee.

(5) On December 31, 2003, Mirtronics Inc. and Genterra Investment Corporation completed an amalgamation to form Genterra Inc. This refers to the date that the person became a Director of Mirtronics Inc.

(6) During the ten-year period prior to the date hereof, Sol D. Nayman was a director of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements. The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.


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

Mark E. Dawber - Director
Mr. Dawber is a Chartered Accountant and Consultant. Prior to that, Mr. Dawber was a Client Service Partner at BDO Dunwoody, LLP from 1999 to 2000 and was a Partner at Moore Stephens Hyde Houghton ("MSHH") from 1970 to 1998 and Managing Partner of the Toronto Office of MSHH from 1990 to 1998 until the merger with BDO Dunwoody, LLP. Mr. Dawber has over 35 years of experience in the accounting industry and is a Fellow of the Institute of Chartered Accountants of Ontario.

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

     For the fiscal year ended September 30, 2006, the Company's executive officers, directors and senior management (6 persons) received an aggregate of $56,000 as a group.

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

                                                          Annual Compensation                      Long Term Compensation

                                                                           Other Annual           Number of Common Shares
               Name and Principal Position      Year    Salary    Bonus    Compensation                Under Options
               Mark I. Litwin                   2006    $5,000     Nil       $36,000                        Nil
               President                        2005    $5,000     Nil       $60,000 (1)                    Nil
                                                2004    $5,000     Nil       $51,000 (1)                    Nil

               Stan Abramowitz                  2006      Nil      Nil         Nil                          Nil
               Chief Financial Officer          2005      Nil    $75,000       Nil                          Nil
                                                2004      Nil      Nil         Nil                          Nil
          ---- ------------------------------- -------- -------- -------- --------------- ------- -------------------------

(1) $24,000 relates to an annual management fee paid by the Corporation to Sutton for management and administrative services provided to the Corporation.

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

Composition
The Committee must be comprised of three directors as determined by the Board of Directors, all of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee. The Audit Committee is currently comprised of Mark Dawber, Alan Kornblum, and Sol Nayman. The Audit Committee will be comprised of "independent" directors as indicated under Multilateral Instrument 52-110. All members of the Company's Audit Committee are financially literate and have a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

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

Corporate Governance Committee

The Board of Directors established a Corporate Governance Committee in 2004 to monitor and implement the Corporation's corporate governance practices. This committee currently consists of Mark Dawber, Alan Kornblum, and Sol Nayman. Upon the implementation of NI 58-101 and NP 58-201, the Corporate Governance Committee reviewed the Corporation's corporate governance practices to determine how best to ensure continued compliance with the new guidelines.

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



ITEM 7.  MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

     The following table lists all persons who own more than 5% of the Company's Class A voting securities and the total amount of the Company's Class A voting securities owned by the Officers and Directors as a group as of March 1, 2007:

                                                                                                               Total
                                        Identity of Person       Number of              Percentage             Voting
Title of Class                               or Group           Shares Owned            of Class             Percentage(3)
--------------                          ------------------      ------------            ----------           ----------
Class A Shares                          Sutton Management
                                        Limited (1)              6,149,946                33.59%               28.0%

Class A Shares                          Fred Litwin(2)           3,015,067                16.47%               21.5%

Class A Shares                          Mark Litwin (1)          6,149,946                33.59%               28.0%
                                        and Risa Litwin

Class A Shares                          All officers and
                                        directors as a
                                        group (six persons)      6,149,952                33.59%               28.0%


     Information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective Directors. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

--------

1.Sutton Management Limited is an Ontario corporation wholly owned by the children of Fred A. Litwin, Mark I. Litwin, President and a Director of the Company and Risa Shearer, his sister.

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

Related party transactions for the year ended September 30, 2006 are summarized as follows:

o The Company leases its premises situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"). The lease is for a term commenced January 1, 2004 and ends December 31, 2007, at an annual net, net rental of $926,345. Fred A. Litwin, indirectly is a significant shareholder of the Company, and is a director of Cambridge. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge.

o The Company leases its premises situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced February 1, 1996 and ends January 31, 2011, at an annual net, net rental of $413,400 for the first five years and at a negotiated rate thereafter. Fred A. Litwin, indirectly is a significant shareholder of the Company, and is a director of Cambridge. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge.

o The Company leases part of its property situated at 1095 Stellar Drive, Newmarket, Ontario to Fitcity Health Centre Inc. ("Fitcity"). The lease term commenced January 1, 2003 and ends December 31, 2007 at an annual net, net rental of $111,240 per year. The results of operations include rental revenue, inclusive of expense recoveries, of $230,357 pertaining to this lease for the period from October 1, 2005 to September 30, 2006. A wholly owned subsidiary of the Company is a party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand. During the year ended September 30, 2006 the Company received $24,434 of interest on this loan. As of the date hereof, Fitcity owes an aggregate amount of $342,658 of secured debt under this facility. In 2005 the Company and Fitcity agreed that annual repayments on this debt will be based on fifty percent (50%) of Fitcity's annual free cash flow beginning with its 2006/2007 fiscal year. As part of this agreement, Fitcity provided the Company with a guarantee from an affiliated company for a minimum debt repayment of $50,000 in the first year. Since the inception thereof, Fitcity has repaid the Company $53,019 of this debt. Mark I. Litwin is a director and/or officer of the Company and Fitcity and is the majority shareholder of Fitcity.


o The Company leases part of its property situated at 140 Wendell Avenue, Toronto, Ontario to Distinctive Designs Furniture Inc. ("Distinctive"). The lease term commenced October 1, 2004 and ends September 30, 2007 at an annual rental of $275,000 per year. Alan Kornblum and Stan Abramowitz are directors and/or officers of the Company and Distinctive.

o    Management Contracts

     During the year ended September 30, 2006, Forum Financial Corporation ("Forum") provided administrative services to the Company for fees of $172,333. The services provided include office facilities and clerical services, including bookkeeping, accounting and shareholder related services. Forum also assists in the decision making process relating to the Company's various investment interests. When requested, additional services are also provided on a fee-for-service basis. Stan Abramowitz is an officer and director of Forum and of the Company. Fred A. Litwin owns or exercises control and direction over Forum and 21.6% of the Company.

     During the year ended September, 2006, First Ontario Investments Inc. ("FirstOnt") provided property management services to the Company for fees of $110,000. Stan Abramowitz and Mark I. Litwin are directors and/or officers of FirstOnt and the Company. Fred A. Litwin owns or exercises control and direction over FirstOnt and 21.6% of the Company.

     During the year ended September 30, 2006 consulting services were provided to the Company by Mark I. Litwin for fees of $36,000. Mark I. Litwin is president of the Company.

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



Annual Information
-----------------------------------------------------------------------------
                           Common Shares of           Class B Preferred Shares
                           Mirtronics Inc and         of Mirtronics Inc. and
                           Class A Shares of          Class C Preferred Shares,
                              Genterra Inc            Series 1 of Genterra Inc.
  2002                       $0.36       $0.13          $0.05        $0.02
  2003                       $0.25       $0.12         No Trades    No Trades
  2004                       $0.30       $0.05         No Trades    No Trades
  2005                       $0.35       $0.09         No Trades    No Trades
  2006                       $0.43       $0.23         No Trades    No Trades

----------------------------------------------------------------------------
Quarterly Information
----------------------------------------------------------------------------
 December 31, 2004           $0.17       $0.09         No Trades    No Trades
 March 31, 2005              $0.25       $0.13         No Trades    No Trades
 June 30, 2005               $0.20       $0.16         No Trades    No Trades
 September 30, 2005          $0.35       $0.19         No Trades    No Trades
 December 31, 2005           $0.30       $0.25         No Trades    No Trades
 March 31, 2006              $0.43       $0.23         No Trades    No Trades
 June 30, 2006               $0.40       $0.33         No Trades    No Trades
 September 30, 2006          $0.40       $0.30         No Trades    No Trades



Monthly Information
-----------------------------------------------------------------------------

September 2006               $0.35       $0.34         No Trades    No Trades
October 2006                 $0.55       $0.335        No Trades    No Trades
November 2006                $0.55       $0.40         No Trades    No Trades
December 2006                $0.435      $0.40         No Trades    No Trades
January 2007                 $0.50       $0.36         No Trades    No Trades
February 2007                $0.45       $0.415        No Trades    No Trades

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

           GENTERRA CLASS A SHARES AND MIRTRONICS COMMON SHARES

                         Fiscal Year Ended September 30,
               2006*       2005*       2004*      2003*      2002
             -------------------------------------------------------
High Bid       $0.31      $0.29      $0.12      $0.065     $0.17
High Ask                                                   $1.125
Low Bid        $0.191     $0.088     $0.0823    $0.05      $0.06
Low Ask                                                    $0.25


* Figures represent reported sales, not Bid and Ask prices


TWO MOST RECENT FISCAL YEARS, BY FISCAL QUARTER:

----------------------------------------------------
2004

OCT.  1
THRU                     $0.11            $0.088
DEC. 31
(Traded 7 days)
----------------------------------------------------
2005

JAN.  3
THRU                     $0.18            $0.135
MAR. 31
(Traded 3 days)

APR.  1
THRU                     $0.145           $0.1126
JUNE 30
(Traded 5 days)

JULY  1
THRU                     $0.29            $0.18
SEPT.30
(Traded 5 days)

OCT.  1
THRU                     $0.11            $0.088
DEC. 31
(Traded 7 days)
------------------------------------------------------
2006

JAN.  3
THRU                     $0.31            $0.192
MAR. 31
(Traded 7 days)

APR.  1
THRU                     $0.31            $0.275
JUNE 30
(Traded 6 days)

JULY  1
THRU                     $0.308           $0.265
SEPT.30
(Traded 11 days)


Monthly Information
-----------------------------------------------------------------------------
                                    HIGH                 LOW
September 2006 (traded 6 days)     $0.308              $0.293
October 2006   (traded 4 days)     $0.382              $0.289
November 2006  (traded 1 day)      $0.360              $0.360
December 2006  (traded 3 days)     $0.353              $0.340
January 2007   (NO TRADES)
February 2007  (traded 2 days)     $0.378              $0.346

      GENTERRA CLASS C PREFERRED SHARES, SERIES 1 AND MIRTRONICS CLASS B
                                PREFERRED SHARES

                         FISCAL YEAR ENDED SEPTEMBER 30,
                  2006     2005       2004      2003      2002
              ------------------------------------------------
High Bid      NO TRADES  NO TRADES  NO TRADES  0.003     0.085
High Ask
Low Bid       NO TRADES  NO TRADES  NO TRADES  0.001     0.001
Low Ask

** Figures for FY 2001, 2002 and 2003 represent reported sales, not Bid and Ask prices


There have been no trades recorded since June 5, 2003


     As at March 1, 2007, Genterra's shareholder register indicates that there were 15,851 holders of record of Class A Shares and 691 holders of record of Class C Preferred Shares, Series 1. Of these, 707 record holders of Class A shares holding an aggregate of 1,109,409 shares, representing approximately 6.06% of the Company's issued and outstanding Class A shares, 606 record holders of Class C Preferred Shares, Series 1 holding an aggregate of 944,884 shares, representing 55.53% of Company's issued and outstanding Class C Preferred Shares, Series 1, were resident in the United States.

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

C. Material Contracts

None.

D. Exchange Controls

     The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, prohibits the acquisition of control of a Canadian business enterprise in Canada by non-Canadians without prior consent of the Investment Canada Agency (with ultimate appeal to the Federal Cabinet), unless such acquisition is exempt under the provisions of the ICA. Both acquisition of natural resource properties and acquisition of producing properties may be considered to be the acquisition of control of a Canadian business enterprise for ICA purposes. The ICA also covers acquisition of control of Canadian corporate enterprises, whether by purchase of assets or shares. As at March 1, 2007, all of the directors of the Company are, and 84.5% of its voting shares were owned by Canadians. The Company is satisfied that it complies with ICA at present and accordingly is not a non-Canadian person as defined in ICA.

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

ITEM 11. QUANTITATIVE and QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK.

     The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. We currently maintain an investment portfolio primarily of Canadian Bond obligations and Equity Investments. The average duration of all of our investments in 2006 was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments. Therefore, no quantitative tabular disclosure is required.

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

ITEM 16A COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that Mr. Mark Dawber, a member of the audit committee is an audit committee financial expert. Mr. Dawber is independent of management. For a description of Mr. Dawber's experience, please refer to item 6. The other members of the Audit Committee are Mr. Alan Kornblum and Mr. Sol Nayman, both of which are independent.

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

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for professional services provided by Kraft, Berger, Grill, Schwartz, Cohen & March LLP, Genterra's independent auditors in each of the last two fiscal periods in each of the following categories are:

                           Year ended September 30,
                        2006                2005

Audit fees             $43,430            $32,950
Tax fees                 9,185              2,450
Other Fees                  --                 --
------------------------------------------------------
Total                  $52,615            $35,400

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


(b)  Exhibits:

12-1 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
12-2 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
13-1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).
13-2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).
15-1 Consolidated Financial Statements of Synergx Systems Inc. and Subsidiaries for the Years Ended September 30, 2006 and 2005

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Consolidated Financial Statements of Genterra Inc.

         Report of Independent Registered Public Accounting Firm..............

         Consolidated Balance Sheets as at September 30, 2006 and 2005.........

         Consolidated Statements of Shareholders' Equity for the
           Years ended September 30, 2006, 2005 and 2004......................

         Consolidated Statements of Operations for the Years ended
           September 30, 2006, 2005 and 2004..................................

         Consolidated Statements of Cash Flows for the Years ended
           September 30, 2006, 2005 and 2004..................................

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

                               GENTERRA INC.



                               /s/ STANLEY ABRAMOWITZ
                               ------------------------------------------------
                               STANLEY ABRAMOWITZ,
                               Secretary




Dated: March 29, 2007

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM





 To the Shareholders of
 GENTERRA INC.

We have audited the consolidated balance sheets of GENTERRA INC. as at September 30, 2006 and 2005 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2006 in conformity with accounting principles generally accepted in Canada.

The examination referred to in the above report also included the related financial statement schedules listed in response to Item 19(a) of the Company's annual report on Form 20-F for each of the years in the three-year period ended September 30, 2006. In our opinion, the related financial statement schedules, when considered in relation to the consolidated financial statements taken as a whole, present fairly the information set forth therein.

On December 14, 2006, we reported separately to the shareholders of GENTERRA INC. on the consolidated balance sheets as at September 30, 2006 and 2005 and the consolidated statements of retained earnings, operations and cash flows for each of the years in the three-year period ended September 30, 2006 prepared in accordance with Canadian generally accepted principles without a note disclosing the summary of differences between Canadian and United States accounting principles.



                               KRAFT, BERGER, LLP
                              Chartered Accountants

 Toronto, Ontario
 December 14, 2006

CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30
(Expressed in Canadian Dollars)


ASSETS                                                             2006           2005
                                                                 ---------     ---------
CURRENT
  Cash and cash equivalents                                    $ 5,502,555   $ 4,373,641
  Marketable securities                                          1,051,911       743,675
  Accounts receivable (Note 3)                                     496,775       236,941
  Prepaid expenses and deposits                                    176,574       150,497
  Current portion of notes and mortgages receivable (Note 4)     1,620,707     1,861,707
  Future income taxes  (Note 9)                                          -         2,913
                                                               -----------   -----------
                                                                 8,848,522     7,369,374

NOTES AND MORTGAGES RECEIVABLE  (Note 4)                           249,000       249,000
INVESTMENTS  (Note 5)                                            1,646,639     1,646,639
RENTAL REAL ESTATE PROPERTIES  (Note 6)                         11,644,368    12,183,550
FUTURE INCOME TAXES  (Note 9)                                      169,542       159,577
                                                               -----------   -----------

                                                               $22,558,071   $21,608,140
                                                               ===========   ===========


LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                     $   522,775   $   362,332
  Income taxes payable                                             476,572         8,280
  Current portion of long-term debt (Note 7)                       475,569       452,414
  Future income taxes  (Note 9)                                     26,887             -
                                                               -----------   -----------
                                                                 1,501,803       823,026
LONG-TERM DEBT  (Note 7)                                         4,004,987     4,480,556
FUTURE INCOME TAXES  (Note 9)                                    1,146,381     1,284,771
                                                               -----------   -----------
                                                                 6,653,171     6,588,353


SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 8)                                          13,133,945    13,133,945
RETAINED EARNINGS                                                2,770,955     1,885,842
                                                               -----------   -----------
                                                                15,904,900    15,019,787

                                                               $22,558,071   $21,608,140
                                                               ===========   ===========

See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

__________[signed]_________________            ____________[signed]_____________
    Mark I. Litwin, Director                        Stan Abramowitz, Director

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)
---------------------------------------------------------------------------------------------------------------------------
                                                 Common Shares             Class A Shares               Class B Shares
                                                                            (Note 7)                      (Note 7)
                                         Number of       Value       Number of         Value      Number of       Value
                                           Shares          $           Shares            $         Shares           $
---------------------------------------------------------------------------------------------------------------------------
September 30, 2003                       12,867,581     5,307,469             -              -         -                -
Shares purchaed for cancellation from
 shareholders dissnting to amalgamation  (2,085,294)     (860,118)            -              -         -                -
Shares exchanged on amalgamation        (10,782,287)   (4,447,351)            -              -         -                -
Shares issued on amalgamation                     -             -    18,309,373      8,053,809   484,012        1,852,456
Amalgamation costs, net of future
 income taxes of $70,000                          -             -             -       (209,462)        -           (5,546)
Shares redeemed during the year                   -             -             -              -         -                -
Allocated to capital stock upon
  amalgamation                                    -             -             -              -         -                -
Change in cumulative translation account          -             -             -              -         -                -
Net earnings for the year                         -             -             -              -         -                -
                                        ------------   -----------   -----------     ----------  --------       ----------
September 30, 2004                                -             -    18,309,373      7,844,347   484,012        1,846,910
Change in cumulative translation account          -             -             -              -         -                -
Net earnings for the year                         -             -             -              -         -                -
                                        ------------   -----------   -----------     ----------  --------       ----------
September 30, 2005                                -             -    18,309,373      7,844,347   484,012        1,846,910
Net earnings for the year                         -             -             -              -         -                -
                                        ------------   -----------   -----------     ----------  --------       ----------
September 30, 2006                                -             -    18,309,373      7,844,347   484,012        1,846,910
                                        ============   ===========   ===========     ==========  ========       ==========

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31
(continued)
(Expressed in Canadian Dollars)

                                                 Preference Shares                          Retained      Cumulative      Total
                                                     (All Classes)            Contributed   Earnings      Translation  Shareholders'
                                                       (Note 7)                Surplus      (Deficit)      Account        Equity
                                              Number of         Value
                                               Shares             $              $            $              $             $
------------------------------------------------------------------------------------------------------------------------------------
September 30, 2003                           1,709,115         1,110,930     270,321      (2,631,658)     (212,406)      3,844,656
Shares purchaed for cancellation from
 shareholders dissnting to amalgamation         (5,000)           (3,250)    199,828               -             -        (663,540)
Shares exchanged on amalgamation            (1,704,115)       (1,107,680)          -               -             -      (5,555,031)
Shares issued on amalgamation                8,172,190         3,444,188           -               -             -      13,350,453
Amalgamation costs, net of future
 income taxes of $70,000                             -                 -           -               -             -        (215,008)
Shares redeemed during the year               (500,000)           (1,500)          -               -             -          (1,500)
Allocated to capital stock upon
  amalgamation                                       -                 -    (470,149)      2,653,110             -       2,182,961
Change in cumulative translation account             -                 -           -               -      (106,610)       (106,610)
Net earnings for the year                            -                 -           -         789,535             -         789,535
                                            -----------       -----------   ---------     -----------    ----------     ------------
September 30, 2004                           7,672,190         3,442,688           -         810,987      (319,016)     13,625,916
Change in cumulative translation account             -                 -           -               -       319,016         319,016
Net earnings for the year                            -                 -           -       1,074,855             -       1,074,855
                                            -----------       -----------   ---------     -----------    ----------     ------------
September 30, 2005                           7,672,190         3,442,688           -       1,885,842             -      15,019,787
Net earnings for the year                            -                 -           -         885,113             -         885,113
                                            -----------       -----------   ---------     -----------    ----------     ------------
September 30, 2006                           7,672,190         3,442,688           -       2,770,955             -      15,904,900
                                            ===========       ===========   =========     ===========    ==========     ===========

 See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)


                                                                    2006           2005            2004
                                                                  --------       ---------      --------
                                                                                                 (Note 1)
REVENUE
  Rent (Note 12)                                                 $ 3,154,821    $ 3,030,955    $ 2,116,736
  Investment income (Note 12)                                        409,523        124,048        128,948
  Gain on sale of rental real estate property                              -              -         30,563
                                                                 -----------    -----------    -----------
                                                                   3,564,344      3,155,003      2,276,247
                                                                 -----------    -----------    -----------

EXPENSES
  Administrative and general (Note 12)                               589,739        614,000        272,715
  Bad debt recovery                                                 (228,472)             -              -
  Rental real estate operating expenses (Note 12)                  1,095,808      1,051,786        769,673
                                                                 -----------    -----------    -----------
                                                                   1,457,075      1,665,786      1,042,388
                                                                 -----------    -----------    -----------

EARNINGS BEFORE THE FOLLOWING                                      2,107,269      1,489,217      1,233,859
                                                                 -----------    -----------    -----------
  Amortization                                                       618,607        603,899        458,989
  Interest on long-term debt                                         256,741        343,810        305,189
                                                                 -----------    -----------    -----------
                                                                     875,348        947,709        764,178
                                                                 -----------    -----------    -----------

EARNINGS BEFORE THE UNDERNOTED                                     1,231,921        541,508        469,681
                                                                 -----------    -----------    -----------
  Equity in earnings (loss) of former investee (Note 2(a))                 -        (22,437)       214,691
  Loss on issuance of shares by former equity investee                     -        (21,681)       (87,646)
  Gain on sale of shares of former equity investee (Note 2(a))             -      1,044,942         44,320
                                                                 -----------    -----------    -----------
                                                                           -      1,000,824        171,365
                                                                 -----------    -----------    -----------

EARNINGS BEFORE INCOME TAXES                                       1,231,921      1,542,332        641,046

  Income taxes (recovery) (Note 9)                                   346,808        467,477       (148,489)
                                                                 -----------    -----------    -----------

NET EARNINGS FOR THE YEAR                                        $   885,113    $ 1,074,855    $   789,535
                                                                 ===========    ===========    ===========


EARNINGS PER SHARE (Note 10)

  Basic and fully diluted                                        $      0.04    $      0.05    $      0.04
                                                                 ===========    ===========    ===========



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)

                                                                    2006          2005             2004
                                                                 --------       --------         -------
                                                                                                 (Note 1)
OPERATING ACTIVITIES
    Net earnings for the year                                  $   885,113    $ 1,074,855    $   789,535
    Amortization                                                   618,607        603,899        458,989
    Gain on sale of rental real estate property                          -              -        (30,563)
    Equity in (earnings) loss of former investee                         -         22,437       (214,691)
    Loss on issuance of shares by former equity investee                 -         21,681         87,646
    Gain on sale of shares of former equity investee                     -     (1,044,942)       (44,320)
    Recovery of allowance on long-term receivable                        -              -        (25,884)
    Future income taxes (Note 9)                                  (118,555)       455,849       (158,700)
                                                               -----------    -----------    -----------

                                                                 1,385,165      1,133,779        862,012
   Change in non-cash components of working capital
       Accounts receivable                                        (259,834)       352,689        476,038
       Income taxes recoverable                                          -          6,425         67,199
       Prepaid expenses and deposits                               (26,077)        13,163        (15,746)
       Accounts payable and accrued liabilities                    160,443          8,947       (275,012)
       Income taxes payable                                        468,292          8,280              -
                                                               -----------    -----------    -----------

                                                                 1,727,989      1,523,283      1,114,491
                                                               -----------    -----------    -----------
FINANCING ACTIVITIES
    Proceeds from long-term debt                                         -      3,350,000              -
    Repayment of long-term debt                                   (452,414)    (3,545,728)      (332,506)
    Amalgamation costs incurred                                          -              -       (285,008)
    Purchase of shares from dissenting shareholders for
     cancellation                                                        -              -       (663,540)
    Redemption of special shares                                         -              -         (1,500)
                                                               -----------    -----------    -----------
                                                                  (452,414)      (195,728)    (1,282,554)
                                                               -----------    -----------    -----------
INVESTING ACTIVITIES
    Cash acquired upon amalgamation (Note 1)                             -              -        727,965
    Change in marketable securities                               (308,236)       (19,833)       742,757
    Decrease (increase) in investment in notes and mortgages
     receivable                                                    241,000       (803,600)       159,183
    Expenditures on rental real estate properties                  (79,425)      (229,138)        (2,300)
    Proceeds from  sale of rental real estate property                   -              -        215,563
    Proceeds from sale of shares of former equity investee               -      2,340,548         91,749
    Purchase of shares of former equity investee                         -              -       (416,057)
                                                               -----------    -----------    -----------
                                                                  (146,661)     1,287,977      1,518,860
                                                               -----------    -----------    -----------

CHANGE IN CASH AND CASH EQUIVALENTS                              1,128,914      2,615,532      1,350,797

CASH AND CASH EQUIVALENTS, beginning of year                     4,373,641      1,758,109        407,312
                                                               -----------    -----------    -----------

CASH AND CASH EQUIVALENTS, end of year                         $ 5,502,555    $ 4,373,641    $ 1,758,109
                                                               ===========    ===========    ===========

SUPPLEMENTARY CASH FLOW INFORMATION
    Income taxes paid                                          $    70,710    $    27,572    $    34,456
    Interest paid                                              $   258,544    $   374,283    $   307,369



See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


1.       AMALGAMATION

         Effective December 31, 2003, Mirtronics Inc. ("Mirtronics") completed the amalgamation with Genterra Investment Corporation ("Genterra"). This transaction was accounted for using the purchase method, with Mirtronics considered as the acquirer. Accordingly, the 2004 comparative figures include the pre-amalgamation results of Mirtronics for the three months ended December 31, 2003. The amalgamated company continues under the name Genterra Inc.


         The fair value of assets acquired is as follows:

         Cash                                              $        727,965
         Current assets, net of cash                              2,094,291
         Rental real estate properties                           13,073,615
         Other investments                                        1,079,745
                                                           ----------------
                                                                 16,975,616
         Current liabilities                                       (299,340)
         Long-term debt                                          (5,461,204)
         Future income taxes                                     (1,236,691)
                                                           -----------------
                                                                 (6,997,235)

         Net assets acquired                               $      9,978,381
                                                           ================

         Consideration - Capital stock                     $      9,978,381
                                                           ================



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


         (a)      General

                  The Company is incorporated under the Ontario Business Corporations Act, 1982. During the year ended September 30, 2005, the Company sold a portion of its holdings in Synergx Systems Inc. ("Synergx") on the public market reducing its investment therein to 17.13%. The Company no longer exercises significant influence over the operations of Synergx and, accordingly, effective June 30, 2005, has ceased recording its share of earnings of Synergx and now accounts for this investment on the cost basis with the balance of the related foreign currency adjustments allocated to the cost of the investment. The Company's former equity investee's operations consist of the design, manufacture, marketing and service of a variety of data communications products and systems with applications in the fire alarm, life safety, transit, security and communications industry.

         (b)      Principles of Consolidation

                  These consolidated financial statements include the accounts of the Company and its subsidiary companies. Inter-company balances and transactions have been eliminated on consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (c)      Cash and Cash Equivalents

                  The Company's cash equivalents consist primarily of investments in short-term deposits, with maturity of three months or less from dates of placements. The carrying amount approximates fair value because of the short maturity of those instruments.

          (d)     Marketable Securities

                  Marketable securities are carried at the lower of cost and market. At September 30, 2006, the Company had marketable securities of $1,051,911 (2005 - $743,675) with a market value of $1,062,942 (2005 - $821,463).

         (e)      Investments

                  Long term investments in which the Company has significant influence are accounted for using the equity method. Long-term investments in which the Company does not have significant influence (portfolio investments) are accounted for using the cost method. Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment is written down to its fair value. Any impairment in value is recorded in the consolidated statement of operations.

          (f)     Rental Real Estate Properties

                  Rental real estate properties are stated at the lower of cost, net of accumulated amortization, and fair value. Long Lived Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The fair value is determined using the current market values of the properties. Current market values are determined based on the traditional present value method, in which a single set of estimated cash flows and a single interest rate are used. If it is determined that the net recoverable amount of a rental real estate property is less than its carrying value, the rental real estate property is written down to its fair value. Any impairment in value is recorded in the consolidated statement of operations.

                  Amortization of the rental real estate buildings is being provided for over the estimated useful life on a declining balance basis at 5% per annum.

         (g)      Translation of Foreign Currency

                  i) Monetary assets and liabilities are translated at the rates of exchange in effect at the end of the fiscal period. Revenue and expenses are translated at the rate of exchange in effect on the date of the transaction. The resulting gains and losses are included in the consolidated statement of operations.

                  ii) The Company's investment in its foreign operations was of a self-sustaining nature. Accordingly, assets and liabilities of foreign operations were translated to Canadian dollars at the exchange rates in effect at the balance sheet date and revenues and expenses in fiscal 2004 and up to June 30, 2005 were translated at average rates for the period. Related foreign currency translation adjustments were recorded as a separate component of shareholders' equity and included in the cumulative translation account.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (h)      Financial Instruments

                  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

                  Cash and cash equivalents: The Company's cash equivalents consist primarily of investments in short term deposits with maturities of three months or less from dates of placements. The carrying amount approximates fair value because of the short maturity of those instruments.

                  Marketable securities: The Company's marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Marketable securities are recorded at the lower of cost and fair value with realized gains and losses recognized during the period.

                  Long-term investments: Long-term investments are carried at cost which approximate their fair value. Normal fluctuations of the market value are considered to be temporary. Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment is written down to its fair value.

                  Long and short-term debt: The carrying amounts of the Company's borrowings under its bank lines of credit and other long-term debts approximate their fair value as they carry interest at market rates.

                  Other financial assets and liabilities: The carrying amounts of these assets and liabilities approximate their fair value based principally, on short term to maturities and interest rates offered to the Company for debt with similar terms and conditions.

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

                  Revenue from a real estate sale is recognized once all material conditions have been satisfied and collection of the rental proceeds is reasonably assured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

         (l)      Stock-based Compensation and Other Stock-based Payments

                  The Company has a single Stock Option Plan. The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company's business. The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted. Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted. The Company accounts for stock-based compensation and other stock-based payments using the fair value-based method. Under the fair value method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to Contributed Surplus. Consideration paid by employees on exercise of stock options is recorded as share capital. The Company has not granted any new options since the adoption of these recommendations. As at September 30, 2006, the Company has no outstanding stock options.

         (m)      Concentration of Credit Risk

                  Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, rental receivables and revenue, and investments.

                  Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

                  Marketable securities held by a professional hedge fund manager can be withdrawn at any time and, therefore, credit risk is considered minimal.

                  The Company's portfolio investment primarily consists of shares in one company which constitutes a concentration of credit risk. The Company attempts to minimize this risk through constant review of this company's performance and representation on its board of directors.

                  Credit risk on rental receivables is minimized as a result of the collateral security held pursuant to legal agreements and leases.

                  The Company leases two of its properties to a single tenant accounting for approximately 43% of its rental revenue which constitutes a significant credit concentration.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (n)      Recent Accounting Pronouncements - Canadian GAAP

                  Recent accounting pronouncements affecting the Company's financial reporting under Canadian GAAP are summarized below:

                  (i) Financial Instruments. In January 2005, the CICA issued Handbook Section 3855, "Financial Instruments - Recognition and Measurement", and subsequently issued Section 3861, "Financial Instruments - Disclosure and Presentation". Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Both Sections apply to interim and annual financial statements for fiscal periods beginning after October 1, 2006 and will be adopted by the Company on October 1, 2006. Transitional provisions are complex and vary based on the type of financial instruments under consideration. The effect on the Company's consolidated financial statements is not expected to be material.


                  (ii) Comprehensive Income. CICA Handbook Section 1530, "Comprehensive Income", was issued in January 2005 to introduce new standards for reporting and presenting comprehensive income. Comprehensive income is the change in equity (net assets) of a company during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except for changes resulting from investments by owners and distributions to owners. It applies to interim and annual financial statements for fiscal periods beginning after October 1, 2006 and will be adopted by the Company on October 1, 2006. Financial statements for prior periods will be required to be restated for certain comprehensive income items. The effect on the Company's consolidated financial statements is not expected to be material.

                  (iii) Equity. In January 2005, the CICA issued Handbook
                  Section 3251, "Equity", which replaces Section 3250, "Surplus". It establishes standards for the presentation of equity and changes in equity during reporting periods beginning after October 1, 2006. Financial statements of prior periods are required to be restated for certain specified adjustments. For other adjustments, the adjusted amount must be presented in the opening balance of accumulated other comprehensive income. The Company will adopt this Section on October 1, 2006. The effect on the Company's consolidated financial statements is not expected to be material.

                  (iv) Hedges. CICA Handbook Section 3865, "Hedges", was issued in January 2005 to clarify requirements for determining hedging relationships and applying hedge accounting. The Company will adopt this Section on October 1, 2006. The effect on the Company's consolidated financial statements is not expected to be material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


3.       ACCOUNTS RECEIVABLE

                                                                                               2006              2005
                                                                                        -------------        -----------
         Accounts receivable, trade                                                     $     375,264     $      95,693
         Due from companies related by common management, trade                               121,511           141,248
                                                                                        -------------     ----------------

                                                                                        $     496,775     $     236,941
                                                                                        =============     ================



4.    NOTES AND MORTGAGES RECEIVABLE


                                                                                                2006             2005
                                                                                         --------------    --------------
      Mortgage  receivable,  bearing  interest at 9.5% per annum, due on demand, is secured by an assignment of a second mortgage on land.  Interest has been  waived by the  mortgagor  effective  July 1, 2002.  The  mortgage
         along  with   accrued   interest  of  $228,472   included  in  accounts
         receivable was repaid subsequent to the year-end.                               $     870,707     $     861,707

      Mortgage receivable, bearing interest at 14% per annum, due August 6,
         2006, secured by an assignment of third mortgage on land.  This
         mortgage was repaid subsequent to the year-end.                                       750,000           750,000

      Note receivable from an affiliated company, bearing interest at prime plus 1% per annum, due on demand, secured by a general security agreement. Management currently has no intention of demanding
         payment within the next twelve months.                                                249,000           249,000

      Note receivable from a former equity investee corporation bearing interest at 6% per annum with semi-annual repayments secured by common
         shares of the former equity investee corporation.                                           -           250,000
                                                                                         --------------     -------------

                                                                                             1,869,707         2,110,707

         Less:  Current portion                                                              1,620,707         1,861,707
                                                                                         --------------    --------------

                                                                                         $     249,000     $     249,000
                                                                                         ==============    ==============



5.       INVESTMENTS

                                                                                                2006              2005
                                                                                         --------------    -----------

          Synergx Systems Inc. - at cost (market value - $1,570,901;
            2005 - $2,544,305) (Note 2(a))                                               $   1,646,478     $ 1,646,478
         Other - at cost                                                                           161             161
                                                                                         --------------    ------------

                                                                                         $   1,646,639     $ 1,646,639
                                                                                         ==============    ============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


6.       RENTAL REAL ESTATE PROPERTIES


                                                                               2006                             2005
                                                          --------------------------------------------------------------
                                                                           Accumulated
                                                                  Cost     Amortization        Net              Net
        Rental real estate properties                      $ 13,296,387    $ 1,652,019    $ 11,644,368     $ 12,183,550
                                                           =============   ============    ===========     ============


7.       LONG-TERM DEBT

                                                                                                 2006               2005
                                                                                                ------             ------
         First mortgage bearing interest at prime plus 1.75% per annum, monthly payments
           of $5,217 plus interest with the balance due August 2011                          $    307,790     $    370,392

         First mortgage bearing interest at 6.52% per annum, blended monthly payments of
           $19,535 with the balance due December 2007                                             280,828           489,826

         First mortgage bearing interest at 4.63% per annum, blended monthly payments of
           $25,005 with the balance due July 2010                                               3,069,366         3,224,782

         Lender's based rate plus 0.4% per annum, fixed at 7.7% until 2008, first
           mortgage, repayable in monthly instalments with balance due August 2022                822,572          847,970
                                                                                             ------------      ------------

                                                                                                4,480,556         4,932,970

            Less:  Current portion                                                                475,569           452,414
                                                                                             ------------     -------------

                                                                                             $  4,004,987     $   4,480,556
                                                                                             ============     =============

         The mortgages are collateralized by the specific security on the related land and buildings.



         The aggregate amount of payments on long-term debt required in the subsequent twelve month periods to meet retirement provisions are as follows:

         2007                                                                                             $         475,569
         2008                                                                                                       320,510
         2009                                                                                                       272,869
         2010                                                                                                     2,655,192
         2011                                                                                                        94,662
         Thereafter                                                                                                 661,754
                                                                                                          -----------------
                                                                                                          $       4,480,556
                                                                                                          =================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


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




         (b)      Issued

                                                                                  2006              2005

            18,309,373  Class A shares                                     $    7,844,347     $    7,844,347
               484,012  Class B shares                                          1,846,910          1,846,910
             1,704,115  Class C preferred shares, Series 1                      1,304,248          1,304,248
             2,475,009  Class D preferred shares, Series 1                        247,400            247,400
               810,059  Class D preferred shares, Series 2                        217,501            217,501
               115,258  Class E preferred shares                                  487,900            487,900
               632,493  Class F preferred shares, Series 1                        632,493            632,493
             1,935,256  Series 1 preference shares                                553,146            553,146
                                                                           --------------     --------------
                                                                           $   13,133,945     $   13,133,945
                                                                           ==============     ==============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)




8.       CAPITAL STOCK (Continued)

         (b)     Issued (Continued)

                                                                          Class A                        Class B
                                                                    Number          Amount          Number         Amount
                                                                    ------         -------          ------         ------
                 Balance at September 30, 2004, 2005 and 2006     18,309,373   $   7,844,347         484,012   $   1,846,910
                                                                 ===========   =============        ========   =============


                                                                       Class C, Series 1              Class D, Series 1
                                                                    Number          Amount          Number         Amount
                                                                    ------         -------          ------         ------
                 Balance at September 30, 2004, 2005 and 2006      1,704,115   $   1,304,248       2,475,009   $     247,400
                                                                ============   =============       =========   =============


                                                                       Class D, Series 2                   Class E
                                                                     Number          Amount          Number         Amount
                                                                    ------         -------          ------         ------
                 Balance at September 30, 2004, 2005 and 2006        810,059   $     217,501         115,258   $     487,900
                                                                ============   =============       =========   =============


                                                                       Class F, Series 1             Series 1 Preference
                                                                    Number          Amount          Number         Amount
                                                                    ------         -------          ------         ------
                 Balance at September 30, 2004, 2005 and 2006        632,493   $     632,493       1,935,256   $     553,146
                                                                ============   =============       =========   =============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


9.       INCOME TAXES

                                                    2006               2005           2004
                                              -------------      ------------    ------------
                                                                                    (Note 1)
         Current                             $     465,363       $     11,628    $     10,211
         Future (recovery)                        (118,555)           455,849        (158,700)
                                             --------------      -------------   -------------
                                             $     346,808       $    467,477    $   (148,489)
                                             ==============      =============   =============

         The difference between the effective tax rate for continuing operations and the combined basic federal and provincial tax rate is explained as follows:

                                                                           2006             2005          2004
                                                                       -----------------------------------------
                                                                                                        (Note 1)
                                                                            %                %              %
         Income taxes computed at statutory combined basic income tax      36.1             36.1          36.6
            rates
         Non-deductible items                                               3.8              5.7          13.6
         Non-taxable portion of capital gains                              (0.2)           (12.5)         (2.9)
         Revaluation of benefits of future taxes                          (11.5)             -           (62.4)
         Other                                                                               1.0          (8.1)
                                                                       ----------       ----------      -------

         Effective income tax provision                                    28.2             30.3         (23.2)
                                                                       ==========       ==========      ========

         A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles is noted as follows:

                                                                                               2006              2005
                                                                                        ----------------  -----------
         Future tax assets:

           Capital and non-capital loss carry-forwards                                  $     52,341     $   45,137
           Cumulative eligible capital                                                        85,400         78,000
           Cumulative minimum taxes                                                           67,947        109,482
           Other                                                                              11,801         20,089
           Valuation allowance                                                               (47,947)       (90,218)
                                                                                        -------------     ----------
                                                                                             169,542        162,490
           Less:  Current portion                                                                  -          2,913
                                                                                        -------------     ----------
                                                                                        $    169,542     $  159,577
                                                                                        =============    ===========

         Future tax liabilities:

           Rental real estate properties                                                $  1,132,381     $1,284,771
           Other                                                                              40,887              -
                                                                                        ------------     -----------
                                                                                           1,173,268      1,284,771
           Less:  Current portion                                                             26,887              -
                                                                                        ------------     -----------
                                                                                        $  1,146,381     $1,284,771
                                                                                        ============     ===========

         The Company has non-capital loss carry-forwards of approximately $40,000 expiring between 2007 and 2016. The Company also has capital loss carry-forwards of approximately $227,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


10.      EARNINGS PER SHARE CALCULATION

         Earnings per share have been calculated based on the following:

                                                                                2006            2005                2004
                                                                           ------------    ---------------    --------------
                                                                                                                   (Note 1)
          Numerator:
             Net earnings for the year                                     $     885,113    $   1,074,855    $      789,535
             Dividends to preferred shareholders                                 (70,342)         (70,342)          (52,852)
                                                                           --------------   --------------   ---------------
             Numerator for basic earnings per share (available
               to common shareholders)                                     $     814,771    $   1,004,513    $      736,683
                                                                           ==============   =============    ==============

          Denominator:
             Weighted average number of participating shares and
               denominator for basic earnings per share                       18,793,385       18,793,385        17,320,029
                                                                           ==============   =============    ==============

          Earnings per share
             Basic and fully diluted                                       $        0.04    $        0.05    $         0.04


         The effect on earnings per share of the conversion of preferred shares is anti-dilutive and therefore not disclosed.





         Cumulative dividends in arrears on preferred shares are noted below:



        Class E                $   44,396       (2005 - $28,260; 2004 - $12,124)

        Class F                $  104,414       (2005 - $66,464; 2004 - $28,514)

        Series 1 preference    $   44,726       (2005 - $28,470; 2004 - $12,214)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


11.      MAJOR LEASES

         In 2006, the Company had two major leases that accounted for 29.7% and 13.3% (2005 - 30.6% and 13.6%; 2004 - 32.8% and 14.6%) respectively of total rent.



12.      RELATED PARTY TRANSACTIONS

         The Company entered into transactions and had outstanding balances with various companies related by virtue of common ownership and management.

         The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

         Significant related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:



              The Company received rents of $1,874,865 (2005 - $ 1,842,192; 2004
              (Note 1) - $1,288,083) from companies in which directors and officers of the Company are also directors and/or officers of these companies.

              The Company received interest of $24,434 (2005 - $13,079; 2004 (Note 1) - $9,234) from a company in which the President of the Company is also a director, officer and majority shareholder.

              Administration and management fees of $172,333 (2005 - $141,000; 2004 (Note 1) - $111,750) were paid to companies in which directors and officers of the Company are also directors and/or officers of these companies.

              Property management fees of $110,000 (2005 - $110,000; 2004 (Note
              1) - $82,500) were paid to a company in which directors and officers of the Company are also directors and/or officers.

              Consulting fees of $36,000 (2005 - $36,000; 2004 (Note 1) -
              $27,000) were paid to the President of the Company for services rendered.

              A management bonus of $Nil (2005 - $75,000; 2004 (Note 1) - $Nil) was paid to a director and officer of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


13.      SEGMENTED INFORMATION

         The Company is a Canadian management holding company operating in Canada with significant interests in real estate properties located in Ontario, Canada, investments in loans and mortgages, and an investment in the United States.

         Segmented information for the fiscal years ended September 30, 2006, 2005 and 2004, respectively, is as follows:

        (In thousands of dollars)                       Canada         United States     Eliminations      Consolidated

         2006

         Revenue                                    $          3,564 $          -       $       -        $          3,564
                                                    ================ =================  ================ ================
         Net earnings                               $            885 $          -       $       -        $            885
                                                    ================ ================== ================ ================
         Total assets                               $         20,912 $           1,646  $       -        $         22,558
                                                    ================ =================  ================ ================


         2005

         Revenue                                    $          3,155 $          -       $       -        $          3,155
                                                    ================ =================  ================ ================
         Net earnings (loss)                        $          1,097 $             (22) $       -        $          1,075
                                                    ================ ================== ================ ================
         Total assets                               $         19,962 $           1,646  $       -        $         21,608
                                                    ================ =================  ================ ================


         2004 (Note 1)

         Revenue                                   $          2,276  $          -       $       -         $          2,276
                                                   ================  ================== ================  ================
         Net earnings                              $            575  $              215 $       -         $            790
                                                   ================  ================== ================  ================
         Total assets                              $         17,770  $            2,667 $       -         $         20,437
                                                   ================  ================== ================  ================

14. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES


         The Company follows accounting principles generally accepted in Canada. There are no material differences between generally accepted accounting principles in Canada and those applicable in the United States, except for the required disclosure of the comprehensive income.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)


14. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

                                                                            Canadian                                  U.S.
                                                                           Accounting           Increase          Accounting
                                                                           Principles          (Decrease)         Principles
                                                                                $                  $                   $

         September 30, 2006
         Marketable securities                                                 1,051,911            11,031         1,062,942
                                                                                               -------------

         Total current assets                                                  8,848,522            11,031         8,859,553
                                                                                               -------------

         Investments                                                           1,646,639           (75,577)        1,571,062
                                                                                               -------------

         Total assets                                                         22,558,071           (64,546)       22,493,525
                                                                                               =============

         Future income taxes                                                      26,887             1,991            28,878
                                                                                               -------------

         Total current liabilities                                             1,501,803             1,991         1,503,794
                                                                                               -------------

         Future income taxes                                                   1,146,381           (19,903)        1,126,478
                                                                                               -------------

         Total liabilities                                                     6,653,171           (17,912)        6,635,259

         Retained earnings                                                     2,770,955             9,040         2,779,995
         Accumulated comprehensive income                                         -                (55,674)          (55,674)
                                                                                               -------------

         Total shareholders' equity                                           15,904,900           (46,634)       15,858,266
                                                                                               -------------

         Total liabilities and shareholders' equity                           22,558,071           (64,546)       22,493,525
                                                                                               =============


         September 30, 2005

         Marketable securities                                                   743,675            77,788           821,463
                                                                                               -------------

         Total current assets                                                  7,369,374            77,788         7,447,162
                                                                                              --------------

         Investments                                                           1,646,639           897,827         2,544,466
                                                                                              --------------

         Total assets                                                         21,608,140           975,615        22,583,755
                                                                                              ==============

         Future income taxes                                                      -                 14,041            14,041
                                                                                              --------------

         Total current liabilities                                               823,026            14,041           837,067
                                                                                              --------------

         Future income taxes                                                   1,284,771           155,793         1,440,564
                                                                                              --------------

         Total liabilities                                                     6,588,353           169,834         6,758,187

         Retained earnings                                                     1,885,842            63,747         1,949,589
         Accumulated comprehensive income                                         -                742,034           742,034
                                                                                              --------------

         Total shareholders' equity                                           15,019,787           805,781        15,825,568
                                                                                              --------------

         Total liabilities and shareholders' equity                           21,608,140           975,615        22,583,755
                                                                                              ==============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)




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

                                                                                2006              2005             2004
                                                                                ----              ----             ----
         Net earnings for the year in accordance with Canadian   GAAP      $    885,113    $   1,074,855     $     789,535

           Unrealized gain (loss) on marketable securities                      (66,757)          77,788                 -
           Future income tax thereon                                             12,050          (14,041)                -
                                                                           -------------   --------------    --------------

         Net earnings for the year in accordance with U.S. GAAP                 830,406        1,138,602           789,535

           Unrealized gain (loss) on available for sale securities             (973,404)         897,827                 -
           Future income tax thereon                                            175,696         (155,793)                -
                                                                           -------------   --------------    --------------

         Comprehensive income                                              $     32,698    $   1,880,636      $    789,535
                                                                           =============   ==============     =============

         Earnings per share U.S. GAAP
           Basic and fully diluted                                         $       0.04    $        0.06      $       0.04
                                                                           =============   ==============     =============


         Impact of recent United States accounting pronouncements

         In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS") No. 123R ("SFAS No.123(R)"), "Shared-Based Payment", which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments on the enterprise or (b) liabilities that are based on the fair value of an enterprise's equity instruments or that may me settled by the issuance of such equity instruments. SFAS 123R requires an entity to recognize the grant date fair value of stock options and other equity-based compensation issued to employees in the income statement. SFAS 123R generally requires that an entity account for such transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in Accounting Principles Board ("APB") Opinion No.25, which was permitted under SFAS No 123, as originally issued. The revised statement also requires entities to disclose information about the nature of the share-based payment transactions and the effects of those transactions on the financial statements. SFAS No. 123R is effective for small business issuers for the first annual reporting period that begins after December 15, 2005. The Company plans to adopt SFAS No 123R as of October 1, 2006 using the appropriate transition options and adoption period prescribed in the Statement. Adoption of this standard will not have an impact on the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)




14. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)


         In July 2006, FASB released Financial Interpretation ("FIN") No. 48 "Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109". FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an enterprise's fiscal year, provided the enterprise has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the fiscal period of adoption. The Company is currently evaluating the impact of FIN 48 in its consolidated financial statements.

         In September 2006, the FASB issued SFAS No 157, "Fair Value Measurements". This statement defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 does require any new fair value measurements. However, for some entities, the application of SFAS 157 will change current practice. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application permitted. The Company does not expect SFAS 157 to have a material impact on the Company's financial position or results of operations.

         In September 2006, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No 108 which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 becomes effective in fiscal 2007. Adoption of SAB 108 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

         In September 2006, the FASB. issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". SFAS 158 requires the employer to recognize the overfunded or underfunding status of any defined benefit postretirement plan as an asset or liability on its balance sheet and to recognize the changes in that status through adjustments to comprehensive income. It also requires an employer to measure the funded status of a plan as of the date of its year end balance sheet. These requirements are effective for fiscal years ended after December 15, 2006. The adoption of SFAS No. 158 will have no effect on the Company's consolidated financial position, results of operations or cash flows.

         In September 2006, the FASB issued FSP AUG AIR--1, "Accounting for Planned Major Maintenance Activities". FSP AUG AIR--1 prohibits companies from accruing the future costs of periodic major overhauls and maintenance of plant and equipment as a liability. The provisions of FSP AUG AIR--1 are effective for fiscal years beginning after December 15, 2006. The Company does not expect the implementation of these provisions to have a material impact on its consolidated financial statements.

 SCHEDULE XXVIII
 REAL ESTATE AND ACCUMULATED DEPRECIATION
 FOR THE YEAR ENDED SEPTEMBER 30, 2006
 (Expressed in Canadian Dollars)

                                                                                   COSTS CAPITALIZED
                                              INITIAL COST                            SUBSEQUENT TO
  DESCRIPTION              ENCUMBERANCES     TO THE COMPANY                          ACQUISITION
                                                    BUILDING &                        CARRYING
                                           LAND     IMPROVEMENTS     IMPROVEMENTS       COSTS        TOTAL
-----------------------------------------------------------------------------------------------------------------
 Industrial Building
 Toronto, Ontario
 Canada                    $ 3,069,366   $  560,000   $ 4,785,524       $  2,300       $        -     $  2,300

 Industrial Building
 Hamilton, Ontario
 Canada                        307,790      280,000     1,320,000         50,000                -       50,000

 Industrial Building
 Cambridge, Ontario
 Canada                        280,828      750,000     4,525,000              -                -            -

 Commercial Building
 Newmarket, Ontario
 Canada                        822,572      163,027       786,973        258,563                -      258,563

                            ----------   ----------    ----------        ------         -----------    --------
                           $ 4,480,556  $ 1,753,027   $11,417,497       $310,863       $        -     $310,863
                            ==========   ==========    ==========        ======         ===========    ========

SCHEDULE XXVIII
 REAL ESTATE AND ACCUMULATED DEPRECIATION
 FOR THE YEAR ENDED SEPTEMBER 30, 2005
 (Expressed in Canadian Dollars)
(continued)

                                                                                                                    LIFE ON WHICH
                                                                                                                     DEPRECIATION
                                                                                                                      IN LATEST
                                               GROSS AMOUNT                                                             INCOME
                                             AT WHICH CARRIED              ACCUMULATED         DATE OF       DATE     STATEMENTS IS
  DESCRIPTION                               AT CLOSE OF PERIOD            DEPRECIATION      CONSTRUCTION    ACQUIRED    COMPUTED
                                                BUILDING &
                                     LAND       IMPROVEMENTS    TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
 Industrial Building
 Toronto, Ontario
 Canada                          $ 560,000    $ 4,787,824      $ 5,347,824  $  713,258           1953     Jan. 1, 2004    40 Years

 Industrial Building
 Hamilton, Ontario
 Canada                            280,000      1,370,000        1,650,000     174,665           1918     Jan. 1, 2004    40 Years

 Industrial Building
 Cambridge, Ontario
 Canada                            565,000      4,525,000        5,090,000     595,391           1966     Jan. 1, 2004    40 Years

 Commercial Building
 Newmarket, Ontario
 Canada                            163,027      1,045,536        1,208,563     168,705           1986     Jan. 1, 2004    40 Years

                                ----------     ----------       ----------   ---------
                               $ 1,568,027    $11,728,360      $13,296,387  $1,652,019
                                ==========     ==========       ==========   =========


 RECONCILIATION

                                                                                               Accumulated
                                                            Cost                               Depreciation
   Balance at beginning of year                              $ 13,246,438                      $ 1,062,888

   Additions during the period
     Acquisitions through forcloser         $         -                       $         -
     Other acquisitions                               -                                 -
     Improvements, etc.                          79,425                                 -
     Depreciation for the period                      -                           618,607
     Other                                            -                                 -
                                             -----------                       -----------
                                                                  79,425                           618,607
   Deductions during the period
     Cost of real estate sold                         -                                 -
     Other (fully depreciated)                   29,476                            29,476
                                             -----------                       -----------
                                                                  29,476                            29,476
                                                             -----------                         ---------
   Balance at end of period                                 $ 13,296,387                        $1,652,019
                                                             ===========                         =========

SCHEDULE XXIX
MORTGAGE LOANS ON REAL ESTATE
FOR THE YEAR ENDED SEPTEMBER 30, 2006
 (Expressed in Canadian Dollars)

                                                                                                                       PRINCIPAL
                                                                                                                       AMOUNT OF
                                                                                                                     LOANS SUBJECT
                                       FINAL        PERIODIC                        FACE           CARRYING         TO DELINQUENT
                          INTEREST    MATURITY      PAYMENT            PRIOR       AMOUNT OF       AMOUNT OF         PRINCIPAL OR
    DESCRIPTION             RATE       DATE          TERMS             LIENS       MORTGAGES       MORTGAGES           INTEREST
===================================================================================================================================
Vacant Land                9.50%      Demand      On Demand             None     $   870,707     $   870,707              Nil***

Third mortgage
on Development
Property                  14.00%   Aug. 6, 2006   Interest Monthly      None     $   750,000     $   750,000              Nil***
                                                                                  ----------      ----------          ---------
                                                                                 $ 1,620,707     $ 1,620,707              Nil
                                                                                  ==========      ==========          =========

***Repaid subsequent to fiscal year end

RECONCILIATION
                                                                Mortgages
                                                                Receivable

  Balance at beginning of year                                  $1,611,707

  Additions during the period

    New mortgage loans                       $       -

    Acquired on amalgamation                         -

    Other                                        9,000
                                              ----------
                                                                     9,000

  Deductions during the period

    Collections of principal                         -

    Foreclosures                                     -

    Cost of mortgage sold                            -
    Amortization of premium                          -
    Other                                            -
                                             ------------
                                                                 ----------
  Balance at end of period                                      $1,620,707
                                                                ===========

                                    EXHIBITS

12-1 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
12-2 Certification Pursuant to Rule 13a-14(a)/15d-14(a)
13-1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).
13-2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10
     U.S.C. 1350).
15-1 Consolidated Financial Statements of Synergx Systems Inc. and Subsidiaries for the Years Ended September 30, 2006 and 2005